Filed Pursuant to Rule 424(b)(4)
Registration No. 333-189447

PROSPECTUS

SEITEL, INC.

OFFER TO EXCHANGE

$250,000,000 Principal Amount of 9 1/2% Senior Notes Due 2019

for

$250,000,000 Principal Amount of 9 1/2% Senior Notes Due 2019

The Exchange Offer Will Expire At 5:00 P.M.,

New York City Time, On August 7, 2013, Unless Extended

We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange up to $250,000,000 aggregate principal amount of our new 9 1/2% Senior Notes due 2019 that we have registered under the Securities Act of 1933 for an equal principal amount of our outstanding 9 1/2% Senior Notes due 2019. We refer to the new notes you will receive on this exchange offer collectively as the “new notes,” and we refer to the old notes you will tender in this exchange offer collectively as the “old notes.” The new notes will represent the same debt as the corresponding old notes and we will issue the new notes under the same applicable indenture.

Terms of the exchange offer:

•	We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

•

We believe that the exchange of old notes will not be a taxable event for U.S. federal income tax purposes, but you should see “Certain U.S. Federal Income Tax Considerations” on page 162 for more information.

•	We will not receive any proceeds from the exchange offer.

•

The terms of the new notes are substantially identical to the old notes, except that the new notes are registered under the Securities Act of 1933 and the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes.

See “Risk Factors” beginning on page 22 for a discussion of risks that should be considered by holders prior to tendering their old notes.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 10, 2013

You should rely only on the information contained in this document and any supplement or to which we have referred you. See “Where You Can Find More Information.” We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should assume that the information appearing in this prospectus or incorporated by reference is accurate only as of the date on the front cover of this prospectus or any supplement or the date of the documents incorporated by reference, as the case may be.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, which we refer to as the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

INDUSTRY AND MARKET DATA

The majority of the market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including market analysis data published by the Department of Energy, Baker Hughes, Spears & Associates, Inc., Land Rig Newsletter, Business Monitor International and the Energy Information Administration. We did not commission any of these publications or reports. The remainder of the data are based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee or provide any warranty regarding the accuracy and completeness or suitability of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and we do not make any representation as to the accuracy of such information. Forecasts are particularly likely to be inaccurate, especially over long periods of time, and we do not know what assumptions, for example, regarding general economic growth, are used in preparing the forecasts included in this prospectus. Similarly, while we believe our internal and external research is reliable, it has not been verified by any independent sources and we make no assurances that the predictions contained therein are accurate. Industry and market data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.

FORWARD-LOOKING STATEMENTS

Certain information included in this prospectus and the documents incorporated by reference may be deemed to be “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical facts, included in this prospectus are forward-looking statements. In particular, statements that we make relating to our intentions, beliefs or current expectations concerning, among other things, overall volume trends, expected business outlook, anticipated financial and operating results, industry forces, margin trends, the likelihood of success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity, the anticipated amount and timing of capital expenditures and our strategies are forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “propose,” “plan,” “target,” “foresee,” “should,” “intend,” “may,” “will,” “would,” “could,” “potential,” or, in each case, their negative or other variations and similar terminology are intended to identify forward-looking statements.

These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new marketing applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Any forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results of operations, financial condition and liquidity or developments may not be indicative of results or developments in subsequent periods. Any forward-looking statements that we make in this prospectus speak only as of the date of such statement. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission (the “SEC”), we are under no obligation to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements include the risk factors discussed under the heading “Risk Factors” and the following:

•	risks related to the cyclical nature of our industry and the adverse effects of the level of capital expenditures by oil and gas companies;

•	risks related to current and future government regulation that may negatively impact demand for our products and services and increase our cost of conducting business;

•	risks related to the volatility of oil and natural gas prices;

•	risks related to the availability of capital for our customers;

•	the risk that we may not be able to generate or obtain sufficient financing to cover the costs of acquiring and processing seismic data for our library that are not underwritten by our customers;

•	the risk of adverse effects to our business due to the failure of our customers to fulfill their obligations to reimburse us for the underwritten portion of third-party contractor costs;

•	risks related to developments in the oil and gas business in the U.S. and Canada;

•	risks related to the competition for the acquisition of new seismic data;

•	the risk that our operating results and cash flow may fluctuate in the future;

•	the risk that weak demand could impair the value of our data library;

•	the risk that failure to meet cash flow projections may result in goodwill impairment charges;

•	risks related to our international operations and currency fluctuations;

•	risks related to the availability and retention of key employees;

•	risks related to our ability to recognize certain tax benefits;

•	the risk that our internal controls and procedures may not prevent all possible errors;

•	risks related to our use of third-party contractors;

•	the risk that technological changes may not be available to us; and

•	other factors discussed elsewhere in this prospectus.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus. Potential investors and other readers are urged to consider the above-mentioned factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them does occur, what impact they will have on our results of operations and financial condition.

TRADEMARKS AND TRADE NAMES

This prospectus includes trademarks which are protected under applicable intellectual property laws and are the property of the company or its subsidiaries. This prospectus may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

OTHER DATA

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

SUMMARY

This summary highlights certain significant aspects of our business and this exchange offer contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Forward-Looking Statements.”

In this prospectus, unless otherwise specified or the context otherwise requires, (i) the “issuer,” “we,” “us,” “our,” “the Company” and “our company” refer to the consolidated business of Seitel, Inc. and all of its subsidiaries and (ii) the “guarantors” refer to certain of our subsidiaries that have guaranteed on a senior unsecured basis our obligations under the notes (as defined below).

The Exchange Offer

On March 20, 2013, we issued and sold $250.0 million aggregate principal amount of senior notes due 2019, referred to herein as the old notes. In connection with that sale, we entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to deliver this prospectus to you and to complete an exchange offer for the old notes. As required by the registration rights agreement, we are offering to exchange $250.0 million aggregate principal amount of our new senior notes due 2019, referred to herein as the new notes, the issuance of which will be registered under the Securities Act, for a like aggregate principal amount of our old notes. We refer to this offer to exchange the new notes for the old notes in accordance with the terms set forth in this prospectus and the accompanying letter of transmittal as the exchange offer. You are entitled to exchange your old notes for new notes. We urge you to read the discussions under the headings “The Exchange Offer” and “Description of the New Notes” in this prospectus for further information regarding the exchange offer and the new notes. We refer to the old notes and the new notes collectively as the Notes or the 9 1/2% Senior Notes.

Company Overview

We are a leading provider of onshore seismic data to the oil and gas industry in North America. We own an extensive library of proprietary onshore and offshore geological data that we have accumulated since our inception in 1982. We believe our data library is the largest three-dimensional (“3D”) onshore database available for licensing in North America and includes leading positions in oil- and liquids-rich unconventional plays.

As of June 7, 2013, we own 39,000 square miles of 3D onshore data, consisting of 25,950 U.S. square miles (67%) and 13,050 Canadian square miles (33%). We have a leading market position in key geographies that benefit from the ongoing growth in North American unconventional onshore oil and gas activity. Approximately 48.7% of our 3D onshore library is comprised of data located in unconventional plays, and currently we have an additional 1,350 square miles of 3D onshore data in progress in those areas. Since 2008, we have embarked upon a campaign to acquire data in key unconventional plays, including oil- and liquids-rich North American plays such as the Eagle Ford/Woodbine and Niobrara/Bakken, where we own a combined 8,100 square miles of 3D unconventional data. Our library also includes data in other oil- and liquids-rich plays including, in the U.S., Utica/Marcellus and Granite Wash (Panhandle Plays) and, in Canada, the Montney and Cardium. Including data in progress, we have grown our 3D onshore unconventional library by 12.5% compounded annually since the beginning of 2008.

Our business model is to acquire data selectively in geological formations that we believe will support drilling from a variety of oil and gas producers over an extended period of time. We design and manage new surveys and license them to initial clients which typically fund a significant portion (approximately 50%—70%)

of the total cost of each survey (referred to as “client underwriting”). Seitel owns 100% of the acquired data and licenses it to additional parties on a non-exclusive basis. Such resales are unlimited in both time and amount and require minimal incremental cash costs, leading to a rapid payback period on new investments of typically less than three years and high returns thereafter. Our long-lived, diverse data library built over three decades continues to provide value to our customers, with 52% of our 2012 3D onshore resale revenue coming from data over 5 years old, including resales of data from vintages as early as 1994.

We believe that we have low fixed costs and a highly flexible operating model, as we do not own any seismic survey equipment or directly employ field personnel. Instead, we outsource those functions by contracting with third-party specialists, as required, in various facets of the data acquisition process in order to complete surveys to expand our data library. We also use sales commissions to create incentives for our sales force while matching our costs to our achieved sales. We believe this business model provides enhanced flexibility, allowing us to optimize our level of investment for the market environment and resulting in substantially lower cash flow volatility by enabling us to respond quickly to changes in demand and shifts in client geographic focus.

We serve a market which includes over 1,600 companies in the oil and gas industry. Our customers include large independent and major integrated oil and gas companies, as well as small- and mid-cap exploration and production companies. The importance of geological data in the exploration and development process drives demand for data in our library. Specifically, our customers use seismic data to identify geographical areas where subsurface conditions are favorable for oil and gas exploration and to optimize development and production of oil and gas reserves. Seismic data provides valuable insight for operators, including a target zone’s thickness, as well as faulting pattern complexity, helping with the design of horizontal drilling programs and minimizing the potential for uneconomic wells.

We are a private company controlled by ValueAct Capital Master Fund, L.P. (“ValueAct”) and funds managed by affiliates of Centerbridge Partners, L.P. (“Centerbridge”). For the fiscal year ended December 31, 2012, our Cash Sales and Cash EBITDA were $141.9 million and $115.3 million, respectively, and total revenue and Adjusted EBITDA were $240.5 million and $213.9 million, respectively. For the three months ended March 31, 2013, our Cash Sales and Cash EBITDA were $23.9 million and $16.7 million, respectively, and total revenue and Adjusted EBITDA were $51.4 million and $44.1 million, respectively. See pages 17 to 21 for an explanation of Cash Sales, Cash EBITDA and Adjusted EBITDA.

Data Library Overview

We believe our data library is the largest 3D onshore database available for licensing in North America. We have built our 3D onshore library over more than 20 years with over $1.5 billion in gross investments and we view our library as an asset that would be time- and cost-prohibitive for others to replicate. Approximately 48.7% of our 3D onshore library is comprised of data located in unconventional plays, and we currently have an additional 1,350 square miles of 3D onshore data in progress in those areas. We believe we are well positioned in oil- and liquids-rich plays such as the Eagle Ford/Woodbine, Niobrara/Bakken, Utica/Marcellus, Granite Wash (Panhandle Plays), Montney and Cardium with 19,000 miles of data in unconventional areas.

3D Seismic library overview—as of June 7, 2013
	Completed surveys		Surveys in Progress
	Square miles(a)	% of total	Square miles(a)
Eagle Ford/Woodbine	5,500	11%	400
Niobrara/Bakken	2,600	5%	—
Haynesville	1,350	3%	—
Utica/Marcellus	750	2%	450
Granite Wash (Panhandle Plays)	650	1%	100
Permian Basin(b)	—	—	400
Conventional 3D	15,100	30%	—

Total U.S. onshore	25,950	52%	1,350

Montney	3,750	8%	—
Cardium	3,350	7%	—
Horn River	1,050	2%	—
Conventional 3D	4,900	10%	—

Total Canada	13,050	27%	—

Total onshore	39,000	79%	1,350

U.S. offshore	10,500	21%	—

Worldwide total	49,500	100%	1,350

(a)	Square miles reflect mileage net to Seitel’s revenue interest
(b)	Existing surveys in the Permian have not yet been reclassified from U.S. conventional 3D pending identification of the areal extent of the play.

Unconventional 3D library by play

19,000 square miles—unconventional onshore 3D data

Our data library is a highly valuable asset that has historically generated strong returns on capital. As of March 7, 2012, the appraised value of our data library was $467.0 million. Since then, we have committed approximately $60 million net investment and approximately $150 million gross investment towards acquiring approximately 2,800 square miles of additional data. The technical and informational usefulness of our data has generally not declined over time. Demand for data is driven by the level and location of customer exploration and development activity and not the age of the data. Because of our positioning in favorable geographies and the long life of the data, there is significant built-in potential for repeat licensing of data at little or no marginal cost. The existing library is highly defensible as the customer’s cost of licensing data is typically much lower than the cost of creating a new survey, thus there is little incentive for competitors to survey areas where we already have data.

Virtually all capital expenditures are additive to our library, as we have minimal true “maintenance” capital expenditure requirements. However, we estimate that approximately $25 million of net cash capital expenditures are required annually to offset declines in contribution from older data, depending on the areas in which customers are focusing their exploration and production activity. In 2012, we invested $87.5 million of net cash capital expenditures (defined as total capital expenditures net of client-funded cash underwriting and non-cash additions to the library) to grow our 3D data library and for 2013, our budgeted net cash capital expenditures are $60.0 million. We have $25.5 million net cash capital expenditures in our data acquisition backlog as of June 7, 2013. In 2012, we completed approximately 2,800 square miles of 3D data that was added to our library. In 2013, we expect to add approximately 2,400 square miles to our library, of which 1,800 had been added to our library as of June 7, 2013. See pages 17 and 19 for an explanation of net cash capital expenditures.

Our Competitive Strengths

We believe we have the following competitive strengths:

Large and Diverse Data Library with Leading Market Position in Key Oil- and Gas-Producing Regions

We believe we have the largest 3D onshore seismic data library available for licensing in North America. Our 3D onshore library has been built through a gross investment of over $1.5 billion, over $700 million net of underwriting, since 1994. Our data covers a diverse range of oil- and gas-producing regions in the United States and Canada and we believe it provides us with leading positions in oil- and liquids-rich unconventional plays. As of June 7, 2013, we have 19,000 square miles of unconventional 3D onshore data, and all of our data acquisition backlog as of June 7, 2013 is directed to oil- and liquids-rich unconventional plays. We have grown our 3D onshore unconventional library by 12.5% compounded annually since the beginning of 2008, including surveys in progress. Moving forward, further development of existing plays, as well as exploration of new unconventional plays, including the Mowry, Point Pleasant and Woodbine in the U.S. and Duvernay in Canada, represent areas of key growth potential.

Significant Market Opportunity

We believe we are positioned to benefit from the expected long-term growth in North American onshore oil and gas exploration and production activity. Because of their favorable production economics, unconventional plays have attracted substantial long-term investment from high quality exploration and production (“E&P”) companies, including major oil companies, large independents and national oil companies. Seismic data is critical to oil and gas exploration and development in unconventional plays since it provides a wealth of insight into the structure and properties of producing formations. Such insight enhances customers’ ability to design efficient and productive horizontal drilling programs.

Continued improvement in technology is expanding the size of producible formations in the unconventional plays and making previously undeveloped plays economically viable for production. Many of these areas have little to no 3D data available, setting the stage for long-term future demand for our services and growth of our data library. Furthermore, many of our top acquisition and resale customers are active in the growing and emerging unconventional plays, positioning us for new survey opportunities with existing customers. We believe we are well positioned to acquire new data selectively in emerging unconventional plays where there is limited existing data. We are able to utilize our proprietary information-gathering tools, expertise, customer relationships and insights gained from licensing activity in the existing library to identify and select surveys that have attractive return potential. In addition, several major North American unconventional plays, including the Eagle Ford, have emerged in areas that were historically targets for conventional production of oil and gas. In such areas, our existing library of data has generated substantial customer demand and allowed us to identify adjacent areas for further data acquisition.

Multiple Revenue Opportunities Lead to Strong Returns on New and Existing Data

Several factors lead to multiple licensing of our data, which drives high returns on our investments over time. An area captured by a 3D survey may have multiple mineral holders within a particular stratigraphic layer, as well as vertically across layers. Also, new oil and gas field discoveries, new drilling technologies and pipeline and oil and gas infrastructure expansion can cause renewed exploration activity in a previously assessed surrounding area. Due to the capital intensive nature of developing unconventional plays, many oil and gas companies seek partners to share in the cost of development and these partners will often need to purchase licenses for their own use. In addition, merger and acquisition activity often requires re-licensing of data following a change in field ownership. Moreover, prospective developers and investors without mineral rights may seek our data.

Our payback on investments in unconventional plays has been very short and we have proven our ability to license onshore data for extended periods after creation. For the year ended December 31, 2012, 52% of total resale revenue for 3D onshore data came from data acquired before 2008, and we are still licensing data from 1994, our first 3D vintage year. For new data, we have a rapid payback period of less than three years on average, with annual returns on investments averaging approximately 38% in the first three years of an investment.

Ability to Adjust Quickly to E&P Industry Cycles

Our variable operating structure allows us to curtail overhead costs quickly during cyclical downturns in the industry, and most of our capital expenditures are discretionary additions to our seismic data library with significant underwriting commitments from customers. During the downturn in 2008-2009, because we had no fixed overhead costs related to maintaining seismic equipment or crews and because of our commission-based, bonus-centric employee compensation structure, we were able to reduce cash operating expenses from $30.0 million to $20.9 million. Also from December 31, 2008 to December 31, 2009, we were able to react quickly to reduce net cash capital expenditures from $44.6 million to $17.5 million. In contrast to our business model, the majority of seismic companies own and operate seismic equipment and crews, creating fixed operating expenses and less flexible cost structures.

Seismic Data Has an Attractive Value Proposition Among Our Blue Chip Customer Base

Our data is critical to oil and gas exploration and development activity. Understanding geological structure maximizes production and returns on client investments; however, seismic data purchases represent a small fraction of total drilling and completion costs, generally less than 1%. Our customer base ranges from some of the largest independent oil companies in the world to small, single-basin E&P companies, with very little customer concentration. As we have grown our presence in unconventional plays, our customer base has shifted towards larger producers, which are better positioned to maintain a consistent seismic spending plan. In addition, our revenue stream remains highly diversified. No single customer accounted for more than 10% of revenue for 2010 or 2012, while in 2011 our top customer accounted for approximately 11% of revenue. Cumulatively over our three most recent fiscal years, our top customer represented 6.7% of our total revenue.

Experienced Management Team

Our senior management team is comprised of individuals with an average of over 30 years of relevant experience. Robert Monson, our President and CEO, has over 28 years of industry experience, while Marcia Kendrick, our CFO, joined us in 1993 from Arthur Andersen and has over 22 years of industry experience. Kevin Callaghan, our Chief Operating Officer, joined Seitel in 1995 from Digicon Geophysical and has over 40 years of relevant industry experience. Our expertise is in the selection, design and management of seismic surveys. We also believe we maintain the largest sales and marketing group in the industry.

Our Current Strategy

Underwritten Data Acquisitions

We add data to our library primarily by contracting with third-party specialist service providers to create new subsurface geological data, which we design and own. Typically, one or more customers will underwrite or fund a significant portion of the direct cost of a seismic survey in exchange for a license or licenses to use the resulting data. The relatively high level of underwritten acquisition costs, approximately 50-70% of the cost of the survey, lowers our initial capital requirements and enhances our return on investment.

We own 100% of acquired data and license it to additional parties on a non-exclusive basis. Such resales are unlimited in both time and amount and require minimal incremental cash costs, leading to a rapid payback period on new investments of typically less than three years, with high returns thereafter. Our long-lived, diverse data library built over three decades continues to provide value to our customers, with 52% of our 2012 3D onshore resale revenue coming from data over five years old, including resales of data from vintages as early as 1994.

Provide Value to Customers Through Deep Industry Knowledge and Technical Expertise

As a provider of multi-client data services, we deliver value to our clients through several aspects of our business. Our extensive expertise and local intelligence in designing and managing surveys is not generally available to our client base. As a large onshore data library owner, we have an existing data “footprint,” often providing further cost efficiencies and higher-quality data for new surveys. Clients are disposed to underwrite our surveys as the cost to license multi-client data is significantly less than the cost to commission a proprietary survey. Finally, our clients maintain anonymity both within the local community and amongst competitors through contracting with us.

Continue to Grow and Increase Library Footprint in Unconventional Plays

We focus our data acquisition efforts on oil- and natural gas-producing areas that we believe are well suited to benefit from current and emerging trends in the E&P industry. In 2008, we began making strategic investments in unconventional plays which substantially contributed to our Cash Resales in 2010, 2011 and 2012. We have expertise and data in key unconventional plays, including the Eagle Ford/Woodbine, Niobrara/Bakken, Utica/Marcellus, Granite Wash (Panhandle Plays), Montney and Cardium. We work closely with our customers to determine specific areas of interest and future investment and, when suitable, grow with them into emerging unconventional plays. We believe our leading position in many unconventional plays, compared with our competitors, positions us to continue to be the seismic data provider of choice in these plays. Including data in progress, we have grown our 3D onshore unconventional library by 12.5% compounded annually since the beginning of 2008, an average increase of 1,662 square miles per year.

Expand Library in a Disciplined and Cost-effective Way

The substantial majority of our library additions come from new seismic data creation. We also grow our data library through cash purchases of existing seismic data, non-monetary data exchanges and new value-added products created from existing data. The decision to make capital investments is weighed against the estimated length of the payback period and projected return on capital. Additionally, when acquiring 3D surveys, we consider the proximity to 3D surveys already in our library as we believe that there is greater value in contiguous data, or close concentrations of surveys in a single area. We believe the continued expansion of North American onshore oil and gas activity provides a substantial white space opportunity for new data acquisition, and we use proprietary information tools and apply our management expertise to select among our pipeline of new survey opportunities. We typically pursue a new acquisition project only if it has a significant underwriting commitment from our customers and if we believe that conditions exist for repeated licensing of the data over an extended period of time. We are thorough in our evaluation of survey opportunities and are selective in adding prospective surveys to our pipeline and, therefore, not all surveys will meet our return requirements.

Leverage Internal Geophysical and Operations Management Expertise While Outsourcing Lower Margin Services

Our strong geophysical, technical and field operating management expertise is essential in maintaining our leadership through our ability to design surveys with attractive return potential and manage their creation. We will continue to outsource the non-core, fixed-cost intensive services, including surveying, permitting and data capture involving field equipment and crews. This strategy enables us to select vendors that we believe offer the best price, equipment and skill sets for a particular environment, geographical location or geophysical objective and provides us with access to state-of-the-art equipment and emerging technologies. We believe this operating model also gives us the flexibility to control costs to respond appropriately to changing market conditions, thus contributing to more stable performance.

Maintain a Strong Balance Sheet and Ample Liquidity

We believe a strong balance sheet and ample liquidity are critical elements to positioning the business for future growth, given the substantial market opportunity. We intend to fund data acquisitions with the cash flow generated from operations. As of March 31, 2013, we had total cash and cash equivalents of $25.5 million and a $30.0 million credit facility, subject to certain limitations on availability.

Industry Overview

Overview of Seismic Data

Oil and gas companies consider seismic data an essential tool in finding and exploiting hydrocarbons. Companies use seismic data in oil and gas exploration and development efforts to increase the probability of drilling success. Further, seismic data analysis can increase recoveries of reserves from existing, mature oil fields by optimizing the drilling location of development wells and by revealing additional, or “step-out,” locations that would not otherwise be apparent. With the shift to unconventional plays, E&P companies now use seismic data in unconventional plays as a development tool to better identify efficient drilling plans and maximize production by identifying and understanding a series of critical characteristics of the targeted resource. Therefore, seismic data is increasingly tied to relatively stable development capital expenditures. The cost of seismic data is less than 1% of the total cost of drilling and completion for most projects, but provides substantial benefits to operators, including minimizing potential for uneconomic wells.

Drivers of Ongoing Demand for Seismic Data

There are many drivers which cause seismic data to be licensed repeatedly by different customers over a long time period, including fractured mineral positions, stratified mineral interests, partnerships, lease and option turnover, correlation to well analogs, commodity pricing, improvements in data processing techniques and developments in drilling and production technology.

Additionally, the explosion of activity in unconventional plays has generated opportunities for further resales of data that was created in the search for conventional resources. For example, in Texas, we have a number of surveys that were initially created for the Austin Chalk or the Central Edwards Reefs but are ideally positioned for Eagle Ford applications. Similarly, in British Columbia, our surveys in conventionally-directed areas later proved ideally positioned for applications in the Montney formation.

Increased M&A activity, including joint ventures, also generates increased licensing fees for seismic data providers. Licenses to seismic data are generally structured such that they do not transfer in the case of a change of control and they are not accessible to partners. Both circumstances require additional payments for new licenses.

Long-Term Growth Trend in North American Oil and Gas Production

The emergence of shale and other unconventional plays has brought about fundamental changes for the North American E&P industry, which we believe is driving a favorable long-term outlook for seismic data demand. Because of advancements in horizontal drilling and fracturing technologies, unconventional plays are more economically viable at lower commodity prices than most conventional basins in North America, which has led to a resurgence in North American production of oil and natural gas. According to Wall Street research, E&P spending in North America is expected to grow 6% compounded annually through 2016, having grown 7% compounded annually between 2006 and 2012.

Continued improvement in technology is expanding the size of producible formations in the unconventional plays and making previously undeveloped plays economically viable for production. There are multiple new unconventional plays emerging in North America which are becoming increasingly economical to develop.

Early activity in the unconventional plays was concentrated in shale gas areas such as the Barnett, Woodford and Fayetteville. Increased confidence in the industry’s ability to extract gas from unconventional plays such as these led to a dramatic increase in the number of exploration and production companies participating in new plays, such as the Eagle Ford, Haynesville, Marcellus, Southern Montney and Horn River. Strong oil and natural gas liquids prices, along with increased sophistication of simulation and extraction techniques drew industry attention towards oil-weighted unconventional plays, such as the Upper Eagle Ford/Woodbine, Utica, Niobrara/Bakken, Granite Wash (Panhandle Plays), Northern Montney and Cardium, with several additional plays emerging, including Mowry and Point Pleasant in the U.S. and Duvernay in Canada. Continued development of extraction techniques and increased geological understanding of the targets has also led to the expansion of the areal extent of the active unconventional plays as well as additional prospective plays. The area defined by these plays, along with the pace of defining additional ones presents a tremendous opportunity for creating new 3D seismic programs. The majority of the land on which these new plays are located has little to no 3D data available, which is expected to create significant demand over the mid- to long-term. Further exploration and development within known plays is also expected to generate demand for our existing library as well as for new surveys.

Seitel Uniquely Positioned to Benefit from Growth in North American Production

The continued expansion of exploration and production activity in North America has revealed objectives in areas where little seismic data had previously existed, such as Utica/Marcellus, as well as areas where we had extensive existing data available, such as Eagle Ford/Woodbine and Montney. In either case, we have utilized our unique industry position to generate Cash Resales from existing data, as well as acquire new, high-return surveys. Continued growth in North American production will enable us to generate further returns on our existing library as well as provide numerous opportunities for new data acquisition.

Seitel Organizational Structure

The chart below provides a summary of our organizational structure. All entities depicted are wholly-owned, unless otherwise noted.

(1)	Not all U.S. Operating Subsidiaries will be Guarantors of the Notes. See “Description of the New Notes—Note Guarantees.” For the year ended December 31, 2012, the Cash EBITDA, revenue and total assets of our subsidiaries that will not guarantee the Notes were $29.6 million, $84.4 million and $213.6 million, respectively. For the three months ended March 31, 2013, the Cash EBITDA, revenue and total assets of our subsidiaries that will not guarantee the Notes were $7.9 million, $18.6 million and $209.1 million, respectively.

Corporate Information

Our principal executive offices are located in the greater Houston, Texas metropolitan area at 10811 S. Westview Circle Drive, Building C, Suite 100, Houston, Texas 77043 and our telephone number is (713) 881-8900. Our website address is www.seitel.com. Information on our website is not part of this prospectus.

Strong Support from Equity Sponsors

Our equity sponsors have demonstrated a commitment to supporting the Company’s growth, as well as capitalizing the company conservatively. Seitel is a private company jointly owned by ValueAct, Centerbridge and Company management.

ValueAct is a leading investment partnership with offices in San Francisco and Boston that manages over $10 billion on behalf of some of the world’s most respected institutional investors. ValueAct concentrates on acquiring significant ownership stakes in a limited number of companies that it believes are fundamentally undervalued. ValueAct is generally one of the largest independent shareholders at each of its core company investments and works in a constructive manner with management and/or the company’s board to successfully implement strategies that maximize returns for all shareholders. ValueAct initially invested in Seitel in 2004 and increased its ownership various times during the period after its initial investment. ValueAct currently owns approximately 67.1% of the equity interests of Seitel Holdings, Inc. (“Holdings”), our corporate parent. ValueAct took Seitel private in February 2007.

Centerbridge Partners, L.P. is a private investment firm headquartered in New York City with approximately $19 billion in capital under management as of March 2013. The firm focuses on private equity and credit investments. The firm is dedicated to partnering with world-class management teams across targeted industry sectors to help companies achieve their operating and financial objectives. In May 2011, Centerbridge purchased a minority, primary equity stake in Seitel to pay down debt and support the Company’s growth initiatives. Centerbridge currently owns 32.6% of Holdings.

Credit Facility

On May 25, 2011, we entered into a credit agreement (the “Credit Facility”), which provides us with the ability to borrow up to $30.0 million. The Credit Facility provides a $30.0 million revolving credit facility with a Canadian sublimit of $5.0 million, subject to borrowing base limitations based on our seismic data assets and eligible accounts receivable, each as defined in the Credit Facility, calculated on a monthly basis. U.S. borrowings under the Credit Facility bear interest at a rate per annum equal to, at our option, either (a) the London InterBank Offered Rate (“LIBOR”) plus 3.50% or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus  1/2 of 1%, (ii) the three-month LIBOR rate plus 1% and (iii) the prime rate of Wells Fargo Bank, National Association, plus 2.50%. Canadian borrowings under the Credit Facility bear interest based on a Canadian base rate, as defined in the Credit Facility. In addition, we are required to pay an unused line fee of 0.50% per annum in respect of any unutilized commitments under the Credit Facility. The Credit Facility expires on May 25, 2016. The Credit Facility contains certain affirmative and negative covenants and requires that we maintain minimum excess availability (as defined in the Credit Facility) of $10.0 million or, if such excess availability is not maintained, then our fixed charge coverage ratio (as defined in the Credit Facility) may not be less than 1.00 to 1.00. As of March 31, 2013, no amounts were outstanding under the Credit Facility and there was $20.0 million of availability.

The Exchange Offer

Securities Offered	$250.0 million aggregate principal amount of 9 1/2% senior notes due 2019. The terms of the new notes and old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes.

The Exchange Offer	We are offering the new notes to you in exchange for a like principal amount of old notes. Old notes may be exchanged only in integral multiples of $1,000. We intend by the issuance of the new notes to satisfy our obligations contained in the registration rights agreement. See “The Exchange Offer—Purpose of the Exchange Offer.”

Expiration Date	The exchange offer will expire at 5:00 p.m. New York City time, on August 7, 2013, unless we extend the exchange offer.

Conditions to the Exchange Offer	Our obligation to accept for exchange, or to issue new notes in exchange for, any old notes is subject to customary conditions relating to compliance with any applicable law or any applicable interpretation by the staff of the Securities and Exchange Commission, the receipt of any applicable governmental approvals and the absence of any actions or proceedings of any governmental agency or court which could materially impair our ability to consummate the exchange offer. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See “The Exchange Offer—Certain Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	If you wish to accept the exchange offer and tender your old notes, you must complete, sign and date the Letter of Transmittal, or a facsimile of the Letter of Transmittal, in accordance with its instructions and the instructions in this prospectus, and mail or otherwise deliver such Letter of Transmittal, or the facsimile, together with the old notes and any other required documentation, to the exchange agent at the address set forth herein. See “The Exchange Offer—Procedures for Tendering Old Notes.”

Withdrawal Rights	You may withdraw your tender of old notes at any time prior to the expiration date. See “The Exchange Offer—Withdrawal of Tenders.”

Certain Federal Income Tax Considerations	The exchange of notes pursuant to the exchange offer should not be a taxable event for United States federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Exchange Agent	Deutsche Bank Trust Company Americas is serving as the exchange agent in connection with exchange offer.

Consequences of Exchanging Old Notes Pursuant to the Exchange Offer

Based on interpretive letters issued by the staff on the Securities and Exchange Commission to third parties in unrelated transactions, we are of the view that holders of old notes (other than any holder who is an “affiliate” of our company within the meaning of Rule 405 under the Securities Act) who exchange their old notes for new notes pursuant to the exchange offer generally may offer such new notes for resale, resell such new notes and otherwise transfer such new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided:

•	the new notes are acquired in the ordinary course of the holders’ business;

•	the holders have no arrangement with any person to participate in a distribution of such new notes; and

•	neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.” In addition, the securities laws of some jurisdictions may prohibit the offer or sale of the new notes unless they have been registered or qualified for sale in such jurisdiction or in compliance with an available exemption from registration or qualification. We have agreed, pursuant to the registration rights agreement, to register or qualify the new notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the notes reasonably requests in writing. If a holder of old notes does not exchange such old notes for new notes pursuant to the exchange offer, such old notes will continue to be subject to the restrictions on transfer contained in the legend printed on the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from the Securities Act and applicable state securities laws. Holders of old notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer. See “The Exchange Offer—Consequences of Failure to Exchange; Resales of New Notes.”

The old notes are currently eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages (PORTAL) market. Prior to the consummation of the exchange offer, the old notes may continue to be traded in the PORTAL market. Following expiration of the exchange offer, the new notes will not be eligible for PORTAL trading.

The New Notes

The terms of the new notes and the old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes.

Issuer	Seitel, Inc., a Delaware corporation.

Notes Offered	$250,000,000 aggregate principal amount of 9 1/2% senior notes due 2019.

Maturity Date	The new notes will mature on April 15, 2019.

Interest	The new notes will bear interest at 9 1/2% per annum, payable semi-annually in arrears.

Interest Payment Dates	Interest on the new notes will be paid semi-annually in arrears each April 15 and October 15, beginning on October 15, 2013. Interest on the new notes will accrue from the date of issuance.

Optional Redemption	We may redeem some or all of the new notes beginning on April 15, 2016 at the redemption prices listed under “Description of the New Notes—Optional Redemption.”

We may also redeem some or all of the new notes at any time prior to April 15, 2016, at a redemption price equal to 100% of the principal amount of the new notes to be redeemed, plus the “Applicable Premium” defined under “Description of the New Notes—Certain Definitions,” as of and accrued interest to, the redemption date.

In addition, we may also redeem up to 35% of the Notes at any time prior to April 15, 2016 using the proceeds of one or more equity offerings at a redemption price of 109.500% of the principal amount of the Notes, plus accrued and unpaid interest to the redemption date only if, after any such redemption, at least 65% of the aggregate principal amount of Notes issued on the closing date remain outstanding. See “Description of the New Notes—Optional Redemption.”

Change of Control	Upon a change of control, as defined under the section entitled “Description of the New Notes—Certain Definitions,” we will be required to make an offer to purchase the new notes then outstanding at a purchase price equal to 101% of their principal amounts, plus accrued interest to but excluding the date of repurchase. We may not have sufficient funds available at the time of a change of control to repurchase the new notes.

Guarantees	The new notes will be guaranteed by each of our existing and any future significant domestic, restricted subsidiaries.

Ranking	The new notes will be our general unsecured, senior obligations. Accordingly, the new notes will rank:

•

effectively subordinate to all of our existing and future secured indebtedness, including obligations under the Credit Facility, to the extent of the value of the collateral securing such indebtedness;

•	structurally subordinate to all existing and future indebtedness, preferred stock and other liabilities, including trade payables, of any non-guarantor subsidiaries;

•	equal in right of payment to all of our existing and future senior unsecured indebtedness (including any unsecured claims under the Credit Facility); and

•	senior in right of payment to all of our future subordinated indebtedness;

Similarly, the guarantees will be unsecured senior obligations of the guarantors and, accordingly, will:

•	rank equally in right of payment with all existing and future unsubordinated and unsecured indebtedness of the guarantors;

•	be senior in right of payment to any future subordinated indebtedness; and

•	be effectively subordinated to all secured indebtedness of the guarantors to the extent of the value of the assets securing such indebtedness.

Certain Covenants	The terms of the new notes will, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or make other distributions on capital stock or subordinated indebtedness;

•	make investments;

•	repurchase stock;

•	enter into agreements that restrict dividends or other payments from our restricted subsidiaries to us;

•	create unrestricted subsidiaries;

•	transfer or sell assets;

•	engage in transactions with affiliates;

•	create certain liens; and

•	consolidate, merge or transfer all or substantially all of the assets of our company.

These covenants are subject to a number of important exceptions and qualifications. For a more detailed discussion of the new notes, see “Description of the New Notes.”

For a discussion of certain risks that should be considered in connection with an investment in the new notes, see “Risk Factors” beginning on page 22.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our summary consolidated statements of operations, balance sheet and other financial data for the periods presented and should only be read in conjunction with our consolidated financial statements and the notes related thereto, “Selected Historical Consolidated Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The summary historical consolidated financial data presented below for the years ended December 31, 2010, 2011 and 2012 have been derived from the audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The summary historical consolidated financial data as of March 31, 2013 and for the three months ended March 31, 2012 and 2013 have been derived from unaudited consolidated financial statements included elsewhere in this prospectus.

	Year Ended December 31,						Three Months Ended March 31,
	2010		2011		2012		2012	2013
							(unaudited)	(unaudited)
	(thousands, except 3D onshore miles)
Statement of Operations Data:
Total revenue	$175,556		$218,008		$240,458		$72,547	$51,351
Expenses and costs:
Depreciation and amortization	175,592		142,963		139,754		39,384	29,338
Cost of sales	97		100		464		97	39
Selling, general and administrative	31,831		31,649		29,088		8,092	7,387

	207,520		174,712		169,306		47,573	36,764

Income (loss) from operations	(31,964)		43,296		71,152		24,974	14,587
Interest expense, net	(40,536)		(34,767)		(29,011)		(7,219)	(9,315)
Foreign currency exchange gains (losses)	441		(726)		681		411	(647)
Loss on early extinguishment of debt	—		(7,912)		—		—	(1,504)
Gain on sale of marketable securities	4,188		2,467		230		—	—
Other income	446		250		780		81	1

Income (loss) before income taxes	(67,425)		2,608		43,832		18,247	3,122
Provision (benefit) for income taxes	(4,008)		392		6,782		3,541	1,384

Net income (loss)	$(63,417)		$2,216		$37,050		$14,706	$1,738

Other Financial and Operational Data:
Cash Sales(1)	$141,383		$138,778		$141,887		$40,419	$23,866
Cash Resales(1)	137,605		134,497		136,234		39,169	22,445
Cash EBITDA(1)	117,252		112,031		115,347		32,673	16,656
Adjusted EBITDA(1)	151,425		191,261		213,918		64,801	44,141
Capital expenditures	72,267		152,967		192,633		65,718	46,740
Net cash capital expenditures(1)	23,899		67,620		87,454		29,705	18,992
Ratio of total debt to Cash EBITDA(1)	3.5	x	2.5	x	2.4	x
Ratio of Cash EBITDA(1) to interest expense, net	2.9	x	3.2	x	4.0	x
Ratio of total debt to Adjusted EBITDA(1)	2.7	x	1.5	x	1.3	x
Ratio of Adjusted EBITDA(1) to interest expense, net	3.7	x	5.5	x	7.4	x
3D onshore library miles(2)	32,250		34,500		37,300		35,100	38,100
3D onshore resale revenue from surveys older than five years	$51,047		$38,245		$63,142

	As of December 31,			As of March 31,
	2010	2011	2012	2013
				(unaudited)
	(thousands, except shares)
Balance Sheet Data:
Cash and cash equivalents	$89,971	$74,894	$61,891	$25,544
Seismic data library, net	106,104	120,694	180,117	197,221
Total assets	491,009	500,330	550,744	510,585
Total debt	405,604	278,256	278,142	253,002
Stockholder’s equity (deficit)	(7,022)	109,840	150,358	149,245
Common shares outstanding(2)	100	100	100	100

(1)	See “Summary—Non-GAAP Financial Measures” for a description of these measures and a reconciliation to their most directly comparable GAAP financial measures.
(2)	3D onshore library miles and common shares outstanding are presented in actual figures, not in thousands.

Non-GAAP Financial Measures

Disclosure in this prospectus of Cash Sales, Cash Resales, Cash EBITDA, Adjusted EBITDA and net cash capital expenditures, which are “non-GAAP financial measures” as defined under the rules of the SEC, are intended as supplemental measures of our performance that are not required by, or presented in accordance with United States generally accepted accounting principles (“GAAP”). None of Cash Sales, Cash Resales, Cash EBITDA, Adjusted EBITDA or net cash capital expenditures should be considered as an alternative to net income or any other performance measure derived in accordance with GAAP.

“Cash Sales” represent Cash Resales, as defined herein, plus cash revenue derived from (i) the reproduction and delivery of our seismic data, (ii) data management services and (iii) processing of seismic data for third parties (“Solutions and other revenue”). “Cash Resales” represent new contracts for data licenses from our library, including data currently in progress, payable in cash. “Cash EBITDA” represents cash generated from licensing data from our seismic library net of recurring cash operating expenses. Cash EBITDA includes Cash Sales plus gains on sales of marketable securities and cash distributions from investments obtained as part of licensing our seismic data, less cost of goods sold and cash selling, general and administrative expenses (excluding non-recurring corporate expenses, such as severance costs and other expenses related to corporate and strategic transactions). Adjusted EBITDA means Cash EBITDA plus other revenue components not included in Cash EBITDA, including acquisition underwriting revenue, non-monetary exchanges, revenue recognition adjustments and non-cash Solutions revenue. “Net cash capital expenditures” represent total capital expenditures less cash underwriting revenue and non-cash additions to the seismic data library and reflect the amount of capital expenditures funded from our cash flow from operations.

These non-GAAP financial measures have limitations as analytical tools, and you should not consider these measures in isolation or as a substitute for analyses of our income or cash flows as reported under GAAP. Some of these limitations are:

•	they do not reflect our future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	depreciation and amortization are non-cash expense items that are reflected in our statements of operations; and

•	other companies in our industry may calculate these measures differently from the way we do.

We compensate for these limitations by relying primarily on GAAP results and using Cash Sales, Cash Resales, Cash EBITDA, Adjusted EBITDA and net cash capital expenditures only for supplemental purposes. Please see our financial statements and related notes thereto included elsewhere in this prospectus.

We have presented our Cash Sales, Cash Resales, Cash EBITDA, Adjusted EBITDA and net cash capital expenditures because we believe investors, analysts and rating agencies consider them useful in measuring the ability of an issuer of securities to meet its debt service obligations. We believe that Cash Sales, Cash Resales and Cash EBITDA are useful in evaluating our performance because of our revenue recognition policies. These measures, along with net cash capital expenditures, also help determine the level of cash from operations we have available to service our debt and fund capital expenditures, net of the portion that is underwritten by our customers. We believe Adjusted EBITDA, which includes underwriting revenue and certain non-cash revenue components, is also an appropriate supplement to measure debt service capacity because it is useful in evaluating the Company’s ability to generate revenue from its operations.

Reconciliation of Cash Resales and Cash Sales to Total Revenue

The following table presents a reconciliation of Cash Resales and Cash Sales to the most directly comparable GAAP financial measure, total revenue, for the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
	(thousands)
Cash Resales	$137,605	$134,497	$136,234	$39,169	$22,445
Cash Solutions and other revenue	3,778	4,281	5,653	1,250	1,421

Cash Sales	141,383	138,778	141,887	40,419	23,866
Other revenue components:
Acquisition underwriting revenue	40,500	77,406	107,254	36,572	25,089
Non-monetary exchanges	4,678	7,609	1,554	709	324
Revenue recognition adjustments	(11,005)	(5,856)	(10,257)	(5,173)	2,072
Non-cash Solutions revenue	—	71	20	20	—

Total revenue	$175,556	$218,008	$240,458	$72,547	$51,351

Reconciliation of Cash EBITDA to Adjusted EBITDA and Net Income (Loss)

The following table presents the calculation of Cash EBITDA and a reconciliation of Cash EBITDA to Adjusted EBITDA and net income (loss), for the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
	(thousands)
Cash Resales	$137,605	$134,497	$136,234	$39,169	$22,445
Cash Solutions and other revenue	3,778	4,281	5,653	1,250	1,421

Cash Sales	141,383	138,778	141,887	40,419	23,866
Add:
Gain on sale of marketable securities	4,188	2,467	230	—	—
Cash distributions from investments	—	—	400	—	—
Less:
Total cash operating expenses	(28,319)	(29,214)	(27,170)	7,746	7,210

Cash EBITDA	117,252	112,031	115,347	32,673	16,656
Add (subtract) other revenue components included in Adjusted EBITDA:
Acquisition underwriting revenue(a)	40,500	77,406	107,254	36,572	25,089
Non-monetary exchanges(b)	4,678	7,609	1,554	709	324
Revenue recognition adjustments(c)	(11,005)	(5,856)	(10,257)	(5,173)	2,072
Solutions non-cash revenue	—	71	20	20	—

Adjusted EBITDA	151,425	191,261	213,918	64,801	44,141
Add (subtract) other items included in net income (loss):
Depreciation and amortization	(175,592)	(142,963)	(139,754)	(39,384)	(29,338)
Non-cash operating expenses	(3,433)	(743)	(1,154)	(145)	(226)
Non-recurring corporate expenses(d)	(176)	(1,792)	(1,228)	(298)	10
Interest expense, net	(40,536)	(34,767)	(29,011)	(7,219)	(9,315)
Foreign currency exchange gains (losses)	441	(726)	681	411	(647)
Loss on early extinguishment of debt	—	(7,912)	—	—	(1,504)
Other income	446	250	380	81	1
Benefit (provision) for income taxes	4,008	(392)	(6,782)	(3,541)	(1,384)

Net income (loss)	$(63,417)	$2,216	$37,050	$14,706	$1,738

(a)	Acquisition underwriting revenue represents the portion of costs funded or underwritten by our clients for newly created seismic data surveys.
(b)	Non-monetary exchanges represent a license to selected data from our library in exchange for ownership of a customer’s seismic data or use of certain services, such as data processing.
(c)	Revenue recognition adjustments are non-cash adjustments to revenue and reflect the net amount of (i) revenue deferred as a result of all of the revenue recognition criteria not being met and (ii) the subsequent revenue recognition once the criteria are met.
(d)	Non-recurring corporate expenses include severance costs and legal, financial and other expenses related to corporate and strategic transactions.

Because Adjusted EBITDA is not calculated in the same manner by all companies, it is not necessarily comparable to other similarly titled measures used by other companies. Our presentation of Adjusted EBITDA may not comply with SEC guidelines relating to non-GAAP financial measures.

Reconciliation of Net Cash Capital Expenditures to Capital Expenditures

The following table presents a reconciliation of net cash capital expenditures to the most directly comparable GAAP financial measure, capital expenditures, for the periods presented:

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
						(unaudited)	(unaudited)
	(thousands)
Net cash capital expenditures	$44,640	$17,537	$23,899	$67,620	$87,454	$29,705	$18,992
Add:
Non-cash additions	23,559	2,197	10,545	10,215	3,376	709	2,716
Cash underwriting	41,511	34,565	37,823	75,132	101,803	35,304	25,032

Capital expenditures	$109,710	$54,299	$72,267	$152,967	$192,633	$65,718	$46,740

Reconciliation of Cash Operating Expenses to Total Selling, General and Administrative Expenses

The following table presents a reconciliation of cash operating expenses to the most directly comparable GAAP financial measure, total selling, general and administrative expenses, for the periods presented:

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
						(unaudited)	(unaudited)
				(thousands)
Cash operating expenses	$30,013	$20,924	$28,319	$29,214	$27,170	$7,746	$7,210
Less:
Cost of sales	(462)	(290)	(97)	(100)	(464)	(97)	(39)
Add:
Non-cash selling, general and administrative	6,759	3,286	3,433	743	1,154	145	226
M&A transaction costs	6	—	—	—	—	—	—
Non-recurring corporate expenses	—	1,170	176	1,792	1,228	298	(10)

Total selling, general and administrative expenses	$36,316	$25,090	$31,831	$31,649	$29,088	$8,092	$7,387

Reconciliation of Cash EBITDA to Net Income of Non-guarantor Subsidiaries

The following table presents a reconciliation of Cash EBITDA to Adjusted EBITDA and net income for our non-guarantor subsidiaries, for the periods presented:

	Year Ended December 31, 2012	Three Months Ended March 31, 2013
		(unaudited)
	(thousands)
Cash EBITDA	$29,555	$7,932
Add (subtract) other revenue components included in Adjusted EBITDA:
Acquisition underwriting revenue(a)	35,367	6,236
Non-monetary exchanges(b)	261	54
Revenue recognition adjustments(c)	9,512	1,447

Adjusted EBITDA	74,695	15,669
Add (subtract) other items included in net income (loss):
Depreciation and amortization	(51,030)	(11,329)
Non-cash operating expenses	(527)	(36)
Non-recurring corporate expenses(d)	(416)	(42)
Interest expense, net	(1,454)	(419)
Foreign currency exchange gains (losses)	685	(647)
Provision for income taxes	(5,405)	(900)

Net income	$16,548	$2,296

(a)	Acquisition underwriting revenue represents the portion of costs funded or underwritten by our clients for newly created seismic data surveys.
(b)	Non-monetary exchanges represent a license to selected data from our library in exchange for ownership of a customer’s seismic data or use of certain services, such as data processing.

(c)	Revenue recognition adjustments are non-cash adjustments to revenue and reflect the net amount of (i) revenue deferred as a result of all of the revenue recognition criteria not being met and (ii) the subsequent revenue recognition once the criteria are met.
(d)	Non-recurring corporate expenses include severance costs and legal, financial and other expenses related to corporate and strategic transactions.

Reconciliation of Estimated 2013 Net Cash Capital Expenditures to Estimated 2013 Capital Expenditures (Unaudited)

The following table presents a reconciliation of estimated 2013 net cash capital expenditures to the most directly comparable GAAP financial measure, estimated capital expenditures, for the period presented:

2013 Estimate
(thousands)
Estimated net cash capital expenditures	$60,000
Add:
Non-cash additions	7,400
Cash underwriting	102,000

Estimated capital expenditures	$169,400

RISK FACTORS

An investment in the Notes involves a high degree of risk. You should carefully consider the following risk factors before deciding to make an investment in our Notes. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

Our industry is cyclical and our business could be adversely affected by the level of capital expenditures by oil and gas companies and by the level and volatility of oil and natural gas prices.

Our industry and the oil and gas industry generally are subject to cyclical fluctuations. Demand for our services depends upon spending levels by oil and gas companies for exploration, production, development and field management of oil and natural gas reserves and, in the case of new seismic data creation, the willingness of these companies to forgo ownership in the seismic data. Capital expenditures by oil and gas companies for these activities depend upon several factors, including actual and forecasted prices of oil and natural gas and those companies’ short-term and strategic plans. Oil and natural gas prices, in turn, depend on local, regional and global events or conditions that affect supply and demand for the relevant commodity. These events or conditions are generally not predictable and include, among other things:

•	levels of demand for, and production of, oil and natural gas;

•	worldwide political, military and economic conditions, including social and political unrest in Africa and the Middle East;

•	weather, including seasonal patterns that affect regional energy demand, as well as severe weather events that can disrupt supply;

•	the level of oil and natural gas reserves; and

•	government policies regarding adherence to OPEC quotas.

Oil and natural gas prices are subject to significant volatility and there can be no assurance that oil and natural gas prices and demand will not decline in the future. Low oil and natural gas prices and demand could result in decreased exploration and development spending by oil and gas companies, which could, in turn, affect our seismic data business. Our customers may adjust their exploration and development spending levels very quickly in response to any material change in oil and natural gas prices. Continued political instability (especially in the Middle East and other oil-producing regions) may lead to further significant fluctuations in demand and pricing for oil and gas or seismic data. Any future decline in oil and natural gas prices, sustained downturn in the oil and gas or seismic data industries, or sustained periods of reduced capital expenditures by oil and gas companies as a result of factors which are beyond our control could have a material adverse effect on our results of operations and cash flow.

Increased regulation of hydraulic fracturing could result in increased costs of, and reductions or delays in, drilling and completing new oil and natural gas wells, which could indirectly and adversely impact our revenues by decreasing the demand for our seismic data and related services.

Hydraulic fracturing is a process used by oil and gas exploration and production operators in the completion of certain oil and gas wells whereby water, proppants (typically sand) and chemicals are injected under pressure into subsurface formations to stimulate gas and oil production. In part due to public concerns that hydraulic fracturing may adversely affect drinking water supplies, increase emissions of perceived greenhouse gases and/or adversely affect local communities (e.g., through increased truck traffic), hydraulic fracturing has become the subject of opposition by certain environmental groups, the subject of additional private and government studies and the subject of increased federal, state and local regulation. In previous sessions, the U.S. Congress has considered but not passed legislation that would have amended the Safe Drinking Water Act to impose additional regulations on such wells. The U.S. Environmental Protection Agency (“EPA”) has announced plans to develop standards for discharges of hydraulic fracturing wastewaters, and has adopted new regulations under the Clean Air Act for certain hydraulic fracturing operations and related equipment, which require the use of “reduced emission completion” technology, and announced plans to solicit public comment on a possible federal reporting requirement for fluids used in hydraulic fracturing pursuant to the Toxic Substances Control Act. Separately, the U.S. Department of the Interior has proposed new rules for hydraulic fracturing on public lands that would address disclosure of chemicals used in the process, wellbore integrity and handling of flowback water. Aside from these federal initiatives, several state and local governments have adopted regulations requiring disclosure of fracturing fluid constituents, among other requirements. In certain areas of the country (e.g., the State of New York and within the Delaware River Basin), new drilling permits for hydraulic fracturing have been put on hold pending development of additional standards. Some municipalities have banned hydraulic fracturing. The EPA is currently undertaking a research study to investigate any potential adverse impact that hydraulic fracturing may have on water quality and public health. The study results are expected to be available no earlier than 2014. As a result of these initiatives and studies, or as a result of future legislation or regulation, such requirements could increase the costs, impose delays or further reporting obligations or otherwise limit the use of hydraulic fracturing. This could in turn, indirectly and adversely affect our revenues and results of operations by decreasing the demand for our seismic data and related services.

Economic conditions could adversely affect demand for our seismic data and related services and may increase our credit risk of customer non-payment.

Prices for oil and natural gas have been volatile. Commencing in late 2008, commodity prices for oil and natural gas declined significantly. Crude oil prices recovered during 2010 while natural gas prices improved but continue to be low. A return to lower crude oil prices and continuing low natural gas prices could result in many oil and gas companies significantly reducing their levels of capital spending, which could result in reduced demand for our seismic data and related services as our customers’ operating cash flow decreases and the borrowing bases under their oil and gas reserve-based credit facilities are reduced. Lower commodity prices could also result in decreases in our customers’ liquidity and capital resources which could increase our credit risk of non-payment from such customers.

We are dependent on the availability of internally generated cash flow and financing alternatives to cover the costs of acquiring and processing seismic data for our data library that are not underwritten by our customers.

We continue to invest additional capital in acquiring and processing new seismic data to expand our data library and as our business grows, we expect these investments to increase. A significant portion of these costs is underwritten by our customers, while the remainder is financed through the use of internally generated cash flow and other financing sources. We may use bank or commercial debt, the issuance of equity or debt securities or any combination thereof to finance these costs. There can be no assurance that our customers will continue to underwrite these costs at historical levels, or that we will have available internally generated funds or will be successful in obtaining sufficient capital through additional financing or other transactions, if and when required on terms acceptable to us, to continue to invest in acquiring new seismic data. Any substantial alteration of or increase in our capitalization through the issuance of debt securities may significantly increase our leverage and decrease our financial flexibility. If we are unable to obtain financing if and when needed, we may be forced to curtail our business objectives and to finance business activities with only internally generated funds as may then be available.

Our working capital needs are difficult to forecast and may vary significantly, which could require us to borrow under our existing Credit Facility and/or seek additional financing that we may not be able to obtain on satisfactory terms, or at all.

Our working capital needs are difficult to predict with certainty as they fluctuate from quarter to quarter based on the level of activity of our business. This difficulty is due primarily to the timing of our projects, our clients’ budgetary cycles and our receipt of payment. We may therefore be subject to significant and rapid increases in our working capital needs that could require us to borrow under the Credit Facility and/or seek additional financing sources. Restrictions in our debt agreements may impair our ability to borrow under the Credit Facility and/or obtain other sources of financing, and access to additional sources of financing may not be available on terms acceptable to us, or at all.

We have invested, and expect to continue to invest, significant amounts of money in acquiring and processing seismic data for our seismic data library without knowing precisely how much of this seismic data we will be able to license or when and at what price we will be able to license such data.

We invest significant amounts of money in acquiring and processing seismic data for our seismic data library. By making such investments, we are exposed to the following risks:

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We may not fully recover our costs of acquiring and processing seismic data through future licensing of data that we own. The amounts of these data sales are uncertain and depend on a variety of factors, many of which are beyond our control.

•

The timing of these sales is unpredictable and can vary greatly from quarter to quarter. The costs of each survey are capitalized and then amortized over the expected book life of the data. This amortization will affect our earnings and when combined with the sporadic nature of sales, will result in increased earnings volatility.

•

Regulatory changes that affect companies’ ability to drill, either generally or in a specific location where we have acquired seismic data, could materially adversely affect the value of the seismic data contained in our library. Technology changes could also make existing data sets less desirable or obsolete.

•	The value of our data could be significantly adversely affected if any material adverse change occurs in the general prospects for oil and gas exploration, development and production activities.

•

The cost estimates upon which we base our pre-commitments of funding could be incorrect, which could result in losses that have a material adverse effect on our financial condition and results of operations.

•	Underwriting commitments of funding are subject to the creditworthiness of our clients. In the event that a client refuses or is unable to pay its commitment, we could lose a material amount of money.

We rely on developing and acquiring proprietary data, which we keep confidential.

To protect the confidentiality of our proprietary and trade secret information, we require employees, consultants, contractors, advisors and collaborators to enter into confidentiality agreements. Our customer data license agreements and acquisition agreements also identify our proprietary, confidential information and require that such proprietary information be kept confidential. While these steps are taken to strictly maintain the confidentiality of our proprietary and trade secret information, it is difficult to ensure that unauthorized use, misappropriation or disclosure will not occur. If we are unable to maintain the secrecy of our proprietary, confidential information, we could be materially adversely affected.

Our business could be adversely affected by the failure of our customers to fulfill their obligations to reimburse us for the underwritten portion of third-party contractor costs.

A substantial portion (approximately 50%—70%) of our seismic acquisition project costs, including third-party project costs, are underwritten by our customers. We target an average of 60% to 65% underwriting levels for new seismic acquisition projects on an aggregate basis. On occasion, when our underwriting customer owns other attractive seismic data that we want to obtain, we may decide to take ownership in this data to cover part of the customer’s underwriting obligation. In the event that underwriters for such projects fail to fulfill their obligations with respect to such underwriting commitments, we would continue to be obligated to satisfy our payment obligations to third-party contractors.

We rely on third-party contractors to shoot new data.

We do not employ seismic crews or own any seismic survey equipment but contract, as needed, multiple third-party contractors with qualified equipment, personnel and expertise to shoot new data. However, any failure by these third-party contractors to meet the requisite industry quality, safety and environmental standards may result in our liabilities to third parties and have a material adverse effect on our business, reputation, financial condition and results of operations. Moreover, if we fail to retain our third-party contractors or obtain replacements on favorable terms or at all, our business and operating results may be materially and adversely affected.

We may be held liable for the actions of third-party contractors.

We often engage a number of third-party contractors to perform specific services and provide products and qualified personnel in connection with our operations. There can be no assurance we will not be held liable for the actions or inactions of these contractors. In addition, contractors may cause damage or injury to our personnel and property or third-party personnel or property that is not fully covered by insurance.

Competition for the acquisition of new seismic data is intense.

There are a number of geophysical companies that create, market and license seismic data and maintain seismic libraries. Competition for acquisition of new seismic data among geophysical service providers historically has been, and we expect will continue to be, intense. Certain competitors have significantly greater financial and other resources than we do. These larger and better-financed operators could enjoy an advantage over us in a competitive environment for new data.

Our operating results and cash flows are subject to fluctuations due to circumstances that are beyond our control.

Our operating results and cash flows from operations have in the past, and may in the future, vary in material respects from period to period. Factors that have and could cause variations include (1) timing of the receipt and commencement of contracts for data acquisition, (2) our customers’ budgetary cycles and their effect on the demand for geophysical products and services, (3) seasonal factors, (4) the timing of sales of licenses and selections of significant geophysical data from our data library, which are not typically made in a linear or consistent pattern and (5) technological or regulatory changes. These revenue fluctuations could produce unexpected adverse operating results in any period.

Reduced demand for our seismic data may result in an impairment of the value of our seismic data library.

Reduced demand, future sales or cash flows may result in a requirement to increase amortization rates or record impairment charges to reduce the carrying value of our data library. Such increases or charges, if required, could be material to operating results in the periods in which they are recorded. For purposes of evaluating potential impairment losses, we estimate the future cash flows attributable to a library component by evaluating historical and recent revenue trends, oil and gas prospectivity in particular regions, general economic conditions affecting our customer base, expected changes in technology and other factors that we deem relevant. As a result of these factors, among others, estimations of future cash flows are highly subjective, inherently imprecise and can fluctuate materially from period to period. Accordingly, if conditions change in the future, we may record impairment losses relative to our seismic data library, which could materially affect our results of operations in any particular reporting period.

Failure to meet cash flow projections may result in goodwill impairment charges.

We perform an annual assessment of the recoverability of goodwill by applying qualitative procedures. Additionally, we assess goodwill for impairment whenever events or changes in circumstances indicate that such carrying values may not be recoverable. If required to perform a goodwill impairment test, we rely on discounted cash flow analysis, which requires significant judgments and estimates about our future operations, to develop our estimates of fair value. If these projected cash flows change materially, we may be required to record impairment losses relative to goodwill which could be material to our results of operations in any particular reporting period.

Our Canadian operations subject us to currency translation risk, which could cause our results to fluctuate significantly from period to period.

A portion of our revenues are derived from our Canadian activities and operations. As a result, we translate the results of our operations and financial condition of our Canadian operations into U.S. dollars. Therefore, our reported results of operations and financial condition are subject to changes in the exchange rate between the two currencies. Fluctuations in foreign currency exchange rates could affect our revenue, expenses and operating margins. Assets and liabilities of Canadian operations are translated from Canadian dollars into U.S. dollars at the exchange rates in effect at the relevant balance sheet date, and revenue and expenses of Canadian operations are translated from Canadian dollars into U.S. dollars at exchange rates as of the dates on which they are recognized. Translation adjustments related to assets and liabilities are included in accumulated other comprehensive income (loss) in stockholder’s equity. Realized gains and losses on translation of the Canadian operations into U.S. dollars are included in net income (loss). Currently, we do not hedge our exposure to changes in foreign exchange rates.

We may be unable to attract and retain key employees.

Our success depends upon attracting and retaining highly skilled geophysical professionals and other technical personnel. A failure to continue to attract and retain these individuals could adversely affect our ability to compete in the geophysical services industry. We may confront significant and potentially adverse competition for key personnel, particularly during periods of increased demand for geophysical services.

Our success also depends to a significant extent upon the abilities and efforts of members of our senior management, the loss of whom could adversely affect our business. Senior executives, which include our President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, General Counsel, Senior Vice President—Health Safety Security Environmental & Sustainable Development, President of Seitel Data, Ltd. and President of Olympic Seismic Ltd., have employment agreements with us. We cannot be certain that our senior executives will continue to be employed by us for an indefinite period of time and, if they do, how long they will remain so employed. Our inability to attract and retain key management personnel could have a material adverse effect on our ability to manage our business properly.

Current and future government regulation may negatively impact demand for our products and services and increase our cost of conducting business.

The conduct of our business and the use of our products and services are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States and Canada. These laws and regulations may impose numerous obligations that are applicable to our operations including:

•	the acquisition of permits before commencing regulated activities; and

•	the limitation or prohibition of seismic activities in environmentally sensitive or protected areas such as wetlands or wilderness areas.

Failure to comply with laws, regulations, permits, and Indian First Nations protocol may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of our operations. Additionally, these laws and regulations may change as a result of political, economic or social events. Changes in laws, regulations or governmental policy may alter the environment in which we do business and the demand for our products and services and, therefore, may impact our results of operations or increase our liabilities. Current and future laws, regulations and policies concerning perceived greenhouse gas emissions and the use of renewable energy sources rather than fossil fuels could adversely impact the operations of our customers. Changes in these and other laws and regulations or additional regulation could cause the demand for our products to decrease. Moreover, complying with increased or changed regulations could cause our operating expenses to increase, which could adversely affect our business.

Technological changes not available to us could adversely affect our business.

New data acquisition or processing technologies may be developed. New and enhanced products and services introduced by one of our competitors may gain market acceptance and, if not available to us, may adversely affect us.

Our internal controls for financial reporting and our disclosure controls and procedures may not prevent all possible errors that could occur.

Our Chief Executive Officer and Chief Financial Officer evaluate on a quarterly basis our internal controls for financial reporting and our disclosure controls and procedures, which includes a review of the objectives, design, implementation and effect of the controls in respect of the information generated for use in our periodic reports. In the course of our controls evaluation, we seek to identify data errors, control problems and to confirm that appropriate corrective action, including process improvements, are being undertaken. The overall goals of these various evaluation activities are to monitor our internal controls for financial reporting and our disclosure controls and procedures and to make modifications as necessary. Our intent in this regard is that our internal controls for financial reporting and our disclosure controls and procedures will be maintained as dynamic systems that change (including with improvements and corrections) as conditions warrant.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be satisfied. Our management has concluded that our internal controls for financial reporting and our disclosure controls and procedures are designed to give a reasonable assurance that they are effective to achieve their objectives. We cannot provide absolute assurance that we have detected all possible control issues. These inherent limitations include the possibility that judgments in our decision-making could be faulty, and that isolated breakdowns could occur because of simple human error or mistake. The design of our system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed absolutely in achieving our stated goals under all potential future or unforeseeable conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud could occur and not be detected. Breakdowns in our internal controls and procedures could occur in the future, and any such breakdowns could have an adverse effect on us.

Risks Related to Our Structure

We are controlled by ValueAct and Centerbridge, whose interests may not be aligned with yours.

We are controlled by an investor group led by ValueAct and Centerbridge. Our equity investors control the election of our directors and thereby have the power to control our affairs and policies, including the appointment of management, the issuance of additional stock, stock repurchase programs and the declaration and payment of dividends. In addition, our equity investors must consent to the entering into of mergers, sales of substantially all our assets and certain other transactions.

Circumstances may occur in which the interests of our equity investors could be in conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, our equity investors might pursue strategies that favor equity investors over debt investors. Our equity investors may also have an interest in pursuing acquisitions, divestitures, financing or other transactions that, in their judgment, could enhance their equity investments, even though such transaction might involve risk to you as a holder of Notes. Additionally, our equity investors are not prohibited from making investments in any of our competitors.

Risks Related to the Notes

Our leverage and debt service obligations could adversely affect our financial condition and our ability to fulfill our obligations, including under the Notes, and operate our business.

Our financial performance could be affected by our leverage and debt service obligations. As of March 31, 2013, our total indebtedness was $253.0 million. In addition, as of March 31, 2013, we had borrowing capacity of $20.0 million under the Credit Facility, none of which was drawn at March 31, 2013. We may also incur additional indebtedness in the future.

Our interest expense for the year ended December 31, 2012 was $29.1 million. Our net cash flow generated from operating activities was $171.5 million for the year ended December 31, 2012.

This level of indebtedness could have important negative consequences to us and you, including:

•	we may have difficulty satisfying our obligations with respect to our debt and the Notes;

•	we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;

•

we may need to use all, or a substantial portion, of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

•	our vulnerability to general economic downturns and adverse industry conditions could increase;

•	our flexibility in planning for, or reacting to, changes in our business and in our industry in general could be limited;

•	our amount of debt and the amount we must pay to service our debt obligations could place us at a competitive disadvantage compared to our competitors that have less debt;

•	our customers may react adversely to our significant debt level and seek or develop alternative licensors or suppliers;

•

we may have insufficient funds, and our debt level may also restrict us from raising the funds necessary to repurchase all of the Notes tendered to us upon the occurrence of a change of control, which would constitute an event of default under the Notes; and

•

our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

Our level of indebtedness requires that we use a substantial portion of our cash flow from operations to pay principal of, and interest on, our indebtedness, which will reduce the availability of cash to fund working capital requirements, capital expenditures, research and development and other general corporate or business activities, including future acquisitions.

In addition, the Credit Facility bears interest at variable rates. If market interest rates increase, debt service on this debt will rise, which would adversely affect our cash flow. Although we may employ hedging strategies such that a portion of the aggregate principal amount of this credit facility carries a fixed rate of interest for a period, any hedging arrangement put in place may not offer complete protection from this risk. Additionally, the remaining portion of this credit facility may not be hedged and, accordingly, the portion that is not hedged will be subject to changes in interest rates.

We may be unable to generate sufficient cash to service all of our indebtedness, including the Notes, and meet our other ongoing liquidity needs, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may be unsuccessful.

Our ability to make scheduled payments or to refinance our debt obligations, including the Notes, and to fund our planned capital expenditures and other ongoing liquidity needs depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the Credit Facility or otherwise in an amount sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including the Notes, on or before maturity. We may be unable to refinance any of our debt, including the Credit Facility or the Notes, on commercially reasonable terms. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Other Indebtedness.”

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness, including the Notes. These alternative measures may be unsuccessful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The Credit Facility and the indenture governing the Notes restrict our ability to use the proceeds from certain asset sales. We may be unable to consummate asset sales to raise capital or to sell assets at prices that we believe are fair, and proceeds that we do receive may be inadequate to meet any debt service obligations when due. See “Description of Other Indebtedness” and “Description of the New Notes.”

Despite our current leverage, we and our subsidiaries may still be able to incur substantially more debt, which, if incurred, could further exacerbate the risks that we and our subsidiaries face.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the Notes do not fully prohibit us or our subsidiaries from doing so. The Credit Facility provides commitments of up to $30.0 million, with a Canadian sublimit of $5.0 million, subject to borrowing base limitations. As of March 31, 2013, we had $20.0 million available under the Credit Facility for future borrowings. All borrowings under the Credit Facility are secured, and as a result, are effectively senior to the Notes and the guarantees of the Notes by our subsidiary guarantors to the extent of the value of the collateral securing such indebtedness. If we incur any additional indebtedness that ranks equally with the Notes, the holders of that debt will be entitled to share ratably with the holders of the Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our company. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

The Credit Facility and the indenture governing the Notes contain a number of restrictive covenants which limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

The Credit Facility and the indenture governing the Notes impose, and the terms of any future indebtedness may impose, operating and other restrictions on us and our subsidiaries. Such restrictions affect or will affect, and in many respects limit or prohibit, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends and make distributions;

•	issue preferred stock of subsidiaries;

•	make investments;

•	repurchase stock;

•	create liens;

•	enter into transactions with affiliates;

•	enter into sale and lease-back transactions;

•	merge or consolidate; and

•	transfer and sell assets.

In addition, the Credit Facility includes other more restrictive covenants, including a restriction on capital expenditures, and requires us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

The restrictions contained in the Credit Facility and the indenture could:

•	limit our ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under the Credit Facility and/or the indenture. If an event of default occurs under the Credit Facility, which includes an event of default under the indenture governing the Notes, the lenders could elect to:

•	declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

•	require us to apply all of our available cash to repay the borrowings; and/or

•	deny availability under the Credit Facility;

any of which could result in an event of default under the Notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further financing.

If we were unable to repay or otherwise refinance these borrowings when due, our lenders could sell the collateral securing the Credit Facility, which constitutes substantially all of our and our domestic subsidiaries’ assets. Although holders of the Notes could accelerate the Notes upon the acceleration of the obligations under the Credit Facility, we cannot assure you that sufficient assets will remain to repay the Notes after we have paid all the borrowings under the Credit Facility and any other debt.

We are a holding company and we depend upon cash from our subsidiaries to service our debt. If we do not receive cash distributions, dividends or other payments from our subsidiaries, we may be unable to make payments on the Notes.

We are a holding company and all of our operations are conducted through our subsidiaries. Accordingly, we are dependent upon the earnings and cash flows of, and cash distributions, dividends and other payments from, our subsidiaries to provide the funds necessary to meet our debt service obligations, including the required payments on the Notes. If we do not receive such cash distributions, dividends or other payments from our subsidiaries, we may be unable to pay the principal or interest on the Notes. In addition, certain of our subsidiaries who are guarantors of the Notes are holding companies that will rely on subsidiaries of their own as a source of funds to meet any obligations that might arise under their guarantees.

Generally, the ability of a subsidiary to make cash available to its parent is affected by its own operating results and is subject to applicable laws and contractual restrictions contained in its debt instruments and other agreements. Although the indenture governing the Notes limits the extent to which our subsidiaries may restrict their ability to make dividend and other payments to us, these limitations are subject to significant qualifications and exceptions. The indenture governing the Notes also allows us to include the revenue of our subsidiaries in our Consolidated EBITDA (as defined in the indenture governing the Notes) for the purpose of determining whether we can incur additional indebtedness under the indenture, even though some of those subsidiaries may be subject to contractual restrictions on making dividends or distributions of cash to us for the purposes of servicing such indebtedness. Moreover, there may be restrictions on payments by our subsidiaries to us under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. As a result, although our subsidiaries may have cash, we or our subsidiary guarantors may be unable to obtain that cash to satisfy our obligations under the Notes or the guarantees, as applicable.

Your right to receive payments on the Notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the Notes and our guarantors’ obligations under their guarantees of the Notes are unsecured, but our obligations under the Credit Facility and each guarantor’s obligations under their respective guarantees of the Credit Facility are secured by a security interest in substantially all of our domestic tangible and intangible assets. The Canadian sublimit is secured by our Canadian subsidiary’s assets. If we are declared bankrupt or insolvent, or if we default under the Credit Facility, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we are unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the Notes, even if an event of default exists under the indenture governing the Notes at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the Notes, then that guarantor will be released from its guarantee of the Notes automatically and immediately upon such sale. In any such event, because the Notes will not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness.”

As of March 31, 2013, the Notes and the guarantees were subordinated or effectively subordinated to $3.0 million of secured indebtedness (which represents our outstanding capital lease obligations) to the extent of the value of the collateral securing such indebtedness. The indenture permits the incurrence of substantial additional indebtedness by us and our restricted subsidiaries in the future, including secured indebtedness.

Claims of noteholders will be structurally subordinate to claims of creditors of all of our non-U.S. subsidiaries because they will not guarantee the Notes.

The Notes will not be guaranteed by any of our non-U.S. subsidiaries. Accordingly, claims of holders of the Notes will be structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the Notes.

As of March 31, 2013, our non-guarantor subsidiaries had total consolidated indebtedness, including capital lease obligations, and other liabilities (including trade payables, but excluding intercompany liabilities) of approximately $25.3 million, representing approximately 7.0% of our total consolidated liabilities. Our non-guarantor subsidiaries accounted for approximately $18.6 million, or 36% of our consolidated revenues, and had a net income of $2.3 million for the three months ended March 31, 2013. In addition, our non-guarantor subsidiaries accounted for approximately $209.1 million, or 41% of our assets (excluding intercompany receivables and investments) at March 31, 2013.

Because a portion of our operations are conducted by subsidiaries that do not guarantee the Notes, our cash flow and our ability to service debt, including our and the guarantors’ ability to pay the interest on and principal of the Notes when due, are dependent to a significant extent on interest payments, cash dividends and distributions and other transfers of cash from subsidiaries that do not guarantee the Notes. In addition, any payment of interest, dividends, distributions, loans or advances by subsidiaries that do not guarantee the Notes to us and the guarantors, as applicable, could be subject to taxation or other restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdiction in which these subsidiaries operate. Moreover, payments to us and the guarantors by subsidiaries that do not guarantee the Notes will be contingent upon these subsidiaries’ earnings.

Our subsidiaries that do not guarantee the Notes are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes, or to make any funds available therefore, whether by dividends, loans, distributions or other payments. Any right that we or the guarantors have to receive any assets of any subsidiaries that do not guarantee the Notes upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of Notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors and other holders of debt of that subsidiary.

We also have joint ventures in which we own less than 100% of the equity so that, in addition to the structurally senior claims of creditors of those entities, the equity interests of our joint venture partners or other stockholders in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These joint ventures may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flow to service our debt obligations, including in respect of the Notes.

We are permitted to create unrestricted subsidiaries, which will not be subject to any of the covenants in the indenture, and we may not be able to rely on the cash flow or assets of those unrestricted subsidiaries to pay our indebtedness.

Unrestricted subsidiaries will not be subject to the covenants under the indenture governing the Notes. Unrestricted subsidiaries may enter into financing arrangements that limit their ability to make loans or other payments to fund payments in respect of the Notes. Accordingly, we may not be able to rely on the cash flow or assets of unrestricted subsidiaries to pay any of our indebtedness, including the Notes.

If we default on our obligations to pay our other indebtedness, we may be unable to make payments on the Notes.

Any default under the agreements governing our indebtedness, including a default under the Credit Facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the Notes and substantially decrease the market value of the Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including the Credit Facility), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the Credit Facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek and obtain waivers from the required lenders under the Credit Facility to avoid being in default. If we breach our covenants under the Credit Facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the Credit Facility, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness” and “Description of the New Notes.”

Certain covenants contained in the indenture are not applicable if the Notes are rated “investment grade” by both Standard & Poor’s and Moody’s in the future.

The indenture governing the Notes provides that certain covenants will not apply to us if, in the future, the Notes are rated “investment grade” by both Standard & Poor’s and Moody’s. The covenants restrict, among other things, our ability to pay dividends, incur debt and to enter into other transactions. We cannot assure you that the Notes will ever be rated investment grade, or that if they are rated investment grade, the Notes will maintain such rating. In addition, if the Notes are rated investment grade and fail to maintain such rating, the covenants that were suspended will be reinstated. Suspension of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force and any such actions that we take while these covenants are not in force will be permitted even if the Notes are subsequently downgraded below investment grade. See “Description of the New Notes—Certain Covenants—Covenant Suspension.”

We may not be able to fulfill our repurchase obligations with respect to the Notes upon a change of control.

If we experience certain specific change of control events, we will be required to offer to repurchase all of our outstanding Notes at 101% of the principal amount of such Notes plus accrued and unpaid interest to the date of repurchase. We cannot assure you that we will have available funds sufficient to pay the change of control purchase price for any or all of the Notes that might be tendered in the change of control offer.

The definition of change of control in the indenture governing the Notes offered hereby includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of our and our restricted subsidiaries’ assets, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase such Notes as a result of a sale, transfer, conveyance or other disposition of less than all of our and our restricted subsidiaries” assets taken as a whole to another person or group may be uncertain. In addition, a recent Delaware Chancery Court decision raised questions about the enforceability of provisions, which are similar to those in the indenture governing the Notes offered hereby, related to the triggering of a change of control as a result of a change in the composition of a board of directors. Accordingly, the ability of a holder of Notes to require us to repurchase Notes as a result of a change in the composition of our board of directors may be uncertain.

Federal and state fraudulent transfer laws may permit a court to void the Notes and the guarantees and if that occurs, you may not receive any payments on the Notes.

The Notes and the guarantees may be subject to review under federal bankruptcy laws or relevant state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws, generally, the payment of consideration will be a fraudulent conveyance if (1) we paid the consideration for the Notes or a guarantee with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the Notes or a guarantee, and, in the case of (2) only, one of the following is also true:

•	we or any of the guarantors were insolvent or rendered insolvent by reason of the incurrence of the indebtedness;

•	payment of the consideration left us or any of the guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of the guarantors intended to, or believed that we would, incur debts beyond our ability to pay as they mature.

If a court were to find that the issuance of the Notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the Notes or such guarantee or further subordinate the Notes or such guarantee to presently existing and future indebtedness of ours or such guarantor, or require the holders of the Notes to repay any amounts received with respect to the Notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the Notes. Further, the voidance of the Notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in the acceleration of such debt.

Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair salable value of all its assets;

•

the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the Notes and the guarantees would not be further subordinated to our or any of our guarantors’ other debt.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the applicable guarantor and none of the proceeds of the Notes were paid to any guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the Notes.

We believe that, at the time the guarantors initially incurred the debt represented by the guarantees, the guarantors:

•	were not insolvent or rendered insolvent by the incurrence; and

•	had sufficient capital to run their businesses effectively.

We have relied on a limitation to be contained in the guarantors’ guarantees that limits each guarantee as necessary to prevent it from constituting a fraudulent conveyance under applicable law. However, a court passing on these questions might not reach the same conclusions.

A financial failure by us or our subsidiaries may result in the assets of any or all of those entities becoming subject to the claims of all creditors of those entities.

A financial failure by us or our subsidiaries could affect payment of the Notes if a bankruptcy court were to substantively consolidate us and our subsidiaries. If a bankruptcy court substantively consolidated us and our subsidiaries, the assets of each entity would become subject to the claims of creditors of all entities. This would expose holders of Notes not only to the usual impairments arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base. Furthermore, forced restructuring of the Notes could occur through the “cram-down” provisions of the bankruptcy code. Under these provisions, the Notes could be restructured over your objections as to their general terms, primarily interest rate and maturity.

The lenders under the Credit Facility will have the discretion to release any guarantors under this facility in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the Notes.

While any obligations under the Credit Facility remain outstanding, any guarantee of the Notes may be released without action by, or consent of, any holder of the Notes or the trustee under the indenture governing the Notes, at the discretion of lenders under the Credit Facility, if the related guarantor is no longer a guarantor of obligations under the Credit Facility or any other indebtedness. The lenders under the Credit Facility will have the discretion to release the guarantees under the Credit Facility in a variety of circumstances. Any of our subsidiaries that are released as a guarantor of the Credit Facility will automatically be released as a guarantor of the Notes. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the Notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be structurally senior to claims of holders of Notes.

An adverse rating of the Notes may cause their trading price to fall and could result in increased interest and other financial expenses related to future borrowings.

A rating agency may assign a rating that is lower than the rating expected by the noteholders. Ratings agencies also may lower ratings on the Notes or any of our other debt in the future. If rating agencies assign a lower than expected rating or reduce, or indicate that they may reduce, their ratings of our debt in the future, the trading price of the Notes could significantly decline.

A decision by a rating agency to downgrade the Notes’ rating in the future could result in increased interest and other financial expenses relating to our future borrowings and could restrict our ability to obtain additional financing on satisfactory terms, if at all. In addition, any downgrade could restrict our access to, and negatively impact the terms of, trade credit extended to us by our vendors.

There is no public trading market for the new notes and an active trading market may not develop for the new ones.

The new notes are new securities for which there is no established trading market. We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market. In addition, the liquidity of the trading market in the new notes, and the market price quoted for the new notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the new notes.

Failure to exchange your old notes for new notes could limit your ability to resell.

The old notes were not registered under the Securities Act or under the securities laws of any state and may not be resold, offered for resale or otherwise transferred unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your old notes for new notes under the exchange offer, you will not be able to resell, offer to resell or otherwise transfer the old notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, we will no longer be under an obligation to register the old notes under the Securities Act except in the limited circumstances provided under the registration rights agreement. In addition, if you want to exchange your old notes in the exchange offer for the purpose of participating in the distribution of the new notes, you may be deemed to have received restricted securities, and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

The issuance of the new notes may adversely affect the market for the old notes.

To the extent that old notes are tendered for exchange and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted old notes could be adversely affected.

Changes in the financial and credit markets or in our credit ratings could adversely affect the market prices of the Notes.

The future market prices of the Notes will depend on a number of factors, including:

•	the prevailing interest rates being paid by companies similar to us;

•	our ratings with major credit rating agencies; and

•	the overall condition of the financial and credit markets.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market prices of the Notes. In addition, credit rating agencies continually revise their ratings for companies that they follow, including us. We cannot assure you that any credit rating agencies that rate the Notes will maintain their ratings on the Notes. A negative change in our rating could have an adverse effect on the market price of the Notes.

We may choose to redeem Notes when prevailing interest rates are relatively low.

We may choose to redeem the Notes from time to time, especially when prevailing interest rates are lower than the rate borne by the Notes. If prevailing rates are lower at the time of redemption, you would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Notes being redeemed. Our redemption right also may adversely impact your ability to sell your Notes as the optional redemption date or period approaches.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive in exchange old notes of like principal amount, the terms of which are identical in all material respects to the new notes. The old notes surrendered in exchange for new notes will be retired and cancelled and cannot be reissued. Accordingly, our issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

The net proceeds from the offering of the old notes were approximately $243.2 million after deducting the initial purchasers’ discounts and expenses paid by us. We used the net proceeds from the offering of the old notes, along with $36.6 million of cash on hand to redeem our 9.75% Senior Notes due 2014 (the “9.75% Senior Notes”).

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the periods indicated are as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2008(1)	2009(1)	2010(1)	2011	2012	2012	2013
Ratio of earnings to fixed charges	—	—	—	1.1	2.5	3.5	1.3

	Pro forma Calculation
	Year Ended December 31, 2012	Three Months Ended March 31, 2013
Ratio of earnings to fixed charges	2.6	1.5

(1)	During the years ended December 31, 2008, 2009 and 2010, earnings were insufficient to cover fixed charges by $77.6 million, $99.8 million and $67.4 million, respectively.

The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings from continuing operations before income taxes and cumulative effect of change in accounting principle plus fixed charges less capitalized interest) by fixed charges (interest expense, capitalized interest and the estimated interest component of rental expense).

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013. The table below should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

As of March 31, 2013
(Amounts in millions)
Cash and cash equivalents	$25.5

Total Debt, including current portion:
Existing Credit Facility(1)	—
Notes offered hereby	250.0
Other debt (including capital leases)	3.0

253.0
Less deferred issue costs	(7.2)

Total debt	245.8
Total stockholder’s equity	149.2

Total capitalization	$395.0

(1)	The Credit Facility provides commitments of up to $30.0 million, with a Canadian sublimit of $5.0 million, subject to borrowing base limitations.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

You should read the following selected historical consolidated financial data in conjunction with our consolidated financial statements and the accompanying notes. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All of these materials are contained in this prospectus. The data presented below as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 have been derived from our consolidated financial statements which have been audited by BKD, LLP, independent registered public accounting firm. The data as of March 31, 2013 and for the three months ended March 31, 2012 and 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
						(unaudited)	(unaudited)
	(thousands)
Statement of Operations Data:
Total revenue	$172,403	$115,345	$175,556	$218,008	$240,458	$72,547	$51,351
Expenses and costs:
Depreciation and amortization	168,629	150,199	175,592	142,963	139,754	39,384	29,338
Cost of sales	462	290	97	100	464	97	39
Merger	357	—	—	—	—	—	—
Impairment of intangible asset	225	—	—	—	—	—	—
Selling, general and administrative	36,316	25,090	31,831	31,649	29,088	8,092	7,387

	205,989	175,579	207,520	174,712	169,306	47,573	36,764

Income (loss) from operations	(33,586)	(60,234)	(31,964)	43,296	71,152	24,974	14,587
Interest expense, net	(40,017)	(40,696)	(40,536)	(34,767)	(29,011)	(7,219)	(9,315)
Foreign currency exchange gains (losses)	(4,059)	1,008	441	(726)	681	411	(647)
Loss on early extinguishment of debt	—	—	—	(7,912)	—	—	(1,504)
Gain on sale of marketable securities	—	—	4,188	2,467	230	—	—
Other income	40	151	446	250	780	81	1

Income (loss) before income taxes	(77,622)	(99,771)	(67,425)	2,608	43,832	18,247	3,122
Provision (benefit) for income taxes	(3,548)	(2,974)	(4,008)	392	6,782	3,541	1,384

Net income (loss)	$(74,074)	$(96,797)	$(63,417)	$2,216	$37,050	$14,706	$1,738

	As of December 31,					As of March 31
	2008	2009	2010	2011	2012	2013
						(unaudited)
	(thousands, except shares)
Balance Sheet Data:
Cash and cash equivalents	$42,678	$26,270	$89,971	$74,894	$61,891	$25,544
Seismic data library, net	279,257	200,389	106,104	120,694	180,117	197,221
Total assets	643,825	522,019	491,009	500,330	550,744	510,585
Total debt	405,499	405,732	405,604	278,256	278,142	253,002
Stockholder’s equity (deficit)	115,785	46,361	(7,022)	109,840	150,358	149,245
Common shares outstanding(1)	100	100	100	100	100	100

(1)	Common shares outstanding are presented in actual figures, not in thousands.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes to the financial statements included elsewhere in this document or incorporated by reference.

Overview

General

Our products and services are used by oil and gas companies to assist in oil and gas exploration and development of hydrocarbon reserves. Historically, seismic data was tied to exploration capital expenditures as E&P companies used seismic data to increase the success rate of discovering hydrocarbon deposits. With the shift to unconventional plays, E&P companies now use seismic data as a development tool to better identify efficient drilling plans and maximize production by identifying and understanding a series of critical characteristics of the targeted resource. We own an extensive library of onshore and offshore seismic data that we offer for license to oil and gas companies. We believe that our library of onshore seismic data is the largest available for licensing in North America. We generate revenue primarily by licensing data from our data library and from new data creation products, which are substantially underwritten or paid for by our clients. By participating in underwritten, nonexclusive surveys or purchasing licenses to existing data, oil and gas companies can obtain access to surveys at reduced costs as compared to acquiring seismic data on a proprietary basis.

Our primary areas of focus are onshore United States and Canada and, to a lesser extent, offshore U.S. Gulf of Mexico. These markets continue to experience major changes. Major integrated oil and gas companies and national oil companies have become more active in the North American market, primarily in the unconventional plays, through joint ventures, asset purchases and corporate transactions. The larger independent oil and gas companies continue to be responsible for a significant portion of current U.S. drilling activity. Our offshore seismic data is primarily located in the shallow waters of the U.S. Gulf of Mexico and generates a small percentage of our revenue.

Our clients continue to seek our services to create data in the United States and Canada. On June 7, 2013, our clients’ commitment for underwriting on new data creation projects was $58.4 million. Licensing data “off the shelf” does not require the longer planning and lead times like new data creation and thus is more likely to fluctuate quarter to quarter.

Principal Factors Affecting Our Business

Our business is dependent upon a variety of factors, many of which are beyond our control. The following are those that we consider to be principal factors affecting our business.

Demand for Seismic Data: Demand for our products and services is cyclical due to the nature of the oil and gas industry. In particular, demand for our seismic data services depends upon exploration, production, development and field management spending by oil and gas companies and, in the case of new data creation, the willingness of these companies to forgo ownership in the seismic data. Capital expenditures by oil and gas companies depend upon several factors, including actual and forecasted oil and natural gas commodity prices, prospect availability and the companies’ own short-term and strategic plans. These capital expenditures may also be affected by worldwide economic or industry-wide conditions. With the shift to unconventional plays, seismic data is increasingly tied to relatively stable development capital expenditures.

Merger and Acquisition/Joint Venture Activity: Merger and acquisition activity continues to occur within our client base. This activity could have a negative impact on seismic companies that operate in markets with a limited number of participating clients. However, we believe that, over time, this activity could have a positive impact on our business, as it should generate re-licensing fees, result in increased vitality in the trading of mineral interests and result in the creation of new independent customers through the rationalization of staff within those companies affected by this activity.

Exploiting unconventional plays is a capital intensive endeavor and many technically proficient E&P companies remain capital constrained. They find themselves needing to sell their positions to, or create partnerships with, large well-capitalized companies in order to develop their recoverable resource base. These joint venture partners or new owners will often need to purchase licenses to our seismic data for their own use.

North America Drilling Activity: Drilling activity has shifted to areas with oil and liquids-rich hydrocarbons, such as the Eagle Ford/Woodbine, Niobrara/Bakken and Utica/Marcellus in the U.S. and Montney and Cardium in Canada with several emerging plays, including the Granite Wash (Panhandle Plays), Sussex, Mowry and Point Pleasant in the U.S. and Duvernay in Canada. Horizontal drilling rigs in oil and liquids-rich areas have leveled off, while activity in dry gas areas continues to be depressed.

Availability of Capital for Our Customers: Some of our customers are independent oil and gas companies and private prospect-generating companies that rely primarily on private capital markets to fund their exploration, production, development and field management activities. Reductions in cash flows resulting from lower commodity prices, along with the reduced availability of credit and increased costs of borrowing, could have a material impact on the ability of such companies to obtain funding necessary to purchase our seismic data.

Government Regulation: Our operations are subject to a variety of federal, provincial, state, foreign and local laws and regulations, including environmental and health and safety laws. We invest financial and managerial resources to comply with these laws and related permit requirements. Modification of existing laws or regulations and the adoption of new laws or regulations limiting or increasing exploration or production activities by oil and gas companies may have a material effect on our business operations.

Key Performance Measures

Management considers certain performance measures in evaluating and managing our financial condition and operating performance at various times and from time to time. Some of these performance measures are non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with United States generally accepted accounting principles, or GAAP. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement our presentation of our financial results that are prepared in accordance with GAAP.

The following are the key performance measures considered by management:

Cash Resales

Cash Resales represent new contracts for data licenses from our library, including data currently in progress, payable in cash. We believe this measure is important in assessing overall industry and client activity. Cash Resales are likely to fluctuate quarter to quarter as they do not require the longer planning and lead times necessary for new data creation.

The following is a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, total revenue (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Cash Resales	$137,605	$134,497	$136,234	$39,169	$22,445
Other revenue components:
Acquisition underwriting revenue	40,500	77,406	107,254	36,572	25,089
Non-monetary exchanges	4,678	7,609	1,554	709	324
Revenue recognition adjustments	(11,005)	(5,856)	(10,257)	(5,173)	2,072
Solutions and other	3,778	4,352	5,673	1,270	1,421

Total revenue	$175,556	$218,008	$240,458	$72,547	$51,351

Cash EBITDA

Cash EBITDA represents cash generated from licensing data from our seismic library net of recurring cash operating expenses. We believe this measure is helpful in determining the level of cash from operations we have available for debt service and funding of capital expenditures (net of the portion funded or underwritten by our customers). Cash EBITDA includes Cash Resales plus all other cash revenues other than from data acquisitions, plus gains on sales of marketable securities and cash distributions from investments obtained as part of licensing our seismic data, less cost of goods sold and cash selling, general and administrative expenses (excluding non-recurring corporate expenses such as severance and legal, financial and other expenses related to corporate and strategic transactions).

The following is a quantitative reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, net income (loss) (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Cash EBITDA	$117,252	$112,031	$115,347	$32,673	$16,656
Add (subtract) other revenue components not included in cash EBITDA
Acquisition underwriting revenue	40,500	77,406	107,254	36,572	25,089
Non-monetary exchanges	4,678	7,609	1,554	709	324
Revenue recognition adjustments	(11,005)	(5,856)	(10,257)	(5,173)	2,072
Solutions non-cash revenue	—	71	20	20	—
Add (subtract) other items included in net income:
Depreciation and amortization	(175,592)	(142,963)	(139,754)	(39,384)	(29,338)
Non-cash operating expenses	(3,433)	(743)	(1,154)	(145)	(226)
Non-recurring corporate expenses	(176)	(1,792)	(1,228)	(298)	10
Interest expense, net	(40,536)	(34,767)	(29,011)	(7,219)	(9,315)
Foreign currency gains (losses)	441	(726)	681	411	(647)
Loss on early extinguishment of debt	—	(7,912)	—	—	(1,504)
Other income	446	250	380	81	1
Benefit (provision) for income taxes	4,008	(392)	(6,782)	(3,541)	(1,384)

Net income (loss)	$(63,417)	$2,216	$37,050	$14,706	$1,738

Growth of Our Seismic Data Library

We regularly add to our seismic data library through four different methods: (1) recording new data; (2) buying ownership of existing data for cash; (3) obtaining ownership of existing data sets through non-monetary exchanges; and (4) creating new value-added products from existing data within our library. For the years ended December 31, 2010, 2011 and 2012 and for the period from January 1, 2013 to June 7, 2013, we completed the addition of approximately 850 square miles, 2,200 square miles, 2,800 square miles and 1,800 square miles, respectively, of seismic data to our library. As of June 7, 2013, we had approximately 1,350 square miles of seismic data in progress.

Critical Accounting Policies

We operate in one business segment, which is made up of seismic data acquisition, seismic data licensing, seismic data processing and seismic reproduction services.

We prepare our financial statements and the accompanying notes in conformity with GAAP, which requires management to make estimates and assumptions about future events that affect the reported amounts in the financial statements and the accompanying notes. We identify certain accounting policies as critical based on, among other things, their impact on the portrayal of our financial condition and results of operations and the degree of difficulty, subjectivity and complexity in their deployment. Notes A and B of the notes to the consolidated financial statements included in this prospectus include a summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements. The following is a brief discussion of our most critical accounting policies.

Revenue Recognition

Revenue from Data Acquisition

We generate revenue when we create a new seismic survey that is initially licensed by one or more of our customers to use the resulting data. We consider the contracts signed up to the time we make a firm commitment to create the new seismic survey as underwriting. Underwriting revenue is recognized throughout the creation period using the proportional performance method based upon costs incurred and work performed to date as a percentage of total estimated costs and work required. Management believes that this method is the most reliable and representative measure of progress for our data creation projects. The customers paying for the initial licenses receive legally enforceable rights to any resulting product of the specific activities required to complete the survey. The customers also receive access to and use of the newly acquired, processed data.

Revenue from Non-Exclusive Data Licenses

We recognize a substantial portion of our revenue from licensing of data once it is available for delivery. Revenue from the non-exclusive licensing of seismic data is recognized when the following criteria are met:

•	we have an arrangement with the customer that is validated by a signed contract;

•	the sales price is fixed and determinable;

•	collection is reasonably assured;

•	the customer has selected the specific data or the contract has expired without full selection;

•	the data is currently available for delivery; and

•	the license term has begun.

Copies of the data are available to the customer immediately upon request.

For licenses that have been invoiced for which payment is due or has been received, but have not met the aforementioned criteria, the revenue is deferred along with the related direct costs (primarily sales commissions). This normally occurs under the library card, review and possession or review only license contracts because the data selection may occur over time. Additionally, if the contract allows licensing of data that is not currently available or enhancements, modifications or additions to the data are required per the contract, revenue is deferred until such time that the data is available.

Revenue from Non-Monetary Exchanges

In certain cases, we will take ownership of a customer’s seismic data or revenue interest (collectively referred to as “data”) or receive advanced data processing services in exchange for a non-exclusive license to selected seismic data from our library, as partial consideration for the underwriting of new data acquisition or, in some cases, services provided by Solutions. These exchanges are referred to as non-monetary exchanges. In non-monetary exchange transactions, we record a data library asset for the data received or processed at the time the contract is entered into or the data is completed, as applicable, and recognize revenue on the transaction in equal value in accordance with our policies on revenue from data licenses, which is, when the seismic data is selected by the customer, or revenue from data acquisition, as applicable, or as services are provided by Solutions. These transactions are valued at the fair value of the data received or delivered, whichever is more readily determinable.

Seismic Data Library

Costs associated with creating, acquiring or purchasing seismic data are capitalized and amortized principally on the income forecast method subject to a straight-line amortization period of four years, applied on a quarterly basis at the individual survey level.

Data Library Amortization

We amortize our seismic data library using the greater of the amortization that would result from the application of the income forecast method (subject to a minimum amortization rate) or a straight-line basis over the useful life of the data. Due to the subjectivity inherent in the income forecast amortization method, this amortization policy ensures a minimum level of amortization will be recorded if sales of the specific data do not occur as expected and ensures that costs are fully amortized at the end of the data’s useful life. With respect to each survey in the data library, the straight-line policy is applied from the time such survey is available for licensing to customers on a non-exclusive basis.

We apply the income forecast method by forecasting the ultimate revenue expected to be derived from a particular data library component over the estimated useful life of each survey comprising part of such component. We make this forecast annually and review it quarterly. If, during any such review, we determine that the ultimate revenue for a library component is expected to be significantly different than the original estimate of total revenue for such library component, we revise the amortization rate attributable to future revenue from each survey in such component.

The greater of the income forecast or straight-line amortization policy is applied quarterly on a cumulative basis at the individual survey level. Under this policy, we first record amortization using the income forecast method. The cumulative amortization recorded for each survey is then compared with the cumulative straight-line amortization. If the cumulative straight-line amortization is higher for any specific survey, additional amortization expense is recorded, resulting in accumulated amortization being equal to the cumulative straight-line amortization for such survey. This requirement is applied regardless of future-year revenue estimates for the library component of which the survey is a part and does not consider the existence of deferred revenue with respect to the library component or to any survey.

Seismic Data Library Impairment

We evaluate our seismic data library for impairment by grouping individual surveys into components based on our operations and geological and geographical trends. We believe that these library components constitute the lowest levels of independently identifiable cash flows. We evaluate our seismic data library investment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

The impairment evaluation is based first on a comparison of the undiscounted future cash flows over each component’s remaining estimated useful life with the carrying value of each library component. If the undiscounted cash flows are equal to or greater than the carrying value of such component, no impairment is recorded. If undiscounted cash flows are less than the carrying value of any component, the forecast of future cash flows related to such component is discounted to fair value and compared with such component’s carrying amount. The difference between the library component’s carrying amount and the discounted future value of the expected revenue stream is recorded as an impairment charge.

The estimation of future cash flows and fair value is highly subjective and inherently imprecise. Estimates can change materially from period to period based on many factors, including those described in the preceding paragraph. Accordingly, if conditions change in the future, we may record impairment losses relative to our seismic data library, which could be material to any particular reporting period.

Goodwill

Goodwill is not amortized to earnings but is assessed, at least annually, for impairment at the reporting unit level. We conduct a qualitative goodwill impairment assessment as of October 1 of each year by examining relevant events and circumstances which could have a negative impact on our goodwill such as macroeconomic conditions, industry and market conditions, cost factors that have a negative effect on earnings and cash flows, overall financial performance, and other relevant entity-specific events. If after assessing the totality of events or circumstances described above, we determine that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the two-step goodwill test is performed. The two-step goodwill impairment test is also performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Use of Estimates and Assumptions

In preparing our financial statements, a number of estimates and assumptions are made by management that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain information that is used in the preparation of our financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is not otherwise capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment.

The most difficult, subjective and complex estimates and assumptions that deal with the greatest amount of uncertainty are related to our accounting for our seismic data library and goodwill.

Accounting for our seismic data library requires us to make significant subjective estimates and assumptions relative to future sales and cash flows from such library. These cash flows impact amortization rates, as well as potential impairment charges. Any changes in these estimates or underlying assumptions will impact our income from operations prospectively from the date changes are made. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, the carrying value of the seismic data library may be subject to higher prospective amortization rates, additional straight-line amortization or impairment losses.

Because we apply a minimum income forecast amortization rate of 70%, the effect of decreasing future sales by 10%, with all other factors remaining constant, would cause the range of amortization rates to be from 70% to 75% as of January 1, 2013. The effect of decreasing future sales by 20%, with all other factors remaining constant, would cause the range of amortization rates to be from 70% to 85% as of January 1, 2013.

In a portion of our seismic data library activities, we engage in certain non-monetary exchanges and record a data library asset for the seismic data received and recognize revenue on the transaction in accordance with our policies on revenue recognition. These transactions are valued at the fair value of the data received by us or licenses or services granted by us, whichever is more readily determinable. Our estimate of the value of these transactions is highly subjective and based, in large part, on data sales transactions between us and a limited number of customers over a limited time period.

We conduct a qualitative goodwill impairment assessment at least annually. If, based on our qualitative procedures, it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we are required to perform a two-step impairment test to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized. The impairment test involves a comparison of the fair value of a reporting unit with its carrying amount, including goodwill to identify if a goodwill impairment exists. For our estimates of the fair value of goodwill, we prepare discounted cash flow analysis, which requires significant judgments and estimates about our future performance. If these projected cash flows change materially, we may be required to record impairment losses relative to goodwill.

Actual results could differ materially from the estimates and assumptions that we use in the preparation of our financial statements. To the extent management’s estimates and assumptions change in the future, the effect on our reported results could be significant to any particular reporting period.

Results of Operations

Revenue

The following table summarizes the components of our revenue for the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013 (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Acquisition underwriting revenue:
Cash underwriting	$37,823	$75,132	$101,803	$35,304	$25,032
Underwriting from non-monetary exchanges	2,677	2,274	5,451	1,268	57

Total acquisition underwriting revenue	40,500	77,406	107,254	36,572	25,089

Resale licensing revenue:
Cash Resales	137,605	134,497	136,234	39,169	22,445
Non-monetary exchanges	4,678	7,609	1,554	709	324
Revenue recognition adjustments	(11,005)	(5,856)	(10,257)	(5,173)	2,072

Total resale licensing revenue	131,278	136,250	127,531	34,705	24,841

Total seismic revenue	171,778	213,656	234,785	71,277	49,930

Solutions and other	3,778	4,352	5,673	1,270	1,421

Total revenue	$175,556	$218,008	$240,458	$72,547	$51,351

Total revenue for the year ended December 31, 2012 was $240.5 million, an increase of $22.5 million or 10%, from the year ended December 31, 2011 total revenue of $218.0 million. This increase was primarily due to an increase in acquisition underwriting revenue which increased to $107.3 million in 2012 compared to

$77.4 million in 2011. Activity for new data acquisition remained strong in 2012 with our acquisition underwriting revenue occurring in the key active unconventional plays in North America focused on oil and liquids-rich hydrocarbons including Eagle Ford, Utica/Marcellus, Niobrara, Granite Wash (Panhandle Plays), Montney and Cardium. Total resale licensing revenue was $127.5 million in 2012 compared to $136.3 million in 2011. Cash Resales were $136.2 million in 2012 compared to $134.5 million in 2011. In 2012, Cash Resales were distributed across most basins in which we have seismic data, including unconventional and conventional areas, with a focus on oil and liquids-rich areas. Non-monetary exchanges fluctuate year to year depending upon the data available for trade and totaled $1.6 million in 2012 compared to $7.6 million in 2011. Revenue recognition adjustments are non-cash adjustments to revenue and reflect the net amount of (i) revenue deferred as a result of all of the revenue recognition criteria not being met and (ii) the subsequent revenue recognition once the criteria are met. The change in revenue recognition adjustments between 2011 and 2012 which resulted in a decrease in revenue recognized of $4.4 million between periods was due to a decrease in revenue recognized on library card contracts (i.e., more deferrals than selections in the year) partially offset by an increase on direct licensing contracts because the revenue recognition criteria were met. Solutions and other revenue was $5.7 million in 2012 compared to $4.4 million in 2011. The $1.3 million increase was due to the types of products delivered and revenue from third-party data processing projects.

Total revenue was $218.0 million for the year ended December 31, 2011 compared to $175.6 million for the year ended December 31, 2010. This $42.5 million, or 24%, increase was primarily due to an increase in acquisition underwriting revenue. Acquisition underwriting revenue increased to $77.4 million in 2011 compared to $40.5 million in 2010 due to our campaign to acquire data in unconventional plays and client interest in participating in the new projects. All of our data acquisition underwriting revenue in 2011 occurred in the key active unconventional plays in North America, primarily the Eagle Ford, Marcellus, Niobrara, Montney and Cardium. Total resale licensing revenue was $136.3 million in 2011 compared to $131.3 million in 2010. Cash Resales were $134.5 million in 2011 compared to $137.6 million in 2010. The decrease between years was primarily the result of a shift from gas-directed plays due to lower natural gas prices to areas focused more on oil and liquids production. Non-monetary exchanges fluctuate year to year depending upon the data available for trade and totaled $7.6 million in 2011 compared to $4.7 million in 2010. The increase of $5.1 million in revenue recognition adjustments from 2010 to 2011 was primarily due to an increase in recognition of revenue previously deferred as a result of new data acquisition projects being completed and delivered partially offset by an increase in the deferral of new licensing contracts. Solutions and other revenue increased $0.6 million in 2011 compared to 2010 due to the increase in total seismic revenue and the types of products delivered.

Total revenue was $51.4 million in the first quarter of 2013 compared to $72.5 million in the first quarter of 2012. Acquisition underwriting revenue was $25.1 million in the first quarter of 2013 compared to $36.6 million in the first quarter of 2012. The decrease between quarters was primarily due to fewer square miles of data being acquired in Canada in 2013 compared to 2012. The Company made a strategic decision to reduce its level of net cash capital expenditures on new data creation for 2013 as compared to 2012 and 2011, which directly impacts acquisition underwriting revenue. The majority of new data acquisition activity in the first quarter of 2013 occurred in the Eagle Ford and Utica/Marcellus unconventional plays, with the Granite Wash (Panhandle Plays) and Cardium contributing as well. Total resale licensing revenue was $24.8 million in the first quarter of 2013 compared to $34.7 million in the first quarter of 2012. Cash Resales in the first quarter of 2013 were $22.4 million compared to Cash Resales in the first quarter of 2012 of $39.2 million. Cash Resales activity is tied closely to our clients’ annual budget cycles and therefore should be viewed on an annual basis. As a result, Cash Resales activity can fluctuate significantly from quarter to quarter, as we experienced in 2012. Revenue recognition adjustments are non-cash adjustments to revenue and reflect the net amount of (i) revenue deferred as a result of all of the revenue recognition criteria not being met and (ii) the subsequent revenue recognition once the criteria are met. The change in revenue recognition adjustments between 2012 and 2013 was primarily due to fewer contracts requiring deferral in the first quarter of 2013. Solutions and other revenue was $1.4 million in the first quarter of 2013 compared to $1.3 million in the first quarter of 2012.

At December 31, 2012, we had a deferred revenue balance of $52.9 million compared to the December 31, 2011 balance of $48.8 million. The deferred revenue balance was related to (i) data licensing contracts on which selection of specific data had not yet occurred, (ii) deferred revenue on data acquisition projects and (iii) contracts in which the data products are not yet available or the revenue recognition criteria has not yet been met. The deferred revenue will be recognized when selection of specific data is made by the customer, upon expiration of the data selection period specified in the data licensing contracts, as work progresses on the data acquisition contracts, as the data products become available for delivery or as all of the revenue recognition criteria are met. Deferred revenue will be recognized no later than the following, based on the expiration of the selection period or our estimate of progress on acquisition projects and the availability of data products, although some revenue may be recognized earlier (in thousands):

2013	$44,788
2014	6,570
2015 and thereafter	1,499

At March 31, 2013, we had a deferred revenue balance of $51.3 million, compared to the December 31, 2012 balance of $52.9 million.

Depreciation and Amortization

Depreciation and amortization was composed of the following for the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013 (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Amortization of seismic data:
Income forecast	$87,617	$102,210	$108,482	$31,812	$22,708
Straight-line	80,190	32,758	24,354	5,744	4,936

Total amortization of seismic data	167,807	134,968	132,836	37,556	27,644
Depreciation of property and equipment	2,081	2,167	1,127	379	256
Amortization of acquired intangibles	5,704	5,828	5,791	1,449	1,438

Total	$175,592	$142,963	$139,754	$39,384	$29,338

Total seismic data library amortization amounted to $167.8 million, $135.0 million and $132.8 million in 2010, 2011 and 2012, respectively. Total seismic data library amortization amounted to $37.6 million in the first quarter of 2012 compared to $27.6 million in the first quarter of 2013. The amount of seismic data library amortization fluctuates based on the level and location of specific seismic surveys licensed (including licensing resulting from new data acquisition) and selected by our customers during any period as well as the amount of straight-line amortization required under our accounting policy. Additionally, the step-up in our data library value resulting from the 2007 merger between Seitel Acquisition Corp. with and into Seitel, Inc. (the “Merger”) became fully amortized in the first quarter of 2011 which resulted in a decrease in the level of straight-line amortization in 2011 and 2012.

Seismic data amortization as a percentage of total seismic revenue is summarized as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Components of Amortization:
Income forecast	51%	48%	46%	45%	46%
Straight-line	47%	15%	10%	8%	10%

Total	98%	63%	56%	53%	55%

The percentage of income forecast amortization to total seismic revenue was 51% for the year ended December 31, 2010; 48% for the year ended December 31, 2011; 46% for the year ended December 31, 2012; 45% for the three months ended March 31, 2012; and 46% for the three months ended March 31, 2013. In all periods, we had resale revenue recognized which was from data whose costs were fully amortized. In 2010, 36% of resales did not attract amortization, as compared to 50% in 2011 and 63% in 2012. In the first quarter of 2012, 75% of resale revenue recognized was from data whose costs were fully amortized as compared to 70% in the first quarter of 2013. Additionally, all acquisition revenue attracts amortization; thus, the increasing level of acquisition revenue between 2010 and 2012 impacted the overall percentage of income forecast amortization for the years ended December 31, 2010, 2011 and 2012. Amortization expense related to new data acquisition decreased from the first quarter of 2012 to 2013 due to the lower level of acquisition revenue in the first quarter of 2013.

Straight-line amortization represents the expense required under our accounting policy to ensure our data value is fully amortized within four years of when the data becomes available for sale. The $8.4 million decrease in straight-line amortization from 2011 to 2012 and the $47.4 million decrease from 2010 to 2011 was because a significant portion of our data library became fully amortized in the first quarter of 2011 due to such data reaching its four-year life after the Merger and due to the distribution of revenue among the various seismic surveys. The amount of straight-line amortization decreased $0.8 million between the first quarters of 2012 and 2013 due to the distribution of revenue among the various seismic surveys.

For each of the years ended December 31, 2010, 2011 and 2012 and for the three months ended March 31, 2012 and 2013, the rates utilized under the income forecast method was 70% for all components. The rate of amortization with respect to each component is decreased or increased if our estimate of future cash sales from such component is materially increased or decreased, subject to a minimum amortization rate of 70%. Additionally, certain seismic surveys have been fully amortized; consequently, no amortization expense is required on revenue recorded for these seismic surveys. As of April 1, 2013, the amortization rate to be utilized under the income forecast method is 70% for all components.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses were $31.8 million in 2010, $31.6 million in 2011 and $29.1 million in 2012. SG&A expenses were $8.1 million in the first quarter of 2012 compared to $7.4 million in the first quarter of 2013. SG&A expenses are made up of the following cash and non-cash expenses (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Cash SG&A expenses	$28,398	$30,906	$27,934	$7,947	$7,161
Non-cash compensation expense	3,157	453	761	73	226
Non-cash rent expense	276	290	393	72	—

Total	$31,831	$31,649	$29,088	$8,092	$7,387

The decrease in cash SG&A expenses of $3.0 million from 2011 to 2012 was primarily due to (1) a decrease of $3.0 million in annual cash incentive compensation expense due to our Cash EBITDA results falling in the range of minimum and target goals established for 2012, (2) a $0.5 million decrease in our bad debt expense primarily due to collection of previously reserved receivables and (3) a decrease of $0.6 million in non-recurring expenses mainly related to severance costs. These decreases were partially offset by an increase of $0.9 million in salaries and benefits due to merit increases on base salary and new hires and an increase of $0.2 million in various other expenses.

The increase in cash SG&A expenses of $2.5 million from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily due to (1) an increase of $1.4 million in salaries and benefits, (2) an increase of $1.6 million in non-recurring expenses, mainly professional fees incurred with respect to evaluating debt restructuring alternatives and severance costs and (3) an increase of $1.0 million in various other expenses associated with our increased revenue and acquisition activities in 2011. These increases were partially offset by a $1.5 million decrease in our bad debt expense.

The decrease in cash SG&A expenses of $0.8 million from the first quarter of 2012 to the first quarter of 2013 was primarily attributable to (i) a decrease of $0.5 million in variable SG&A expenses related to sales commissions and performance incentive compensation due to the lower level of sales in the first quarter of 2013 and (ii) a decrease of $0.3 million in non-recurring expenses mainly related to severance costs.

The increase in non-cash compensation expense of $0.3 million from 2011 to 2012 was due to amortization associated with 2012 stock option issuances offset by a reduction in expense related to prior period stock option issuances and our use of graded vesting to amortize the compensation expense. The decrease in non-cash equity compensation expense of $2.7 million between 2010 and 2011 was primarily due to the 2010 period including expense associated with the re-pricing of outstanding options granted to certain employees and non-employee directors. Additionally, there was a reduction in the expense related to stock options due to the expense being recognized using graded vesting and a significant portion of our options becoming fully vested in the first quarter of 2011. The increase in non-cash compensation expense from the first quarter of 2012 to the first quarter of 2013 was due to amortization associated with stock option issuances in May 2012.

The non-cash rent expense for the years ended December 31, 2012, 2011 and 2010 represents amortization of a favorable facility lease that was recorded as an intangible asset in connection with the Merger. As of December 31, 2012, this intangible asset has been fully amortized.

Interest Expense

Interest expense was $41.1 million for the year ended December 31, 2010, $35.2 million for the year ended December 31, 2011 and $29.1 million for the year ended December 31, 2012. The decrease in interest expense in both 2012 and 2011 was due to the repayment of $125.0 million of our 9.75% Senior Notes on July 1, 2011.

Interest expense was $7.3 million in the first quarter of 2012 compared to $9.4 million in the first quarter of 2013. Due to the satisfaction and discharge of our 9.75% Senior Notes in March 2013, interest expense for the first quarter of 2013 included interest on our existing 9.75% Senior Notes for the entire quarter, as well as interest paid on these senior notes from April 1, 2013 to April 18, 2013. In addition, interest expense for the first quarter of 2013 included interest on our new 9 1/2% Senior Notes issued on March 20, 2013.

Loss on Early Extinguishment of Debt

The call premium incurred to repay $125.0 million of our 9.75% Senior Notes along with the write-off of the related unamortized issuance costs resulted in a $7.9 million loss on early extinguishment of debt in 2011.

In connection with the early extinguishment of our 9.75% Senior Notes in the first quarter of 2013, we recorded a $1.5 million non-cash charge which included the write-off of unamortized issue expenses.

Other Income (Expense)

During the years ended December 31, 2010, 2011 and 2012, we sold $4.2 million, $2.5 million and $0.2 million, respectively, of marketable securities through multiple transactions on an active international exchange. Total gains were equal to the proceeds received.

Other income was $0.4 million, $0.3 million and $0.8 million for the years ended December 31, 2010, 2011 and 2012, respectively. The increase in other income of $0.5 million from 2011 to 2012 was primarily due to cash dividends received from investments.

During the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013, we reported foreign currency transaction gains (losses) on U.S. denominated transactions of our Canadian subsidiaries totaling $0.4 million, $(0.7) million, $0.7 million, $0.4 million and $(0.6) million, respectively.

Income Taxes

Tax expense (benefit) was $(4.0) million, $0.4 million and $6.8 million for the years ended December 31, 2010, 2011 and 2012, respectively. Income tax expense was $3.5 million in the first quarter of 2012 compared to $1.4 million in the first quarter of 2013.

The 2012 expense was comprised of (i) an expense of $5.6 million related to our Canadian operations, (ii) a benefit of $0.4 million related to certain research and development tax credits received in Canada, (iii) an expense of $1.1 million related to U.S. state taxes, (iv) an expense of $0.3 million in U.S. Federal taxes and (v) an expense of $0.2 million related to interest on uncertain tax positions. Our current estimate of U.S. Federal taxable income for 2012 was offset against our net operating loss carryforward and the U.S. Federal tax expense recorded in 2012 related to our estimated alternative minimum tax liability as of December 31, 2012. The increase in U.S. state tax expense is a result of our geographic expansion in recent years.

The 2011 expense was comprised of (i) an expense of $1.0 million related to our Canadian operations, (ii) a benefit of $0.4 million related to certain research and development tax credits received in Canada, (iii) a benefit of $0.4 million related to U.S. state taxes and (iv) an expense of $0.2 million related to interest on uncertain tax positions. The Federal tax benefit of $0.2 million in 2011 resulting from our U.S. operations was offset by a valuation allowance because it was more likely than not that the deferred tax asset would not be realized.

The 2010 benefit was comprised of (i) a benefit of $3.7 million related to our Canadian operations, (ii) a benefit of $0.4 million related to certain research and development tax credits received in Canada and (iii) an expense of $0.1 million related to principal, penalties and interest on uncertain tax positions. The Federal tax benefit of $18.1 million in 2010 resulting from our U.S. operations was offset by a valuation allowance because it was more likely than not that the deferred tax asset would not be realized.

The expense in the first quarter of 2013 was comprised of (i) $0.9 million related to our Canadian operations, (ii) $0.1 million in U.S. Federal taxes related to our estimated alternative minimum tax liability and (iii) $0.4 million in U.S. state taxes. The expense in the first quarter of 2012 was comprised of (i) $3.2 million related to our Canadian operations and (ii) $0.3 million in U.S. state taxes.

Net Income

Net income (loss) was $(63.4) million, $2.2 million and $37.1 million for the years ended December 31, 2010, 2011 and 2012, respectively. Net income was $14.7 million in the first quarter of 2012 compared to $1.7 million in the first quarter of 2013.

The increase in net income from 2011 to 2012 was primarily due to an increase in revenue, a reduction in interest expense and a reduction in loss on extinguishment of debt. The increase in net income from 2010 to 2011 was primarily due to an increase in revenue and a decrease in amortization of our data library. These increases were partially offset by a $7.9 million loss on early extinguishment of debt.

The reduction in net income from the first quarter of 2012 to the first quarter of 2013 was primarily due to the lower level of revenue partially offset by a reduction in amortization expense associated with our data library. The first quarter of 2013 also included a $1.5 million non-cash charge related to the early extinguishment of our 9.75% Senior Notes as well as additional interest paid upon the satisfaction and discharge of the 9.75% Senior Notes in the first quarter.

Liquidity and Capital Resources

As of March 31, 2013, we had $25.5 million in consolidated cash, cash equivalents and short-term investments, including $0.8 million of restricted cash. Our foreign subsidiary regularly holds cash which is used to reinvest in our Canadian operations. If we decide at a later date to repatriate those funds to the U.S., we may be required to provide taxes on certain of those funds based on applicable U.S. tax rates net of foreign taxes. Cash held by our foreign subsidiary fluctuates throughout the year and at March 31, 2013, was $0.2 million.

In addition to the cash on our balance sheet, other sources of liquidity, including our Credit Facility, are described below.

Credit Facility: On May 25, 2011, we entered into the Credit Facility, which provides us with the ability to borrow up to $30.0 million. The Credit Facility provides a $30.0 million revolving credit facility with a Canadian sublimit of $5.0 million, subject to borrowing base limitations based on our seismic data assets and eligible accounts receivable, each as defined in the Credit Facility, calculated on a monthly basis. U.S. borrowings under the Credit Facility accrue interest based on, at our option, either the LIBOR rate plus an applicable margin, or the base rate, as defined in the agreement, plus an applicable margin. Canadian borrowings under the Credit Facility accrue interest based on Canadian base rate, as defined in the agreement. In addition, we are required to pay an unused line fee of 0.50% per annum in respect of any unutilized commitments under the Credit Facility. The Credit Facility expires on May 25, 2016. As of March 31, 2013, no amounts were outstanding under the Credit Facility and there was $20.0 million of availability.

9 1/2% Senior Unsecured Notes: On March 20, 2013, we issued in a private placement $250.0 million aggregate principal amount of our 9 1/2% Senior Notes. The proceeds from the 9 1/2% Senior Notes, together with $29.8 million cash on hand, were used to satisfy and discharge the 9.75% Senior Notes, including accrued interest of $4.8 million. Interest is payable in cash, semi-annually on April 15 and October 15 of each year, commencing on October 15, 2013.

We are obligated to use our reasonable best efforts to consummate an offer to exchange the 9 1/2% Senior Notes under the Securities Act or otherwise register the resale of such notes no later than 240 days after their issuance. If this requirement is not met, then the annual interest on the 9 1/2% Senior Notes will increase by (1) 0.25 percentage points for the first 90 days following the end of such period and (2) 0.25 percentage points at the beginning of each subsequent 90-day period up to a maximum of 1.0 percentage point. We are filing this prospectus in order to satisfy this obligation.

We may from time to time, as part of various financing and investment strategies, purchase our outstanding indebtedness. These purchases, if any, could have a material positive or negative impact on our liquidity available to repay outstanding debt obligations or on our consolidated results of operations.

Contractual Obligations: As of March 31, 2013, we had outstanding debt and lease obligations, with aggregate contractual cash obligations, including principal and interest, summarized as follows (in thousands):

		Payments due by period
Contractual cash obligations	Total	Remainder of 2013	2014-2016	2017-2018	2019 and thereafter
Debt obligations(1)(2)	$394,161	$13,536	$71,250	$47,500	$261,875
Capital lease obligations(2)	3,952	328	1,262	877	1,485
Operating lease obligations	2,705	697	1,920	88	—

Total contractual cash obligations	$400,818	$14,561	$74,432	$48,465	$263,360

(1)	Debt obligations include the face amount of our 9 1/2% Senior Notes totaling $250 million.
(2)	Amounts include interest related to debt and capital lease obligations.

Cash Flows from Operating Activities: Cash flows provided by operating activities were $108.9 million, $126.8 million and $171.5 million for the years ended December 31, 2010, 2011 and 2012, respectively, and $45.1 million and $35.4 million for the three months ended March 31, 2012 and 2013, respectively. Operating cash flows for 2012 increased from 2011 primarily due to increased collections from our acquisition underwriting related receipts, lower interest payments on our 9.75% Senior Notes and lower income taxes paid. Operating cash flows for 2011 increased from 2010 primarily due to increased collections on acquisition underwriting partially offset by lower collections on Cash Resales and tax payments made to appeal the results of the tax audit of Olympic Seismic Ltd., a wholly-owned subsidiary, by Canada Revenue Agency. Operating cash flows for 2013 decreased from 2012 primarily due to (i) lower collections on acquisition underwriting partially offset by higher collections on Cash Resales, (ii) higher interest payments during the quarter associated with the satisfaction and discharge of our 9.75% Senior Notes and (iii) an increase in income taxes paid.

Cash Flows from Investing Activities: Cash flows used in investing activities were $45.7 million, $127.2 million and $184.4 million for the years ended December 31, 2010, 2011 and 2012, respectively, and $56.7 million and $40.7 million for the three months ended March 31, 2012 and 2013, respectively. Cash expenditures for seismic data were $49.5 million, $127.0 million, and $183.2 million for the years ended December 31, 2010, 2011 and 2012, respectively. The increase in cash invested in seismic data for 2012 compared to 2011 and 2011 compared to 2010 was due to increased data acquisition activity in both the U.S. and Canada and due to continuing strong activity in unconventional plays. Cash expenditures for seismic data were $56.4 million and $40.1 million for the three months ended March 31, 2012 and 2013, respectively. The decrease in cash invested in seismic data for 2013 compared to 2012 was primarily due to decreased data acquisition activity in Canada partially offset by higher capital expenditure payments in the U.S.

Cash Flows from Financing Activities: Cash flows used in financing activities were $0.3 million, $14.7 million and $0.3 million for the years ended December 31, 2010, 2011 and 2012, respectively, and $0.1 million and $30.9 million for the three months ended March 31, 2012 and 2013, respectively. In 2011, our financing activities primarily consisted of the following: (i) a $125.0 million cash capital contribution by Holdings in connection with the minority interest investment in Holdings by Centerbridge in May 2011, (ii) $131.1 million in principal and premium payments on our 9.75% Senior Notes, (iii) $6.3 million in costs paid in conjunction with our Credit Facility and the Centerbridge transaction and (iv) $2.0 million in principal payments on our 11.75% senior notes due 2011. Our financing activities in the first quarter of 2013 included (i) $250.0 million received from the issuance of our 9 1/2% Senior Notes, (ii) payment of $275.0 million of principal on our 9.75% Senior Notes and (iii) payment of $5.8 million of fees in connection with the issuance of our 9 1/2% Senior Notes.

Anticipated Liquidity: Our ability to cover our operating and capital expenses, make required debt service payments on our 9 1/2% Senior Notes, incur additional indebtedness, and comply with our various debt covenants, will depend primarily on our ability to generate substantial operating cash flows. Over the next 12 months, we expect to obtain the funds necessary to pay our operating, capital and other expenses as well as interest on our 9 1/2% Senior Notes and principal and interest on our other indebtedness, from our operating cash flows, cash and cash equivalents on hand and, if required, from additional borrowings (to the extent available under our Credit Facility subject to the borrowing base). Our ability to satisfy our payment obligations depends substantially on our future operating and financial performance, which necessarily will be affected by, and subject to, industry, market, economic and other factors. If necessary, we could choose to reduce our spending on capital projects and operating expenses to ensure we operate within the cash flow generated from our operations. We will not be able to predict or control many of these factors, such as economic conditions in the markets where we operate and competitive pressures.

Deferred Taxes

As of March 31, 2013, we had a net deferred tax liability of $2.9 million attributable to our Canadian operations. In the U.S., we had a Federal deferred tax asset of $100.0 million, all of which was fully offset by a valuation allowance. The recognition of the U.S. Federal deferred tax asset will not occur until such time that it is more likely than not that some portion or all of the U.S. Federal deferred tax asset will be realized. As of March 31, 2013, it was more likely than not that all of the U.S. Federal deferred tax asset will not be realized. Additionally, in the U.S., we had a state deferred tax asset of $730,000 of which $646,000 was offset by a valuation allowance. The remaining state deferred tax asset of $84,000 was recognized as it is more likely than not that the state deferred tax asset will be realized.

Off-Balance Sheet Transactions

Other than operating leases, we do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenue or expense, results of operations, liquidity, capital expenditures or capital resources.

Capital Expenditures

During the years ended December 31, 2010, 2011 and 2012, capital expenditures for seismic data and other property and equipment amounted to $72.3 million, $153.0 million and $192.6 million, respectively. During the three months ended March 31, 2013, capital expenditures for seismic data and other property and equipment amounted to $46.7 million. Our capital expenditures for the remainder of 2013 are presently estimated to be $122.7 million. The capital expenditures for these periods and the estimated capital expenditures for the remainder of 2013 are comprised of the following (in thousands):

	Year Ended December 31,			Three Months Ended March 31, 2013	Estimate for Remainder of 2013	Total Estimate for 2013
	2010	2011	2012
New data acquisition	$59,428	$137,737	$176,062	$41,809	$112,691	$154,500
Cash purchases and data processing	1,767	2,894	11,678	1,851	3,749	5,600
Non-monetary exchanges	10,545	10,215	3,376	2,716	4,684	7,400
Property and equipment and other	527	2,121	1,517	364	1,536	1,900

Total capital expenditures	72,267	152,967	192,633	46,740	122,660	169,400
Less: Non-monetary exchanges	(10,545)	(10,215)	(3,376)	(2,716)	(4,684)	(7,400)
Changes in working capital	(11,730)	(13,652)	(4,591)	(3,556)	—	(3,556)

Cash investment per statement of cash flows	$49,992	$129,100	$184,666	$40,468	$117,976	$158,444

Capital expenditures funded from operating cash flow are as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31, 2013	Estimate for Remainder of 2013	Total Estimate for 2013
	2010	2011	2012
Total capital expenditures	$72,267	$152,967	$192,633	$46,740	$122,660	$169,400
Less: Non-cash additions	(10,545)	(10,215)	(3,376)	(2,716)	(4,684)	(7,400)
Cash underwriting	(37,823)	(75,132)	(101,803)	(25,032)	(76,968)	(102,000)

Capital expenditures funded from operating cash flow	$23,899	$67,620	$87,454	$18,992	$41,008	$60,000

As of June 7, 2013, we had capital expenditure commitments related to data acquisition projects of approximately $83.9 million, of which we have obtained approximately $58.4 million of cash underwriting. We expect the majority of our $25.5 million committed net cash capital expenditures to be incurred in 2013.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

On March 20, 2013, we issued and sold the old notes to the initial purchasers in a private placement transaction exempt from the registration requirements of the Securities Act. The initial purchasers subsequently sold the old notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Because the old notes are subject to transfer restrictions, we, our guarantors and the initial purchasers in the March 2013 offering entered into a registration rights agreement dated March 20, 2013 under which we agreed, with respect to the old notes, to:

•	file a registration statement with the SEC, enabling holders to exchange the old notes for publicly registered exchange notes with substantially identical terms as the old notes;

•	use reasonable best efforts to cause the registration statement to be declared effective and consummate the exchange offer within 240 days after March 20, 2013; and

•

file a shelf registration statement for the resale of the old notes by the holders of the old notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

The Registration Statement is intended to satisfy our exchange offer obligations under the registration rights agreement.

Under existing interpretations of the SEC, the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents that:

•

it has no arrangement or understanding with any person to participate in the public distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the provisions of the Securities Act,

•

it is not an “affiliate” of the Issuer or any Guarantor, as defined in Rule 405 under the Securities Act, or if it is such an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•	if such Holder is not a broker-dealer, it is not engaged in, and does not intend to engage in, a public distribution of Exchange Notes, and

•

if such holder is a broker-dealer (a “Participating Broker-Dealer”) that will receive Exchange Notes for its own account in exchange for Notes acquired as a result of market-making or other trading activities, it will deliver a prospectus in connection with any resale of such Exchange Notes.

However, participating broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such new notes. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes, other than a resale of an unsold allotment from the original sale of the old notes, with this prospectus. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of such new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. Under the Registration Rights Agreement, if requested by a Participating Broker-Dealer, we are required to use our reasonable best efforts to keep the Exchange Offer Registration Statement continuously effective for a period of not longer than 180 days after the date on which such statement is declared effective to satisfy their prospectus delivery requirements. See “Plan of Distribution.”

Terms Of The Exchange Offer; Period For Tendering Old Notes

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the exchange offer), we will accept for exchange old notes which are properly tendered on or prior to the expiration date and not withdrawn as permitted below. The expiration date will be 5:00 p.m., New York City time, on August 7, 2013, unless extended by us in our sole discretion.

As of the date of this prospectus, $250,000,000 aggregate principal amount of the old notes are outstanding. Only a registered holder of the old notes (or such holder’s legal representative or attorney-in-fact) as reflected on the records of the trustee under the applicable indenture may participate in the exchange offer. There will be no fixed record date for determining registered holders of the old notes entitled to participate in the exchange offer. The old notes may be tendered only in integral multiples of $1,000. This prospectus, together with the letter of transmittal, is first being sent on or about July 10, 2013 to all holders of old notes known to us.

We shall be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes from us.

We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for any exchange of any old notes, by giving notice of such extension to the exchange agent and the holders of the old notes as described below. During any such extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

We expressly reserve the right, in our sole and absolute discretion:

•	to delay accepting any old notes;

•	to extend the exchange offer;

•	to terminate the exchange offer; and

•	to waive any condition or otherwise amend the terms of the exchange offer in any manner.

If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the eligible holders of old notes. Any delay in acceptance, extension, termination, amendment or waiver will be followed promptly by oral or written notice to the exchange agent and by making a public announcement of it, and the notice and announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the exchange offer was previously scheduled to expire. Subject to applicable law, we may make this public announcement by issuing a press release.

Holders of old notes do not have any appraisal or dissenters’ rights under the Delaware Corporation Law in connection with the exchange offer.

Procedures For Tendering Old Notes

Only a registered holder of old notes may tender such old notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile to the exchange agent at the address set forth below under “—Exchange Agent” for receipt prior to the expiration date. In addition, either:

•	certificates for such old notes must be received by the exchange agent along with the letter of transmittal;

•

a timely confirmation of a book-entry transfer of such old notes, if such procedure is available, into the exchange agent’s account at the depositary pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

•	the holder must comply with the guaranteed delivery procedures described below.

The tender by a holder which is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service, properly insured. If delivery is by mail, we recommend that you use registered mail, properly insured, with return requested. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send letters of transmittal or old notes to us. You may request your respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for you.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner’s behalf. If such beneficial owner wishes to tender on such owner’s own behalf, such owner must, prior to completing and executing the letter of transmittal and delivering such owner’s old notes, either make appropriate arrangements to register ownership of the old notes in such owner’s name or obtain a properly completed power of attorney from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution unless the old notes tendered pursuant thereto are tendered:

•	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instruction” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by an eligible institution. Eligible institutions include any firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, such old notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder’s name appears on such old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

The exchange agent and the depositary have confirmed that any financial institution that is a participant in the depositary’s system may utilize the depositary’s Automated Tender Offer Program to tender old notes.

All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered old notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or to not accept any particular old notes our acceptance of which might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to particular old notes either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

While we have no present plan to acquire any old notes which are not tendered in the exchange offer or to file a registration statement to permit resales of any old notes which are not tendered pursuant to the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as set forth below under “—Certain Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, each holder will represent to us in writing that, among other things:

•	the new notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial holder;

•	neither the holder nor any such beneficial holder has an arrangement or understanding with any person to participate in the distribution of new notes;

•

the holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act or is participating in the exchange offer for the purposes of distributing the new notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the new notes acquired by such person and cannot rely on the position of the staff of the SEC set forth in certain no-action letters;

•

the holder and any beneficial holder understands that a secondary resale transaction described in the third bullet point above and any resales of new notes obtained by such holder in exchange for old notes acquired by such holder directly from us should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the SEC; and

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of our company.

If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, the holder is required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such new notes. However, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Acceptance of Old Notes For Exchange; Delivery Of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date of the exchange offer, all old notes properly tendered, and will issue the new notes promptly after acceptance of the old notes. See “—Certain Conditions to the Exchange Offer” below. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral and written notice to the exchange agent. The new notes will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes, from March 20, 2013. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from March 20, 2013. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the exchange offer and will be deemed to have waived their rights to receive accrued interest on the old notes.

Return of Old Notes

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or non-exchanged old notes will be returned without expense to the tendering holder of such old notes (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the depositary pursuant to the book-entry transfer procedures described below, such old notes will be credited to an account maintained with the depositary) as promptly as practicable after the expiration of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at the depositary for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the depositary’s systems may make book-entry delivery of old notes by causing the depositary to transfer such old notes into the exchange agent’s account at the depositary in accordance with the depositary’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the depositary, the letter of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under “—Exchange Agent” on or prior to the expiration date or pursuant to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders who wish to tender their old notes and (i) whose old notes are not immediately available or (ii) who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and a duly executed letter of transmittal and notice of guaranteed delivery substantially in the form provided by us (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such old notes and the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificate(s) representing the old notes in proper form for transfer or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the certificates representing all tendered old notes in proper form for transfer or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to the expiration date.

To withdraw a tender of old notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth below, prior to the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn (including the certificate number or numbers and aggregate principal amount of such old notes);

•	where the certificates for old notes have been transmitted, specify the name in which such old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the depositary to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us in our sole discretion, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect thereto unless the old notes so withdrawn are validly retendered. Properly withdrawn old notes may be retendered by following one of the procedures described above at any time prior to the expiration date.

Certain Conditions To The Exchange Offer

Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes. We may terminate or amend the exchange offer if at any time before the acceptance of such old notes for exchange or the exchange of new notes for such old notes, we determine that:

•	the exchange offer does not comply with any applicable law or any applicable interpretation of the staff of the SEC;

•	we have not received all applicable governmental approvals; or

•	any actions or proceedings of any governmental agency or court exist which could materially impair our ability to consummate the exchange offer.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. In any such event we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

Deutsche Bank Trust Company Americas has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Mail, Overnight Mail or Courier:

DB Services Americas, Inc.

Attention: Reorg. Department

5022 Gate Parkway, Suite 200

Jacksonville, FL 32256

DB.Reorg@db.com

Fax: 615-866-3889

Information (877) 843-9767

Delivery other than as set forth above will not constitute a valid delivery.

Fees and Expenses

The expenses of soliciting tenders will be borne by us. The principal solicitation is being made by mail. However, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The expenses to be incurred in connection with the exchange offer will be paid by us. Such expenses include registration fees, fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the tender. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then any such transfer taxes, whether imposed on the registered holder or on any other person, will be payable by the holder or such other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The new notes will be recorded at the same carrying value as the old notes, which is the principal amount as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The debt issuance costs will be capitalized for accounting purposes and will be amortized over the term of the new notes.

Consequences Of Failure To Exchange; Resales Of New Notes

Participation in the exchange offer is voluntary. Holders of the old notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of those old notes as set forth in the legend thereon as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Old notes not exchanged pursuant to the exchange offer will continue to accrue interest at 9 1/2% per annum and will otherwise remain outstanding in accordance with their terms. Holders of old notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer.

Based on interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, we are of the view that new notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is our “affiliate” within the meaning of Rule 405 under the Securities Act or any broker-dealer that purchases notes from us to resell pursuant to Rule 144A or any other available exemption), without compliance with the registration and prospectus delivery provisions of the Securities Act. This is the case provided that such new notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement or understanding with any person to participate in the distribution of such new notes. If any holder has any arrangement or understanding with respect to the distribution of the new notes to be acquired pursuant to the exchange offer, such holder:

•	could not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

A broker-dealer who holds old notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be all “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such new notes.

The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the registration rights agreement, we have agreed to make this prospectus, as it may be amended or supplemented from time to time, available to broker-dealers for use in connection with any resale for a period of one year following the effective date. See “Plan of Distribution.”

We have not requested the staff of the SEC to consider the exchange offer in the context of a no-action letter, and there can be no assurance that the staff would take positions similar to those taken in the interpretive letters referred to above if we were to make such a no-action request.

In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdictions or an exemption from registration or qualification is available and is complied with. We have agreed, under the registration rights agreement and subject to specified limitations therein, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions in the United States as any selling holder of the notes reasonably requests in writing.

BUSINESS

Company Overview

We are a leading provider of onshore seismic data to the oil and gas industry in North America. We own an extensive library of proprietary onshore and offshore geological data that we have accumulated since our inception in 1982. We believe our data library is the largest three-dimensional (“3D”) onshore database available for licensing in North America and includes leading positions in oil- and liquids-rich unconventional plays.

As of June 7, 2013, we own 39,000 square miles of 3D onshore data, consisting of 25,950 U.S. square miles (67%) and 13,050 Canadian square miles (33%). We have a leading market position in key geographies that benefit from the ongoing growth in North American unconventional onshore oil and gas activity. Approximately 48.7% of our 3D onshore library is comprised of data located in unconventional plays, and currently we have an additional 1,350 square miles of 3D onshore data in progress in those areas. Since 2008, we have embarked upon a campaign to acquire data in key unconventional plays, including oil- and liquids-rich North American plays such as the Eagle Ford/Woodbine and Niobrara/Bakken, where we own a combined 8,100 square miles of 3D unconventional data. Our library also includes data in other oil- and liquids-rich plays including, in the U.S., Utica/Marcellus and Granite Wash (Panhandle Plays) and, in Canada, the Montney and Cardium. Recently, we began acquiring a new seismic data program in the Permian basin. Including data in progress, we have grown our 3D onshore unconventional library by 12.5% compounded annually since the beginning of 2008.

Our business model is to acquire data selectively in geological formations that we believe will support drilling from a variety of oil and gas producers over an extended period of time. We design and manage new surveys and license them to initial clients which typically fund a significant portion (approximately 50%—70%) of the total cost of each survey (referred to as “client underwriting”). We own 100% of the acquired data and license it to additional parties on a non-exclusive basis. Such resales are unlimited in both time and amount and require minimal incremental cash costs, leading to a rapid payback period on new investments of typically less than three years and high returns thereafter. Our long-lived, diverse data library built over three decades continues to provide value to our customers, with 52% of our 2012 3D onshore resale revenue coming from data over 5 years old, including resales of data from vintages as early as 1994.

We believe that we have low fixed costs and a highly flexible operating model, as we do not own any seismic survey equipment or directly employ field personnel. Instead, we outsource those functions by contracting with third-party specialists, as required, in various facets of the data acquisition process in order to complete surveys to expand our data library. We also use sales commissions to create incentives for our sales force while matching our costs to our achieved sales. We believe this business model provides enhanced flexibility, allowing us to optimize our level of investment for the market environment and resulting in substantially lower cash flow volatility by enabling us to respond quickly to changes in demand and shifts in client geographic focus.

We serve a market which includes over 1,600 companies in the oil and gas industry. Our customers include large independent and major integrated oil and gas companies, as well as small- and mid-cap exploration and production companies. The importance of geological data in the exploration and development process drives demand for data in our library. Specifically, our customers use seismic data to identify geographical areas where subsurface conditions are favorable for oil and gas exploration and to optimize development and production of oil and gas reserves. Seismic data provides valuable insight for operators, including a target zone’s thickness, as well as faulting pattern complexity, helping with the design of horizontal drilling programs and minimizing the potential for uneconomic wells.

We are a private company controlled by ValueAct and Centerbridge. Our 2012 Cash Sales and Cash EBITDA were $141.9 million and $115.3 million, respectively, and total revenue and Adjusted EBITDA were $240.5 million and $213.9 million, respectively. For the three months ended March 31, 2013, our Cash Sales and

Cash EBITDA were $23.9 million and $16.7 million, respectively, and total revenue and Adjusted EBITDA were $51.4 million and $44.1 million, respectively. See pages 17 to 21 for an explanation of Cash Sales, Cash EBITDA and Adjusted EBITDA.

We are incorporated under the laws of the State of Delaware. Our principal executive offices are in Houston, Texas.

Seismic Data

Oil and gas companies consider seismic data an essential tool in finding and exploiting hydrocarbons. Oil and gas companies use seismic data in oil and gas exploration and development efforts to increase the probability of drilling success. Further, seismic data analysis can increase recoveries of reserves from existing, mature oil fields by optimizing the drilling location of development wells and by revealing additional, or “stepout,” locations that would not otherwise be apparent. With the shift to unconventional plays, E&P companies now use seismic data in the unconventional plays as a development tool to better identify efficient drilling plans and maximize production by identifying and understanding a series of critical characteristics of the targeted resource. The cost of seismic data is less than 1% of the total cost of exploration for most projects, but provides substantial benefits to operators. 3D seismic data provides a graphic depiction of the earth’s subsurface from two horizontal dimensions and one vertical dimension, rendering a more detailed picture than two-dimensional (“2D”) data, which presents a cross-sectional view from one vertical and one horizontal dimension. The more comprehensive geophysical information provided by 3D surveys significantly enhances an interpreter’s ability to evaluate the probability of the existence and location of oil and gas deposits. However, the cost to create 3D seismic data is significantly more than the cost to create 2D seismic data. As a result, 2D data continues to be used by clients for preliminary, broad-scale exploration evaluation, as well as in determining the location and design of 3D surveys. 3D surveys can then be used for more detailed analysis to maximize actual drilling potential and success.

Although we amortize our seismic data over a maximum period of four years, much of our seismic data has continued to generate licensing revenue past the amortization period. Assuming the data is sampled and gathered adequately in the field recording phase, it is amenable to re-evaluation and re-presentation multiple times, using new or alternate processing techniques or updated knowledge of the Earth model.

Management believes the level of resales from various vintages of our investment in seismic data is useful in order to assess the resiliency and value of our seismic data library. Management considers estimated longevity of and foreseeable demand for data in determining whether to undertake new data acquisition projects. For the year ended December 31, 2012, resale revenue from 3D onshore data was recognized from net historical investments made in the indicated periods (in thousands):

	Resale Revenue	Percentage	Net Investment(1)	Percentage
Investments prior to 2008	$63,142	52%	$439,197	66%
Investments 2008 through 2012	58,150	48%	223,101	34%

Total 3D onshore	$121,292	100%	$662,298	100%

(1)	Net investment reflects total data cost less client underwriting before fair value adjustments resulting from the Merger.

The following table presents a reconciliation of resale revenue for 3D onshore to total revenue for the year ended December 31, 2012 (in thousands):

Total resale revenue—3D onshore	$121,292
Other revenue components:
Other resale revenue (principally 2D and offshore)	6,239
Acquisition underwriting revenue	107,254
Solutions and other revenue	5,673

Total revenue	$240,458

The following table presents a reconciliation of net historical investment for 3D onshore data (a non-GAAP financial measure) to net book value at December 31, 2012 (the most directly comparable GAAP financial measure) (in thousands):

Net historical investment in seismic data—3D onshore	$662,298
Add:
Acquisition underwriting revenue—3D onshore	694,780
Other seismic data investment (principally 2D and offshore)	384,803
Foreign currency translation	41,306
Seismic projects in progress	84,907
Fair value adjustment resulting from Merger	275,235
Less:
Historical impairment charges	(112,923)
Accumulated amortization (including historical amounts pre-Merger)	(1,850,289)

Net book value	$180,117

Data Library Overview

We believe our data library is the largest 3D onshore database available for licensing in North America. We have built our 3D onshore library over more than 20 years with over $1.5 billion in gross investments and we view our library as an asset that would be time- and cost-prohibitive for others to replicate. Approximately 48.7% of our 3D onshore library is comprised of data located in unconventional plays, and we currently have an additional 1,350 square miles of 3D onshore data in progress in those areas. We believe we are well positioned in oil- and liquids-rich plays such as the Eagle Ford/Woodbine, Niobrara/Bakken, Utica/Marcellus, Granite Wash (Panhandle Plays), Montney and Cardium with 19,000 miles of data in unconventional areas.

Our library also consists of data targeted at conventional plays and shot before we embarked on our current strategy of targeting data from unconventional plays. We also own a library of 3D offshore data covering parts of the shelf and certain deep water areas in the Western and Central U.S. Gulf of Mexico. In addition, we own or manage approximately 1.1 million linear miles of 2D data concentrated primarily in North America, both onshore and offshore.

The following table describes our 3D seismic data library, as of June 7, 2013:

3D Seismic library overview—as of June 7, 2013
	Completed surveys		Surveys in Progress
	Square miles(a)	% of total	Square miles(a)
Eagle Ford/Woodbine	5,500	11%	400
Niobrara/Bakken	2,600	5%	—
Haynesville	1,350	3%	—
Utica/Marcellus	750	2%	450
Granite Wash (Panhandle Plays)	650	1%	100
Permian Basin(b)	—	—	400
Conventional 3D	15,100	30%	—

Total U.S. onshore	25,950	52%	1,350

Montney	3,750	8%	—
Cardium	3,350	7%	—
Horn River	1,050	2%	—
Conventional 3D	4,900	10%	—

Total Canada	13,050	27%	—

Total onshore	39,000	79%	1,350

U.S. offshore	10,500	21%	—

Worldwide total	49,500	100%	1,350

(a)	Square miles reflect mileage net to our revenue interest.
(b)	Existing surveys in the Permian have not yet been reclassified from U.S. conventional 3D pending identification of the areal extent of the play.

The following chart depicts our unconventional 3D libraries by plays as a percentage of total square miles of unconventional 3D data, as of June 7, 2013:

Unconventional 3D library by play

19,000 square miles—unconventional onshore 3D data

Our data library is a highly valuable asset that has historically generated strong returns on capital. As of March 7, 2012, the appraised value of our data library was $467.0 million. Since then, we have committed approximately $60 million net investment and approximately $150 million gross investment towards acquiring approximately 2,800 square miles of additional data. The technical and informational usefulness of our data has generally not declined over time. Demand for data is driven by the level and location of customer exploration and development activity and not the age of the data. Because of our positioning in favorable geographies and the long life of the data, there is significant built-in potential for repeat licensing of data at little or no marginal cost. The existing library is highly defensible as the customer’s cost of licensing data is typically much lower than the cost of creating a new survey, thus there is little incentive for competitors to survey areas where we already have data.

Virtually all capital expenditures are additive to our library, as we have minimal true “maintenance” capital expenditure requirements. However, we estimate that approximately $25 million of net cash capital expenditures are required annually to offset declines in contribution from older data, depending on the areas in which customers are focusing their exploration and production activity. In 2012, we invested $87.5 million of net cash capital expenditures (defined as total capital expenditures net of client-funded cash underwriting and non-cash additions to the library) to grow our 3D data library and for 2013, our budgeted net cash capital expenditures are $60.0 million. We have $25.5 million net cash capital expenditures in our data acquisition backlog as of June 7, 2013. In 2012, we completed approximately 2,800 square miles of 3D data that was added to our library. In 2013, we expect to add approximately 2,400 square miles to our library, of which 1,800 had been added to our library as of June 7, 2013. See pages 17 and 19 for an explanation of net cash capital expenditures.

Onshore U.S. and Canada: Since 2008, our capital investment in both the U.S. and Canada has been focused on unconventional plays, initially in the shale gas areas and, since 2011, shifting towards oil- and liquids-rich objectives. These shifts in focus are made in accordance with the activity of our clients and our ability to serve them is an important component of our growth strategy.

The U.S. 3D onshore conventional sector of our seismic data library is mainly comprised of our Gulf Coast Texas and southern Louisiana/Mississippi components, which we began accumulating in 1993. We also have relatively small amounts of 3D seismic data in other areas, such as Alabama, California, Michigan, Northern Louisiana and West Texas, as well as an extensive 2D data library that continues to contribute to our licensing sales.

The Canadian 3D onshore conventional sector of our seismic data library is mainly comprised of data within the Western Canadian Basin, which we began accumulating in 1998. We also have an extensive 2D data library that continues to contribute to our licensing sales.

Offshore U.S. Gulf of Mexico: Our library of offshore data covers parts of the U.S. Gulf of Mexico shelf and certain deep water areas in the Western and Central U.S. Gulf of Mexico. We have accumulated our U.S. Gulf of Mexico 3D offshore data since 1993. Although we have not shot new offshore surveys since 2002, on occasion, we add offshore Gulf of Mexico data through non-monetary exchanges.

Data Library Growth

We regularly add to our library of seismic data by: (1) recording new data, (2) buying ownership of existing data for cash, (3) acquiring ownership of existing data through non-monetary exchanges or (4) creating new value-added products from data existing within our library.

Underwritten Data Acquisitions: We design and manage new seismic surveys that are specifically suited to the geology and environmental conditions of the area using the most appropriate technology available. Typically, one or more customers will underwrite or fund a significant portion of the direct cost in exchange for a license or licenses to use the resulting data. Under the terms of these licenses, the customers may occasionally have a limited exclusivity period. We consider the contracts signed up to the time we make a firm commitment to create the new seismic survey as underwriting or pre-funding. Any subsequent licensing of the data while it is in progress or once it is completed is considered a resale license. All of our data acquisition activity during 2012 occurred in unconventional plays, primarily the Eagle Ford/Woodbine in Texas, Utica/Marcellus in Pennsylvania and West Virginia, Niobrara in Colorado, Granite Wash (Panhandle Plays) in North Texas and Oklahoma, and both Montney and Cardium in Western Canada. All field work on these projects is outsourced to subcontractors. A significant percentage of the data processing for our U.S. projects is processed by our wholly-owned subsidiary Seitel Data Processing, Inc. Until 2012, all of the data processing for our Canadian projects had been outsourced to local subcontractors. In 2012, we formed an internal data processing group in Canada that began processing data acquired in Canada and will continue to undertake a high percentage of the processing work on our Canadian projects. We employ experienced geoscientists who design seismic programs and oversee field acquisition and data processing to ensure the quality and longevity of the data created.

Cash Purchases: We purchase data for cash from oil and gas companies, other seismic companies or financial investors in seismic data when opportunities arise and that meet our investment criteria.

Non-Monetary Exchanges: We grant our customers a non-exclusive license to selected data from our library in exchange for ownership of seismic data from the customer. The data that we receive is distinct from the data that is licensed to the customer. These transactions will tend to be for individual surveys or groups of surveys, rather than whole libraries. Occasionally, we also use non-monetary exchanges in conjunction with data acquisitions and cash purchases. In addition, we may receive advanced data processing services on selected existing data in exchange for a nonexclusive license to selected data from our library.

Value-Added Products: We create new products from existing seismic surveys in our library by extracting a variety of additional information from these surveys that was not readily apparent in the initial products. Opportunities to extract such additional information and create such additional products may result from information from secondary sources, alternative conclusions regarding the initial products and applying alternate or more complex processes to the initial products, or some combination of these factors. Additional products may include Pre-Stack Depth Migration volumes, Amplitude Versus Offset volumes, Complex Attribute volumes, and Rock Property volumes. Typically, one or more customers will underwrite a portion of the direct cost involved in these products in exchange for a license or licenses to use the resulting data. Under such licenses, the customers may have exclusive access to the newly acquired data for a limited term. After this limited term of exclusivity, the data is added to our library for licensing to the industry on a non-exclusive basis. Work on these projects may be performed by our internal processing groups, outsourced to specific specialists in the arena or conducted under an alliance with a particular specialist. We employ experienced geoscientists who design these value-added products and oversee the processing to ensure the quality and longevity of the data created.

Competitive Strengths

We believe we have the following competitive strengths:

Large and Diverse Data Library with Leading Market Position in Key Oil- and Gas-Producing Regions: We believe we have the largest 3D onshore seismic data library available for licensing in North America. Our 3D onshore library has been built through a gross investment of over $1.5 billion, over $700 million net of underwriting, since 1994. Our data covers a diverse range of oil- and gas-producing regions in the United States and Canada and we believe it provides us with leading positions in oil- and liquids-rich unconventional plays. As of June 7, 2013, we have 19,000 square miles of unconventional 3D onshore data, and all of our data acquisition backlog as of June 7, 2013 is directed to oil- and liquids-rich unconventional plays. We have grown our 3D onshore unconventional library by 12.5% compounded annually since the beginning of 2008, including surveys in progress. Moving forward, further development of existing plays, as well as exploration of new unconventional plays, including the Mowry, Point Pleasant and Woodbine in the U.S. and Duvernay in Canada, represent areas of key growth potential.

The size and coverage of our seismic data library enables us to capitalize on the favorable trends in the North American oil- and gas-exploration market. Our competitive advantage is driven by our ability to:

•	Successfully bid for new seismic surveys that are in our areas of focus as a result of our knowledge of data return characteristics for similar data in our existing library;

•	Creatively market our data library with an innovative strategy, which includes tailoring licenses to meet our clients’ needs;

•	Generate client trust by delivering surveys on time that meet oil and gas client requirements particularly those clients that are early participants; and

•	Retain and grow valuable client relationships.

Significant Market Opportunity: We believe we are positioned to benefit from the expected long-term growth in North American onshore oil and gas exploration and production activity. Because of their favorable production economics, unconventional plays have attracted substantial long-term investment from high quality E&P companies, including major oil companies, large independents and national oil companies. Seismic data is critical to oil and gas exploration and development in unconventional plays, since it provides a wealth of insight into the structure and properties of producing formations. Such insight enhances customers’ ability to design efficient and productive horizontal drilling programs.

Continued improvement in technology is expanding the size of producible formations in the unconventional plays and making previously undeveloped plays economically viable for production. Many of these areas have little to no 3D data available, setting the stage for long-term future demand for our services and growth of our data library. Furthermore, many of our top acquisition and resale customers are active in the growing and emerging unconventional plays, positioning us for new survey opportunities with existing customers. We believe we are well positioned to acquire new data selectively in emerging unconventional plays where there is limited existing data. We are able to utilize our proprietary information gathering tools, expertise, customer relationships and insights gained from licensing activity in the existing library to identify and select surveys that have attractive return potential. In addition, several major North American resource plays, including the Eagle Ford, have emerged in areas that were historically targets for conventional production of oil and gas. In such areas, our existing library of data has generated substantial customer demand and allowed us to identify adjacent areas for further data acquisition.

With one of the largest onshore seismic data libraries in the active North American oil and natural gas basins, we have an established competitive position within this growing market. Since 1994, we have invested approximately $1.8 billion to build our data library. Over 80% of this investment has been in 3D onshore data. We believe that the current replacement cost of our seismic library significantly exceeds our original investment, and that our broad geographic coverage and strong presence in the active North American onshore oil and gas basins, coupled with our domain expertise, creates significant barriers to replication and a defensible market position. We believe competitors will generally not shoot over areas already in our library because it is not economically viable to do so.

Multiple Revenue Opportunities Lead to Strong Returns on New and Existing Data: We derive revenue from the non-exclusive licensing of our data. Importantly, data within our library can be licensed on a non-exclusive basis multiple times over a span of many years. Several factors lead to multiple licensing of our data, which drives high returns on our investments over time. An area captured by a 3D survey may have multiple mineral holders within a particular stratigraphic layer, as well as vertically across layers. Also, new oil and gas field discoveries, new drilling technologies and pipeline and oil and gas infrastructure expansion can cause renewed exploration activity in a previously assessed surrounding area. Due to the capital intensive nature of developing unconventional plays, many oil and gas companies seek partners to share in the cost of development and these partners will often need to purchase licenses for their own use. In addition, merger and acquisition activity often requires re-licensing of data following a change in field ownership. Moreover, prospective developers and investors without mineral rights may seek our data.

Our payback on investments in unconventional plays has been very short and we have proven our ability to license onshore data for extended periods after creation. For the year ended December 31, 2012, 52% of total resale revenue for 3D onshore data came from data acquired before 2008, and we are still licensing data from 1994, our first 3D onshore vintage year. For new data, we have a rapid payback period of less than three years on average, with annual returns on investments averaging approximately 38% in the first three years of an investment.

Ability to Adjust Quickly to E&P Industry Cycles: Our variable operating structure allows us to curtail overhead costs quickly during cyclical downturns in the industry, and most of our capital expenditures are discretionary additions to our seismic data library with significant underwriting commitments from customers. During the downturn in 2008-2009, because we had no fixed overhead costs related to maintaining seismic equipment or crews and because of our commission-based, bonus-centric employee compensation structure, we were able to reduce cash operating expenses from $30.0 million to $20.9 million. Also from 2008-2009, we were able to react quickly to reduce net cash capital expenditures from $44.6 million to $17.5 million. In contrast to our business model, the majority of seismic companies own and operate seismic equipment and crews, creating fixed operating expenses and less flexible cost structures.

We operate with a low cost structure by maintaining an efficient base of assets and employees. We do not own seismic acquisition equipment or employ seismic acquisition crews, but engage, as required, third-party contractors with qualified equipment to shoot new data. In addition, the majority of our capital expenditures for data acquisitions are discretionary. We believe this minimizes ongoing capital requirements and results in substantially less volatility in cash flows by enabling us to respond quickly to changes in demand. In addition, the creation of new surveys provides cost-effective growth opportunities since we impose strict capital investment thresholds with targeted underwriting levels averaging 60% to 65% and typically do not start work on new acquisition programs without an underwriting commitment. On occasion, when our underwriting customer owns other attractive seismic data that we want to obtain, we may decide to take ownership in this data to cover part of the customer’s underwriting obligation. For the years 2012, 2011 and 2010, we achieved 61%, 56% and 68% average underwriting levels, respectively, for new seismic acquisition projects.

Seismic Data Has an Attractive Value Proposition Among Our Blue Chip Customer Base: Our data is critical to oil and gas exploration and development activity. Understanding geological structure maximizes production and returns on client investments; however, seismic data purchases represent a small fraction of total drilling and completion costs, generally less than 1%. Our customer base ranges from some of the largest independent oil companies in the world to small, single-basin E&P companies, with very little customer concentration. As we have grown our presence in unconventional plays, our customer base has shifted towards larger producers, which are better positioned to maintain a consistent seismic spending plan. In addition, our revenue stream remains highly diversified. No single customer accounted for more than 10% of revenue for 2010 or 2012, while in 2011 our top customer accounted for approximately 11% of revenue. Cumulatively over our three most recent fiscal years, our top customer represented 6.7% of our total revenue.

We serve a market which includes over 1,600 companies in the oil and gas industry and our customers range from small exploration and production companies and private prospecting individuals to large independent oil and gas companies and also include global oil and gas companies. We believe that the quality of our data, the breadth of its coverage in the major active onshore basins in North America, and our longstanding commitment to client service enables us to attract top-tier clients and maintain and grow existing client relationships. These relationships also create access to additional data surveys and sales opportunities.

Experienced Management Team: Our senior management team is comprised of individuals with an average of over 30 years of relevant experience. Robert Monson, our President and CEO, has over 28 years of industry experience, while Marcia Kendrick, our CFO, joined us in 1993 from Arthur Andersen and has over 22 years of industry experience. Kevin Callaghan, our Chief Operating Officer, joined Seitel in 1995 from Digicon Geophysical and has over 40 years of relevant industry experience. Our expertise is in the selection, design and management of seismic surveys. We also believe we maintain the largest sales and marketing group in the industry.

Corporate Strategy

Underwritten Data Acquisitions: We add data to our library primarily by contracting with third-party specialist service providers to create new subsurface geological data, which we design and own. Typically, one or more customers will underwrite or fund a significant portion of the direct cost of a seismic survey in exchange for a license or licenses to use the resulting data. The relatively high level of underwritten acquisition costs, approximately 50-70% of the cost of the survey, lowers our initial capital requirements and enhances our return on investment. We will maintain a disciplined return on investment approach to operating and capital expenditures. We only intend to pursue new acquisition projects if we believe that conditions exist for repeated licensing of the same data over an extended period of time. We typically seek significant underwriting commitments before undertaking new acquisition projects, as underwriting levels are generally a predictor of long-term demand for seismic data. We target an average of 60% to 65% underwriting level for all new seismic acquisition projects on an aggregate basis. For the years 2012, 2011 and 2010, we achieved 61%, 56% and 68% average underwriting levels, respectively, for new seismic acquisition projects. Additionally, when acquiring 3D surveys, we consider the proximity to 3D surveys already in the library. We believe that there is greater value in contiguous data, or reasonably close concentrations of surveys in a single area.

We own 100% of acquired data and license it to additional parties on a non-exclusive basis. Such resales are unlimited in both time and amount and require minimal incremental cash costs, leading to a rapid payback period on new investments of typically less than three years, with high returns thereafter. Our long-lived, diverse data library built over three decades continues to provide value to our customers, with 52% of our 2012 3D onshore resale revenue coming from data over five years old, including resales of data from vintages as early as 1994.

Provide Value to Customers through Deep Industry Knowledge and Technical Expertise: As a provider of multi-client data services, we deliver value to our clients through several aspects of our business. Our extensive expertise and local intelligence in designing and managing surveys is not generally available to our client base. We also create value-added products from the data in our library, primarily by applying complex imaging technology, such as complex depth imaging. These value-added products enhance the useful information that can be extracted from a given data set. As a large onshore data library owner, we have an existing data “footprint,” often providing further cost efficiencies and higher-quality data for new surveys. Clients are disposed to underwrite our surveys, as the cost to license multi-client data is significantly less than the cost to commission a proprietary survey. Finally, our clients maintain anonymity both within the local community and amongst competitors through contracting with us.

Continue to Grow and Increase Library Footprint in Unconventional Plays: We focus our data acquisition efforts on oil- and natural gas-producing areas that we believe are well suited to benefit from current and emerging trends in the E&P industry. In 2008, we began making strategic investments in unconventional plays which substantially contributed to our Cash Resales in 2010, 2011 and 2012. We have expertise and data in key unconventional plays including the Eagle Ford/Woodbine, Niobrara/Bakken, Utica/Marcellus, Granite Wash (Panhandle Plays), Montney and Cardium. We work closely with our customers to determine specific areas of interest and future investment and, when suitable, grow with them into emerging unconventional plays. We believe our leading position in many unconventional plays, compared with our competitors, positions us to continue to be the seismic data provider of choice in these plays. Including data in progress, we have grown our 3D onshore unconventional library by 12.5% compounded annually since the beginning of 2008, an average increase of 1,662 square miles per year.

Expand Library in a Disciplined and Cost-effective Way: The substantial majority of our library additions come from new seismic data creation. We also grow our data library through cash purchases of existing seismic data, non-monetary data exchanges and new, value-added products created from existing data. The decision to make capital investments is weighed against the estimated length of the payback period and projected return on capital. Additionally, when acquiring 3D surveys, we consider the proximity to 3D surveys already in our library, as we believe that there is greater value in contiguous data, or close concentrations of surveys in a single area. We believe the continued expansion of North American onshore oil and gas activity provides a substantial white space opportunity for new data acquisition, and we use proprietary information tools and apply our management expertise to select among our pipeline of new survey opportunities. We typically pursue a new acquisition project only if it has a significant underwriting commitment from our customers, and if we believe that conditions exist for repeated licensing of the data over an extended period of time. We are thorough in our evaluation of survey opportunities and are selective in adding prospective surveys to our pipeline and, therefore, not all surveys will meet our return requirements.

Leverage Internal Geophysical and Operations Management Expertise while Outsourcing Lower Margin Services: Our strong geophysical, technical and field operating management expertise is essential in maintaining our leadership through our ability to design surveys with attractive return potential and manage their creation. We will continue to outsource the non-core, fixed-cost intensive services, including surveying, permitting and data capture involving field equipment and crews. This strategy enables us to select vendors that we believe offer the best price, equipment and skill sets for a particular environment, geographical location or geophysical objective and provides us with access to state-of-the-art equipment and emerging technologies. We believe this operating model also gives us the flexibility to control costs to respond appropriately to changing market conditions, thus contributing to more stable performance.

Maintain a Strong Balance Sheet and Ample Liquidity: We believe a strong balance sheet and ample liquidity are critical elements to positioning the business for future growth, given the substantial market opportunity. We intend to fund data acquisitions with the cash flow generated from operations. As of March 31, 2013, we had total cash and cash equivalents of $25.5 million and a $30.0 million Credit Facility, subject to certain limitations on availability.

Industry Overview

Overview of Seismic Data: Oil and gas companies consider seismic data an essential tool in finding and exploiting hydrocarbons. Companies use seismic data in oil and gas exploration and development efforts to increase the probability of drilling success. Further, seismic data analysis can increase recoveries of reserves from existing, mature oil fields by optimizing the drilling location of development wells and by revealing additional, or “step-out,” locations that would not otherwise be apparent. Historically, seismic data was tied to exploration capital expenditures, which are significantly more volatile, as E&P companies used seismic data to increase the success rate of discovering hydrocarbon deposits. With the shift to unconventional plays, E&P companies now use seismic data in unconventional plays as a development tool to better identify efficient drilling plans and maximize production by identifying and understanding a series of critical characteristics of the targeted resource. Therefore, seismic data is increasingly tied to relatively stable development capital expenditures. The cost of seismic data is less than 1% of the total cost of drilling and completion for most projects, but provides substantial benefits to operators, including minimizing potential for uneconomic wells.

Drivers of Ongoing Demand for Seismic Data: There are many drivers which cause seismic data to be licensed repeatedly by different customers over a long time period, including fractured mineral positions, stratified mineral interests, partnerships, lease and option turnover, correlation to well analogs, commodity pricing, improvements in data processing techniques and developments in drilling and production technology.

Additionally, the explosion of activity in unconventional plays has generated opportunities for further resales of data that was created in the search for conventional resources. For example, in Texas, we have a number of surveys that were initially created for the Austin Chalk or the Central Edwards Reefs but are ideally positioned for Eagle Ford applications. Similarly, in British Columbia, our surveys in conventionally-directed areas later proved ideally positioned for applications in the Montney formation.

Increased M&A activity, including joint ventures, also generates increased licensing fees for seismic data providers. Licenses to seismic data are generally structured such that they do not transfer in the case of a change of control and they are not accessible to partners. Both circumstances require additional payments for new licenses.

Long-Term Growth Trend in North American Oil and Gas Production: The emergence of shale and other unconventional plays has brought about fundamental changes for the North American E&P industry, which we believe is driving a favorable long-term outlook for seismic data demand. Because of advancements in horizontal drilling and fracturing technologies, unconventional plays are more economically viable at lower commodity prices than most conventional basins in North America, which has led to a resurgence in North American production of oil and natural gas. According to Wall Street research, E&P spending in North America is expected to grow 6% compounded annually through 2016, having grown 7% compounded annually between 2006 and 2012.

The majority of land drilling activity in North America in 2012 was focused on areas with oil- and liquids-rich hydrocarbons, with oil directed rigs representing approximately 75% of the activity at the end of 2012. The focus on oil- and liquids-rich activity is expected to continue in 2013 in North America. Drilling activity in dry gas areas continues to be depressed until demand and gas prices strengthen.

The Energy Information Administration (“EIA”) expects a loosening of world oil markets over the next two years. Based on the EIA’s Short-Term Energy Outlook dated May 7, 2013, world oil consumption grew by an annual average of 0.7 million barrels per day in 2012. This growth is expected to increase to 0.9 million barrels per day in 2013 and 1.2 million barrels per day in 2014 due to a moderate global economic recovery. The EIA expects that global supply will increase by 0.6 million barrels per day in 2013 and 1.8 million barrels per day in 2014. The report states that most of this increase in supply will come from outside the Organization of the Petroleum Exporting Countries (OPEC), with North America accounting for much of the growth. Based on its May 7, 2013 report, the EIA predicts the price of West Texas Intermediate crude oil to average about $93 per barrel in 2013 and $92 per barrel in 2014, as compared to the average of $94 in 2012.

In this same report, the EIA projects that total U.S. natural gas consumption in 2013 and 2014 will be relatively unchanged from 2012. The EIA expects U.S. production growth to continue in 2013 and 2014, largely driven by onshore production in unconventional areas. The EIA expects natural gas working inventories to remain at high levels, after setting a record high in November 2012. The EIA predicts that natural gas spot prices will gradually rise but remain relatively low through 2014, with an average of $3.80 per million British thermal units (MMBtu) in 2013 and $4.00 per MMBtu in 2014 as compared to the average of $4.00 per MMBtu in 2011 and $2.75 per MMBtu in 2012.

Continued improvement in technology is expanding the size of producible formations in the unconventional plays and making previously undeveloped plays economically viable for production. There are multiple new unconventional plays emerging in North America which are becoming increasingly economical to develop.

Early activity in the unconventional plays was concentrated in shale gas areas such as the Barnett, Woodford and Fayetteville. Increased confidence in the industry’s ability to extract gas from unconventional plays such as these led to a dramatic increase in the number of exploration and production companies participating in new plays, such as the Eagle Ford, Haynesville, Marcellus, Southern Montney and Horn River. Strong oil and natural gas liquids prices, along with increased sophistication of simulation and extraction techniques drew industry attention towards oil-weighted unconventional plays, such as the Upper Eagle Ford/Woodbine, Utica, Niobrara/Bakken, Granite Wash (Panhandle Plays), Northern Montney and Cardium, with several additional plays emerging, including Mowry and Point Pleasant in the U.S. and Duvernay in Canada. Continued development of extraction techniques and increased geological understanding of the targets has also led to the expansion of the areal extent of the active unconventional plays as well as additional prospective plays. The area defined by these plays, along with the pace of defining additional ones presents a tremendous opportunity for creating new 3D seismic programs. The majority of the land on which these new plays are located has little to no 3D data available, which is expected to create significant demand over the mid- to long-term. Further exploration and development within known plays is also expected to generate demand for our existing library as well as for new surveys.

Seitel Uniquely Positioned to Benefit from Growth in North American Production: We believe the use of 3D seismic data will continue to be an important part of oil and gas companies’ exploration and development spending, as they are continually looking to reduce drilling risk, decrease oil and natural gas finding costs and increase the efficiencies of reservoir location, delineation, completion and management. In addition, we believe that seismic data is an essential component of oil and gas production activity in the unconventional plays. Seismic data can provide a wealth of insight into the targeted resource, including areal extent, depth, thickness, faulting patterns and a number of complex rock properties. Such insights enhance our customers’ ability to design efficient and productive horizontal drilling and fracking programs. Understanding these unique features is critical for our customers as they develop their horizontal drilling plans, which can result in lateral drilling that reaches over one mile in each direction.

The continued expansion of exploration and production activity in North America has revealed objectives in areas where little seismic data had previously existed, such as Utica/Marcellus, as well as areas where we had extensive existing data available, such as Eagle Ford/Woodbine and Montney. In either case, we have utilized our unique industry position to generate Cash Resales from existing data as well as acquire new, high-return surveys. Continued growth in North American production will enable us to generate further returns on our existing library as well as provide numerous opportunities for new data acquisition.

Licenses and Marketing

We actively market data from our library to customers under non-exclusive license agreements using a well-developed marketing strategy combined with strong geophysical expertise. Our licenses are generally non-assignable and typically provide that in the event of a change of control of a customer-licensee, the surviving entity must pay a fee to maintain a license for any data it seeks to continue to use and for which such entity previously did not have a license. We employ an experienced sales force and it is our operating philosophy to actively market our seismic library. Our team of dedicated marketing specialists seeks to maximize license sale opportunities and create innovative methods of contracting opportunities by monitoring petroleum industry exploration and development activities through close interaction with oil and gas companies on a daily basis.

Licenses generally are granted for cash, payable within 30 days of invoice, although we occasionally permit a customer to make an initial payment upon inception of the license followed by periodic payments over time, usually not more than 12 months. Some licenses provide for additional payments to us if the licensee acquires additional mineral leases, drills wells or achieves oil or gas production in the areas covered by the licensed data.

Fundamental to our business model is the concept that once seismic data is created it is owned by us and added to our library for licensing to customers in the oil and gas industry on a non-exclusive basis. Since the data is a long lived asset, such data can be licensed repeatedly and over an extended period of time to different customers at the same time.

Backlog

At June 7, 2013, we had capital expenditure commitments related to data creation projects of approximately $83.9 million, of which we have obtained approximately $58.4 million of underwriting. We anticipate that the majority of this backlog will be recognized in 2013. This is compared to capital expenditure commitments at May 9, 2012 of $128.8 million with underwriting of approximately $79.1 million.

Seitel Solutions

To support our seismic data licensing business and our clients, we maintain warehouse and electronic storage facilities at our Houston, Texas headquarters and our Calgary, Alberta location. Through our Solutions business unit, we offer the ability to access and interact with the seismic data we own and market via a standard web browser and the Internet. Using proprietary technology, we store, manage, access and deliver data, tapes and graphic cross-sections to our licensees. In addition, Solutions offers use of its proprietary display and inventory software to certain customers, and the use of its proprietary quality control software to the seismic brokerage community principally in Calgary, Alberta, Canada. We also offer data management services to select clients.

Customers

We market our seismic data to a varied customer base. Our customers include independent oil and gas companies, major integrated oil and gas companies and national oil companies, as well as small- and mid-cap exploration and production companies and private prospect-generating individuals. During the years ended December 31, 2012 and 2010, no one customer accounted for more than 10% of revenue. One customer accounted for approximately 11% of our revenue during the year ended December 31, 2011. We believe that the quality of our data, the breadth of its coverage in the major active North American basins and our longstanding commitment to client service enables us to attract top-tier clients. Because we do not acquire data speculatively, strategic relationships with our customers have been and will continue to be critical to our growth. We do not believe that the loss of any single customer would have a material adverse impact on our seismic business, cash flows or results of operations.

Competition

The creation and licensing of seismic data is competitive. Customers consider several factors, including location of data, price, technological expertise and reputation for quality and dependability, when choosing a service provider. There are a number of geophysical companies that create, market and license seismic data and maintain seismic data libraries. Rather than outsourcing their seismic data activities, some oil and gas companies create their own seismic data libraries, which they license to others. Our largest competitors, many of whom are engaged in acquiring seismic data, as well as maintaining a data library, are: CGG; Geokinetics, Inc.; Global Geophysical Services, Inc.; Pulse Seismic Inc.; Seismic Exchange, Inc. (a private company based in New Orleans, Louisiana); TGS Nopec; and WesternGeco. Many of our competitors have substantially larger revenues and resources than we do.

Regulation

Our operations are subject to a variety of federal, provincial, state, foreign and local laws and regulations, including environmental and health and safety laws. We invest financial and managerial resources to comply with these laws and related permit requirements. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. In addition, failure to timely obtain required permits may result in delays in acquiring new data for our data library or cause operating losses. Because these laws and our business may change from time to time, we cannot predict the future cost of complying with these laws, and expenditures to ensure our compliance could be material in the future.

Modification of existing laws or regulations or adoption of new laws or regulations limiting exploration or production activities by oil and gas companies could adversely affect us by reducing the demand for our seismic data. Specifically, hydraulic fracturing has become the subject of increased regulation due to public concerns that the practice may adversely affect drinking water supplies, increase emissions of perceived greenhouse gases, and/or adversely affect local communities. The adoption of legislation or regulations imposing reporting obligations or placing restrictions on hydraulic fracturing activities could burden operators and adversely affect the production of crude oil and natural gas, which would, in turn, adversely affect our revenues and results of operations by decreasing the demand for our seismic data and related services. For more information on hydraulic fracturing, see “Risk Factors” beginning on page 22.

Seasonality and Timing Factors

Our results of operations fluctuate from quarter to quarter due to a number of factors. Our results are influenced by oil and gas industry capital expenditure budgets and spending patterns. These budgets are not necessarily spent in equal or progressive increments during the year, with spending patterns affected by individual oil and gas company requirements as well as industry-wide conditions. In addition, under our revenue recognition policy, revenue recognition from data licensing contracts is dependent upon, among other things, when the customer selects the data or when the data becomes available for delivery. As a result, our seismic data revenue does not necessarily flow evenly or progressively during a year or from year to year. Although the majority of our data licensing transactions provide for fees to us of under $750,000 per transaction, occasionally a single data license transaction from our library, including those resulting from the merger and acquisition or property sales activity of our oil and gas customers, may be substantially larger. Such large license transactions, the completion and delivery of data or an unusually large number of, or reduction in, data selections by customers can materially impact our results during a quarter, creating an impression of a revenue trend that may not be repeated in subsequent periods. In our data creation activities, weather-related or other events outside our control may impact or delay surveys during any given quarter.

Employees

As of March 31, 2013, we and our subsidiaries had 126 full-time employees, including six executive officers, 18 marketing staff and 37 geotechnical staff. None of our employees are covered by collective bargaining agreements, and we consider our relationship with our employees to be good.

Raw Material and Proprietary Information

We are not dependent on any particular raw materials, patents, trademarks or copyrights for our business operations. Our seismic data library is proprietary confidential information, which is not generally available to the public and is subject to confidentiality agreements with our employees and customers. We believe that our seismic data library is also protected by common law copyright.

Properties

Our corporate headquarters are located at 10811 South Westview Circle Drive, Suite 100, Building C, Houston, Texas 77043, which also serves as administrative and financial offices, warehouse space and storage. We maintain domestic marketing offices in Denver, Colorado, Irving, Texas, New Orleans, Louisiana, and Oklahoma City, Oklahoma. We recently opened data processing and marketing offices in Pittsburgh, Pennsylvania. We also lease office and warehouse space in two separate locations in Calgary, Alberta, Canada, where our Canadian operations are headquartered. We consider our business facilities adequate and suitable for our present and anticipated future needs, but may seek to expand our facilities from time to time.

The following table sets forth the locations of our offices and warehouses, the approximate square footage of space we maintain at such locations, our use of such space and whether it is owned or leased by us:

Location	Approximate Square Footage	Use	Owned/ Leased
Houston, Texas	80,125	Administrative; Financial; Marketing; Operations; Warehouse	Leased
Denver, Colorado	1,506	Marketing	Leased
Irving, Texas	610	Marketing	Leased
New Orleans, Louisiana	364	Marketing	Leased
Oklahoma City, Oklahoma	234	Marketing	Leased
Pittsburgh, Pennsylvania	290	Marketing; Data Processing	Leased
Calgary, Alberta, Canada	14,909	Administrative; Financial; Marketing; Operations	Leased
Calgary, Alberta, Canada	42,985	Warehouse	Leased

Legal Proceedings

We are involved from time to time in ordinary, routine claims and lawsuits incidental to our business. In the opinion of management, uninsured losses, if any, resulting from the ultimate resolutions of these matters should not be material to our financial position, results of operations or cash flows. However, it is not possible to predict or determine the outcomes of the legal actions brought against us or by us, or to provide an estimate of all additional losses, if any, that may arise. At March 31, 2013, we have recorded the estimated amount of potential exposure we may have with respect to litigation and claims. Such amounts are not material to the financial statements.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age, and position of each person who is currently an executive officer or director of our company, as of June 7, 2013:

Name	Age	Position(s) held
Robert D. Monson	58	President, Chief Executive Officer and Director
Kevin P. Callaghan	60	Chief Operating Officer, Executive Vice President and Director
Marcia H. Kendrick	52	Chief Financial Officer, Executive Vice President, Assistant Secretary and Treasurer
JoAnn Lippman	60	General Counsel, Senior Vice President and Secretary
Stephen G. Hallows	59	Health Safety Security Environment & Sustainable Development Senior Vice President
David A. Richard	55	President-Olympic Seismic Ltd.
Randall A. Sides	46	President-Seitel Data, Ltd.
Allison A. Bennington	49	Director
Ryan M. Birtwell	30	Director
Dalton J. Boutte	58	Director
Kyle N. Cruz	37	Director
Jay H. Golding	68	Director
John E. Jackson	54	Director
Daniel R. Osnoss	31	Director
Gregory P. Spivy	44	Chairman of the Board of Directors

Robert D. Monson has been our President and Chief Executive Officer and one of our directors since December 15, 2004. He previously served as our Chief Financial Officer from May 10, 2004 until December 15, 2004 and served as Secretary from August 31, 2004 until December 15, 2004. Mr. Monson has over 25 years of experience in the oil and gas industry, including over 12 years in the international seismic industry. Prior to joining Seitel, he served in various capacities with Schlumberger Limited (“Schlumberger”), a New York Stock Exchange, Inc. listed company, since 1985. In his last position with Schlumberger, Mr. Monson served as business segment chief financial officer for Schlumberger Well Services and the worldwide controller for Oilfield Technology Centers. Prior to this, he served as worldwide director of human resources for financial personnel of Schlumberger Limited. From 1998 to 2000, he served as chief financial officer of Schlumberger Oilfield Services-UK. From 1985 to 1998, he served as either treasurer or controller to other Schlumberger entities, including assignments in the New York headquarters and various international locations. Since May 2011, Mr. Monson has also served on the board of Holdings. Mr. Monson’s qualifications to serve on our board of directors (the “Board”) include his long tenure as one of our directors, as well as his extensive background in the oil and gas industry and his many years of business experience.

Kevin P. Callaghan has been our Chief Operating Officer and Executive Vice President since June 2002 and one of our directors since January 2010. Since joining Seitel in 1995, Mr. Callaghan has held various positions with Seitel Data, Ltd. and Olympic Seismic, Ltd., both wholly-owned subsidiaries. He has been Executive Vice President of Seitel Data, Ltd. since May 2003 and has been Executive Vice President of Olympic Seismic Ltd. since December 2004. Before joining us, he spent 24 years in the seismic industry in various operational and managerial positions in several companies, including his last position as Vice President of North and South American Operations for Digicon Geophysical Corporation. He has been a director of Wandoo Energy LLC, a privately owned oil and gas prospecting company in which Seitel has a 20% ownership interest, since November 2005. Since May 2011, Mr. Callaghan has also served on the board of Holdings. Mr. Callaghan’s extensive seismic industry experience and his various operational and management positions bring valuable managerial and corporate governance skills to the full Board.

Marcia H. Kendrick, CPA, has been our Chief Financial Officer and Executive Vice President since October 2009, and our Treasurer since May 2005. She has been our Assistant Secretary since February 2012 and was Secretary from October 2009 to January 2012. She was our Chief Accounting Officer and Assistant Secretary from August 1993 to October 2009 and Senior Vice President from September 2001 to October 2009. Ms. Kendrick also served as our interim Chief Financial Officer from December 2004 to July 2005 and from June 2002 to May 2004. Prior to joining Seitel in 1993, she was employed by Arthur Andersen LLP, where her last position was Director of Finance and Administration.

JoAnn Lippman joined Seitel as its General Counsel, Senior Vice President and Secretary in February 2012, bringing to Seitel more than 25 years of legal experience and expertise. Prior to joining Seitel, Ms. Lippman served as General Counsel, Head of Legal Affairs-North America for CGG, a leading global seismic geophysical company, which she joined in 2006. Prior to going in-house, Ms. Lippman was in private practice from 1995 to 2006 with the law firm Haynes & Boone, LLP, which included Ms. Lippman and other members of Verner, Liipfert, Bernhard, McPherson and Hand, Chartered when the two firms partially merged in 2001.

Stephen G. Hallows joined Seitel in April 2013 as our Health Safety Security Environment & Sustainable Development Senior Vice President. For the past two years, Mr. Hallows has held the title of HSSE Specialist, Western Hemisphere at BP America Inc., Subsurface (“BP”), an oil and gas exploration company. Prior to joining BP, Mr. Hallows held a number of strategic health, safety and environmental (“HSE”) positions with CGGVeritas, now known as CGG, a leading global provider of seismic services. These positions included Group Senior Vice President, Sustainable Development and Health Safety Environment (SD & HSE) and Vice President QHSES. Prior to his 11 year tenure with CGG, Mr. Hallows served as Principal OHS Advisor for Santos Limited, an Australian hydrocarbon production company. Mr. Hallows’ international industry experience also includes service as a geophysical and HSE consultant/manager with hydrocarbon exploration companies including Geophysical Consultants Limited in Axminster, UK, and Geosource/Halliburton Geophysical Services.

David A. Richard has been President of Olympic Seismic Ltd. since July 2009. From June 2008 to July 2009, he was our Senior Vice President responsible for corporate business development activities in both the United States and Canada. Prior to joining us in June 2008, Mr. Richard was co-founder, President and Chief Executive Officer of FX Energy Ltd, a private junior oil and gas company, from 2005 to 2008. He was President and Chief Executive Officer of Kelman Technologies Inc., an oil and gas technology company which performs seismic data processing and data management services, from 1999 to 2005. In addition, Mr. Richard was Chief Executive Officer of IHS Energy Group, a global energy information and software company, from 1996 to 1999. Mr. Richard was a director of Boyd Exploration Consultants Ltd., a seismic interpretation and field operations consulting company, from June 2006 until September 2010, at which time it was sold.

Randall A. Sides has been President of Seitel Data, Ltd. since July 2009. He joined us in July 1996 as Manager of Onshore Operations for Seitel Data, Ltd. In November 2002, he was promoted to Vice President-Onshore Operations for Seitel Data, Ltd. and in January 2005 he was promoted to Senior Vice President-Operations for Seitel Data, Ltd. He was appointed President of Olympic Seismic Ltd. in May 2007, where he served until becoming president of Seitel Data, Ltd. Prior to joining Seitel, he was a geophysical analyst with Western Geophysical, Inc. from 1991 to 1996.

Allison A. Bennington has been one of our directors since January 2010 and one of Holdings’ directors since May 2011. She is the General Counsel and a Partner of VA Partners I, LLC (“VA Partners”), the General Partner of ValueAct. Ms. Bennington is a member of the Advisory Board of Harvard Law School’s Program on Corporate Governance. Prior to joining ValueAct in April 2004, Ms. Bennington was the General Counsel of Atriax, Ltd., a joint venture of Deutsche Bank, J.P. Morgan Chase, Citibank and Reuters that was formed to establish a global foreign exchange internet trading market. From January 1999 to May 2000, Ms. Bennington was a Managing Director of Robertson Stephens, a full service investment bank. Previous to joining Robertson Stephens, she was an associate, and then a partner in the London office of Brobeck Hale and Dorr International, where she specialized in cross-border mergers and acquisitions and corporate finance transactions. Ms. Bennington was with Brobeck Hale and Dorr International from January 1993 to November 1998. Before joining Brobeck Hale and Dorr International, Ms. Bennington was an Associate with Brobeck Phleger and Harrison in San Francisco from 1990 to 1993. Ms. Bennington’s qualifications to serve on our Board include her extensive background in legal and corporate matters.

Ryan M. Birtwell, CFA, has been one of our directors since January 2010 and one of Holdings’ directors since May 2011. He is a Partner at VA Partners, having joined in June 2004. He received a B.A. from Middlebury College in 2004 and is a CFA charterholder. Mr. Birtwell’s qualifications to serve on our Board include his extensive experience in the financial services industry, together with his background in advising portfolio companies of ValueAct Capital.

Dalton J. Boutte has been one of our directors and one of Holdings’ directors since July 2011. He retired from Schlumberger after 32 years of service. Mr. Boutte joined Schlumberger in 1980. Most recently, he was Executive Vice President from 2004 to 2010, and President of WesternGeco, Schlumberger’s seismic data services subsidiary, from 2003 to 2009. Prior to this, he was worldwide Vice President of Operations for Schlumberger’s Oilfield Services from 2001 to 2003 and President of Europe/Africa/CIS from 2000 to 2001. Mr. Boutte’s qualifications to serve on our Board include his extensive and varied experience in the seismic industry.

Kyle N. Cruz has been one of our directors and one of Holdings’ directors since May 2011. Mr. Cruz joined Centerbridge in 2007 and is a Senior Managing Director. He currently focuses on investments in the Industrials, Media, Telecom & Technology and Energy & Power sectors. Prior to joining Centerbridge, Mr. Cruz was a Vice President at Diamond Castle Holdings (“Diamond Castle”), a private equity firm founded by former senior professionals of DLJMB. Prior to Diamond Castle, Mr. Cruz had worked as an Associate at DLJMB and J.W. Childs Associates, a Boston-based private equity firm. Mr. Cruz began his career as an Analyst in the Mergers & Acquisitions department of Goldman Sachs. Mr. Cruz graduated Phi Beta Kappa from the University of Michigan where he earned a B.B.A., with high distinction, and received an M.B.A., with honors, from The Wharton School of the University of Pennsylvania, where he was a Palmer Scholar. Mr. Cruz serves on the Boards of Directors of Patriot Container Corp., Aquilex Holdings LLC, and Penhall Holding Company. Mr. Cruz’s qualifications to serve on our Board include his experience as a director of other companies, his advisory experience with Centerbridge Partners, L.P.’s investments as well as his extensive financial services industry experience generally.

Jay H. Golding has been one of our directors since April 2007 and one of Holdings’ directors since May 2011. He was also previously one of our directors from December 2004 until February 2007. Mr. Golding currently serves as President of Port Chester Industries, a privately held merchant banking entity. From 1981 to 1989, he served as either president or chairman and chief executive officer of Hi-Port Industries. Mr. Golding serves on the boards of multiple privately held companies and is a former director of publicly traded companies Sterling Electronics, Data Transmission Network Corp. and Falcon Oil & Gas. Mr. Golding serves on the board of the Congregation Beth Israel as well as other non-profit organizations. Mr. Golding’s qualifications to serve on our Board include his varied experience as a director on the boards of several private companies, his financial literacy and his extensive business experience in the financial industry.

John E. Jackson has been one of our directors since August 2007. Mr. Jackson has also served on the board of Holdings since May 2011. Mr. Jackson is currently President and Chief Executive Officer of Spartan Energy Partners, LP, a gas gathering, treating and processing company. Mr. Jackson was Chairman, Chief Executive Officer and President of Price Gregory Services, Inc., a pipeline-related infrastructure service provider in North America, from February 2008 until its sale in October of 2009. He became a director of Hanover Compressor Company (“Hanover”), now known as Exterran Holdings, Inc., in July 2004. Mr. Jackson served as Hanover’s President and Chief Executive Officer from October 2004 to August 2007 and as Chief Financial Officer from January 2002 to October 2004. Mr. Jackson has been a director of Select Energy Services, a privately owned total water management company for oil and gas companies, since January 2012. He also serves on the board of a non-profit organization. Mr. Jackson’s qualifications to serve on our Board include his many years as an executive and director with companies in the oil and gas industry and his in-depth knowledge of our business.

Daniel R. Osnoss has been one of our directors and one of Holdings’ directors since May 2011. Mr. Osnoss joined Centerbridge in 2009 and is a Principal. He focuses on investments in a variety of industry sectors. Prior to joining Centerbridge, Mr. Osnoss was an Associate at Berkshire Partners LLC (“Berkshire”), a private equity firm. Prior to Berkshire, he was an Investment Banking Analyst in the Leveraged Finance Group at Goldman Sachs. Mr. Osnoss graduated with a B.A. in Economics, summa cum laude, Phi Beta Kappa from Yale College in 2003. He received his M.B.A with distinction from the Harvard Business School . Mr. Osnoss serves on the Boards of Directors of Champion Enterprises Holdings, LLC, and Culligan Newco Ltd. Mr. Osnoss’ qualifications to serve on our Board include his extensive experience in the financial services industry, together with his advisory experience with Centerbridge Partners, L.P’s investments.

Gregory P. Spivy has been one of our directors since March 2006 and Chairman of the Board since October 2011. Mr. Spivy has also served on the board of Holdings since February 2007. He is a Partner of VA Partners, having joined in 2004. Mr. Spivy also currently serves as a director of KAR Auction Services, Inc. and formerly served as a director of MDS, Inc., PRA International and MSC Software Corp. Mr. Spivy’s qualifications to serve on our Board include his tenure as a director here, his experience as a director of other public and private corporations, his advisory experience with ValueAct Capital’s portfolio companies as well as his extensive financial services industry experience generally.

Committees of the Board of Directors

Compensation Committee

Although we are a privately owned company that is not required to have a formal compensation committee in place, our compensation decisions have been made by a committee consisting of two members of the Board, Messrs. Spivy and Cruz. This committee is empowered to review and approve the annual compensation and compensation structure of our executive officers and management compensation generally.

Audit Committee

We continue to have a standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act, of which Mr. Jackson is the chairman and Mr. Golding is a member. The audit committee reviews and monitors our financial reporting, external audits, internal control functions and compliance with laws and regulations that could have a significant effect on our financial condition or results of operations. In addition, the audit committee has the responsibility to consider and appoint, and to review fee arrangements with, our independent registered public accounting firm. Messrs. Jackson and Golding each qualify as an audit committee financial expert, within the meaning of Item 407(d)(5) of Regulation S-K promulgated by the SEC. Messrs. Jackson and Golding are each “independent” (as that term is defined in Section 303A of the New York Stock Exchange’s Listed Company Manual), and are each able to read and understand fundamental financial statements.

Code of Ethics

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and principal accounting officer or any person performing similar functions (the “Code of Ethics”). The Code of Ethics is available on the Corporate Governance page of our website at www.seitel.com/investor-relations/Pages/Corporate-Governance.aspx. If we ever were to amend or waive any provision of the Code of Ethics, we intend to satisfy our disclosure obligations with respect to any such waiver or amendment by posting such information on our internet website set forth above rather than by filing a Form 8-K.

Compensation Discussion and Analysis

Overview

The compensation committee of the Board (the “Committee”) is empowered to review and approve the annual compensation and compensation structure of our executive officers and management compensation generally. The Committee approves and recommends to the Board the compensation for all executive officers and does not delegate any of its functions to others. The Chief Executive Officer, however, makes recommendations to both the Committee and the Board with respect to the compensation of the Company’s senior management (other than with respect to the Chief Executive Officer).

The principal objectives of our compensation program are to provide an overall compensation package that will attract and retain the most highly qualified executives and provide incentives to create value for our stockholders. In 2012, the total compensation program for our executive officers consisted of five primary components: base salary, annual cash incentive bonuses, equity awards under the Seitel Holdings, Inc. 2012 Non-Qualified Stock Option Plan (the “Holdings 2012 Stock Option Plan”) and the Seitel Holdings, Inc. 2007 Non-Qualified Stock Option Plan, as amended (the “Holdings 2007 Stock Option Plan”), long-term cash incentive bonuses under the Long-Term Incentive Plan (the “LTIP”) and perquisites/personal benefits. While accounting treatment is considered when structuring the components of our compensation program, these considerations are secondary to the overall objectives of the compensation program described above.

The Committee does not engage in benchmarking or conduct peer group comparisons or studies in approving the compensation of our executive officers. In addition, the Committee did not engage a compensation consultant during 2012 to assist in determining appropriate levels of compensation. Instead, the type and amount of compensation paid to our executive officers is determined based on the extensive industry experience of the members of the Committee, with the goal of setting compensation at levels that are sufficient to attract and retain the most highly qualified executives who will help create shareholder value. In determining appropriate levels of compensation, the Committee may consider overall past compensation and incentives. Furthermore, the Committee does not target a specified percentage of compensation as short-term or long-term compensation, or cash or equity-based compensation.

The disclosure that follows relates to the compensation of our Chief Executive Officer, our Chief Financial Officer and our three highest compensated executive officers during 2012 other than our Chief Executive Officer and Chief Financial Officer. We refer to these individuals throughout the disclosure as our “named executive officers.” This disclosure contains statements regarding certain performance targets and goals we have used or may use to determine appropriate compensation. These targets and goals are disclosed in the limited context of our compensation program and should not be understood to be statements of management’s expectations or estimates of financial results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Risk Assessment

The Company has reviewed its compensation policies and practices for all employees and has concluded that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on the Company. We believe that our compensation policies and practices (x) provide an appropriate mix of short-term and long-term compensation and (y) promote a focus on strategic goals and long-term success, and therefore limit the incentive of our employees to take excessive risks.

Compensation Elements

As described above, during 2012, the compensation of our named executive officers consisted of five primary elements: base salary, annual cash incentive bonuses, equity awards, long-term cash incentive bonuses and perquisites/personal benefits. Each of these elements of compensation is described in detail below. 2012 base salaries and bonus opportunities for the named executive officers were determined pursuant to the terms of their employment agreements with the Company.

Base Salary

We believe that base salaries for named executive officers should adequately compensate them for their day-to-day work for us and should be set at levels that allow us to compete for, and retain, executive talent. During 2012, the base salaries for the named executive officers were determined in accordance with the terms of their employment agreements, which allows for increases by the Board or the Committee. The Committee continues to evaluate our named executive officers’ base salaries to ensure that they are competitive and that we are able to attract and retain talented executives. Effective as of January 1, 2013, the base salaries of the named executive officers were increased as follows: Mr. Monson from $648,900 to $668,000; Ms. Kendrick from $309,000 to $319,000; Mr. Callaghan from $482,040 to $497,000; Mr. Sides from $309,000 to $319,000; and Mr. Richard from $313,635 (CAD) to $323,000 (CAD). These increases were made in recognition of the named executive officers contributions to the Company, as well as to provide a cost-of-living increase to the named executive officers.

Annual Bonuses

We pay cash bonuses to our named executive officers pursuant to the terms and conditions of an annual incentive plan approved by the Committee. Under this plan, company-wide financial performance goals are pre-established and a named executive officer’s bonus is based on our performance in relation to these pre-established goals. Bonuses are based on a percentage of the executive’s base salary. If the target financial performance goal is achieved, the executive is entitled to a “target bonus.” If the maximum financial performance goal is achieved or exceeded, the executive is eligible to earn the “maximum bonus.” The percentages of base salary payable to each named executive officer with respect to 2012 performance under the “threshold bonus,” the “target bonus” and the “maximum bonus” are set forth in the table below.

Name	Threshold Bonus %	Target Bonus %	Maximum Bonus %
Mr. Monson	0%	100%	158%
Ms. Kendrick	0%	70%	110%
Mr. Callaghan	0%	80%	120%
Mr. Sides	0%	70%	110%
Mr. Richard	0%	70%	110%

The “target” and “maximum” bonus opportunities for Mr. Callaghan represent an increase from 2011 (70% and 110%, respectively) in recognition of his contributions to the Company.

For 2012, the Committee determined that the annual bonus for Messrs. Monson and Callaghan and Ms. Kendrick would be based on Cash EBITDA as defined and calculated under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Financial Measures, Cash EBITDA” before consideration of 2012 bonus expense (“Cash EBITDA before bonus”). The Committee determined that 50% of Mr. Sides’ annual bonus would be based on Cash EBITDA before bonus and 50% would be based on “U.S.” Cash EBITDA before bonus, a component of Cash EBITDA before bonus generated solely by our U.S. operations. The Committee determined that 50% of Mr. Richard’s annual bonus would be based on Cash EBITDA before bonus and 50% would be based on “Canadian” Cash EBITDA before bonus, a component of Cash EBITDA before bonus generated solely by our Canadian operations. In establishing these performance measures, the Committee determined that Cash EBITDA before bonus was an appropriate performance goal because it reflects the level of cash generated by the Company available for debt service and growing the business. The Committee determined that it was appropriate to base a portion of the annual bonus for Mr. Sides on U.S. Cash EBITDA before bonus because his job responsibilities are primarily directed towards the Company’s U.S. operations. The Committee determined that it was appropriate to base a portion of the annual bonus for Mr. Richard on Canadian Cash EBITDA before bonus because his job responsibilities are primarily directed towards the Company’s Canadian operations.

In determining the financial performance levels under the annual incentive plan, the Committee established a threshold, target and maximum level of performance for each performance goal. Where the level achieved under a financial performance goal falls between the threshold level and target or target and maximum level, the bonus is determined by interpolation (specifically, if performance exceeds target but is less than maximum, the bonus equals the target bonus, plus the product of (x) the difference between the maximum bonus and the target bonus and (y) a fraction, the numerator of which equals the excess of actual performance over target performance and the denominator of which equals the excess of the maximum performance goal over the target performance goal). No bonuses are payable with respect to a performance goal if the level of performance attained is below the threshold level. The chart below contains the threshold, target and maximum performance goals established by the Committee for 2012 under our annual incentive plan for each performance measure (in thousands):

Performance Measure	Threshold	Target	Maximum
Cash EBITDA before bonus	$112,000	$124,500	$137,000
U.S. Cash EBITDA before bonus	80,064	89,000	97,936
Canadian Cash EBITDA before bonus	31,936	35,500	39,064

During 2012, the Company achieved Cash EBITDA before bonus, U.S. Cash EBITDA before bonus and Canadian Cash EBITDA before bonus of $117.7 million, $88.3 million and $29.5 million, respectively. Accordingly, each of the named executive officers received the 2012 bonuses (in U.S. dollars) set forth in the “Summary Compensation Table” in the column entitled “Non-Equity Incentive Plan Compensation.” The bonuses for fiscal year 2012 were paid in February 2013.

Equity-Based Compensation

In May 2012, Holdings, our parent company, adopted the Holdings 2012 Stock Option Plan. The purpose of the Holdings 2012 Stock Option Plan is to provide incentives to present and future employees through the grant of common stock options. Each named executive officer received a grant of non-qualified stock options under the Holdings 2012 Stock Option Plan on May 1, 2012 at an exercise price of $258.37 per share as follows:

Name	Number of Options Granted
Mr. Monson	9,000
Ms. Kendrick	4,500
Mr. Callaghan	6,800
Mr. Sides	4,500
Mr. Richard	4,500

The options issued in 2012 under the Holdings 2012 Stock Option Plan provide for the options to be vested in three different tranches:

•

one-third of the total grant vests 20 percent on each anniversary of the grant date for five years provided the employee has provided continued service through the vesting date (the “Time-Based Portion”);

•	one-third of the total grant vests based on achieving the first level of shareholder return on investment (the “First Level Portion”); and

•	one-third of the total grant vests based on achieving the second level of shareholder return on investment (the “Second Level Portion”).

The First Level Portion will become vested based on ValueAct and certain of its affiliates and Centerbridge and certain of its affiliates realizing both (x) a 2x cash on cash (or equivalent) return on their investment in securities in Holdings (based on the value of such investment as of, and future investments made after, May 23, 2011) and (y) an internal rate of return with respect to their securities in Holdings since May 23, 2011 of at least

15%. If only one of ValueAct and its affiliates or Centerbridge and its affiliates achieves their cash on cash and internal rate of return goals, then the First Level Portion will vest in a percentage equal to the ownership interest of the applicable investor as of May 23, 2011. The Second Level Portion vests in the same manner as the First Level Portion, except that the cash on cash and internal rate of return goals are 2.5x and 20%, respectively.

As a condition to vesting with respect to the First Level Portion and the Second Level Portion, continued employment is required on the date on which the vesting determination is made (which is generally any date on which there is an inflow or outflow of cash in respect of securities held by ValueAct and certain of its affiliates or Centerbridge and certain of its affiliates). However, if the optionholder’s employment is terminated without cause, then a specified percentage of both the First Level Portion and the Second Level Portion will remain outstanding for six months following such termination and will be eligible to vest as if no termination of employment had occurred.

Generally, the vested portion of any such options will remain exercisable following termination of employment for (i) up to one year in the case of termination due to death or disability, (ii) up to 90 days in the case of a termination without cause and (iii) up to 30 days in the event of a voluntary termination by the optionee. Special post-termination exercise periods may apply with respect to the First Level Portion and the Second Level Portion. Furthermore, upon a termination of employment, common stock acquired upon the exercise of such options are subject to repurchase as provided in the Securities Holders Agreement.

Holdings also maintains the Holdings 2007 Stock Option Plan and the Holdings Amended and Restated 2008 Restricted Stock and Restricted Stock Units Plan (the “Holdings Restricted Stock Plan”). The Holdings Restricted Stock Plan was amended and restated in 2012 to make certain modifications to reflect changes to Holdings’ ownership structure and governing documents. Pursuant to the terms of these plans, our key employees and non-employee directors are eligible to receive awards of stock options, restricted stock and restricted stock units. No equity-based awards were granted to the named executive officers during 2012 under the Holdings 2007 Stock Option Plan or the Holdings Restricted Stock Plan.

See “Grants of Plan-Based Awards Table” below for more on the stock options granted under the Holdings 2012 Stock Option Plan.

Long-Term Incentive Bonuses

In 2011, we adopted the Long-Term Incentive Plan (“LTIP”), which was approved by the Board on January 31, 2011. Under the LTIP, our named executive officers, as well as other participants, were eligible to receive additional cash bonuses from a bonus pool based on the Company’s achievement of target levels of Cash EBITDA before bonuses related to the LTIP less net cash capital expenditures (“Fiscal Year Net Cash”) over a three year period. Although the LTIP was formally adopted in 2011, the LTIP and the applicable targets under the LTIP for the 2010 fiscal year were selected in 2010 prior to the formalization of the LTIP. In 2012, the Board suspended new awards under the LTIP because 2012 long-term compensation was granted to the named executive officers under the Holdings 2012 Stock Option Plan. However, the LTIP established for 2010 and 2011 remained in place, with payouts for the 2010-2012 performance period being made in January 2013 and payouts for the 2011-2013 performance period scheduled to be paid in 2014.

The bonus pool for each three-year bonus period under the LTIP equals 15% of the difference between the Company’s actual Fiscal Year Net Cash for the first year of the bonus period and the target Fiscal Year Net Cash for such year. Each participant’s bonus under the LTIP for a three-year bonus period equals the product of (x) the total bonus pool for such bonus period and (y) the ratio of the participant’s target bonus under our annual cash incentive plan for the first fiscal year of the bonus period to the aggregate target bonuses of all participants under our annual cash incentive plan for the first fiscal year of the bonus period, provided that each participant’s bonus for the three year bonus period is limited to his or her target bonus under our annual cash incentive plan for the first fiscal year of the bonus period.

One-third of the bonus, if any, determined as provided above for a three-year bonus period is earned immediately upon completion of the first year of the bonus period, one-third of such bonus is earned if the cumulative Fiscal Year Net Cash after the first two years of the bonus period equals or exceeds the cumulative target Fiscal Year Net Cash for such two-year period and one-third of such bonus is earned if the cumulative Fiscal Year Net Cash during the entire bonus period equals or exceeds the cumulative target Fiscal Year Net Cash for the entire bonus period. If the cumulative Fiscal Year Net Cash after two or three years does not equal or exceed target cumulative Fiscal Year Net Cash for years two or three of the bonus period, respectively, then the portion of the bonus scheduled to be earned for such period will be forfeited. Bonuses earned under the LTIP will be paid within 60 days following the end of the three year bonus period, provided that the participant remains employed on such date. If a participant in the LTIP is not employed on such date for any reason, the bonus applicable to such individual will be forfeited.

As described in our Annual Report on Form 10-K for the year ended December 31, 2010 (as amended), due to our 2010 performance, the bonus for each participant under the LTIP for the 2010-2012 bonus period was fully earned in 2010 (with payment having been made to the named executive officers in early 2013). Accordingly, no portion of the 2010-2012 bonus period LTIP was earned in 2011 or 2012.

The year one Fiscal Year Net Cash target under the LTIP for the three-year bonus period commencing in 2011 (the “2011 Plan Year”) was $32,640,000. The Company’s 2011 actual results exceeded the goal resulting in a bonus pool for eligible participants for the 2011 Plan Year of approximately $1,796,000. One-third of the bonus pool, or approximately $599,000, was earned in 2011 and will be paid during the first two months of 2014, subject to continued employment with the Company on such date. Because the Company’s cumulative actual Fiscal Year Net Cash for 2011-2012 was less than the pre-established cumulative target Fiscal Year Net Cash for 2011-2012, one-third of the bonus pool for the 2011 Plan Year, or approximately $599,000, was forfeited in 2012. The remaining one-third of the 2011 Plan Year bonus pool, or approximately $599,000, will be earned if the Company’s cumulative actual Fiscal Year Net Cash for 2011-2013 exceeds the pre-established cumulative target Fiscal Year Net Cash for 2011-2013.

Each named executive officer’s share of the 2011 Plan Year bonus pool, as well as the portion of such share (i) earned in 2011, (ii) forfeited during 2012 and (iii) eligible to be earned in 2013, is as follows:

Name	Share of 2011 Plan Year Bonus Pool	Bonus Earned in 2011	Forfeited Bonus in 2012	Bonus Available to be Earned in 2013
Mr. Monson	$500,796	$166,932	$166,932	$166,932
Ms. Kendrick	166,932	55,644	55,644	55,644
Mr. Callaghan	260,412	86,804	86,804	86,804
Mr. Sides	166,932	55,644	55,644	55,644
Mr. Richard	166,602	55,534	55,534	55,534

Other Benefits and Perquisites

All employees, including named executive officers, are eligible to participate in our health and welfare benefit programs and to participate in and receive employer matching contributions under our 401(k) plan in the U.S. or the Registered Retirement Savings Plan (“RRSP”) in Canada.

For 2012, we provided named executive officers with perquisites and other personal benefits that we and the Committee believed to be reasonable and consistent with the goal of enabling us to attract and retain highly qualified employees for key positions. The Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers.

Named executive officers were provided with company-paid life insurance. Mr. Richard also receives certain automobile related allowances.

Attributed costs of the personal benefits described above for the named executive officers for the fiscal year ended December 31, 2012, are included in the Summary Compensation Table below.

Employment and Severance Arrangements

Each of the named executive officers is party to an employment agreement with the Company that provides certain severance benefits in the event of a termination of the named executive officer’s employment in limited circumstances. The employment agreements with Ms. Kendrick and Messrs. Sides and Richard were entered into on February 15, 2012.

These employment agreements, including the severance provisions, are described below in “Potential Payments Upon Termination of Employment or Change in Control.”

In addition, each of our named executive officers is entitled to receive payment of his or her vested restricted stock units in the event of disability or any termination of employment, and is entitled to receive accelerated vesting of his or her unvested stock options other than those granted under the Holdings 2012 Stock Option Plan (those stock options not granted under the Holdings 2012 Stock Option Plan, the “Non-2012 Stock Options”) in the event of certain terminations of employment. For more on these arrangements, see “Potential Payments upon Termination of Employment or Change in Control” below.

IRS Limits on Deductibility

Our equity securities are not publicly held. Accordingly, Section 162(m) of the Internal Revenue Code, which limits the deductibility by publicly held corporations of certain compensation in excess of $1,000,000 paid to certain employees, does not apply to us and as a result, our compensation program is not structured to comply with it.

Compensation Committee Interlocks and Insider Participation

None of the current members of the Board serving on the Committee are or have been at any time one of the Company’s officers or employees. None of the Company’s executive officers currently serves, or have served during the last completed fiscal year, as a member of the compensation committee of an entity that has one or more executive officers serving as a member of the Board. Two of the Company’s executive officers, Mr. Monson and Mr. Callaghan, serve on the board of directors of Holdings, and Mr. Spivy, one of the members of the Board currently serving on the Committee, is the President and a director of Holdings.

Compensation Committee Report

The members of the Board currently serving as the Company’s compensation committee have reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, have recommended to the Board that the Compensation Discussion and Analysis be included in this report.

The Board members serving as the compensation committee:

Gregory P. Spivy

Kyle N. Cruz

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Robert D. Monson, President and Chief Executive Officer	2012	648,900	—		849,150	297,663	12,282	1,807,995
	2011	630,000	—		—	1,142,219	12,032	1,784,251
	2010	567,000	—		496,067	1,625,400	12,032	2,700,499

Marcia H. Kendrick, Chief Financial Officer and Executive Vice President	2012	309,000	—		424,575	99,221	11,802	844,598
	2011	297,083	75,000	(4)	—	375,894	11,552	759,529
	2010	295,000	—		313,686	531,000	11,552	1,151,238

Kevin P. Callaghan, Chief Operating Officer and Executive Vice President	2012	482,040	—		641,556	176,897	12,834	1,313,327
	2011	468,000	—		—	591,300	12,032	1,071,332
	2010	421,200	—		165,356	842,400	12,032	1,440,988

Randall A. Sides, President Seitel Data, Ltd.	2012	309,000	—		424,575	148,986	8,860	891,421
	2011	294,167	—		—	337,858	8,490	640,515
	2010	272,500	—		66,148	502,750	64,160	905,558

David A. Richard, President Olympic Seismic(5)	2012	313,823	—		424,575	50,385	19,286	808,069
	2011	308,855	—		—	391,874	19,444	720,173
	2010	274,881	—		55,186	430,119	18,531	778,717

(1)	These amounts represent the grant date fair value of stock options granted by Holdings during 2012 (as well as 2010 for Ms. Kendrick only) and the incremental compensation cost associated with the May 2010 stock option re-pricing, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 718. The grant date fair value and the incremental compensation cost of the options that vest only upon continued service were estimated using the Black-Scholes option pricing model. The grant date fair value of the portion of the options containing both a market and a service condition were valued by using the Monte Carlo simulation method. For a discussion of valuation assumptions, see “Note H—Stock-Based Compensation” in the Notes to the Consolidated Financial Statements for the year ended December 31, 2012 included elsewhere in this prospectus. The amounts disclosed in 2012 in the “Option Awards” column assume the maximum achievement of the performance goals under the 2012 stock options.
(2)	Includes (x) for 2012, 2011 and 2010, the performance-based cash bonus earned pursuant to the annual incentive plan and (y) for 2011 and 2010 the long-term incentive bonuses earned under the LTIP in 2010 and 2011, respectively. Under the LTIP, no portion of the bonus for the 2010-2012 bonus period was earned in 2011 or 2012 and no portion of the bonus for the 2011-2013 bonus period was earned in 2012.
(3)	See the table below, titled “Details of All Other Compensation” for details regarding the amounts reported in this column and see the discussion of perquisites and other personal benefits in the Compensation Discussion and Analysis section above for an explanation of these benefits.
(4)	Ms. Kendrick received a $75,000 discretionary cash bonus related to the successful completion of the May 2011 minority equity investment in Seitel by Centerbridge.
(5)	Mr. Richard’s salary, performance-based cash bonus pursuant to the annual incentive plan and “all other compensation” denominated in Canadian dollars were converted to U.S. dollars based on an average of the month-end exchange rates during the twelve months of 2012, 2011 and 2010 (as applicable). Option awards are in U.S. dollars and required no conversion. Mr. Richard’s long-term incentive bonus under the LTIP denominated in Canadian dollars was converted to U.S. dollars based on the year-end 2011 and 2010 exchange rates (as applicable).

Detail of All Other Compensation

Name	Life Insurance Premiums(1)	Automobile Related Allowances(1)	401(k) or RRSP Matching Contributions
Robert D. Monson	$1,032	$—	$11,250
Marcia H. Kendrick	552	—	11,250
Kevin P. Callaghan	1,584	—	11,250
Randall A. Sides	360	—	8,500
David A. Richard	—	11,781	7,505

(1)	Messrs. Monson, Callaghan and Sides and Ms. Kendrick were entitled to life insurance coverage during 2012 which, when combined with the $50,000 of minimum coverage the Company provided to all U.S. employees totaled $250,000. Accordingly, Messrs. Monson, Callaghan and Sides and Ms. Kendrick had $200,000 in supplemental life insurance protection during 2012. Mr. Richard, as well as all of the Company’s Canadian employees, was entitled to life insurance coverage equal to three times annual salary to a maximum of $200,000 (Canadian). In addition, Mr. Richard is entitled to an annual car and parking allowance in the amount of $11,773 (Canadian). The amounts reported in the table above for Mr. Richard were converted to U.S. dollars based on an average of the month-end exchange rates during the twelve months of 2012.

Grants of Plan-Based Awards Table

The following table represents the threshold, target and maximum bonus award that each named executive officer was eligible to earn in 2012 under the annual incentive plan and summarizes the grants of stock options during 2012 to the named executive officers under the Holdings 2012 Stock Option Plan:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Option Awards; Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date(2)	Threshold ($)(3)	Target ($)(3)	Maximum $(3)	Threshold (#)	Target (#)	Maximum (#)
Robert D. Monson		—	648,900	1,025,262
	5/1/2012				3,000	3,000	6,000		258.37	495,510
	5/1/2012							3,000	258.37	353,640

Marcia H. Kendrick		—	216,300	339,900
	5/1/2012				1,500	1,500	3,000		258.37	247,755
	5/1/2012							1,500	258.37	176,820

Kevin P. Callaghan		—	385,632	578,448
	5/1/2012				2,267	2,267	4,534		258.37	374,440
	5/1/2012							2,266	258.37	267,116

Randall A. Sides		—	216,300	339,900
	5/1/2012				1,500	1,500	3,000		258.37	247,755
	5/1/2012							1,500	258.37	176,820

David A. Richard(4)		—	219,676	345,205
	5/1/2012				1,500	1,500	3,000		258.37	247,755
	5/1/2012							1,500	258.37	176,820

(1)

The threshold, target and maximum amounts in these columns have been provided in accordance with Item 402(d) of Regulation S-K of the Exchange Act and show the range of potential payouts. With respect to the Equity Incentive Plan Awards columns, there is no threshold or target payout. However, the amounts disclosed in the

“Threshold” and “Target” columns represent the number of options that would be earned if only the first level of cash on cash and internal rate of return targets are achieved, and the amount disclosed in the “Maximum” column represents the number of options that would be earned if the second level of cash on cash and internal rate of return targets are achieved.
(2)	Only one equity award was granted to each named executive officer in 2012. However, for purposes of this table, each such award has been disclosed as two separate awards—one that becomes vested based on the passage of time and one that becomes earned based on the achievement of performance metrics.
(3)	Represents the range of payouts under the annual incentive plan as discussed in further detail in the “Compensation Discussion and Analysis.” The bonus amounts earned for 2012 are reflected in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”
(4)	Mr. Richard’s range of payouts under the annual incentive plan was converted to U.S. dollars based on an average of the month-end exchange rates during the twelve months of 2012.

Outstanding Equity Awards at Fiscal Year End Table

The following table summarizes certain information regarding option awards outstanding as of December 31, 2012 for each of the named executive officers:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unearned Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date
Robert D. Monson	32,787	—				193.13	02/15/2017
Robert D. Monson	—	3,000	(1)	6,000	(2)	258.37	05/01/2022
Marcia H. Kendrick	4,372	—				193.13	02/15/2017
Marcia H. Kendrick	2,625	2,625	(3)			193.13	05/03/2020
Marcia H. Kendrick	—	1,500	(1)	3,000	(2)	258.37	05/01/2022
Kevin P. Callaghan	10,929	—				193.13	02/15/2017
Kevin P. Callaghan	—	2,266	(1)	4,534	(2)	258.37	05/01/2022
Randall A. Sides	4,372	—				193.13	02/15/2017
Randall A. Sides	—	1,500	(1)	3,000	(2)	258.37	05/01/2022
David A. Richard	3,279	—				193.13	06/30/2018
David A. Richard	—	1,500	(1)	3,000	(2)	258.37	05/01/2022

(1)	The unexercisable options will vest and become exercisable in five equal increments on May 1, 2013; May 1, 2014; May 1, 2015; May 1, 2016 and May 1, 2017.
(2)	These options will become earned and vested based on the achievement of certain cash on cash and internal rate of return targets, as described above in the Section “Equity-Based Compensation.”
(3)	The unexercisable options will vest and become exercisable in two equal increments on May 3, 2013 and May 3, 2014.

Non-Qualified Deferred Compensation

Name	Aggregate Earnings in Last Fiscal Year	Aggregate Balance at Last Fiscal Year End(1)
Robert D. Monson	$—	$165,098
Marcia H. Kendrick	—	41,339
Kevin P. Callaghan	—	88,879
Randall A. Sides	—	49,607

(1)	The following portion of the amounts described in the “Aggregate Balance at Last FYE” column were reported in our Summary Compensation Table (2008) for the named executive officers: Mr. Monson - $164,862; Ms. Kendrick - $41,280; Mr. Callaghan - $88,752; and Mr. Sides - $49,536.

Holdings maintains the Holdings Restricted Stock Plan, pursuant to which it is authorized to grant restricted stock units to certain eligible individuals. In 2008, each of the named executive officers was granted a certain number of restricted stock units under the Holdings Restricted Stock Plan except for Mr. Richard whose employment with the Company began after the restricted stock units issuance. The value of those restricted stock units as of December 31, 2012 is set forth in the table above. Because there was no change in the value of the restricted stock units during 2012, no amount is reported in the “Aggregate Earnings in Last Fiscal Year” column above.

A restricted stock unit is not an actual share of Holdings’ common stock, and thus does not confer any shareholder rights on its holder. Rather, a restricted stock unit represents the right to receive one share of Holdings’ common stock on the settlement date, which is generally the earlier of a termination of employment, death, disability or a change in control. Following a grantee’s termination of employment, all shares of Holdings’ common stock received in settlement of restricted stock units are subject to Holdings’ repurchase right. Until restricted stock units are settled, they are credited to a book-keeping account and track the value of Holdings’ common stock. In addition, each time a dividend is declared on Holdings’ common stock, the Committee may credit each outstanding restricted stock unit with dividend equivalents that are deemed to be reinvested in restricted stock units. As of December 31, 2012, Messrs. Monson, Callaghan and Sides and Ms. Kendrick were credited with 639, 344, 192 and 160 restricted stock units, respectively.

For purposes of the restricted stock units, a “change in control” generally means (i) the acquisition by any person or group of more than 50% of the voting power of Holdings, (ii) a sale of more than 40% of Holdings’ assets during any period of 12 consecutive months or (iii) a change in the composition of a majority of the Board during any period of 12 consecutive months.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

In 2007, we entered into employment agreements with Messrs. Monson and Callaghan. In February 2012, we entered into employment agreements with Ms. Kendrick and Messrs. Sides and Richard. These employment agreements provide for certain payments upon termination of employment as described below. In addition, each of our named executive officers is entitled to receive payment of his or her restricted stock units upon a termination of employment, death, disability or a change in control, and is entitled to receive accelerated vesting of his or her Non-2012 Stock Options upon certain terminations of employment and upon a change in control. The amount that each named executive officer would have received with respect to his or her restricted stock units in the event of a termination of employment, death, disability or change in control, in any case, on December 31, 2012, is set forth in the “Aggregate Balance at Last FYE” column in the Non-Qualified Deferred Compensation Table above.

Robert D. Monson

On January 30, 2007, the Company entered into an employment agreement with Mr. Monson that was effective February 14, 2007. The agreement provides for Mr. Monson to continue as our President and Chief

Executive Officer for an initial term of two years with a mechanism providing automatic one-year extensions. The agreement provides an initial annual base salary of $600,000, subject to increase by the Board or the Committee, and an annual cash bonus of up to 158% of his base salary under the Company’s annual incentive plan. Under the agreement, Mr. Monson received options to purchase 3% of the then outstanding Holdings common stock. The options vested 25% annually.

Upon a termination without cause or a resignation by Mr. Monson with or without good reason following a change in control, Mr. Monson would be entitled to receive three times his base salary and target bonus payable in a lump sum, all of his Non-2012 Stock Options would immediately vest and he and his eligible dependents would continue to participate in group medical and dental plans for twelve months. Upon a termination without cause, or resignation by Mr. Monson for good reason prior to a change in control, he would receive two times his base salary plus target bonus payable in a lump sum, all of his Non-2012 Stock Options would immediately vest and he and his eligible dependents would continue to participate in group medical and dental plans for twelve months. Upon a termination of Mr. Monson’s employment for disability, he would be entitled to receive his base salary and annual bonus through the earlier of the end of the term of his employment agreement or one year, reduced by disability insurance payments, if any, received by him, and all of his unvested Non-2012 Stock Options would vest in full. Upon a termination of Mr. Monson’s employment for death, all of his unvested Non-2012 Stock Options would vest in full. Receipt of severance benefits is contingent upon the execution of a release of claims. Mr. Monson is also subject to non-competition and non-solicitation covenants for one year after termination.

In the event that payments and benefits payable upon a change in control subject Mr. Monson to a 20% excise tax under section 4999 of the Internal Revenue Code, Mr. Monson would receive a “gross-up” payment so that he receives the same amount after-taxes that he would have received had the excise tax not applied.

“Cause” is generally defined in Mr. Monson’s employment agreement as Mr. Monson’s (i) willful misconduct or gross negligence, (ii) breach of the employment agreement, (iii) failure to perform his duties, (iv) material violation of the Company’s Code of Business Conduct or other policies or procedures, (v) conviction of a felony or (vi) misconduct that injures the Company.

A “change in control” is generally defined in Mr. Monson’s employment agreement as (i) the acquisition by any person or entity of more than 50% of the voting stock of the Company, (ii) a change in the composition of a majority of the Board during any period of two consecutive years, (iii) a sale of all or substantially all of the Company’s assets, (iv) a merger or consolidation of the Company or (v) the Company or its stockholders approve a plan of liquidation or dissolution.

“Disability” is generally defined in Mr. Monson’s employment agreement as Mr. Monson’s inability to substantially perform his duties for a period of 90 days during any 12 month period.

“Good reason” is generally defined in Mr. Monson’s employment agreement as any of the following actions without Mr. Monson’s consent: (i) a material diminution in his title or duties, (ii) a reduction in his base salary, (iii) a change in his reporting structure, (iv) the relocation of his principal place of employment to a location that is more than 50 miles from his principal place of employment as of the date of the employment agreement or (v) the failure of the Company to extend his employment agreement.

Marcia H. Kendrick

On February 15, 2012, the Company entered into an employment agreement with Ms. Kendrick that was immediately effective. The agreement provides for Ms. Kendrick to continue as our Chief Financial Officer for an initial term of two years with a mechanism providing automatic one-year extensions. The agreement provided an initial annual base salary of $309,000, subject to increase by the Board or the Committee, and an annual cash bonus of up to 110% of her base salary under the Company’s annual incentive plan.

Upon a termination without cause prior to or following a change in control or a resignation by Ms. Kendrick with good reason following a change in control, Ms. Kendrick would be entitled to receive one times her base salary payable in a lump sum and all of her Non-2012 Stock Options would immediately vest. Upon a resignation by Ms. Kendrick for good reason prior to a change in control, she would receive one times her base salary payable in a lump sum. Upon a termination of Ms. Kendrick’s employment due to death, all of her Non-2012 Stock Options would immediately vest. Upon a termination of Ms. Kendrick’s employment for disability, she would be entitled to receive her base salary through the earlier of the end of the term of her employment agreement or one year, reduced by disability insurance payments, if any, received by her, and all of her Non-2012 Stock Options would immediately vest. In addition, Ms. Kendrick is entitled to a pro-rata bonus for the year of termination in the event of any termination of employment described in this paragraph; provided that in the case of termination due to disability, such bonus will not be prorated but will be reduced by disability insurance payments, if any, received by her. Receipt of severance benefits is contingent upon the execution of a release of claims. Ms. Kendrick is also subject to non-competition and non-solicitation covenants for one year after termination.

“Cause” is generally defined in Ms. Kendrick’s employment agreement as Ms. Kendrick’s (i) conviction of (or pleading nolo contendere to) a felony, crime of moral turpitude, or any crime involving the Company or its subsidiaries, (ii) willful or intentional misconduct or willful or gross neglect in connection with the performance of her duties to the Company or its subsidiaries, (iii) fraud, misappropriation or embezzlement, (iv) failure or refusal to substantially perform her duties properly assigned to her (other than any such failure resulting from her disability) after a demand for substantial performance is delivered by the Board specifically identifying the manner in which the Board believes she has not substantially performed such duties, and (v) breach in any material respect of the material terms and provisions of her employment agreement or any other agreement between her and the Company or any of its subsidiaries.

The term “change in control” generally has the same meaning in Ms. Kendrick’s employment agreement as it does in Mr. Monson’s employment agreement, as described above, except that certain transactions involving Centerbridge will not be considered for purposes of determining whether a change in control has occurred in Ms. Kendrick’s employment agreement.

“Disability” is generally defined in Ms. Kendrick’s employment agreement as Ms. Kendrick’s inability to perform her duties for a continuous period of 180 days, or periods amounting to 240 days during any 365-day period.

“Good reason” is generally defined in Ms. Kendrick’s employment agreement as any of the following actions without Ms. Kendrick’s consent: (i) assignment of duties materially inconsistent with a senior executive-level employee, (ii) a material reduction in her base salary other than a reduction that applies to similarly-situated senior executive-level employees, or (iii) the relocation of her principal place of employment to a location more than 100 miles from her then principal place of employment with the Company.

Kevin P. Callaghan

On January 30, 2007, the Company entered into an employment agreement with Mr. Callaghan that was effective February 14, 2007. The agreement provides for Mr. Callaghan to continue as our Chief Operating Officer for an initial term of two years with a mechanism providing automatic one-year extensions. The agreement provides an initial annual base salary of $446,000, subject to increase by the Board or the Committee, and an annual cash bonus of up to 110% of his base salary under the Company’s annual incentive plan. Effective January 1, 2012, his maximum annual cash bonus percentage was increased to 120% of his base salary. Under the agreement, Mr. Callaghan received options to purchase 1% of the then outstanding Holdings common stock. The options vested 25% annually.

Upon a termination without cause or a resignation by Mr. Callaghan for good reason before a change in control and upon a termination without cause or a resignation by Mr. Callaghan with or without good reason following a change in control, Mr. Callaghan would be entitled to receive two times his base salary payable in a lump sum, all of his Non-2012 Stock Options would immediately vest and he and his eligible dependents would continue to participate in group medical and dental plans for twelve months. Upon a termination of Mr. Callaghan’s employment for disability, he would be entitled to receive his base salary and annual bonus through the earlier of the end of the term of his employment agreement or one year, reduced by disability insurance payments, if any, received by him, and all of his unvested Non-2012 Stock Options would vest in full. Upon a termination of Mr. Callaghan’s employment for death, all of his unvested Non-2012 Stock Options would vest in full. Receipt of severance benefits is contingent upon the execution of a release of claims. Mr. Callaghan is also subject to non-competition and non-solicitation covenants for one year after termination.

The terms “cause,” “change in control,” “disability” and “good reason” generally have the same meanings in Mr. Callaghan’s employment agreement as they do in Mr. Monson’s employment agreement, as described above.

Randall A. Sides

On February 15, 2012, the Company entered into an employment agreement with Mr. Sides that was immediately effective. The agreement provides for Mr. Sides to continue as President of Seitel Data, Ltd. for an initial term of two years with a mechanism providing automatic one-year extensions. The agreement provides an initial annual base salary of $309,000, subject to increase by the Board or the Committee, and an annual cash bonus of up to 110% of his base salary under the Company’s annual incentive plan.

Upon a termination without cause prior to or following a change in control or a resignation by Mr. Sides with good reason following a change in control, Mr. Sides would be entitled to receive one times his base salary payable in a lump sum and all of his Non-2012 Stock Options would immediately vest. Upon a resignation by Mr. Sides for good reason prior to a change in control, he would receive one times his base salary payable in a lump sum. Upon a termination of Mr. Sides’ employment due to death, all of his Non-2012 Stock Options would immediately vest. Upon a termination of Mr. Sides’ employment for disability, he would be entitled to receive his base salary through the earlier of the end of the term of his employment agreement or one year, reduced by disability insurance payments, if any, received by him, and all of his Non-2012 Stock Options would immediately vest. In addition, Mr. Sides is entitled to a pro-rata bonus for the year of termination in the event of any termination of employment described in this paragraph; provided that in the case of termination due to disability, such bonus will not be prorated but will be reduced by disability insurance payments, if any, received by him. Receipt of severance benefits is contingent upon the execution of a release of claims. Mr. Sides is also subject to non-competition and non-solicitation covenants for one year after termination.

The terms “cause,” “change in control,” “disability” and “good reason” generally have the same meaning in Mr. Sides’ employment agreement as they do in Ms. Kendrick’s employment agreement, as described above.

David A. Richard

On February 15, 2012, the Company entered into an employment agreement with Mr. Richard that was immediately effective. The agreement provides for Mr. Richard to continue as President of Olympic Seismic Ltd. for an initial term of two years with a mechanism providing automatic one-year extensions. The agreement provides an initial annual base salary of $313,635 (Canadian), subject to increase by the Board or the Committee, and an annual cash bonus of up to 110% of his base salary under the Company’s annual incentive plan.

Upon a termination without cause prior to or following a change in control or a resignation by Mr. Richard with good reason following a change in control, Mr. Richard would be entitled to receive one times his base salary payable in a lump sum and all of his Non-2012 Stock Options would immediately vest. Upon a resignation by Mr. Richard for good reason prior to a change in control, he would receive one times his base salary payable in a lump sum. Upon a termination of Mr. Richard’s employment due to death, all of his Non-2012 Stock Options would immediately vest. Upon a termination of Mr. Richard’s employment for disability, he would be entitled to receive his base salary through the earlier of the end of the term of his employment agreement or one year, reduced by disability insurance payments, if any, received by him, and all of his Non-2012 Stock Options would immediately vest. In addition, Mr. Richard is entitled to a pro-rata bonus for the year of termination in the event of any termination of employment described in this paragraph; provided that in the case of termination due to disability, such bonus will not be prorated but will be reduced by disability insurance payments, if any, received by him. Receipt of severance benefits is contingent upon the execution of a release of claims. Mr. Richard is also subject to non-competition and non-solicitation covenants for one year after termination.

The terms “cause,” “change in control,” “disability” and “good reason” generally have the same meaning in Mr. Richard’s employment agreement as they do in Ms. Kendrick’s employment agreement, as described above.

The following tables set forth the cash and in-kind payments and benefits to which the named executive officers would be entitled under their employment agreements if their employment was terminated for the reasons set forth in the table as of December 31, 2012. Such table also includes the value that each named executive officer would receive upon the vesting of his or her unvested Non-2012 Stock Options, if any, upon a termination of employment or change in control.

Mr. Monson	Severance		Medical and Dental Benefits(1)	Supplemental Life Insurance Benefits(2)	280G Gross-Up	Total
Termination without Cause or for Good Reason, in either case, prior to a Change in Control	$2,595,600		$6,139	$—	$—	$2,601,739
Termination without Cause or with or without Good Reason, in either case, following a Change in Control	3,893,400		6,139	—	—	3,899,539
Death	—		—	200,000	—	200,000
Disability	118,320	(3)	—	—	—	118,320
Change in Control	—		—	—	—	—

Ms. Kendrick	Pro-Rata Termination Bonus(5)	Severance		Value of Accelerated Options(6)	Supplemental Life Insurance Benefits(2)	Total
Termination without Cause, prior to or following a Change in Control or for Good Reason, following a Change in Control	$99,221	$309,000		$171,255	$—	$579,476
Termination with Good Reason, prior to a Change in Control	99,221	309,000		—	—	408,221
Death	99,221	—		171,255	200,000	470,476
Disability	99,221	309,000	(3)	171,255	—	579,476
Change in Control	—	—		171,255	—	171,255

Mr. Callaghan	Severance		Medical and Dental Benefits(1)	Supplemental Life Insurance Benefits(2)	Total
Termination without Cause or for Good Reason, in either case, prior to a Change in Control; termination without Cause or with or without Good Reason, in either case, following a Change in Control	$964,080		$12,213	$—	$976,293
Death	—		—	200,000	200,000
Disability	82,367	(3)	—	—	82,367
Change in Control	—		—	—	—

Mr. Sides	Pro-Rata Termination Bonus(5)	Severance		Supplemental Life Insurance Benefits(2)	Total
Termination without Cause, prior to or following a Change in Control or for Good Reason, following a Change in Control	$148,986	$309,000		$—	$457,986
Termination with Good Reason, prior to a Change in Control	148,986	309,000		—	457,986
Death	148,986	—		200,000	348,986
Disability	148,986	309,000	(3)	—	457,986
Change in Control	—	—		—	—

Mr. Richard	Pro-Rata Termination Bonus(4),(5)	Severance(4)		Total
Termination without Cause, prior to or following a Change in Control or for Good Reason, following a Change in Control	$50,613	$315,243		$365,856
Termination with Good Reason, prior to a Change in Control	50,613	315,243		365,856
Death	50,613	—		50,613
Disability	50,613	315,243	(3)	365,856
Change in Control	—	—		—

(1)	For purposes of calculating the value of medical and dental benefits that may be received upon termination of employment, we have provided the Company’s cost of the coverage elected by the named executive officer as of December 31, 2012, less the employee’s required contribution for such coverage.
(2)	Represents supplemental life insurance benefits not made available to all U.S. employees.
(3)	Represents (x) continued base salary and annual bonus (based on 2012 actual cash bonus) through the end of the term of the employment agreements (February 14, 2013) for Messrs. Monson and Callaghan and (y) one year of continued base salary for Ms. Kendrick and Messrs. Sides and Richard. The actual amount to be paid would be reduced by disability insurance payments, if any.
(4)	Amounts set forth in this column were converted to U.S. dollars based on the year-end 2012 exchange rate.
(5)	Represents the named executive officers’ earned 2012 bonus under our annual incentive bonus plan.
(6)	Represents the estimated spread on Ms. Kendricks’ Non-2012 Stock Options as of December 31, 2012.

Director Compensation

The Company uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the board of directors. The Company sets director compensation at a level that reflects the amount of time and skill required of directors in performing their duties to the Company and to its shareholders. Directors who are employees receive no additional compensation for serving on the board of directors. Additionally, ValueAct and Centerbridge representatives receive no additional compensation for serving on the Board.

Except as provided above, non-employee members of the Board receive an annual cash retainer of $75,000 per year. The annual cash retainer is paid quarterly in arrears. No additional compensation is paid for serving as a chair or on any additional committees, or for attending Board or committee meetings.

Director Compensation Table

In 2012, we provided the following annual compensation to directors who are not employees:

Name	Fees Earned or Paid in Cash($)	Total($)
Allison A. Bennington	—	—
Ryan M. Birtwell	—	—
Dalton J. Boutte	75,000	75,000
Kyle N. Cruz	—	—
Jay H. Golding	75,000	75,000
John E. Jackson	75,000	75,000
Daniel R. Ossnoss	—	—
Gregory P. Spivy	—	—

The table below sets forth the grant date, expiration date, number of shares and exercise price for outstanding options held by directors as of December 31, 2012:

Name	Date of Grant	Number of Options Outstanding	Exercise Price	Expiration Date
Dalton J. Boutte	7/1/2011	1,000	$258.37	7/1/2021
Jay H. Golding	4/24/2007	641	193.13	4/24/2017
Jay H. Golding	6/30/2008	3,970	193.13	6/30/2018
John E. Jackson	8/1/2007	641	193.13	8/1/2017

Equity Compensation Plans

The table below provides information relating to Holdings’ equity compensation plans as of December 31, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)(1)
Equity compensation plans approved by security holders	130,787	$216.62	37,623
Equity compensation plans not approved by security holders	—	—	—

Total	130,787	$216.62	37,623

(1)	Of these securities, 9,859 could be issued as stock options under the Holdings 2007 Stock Option Plan, 5,105 could be issued as stock options under the Holdings 2012 Stock Option Plan and 22,659 could be issued as restricted stock or restricted stock units under the Holdings Restricted Stock Plan.

Equity compensation plans approved by Holdings’ stockholders include the Holdings 2007 Stock Option Plan, the Holdings 2012 Stock Option Plan and the Holdings Restricted Stock Plan. During 2012, we granted 2,000 non-qualified stock options under the Holdings 2007 Stock Option Plan with an exercise price of $258.37 per share. These options vest 25 percent on each anniversary of the grant date for four years provided continued service and will expire ten years from the grant date. Also during 2012, we granted 43,500 non-qualified stock options under the Holdings 2012 Option Plan with an exercise price of $258.37 per share. One-third of these options will vest 20 percent on each anniversary of the grant date for five years provided the employee has provided continued service; one-third of these options vests on achieving the first level of shareholder return on investment and one-third vests on achieving the second level of shareholder return on investment, with these events defined in the 2012 stock option agreements. All options expire ten years after the date of grant.

The securities issued in the transactions described above were deemed exempt from registration under the Securities Act in reliance upon Section 4(2) or Rule 701 of the Securities Act as transactions by an issuer not involving a public offering, or transactions pursuant to compensatory benefit plans and contracts relating to compensation. The employees and non-employee directors received the securities described above in exchange for the performance of services by them for us.

Relationship with Our Equity Sponsors

ValueAct and its affiliated funds, is a British Virgin Islands limited partnership whose general partner is VA Partners, a Delaware limited liability company. ValueAct concentrates on acquiring significant ownership stakes in a limited number of companies that it believes are fundamentally undervalued. ValueAct seeks to identify companies that are out of favor, or may be undergoing significant transition. Such companies may temporarily be mispriced for a variety of reasons, including poor business performance, perceived unfavorable industry conditions, poor corporate governance, changes in management or ownership, a relatively concentrated shareholder base, reorganizations, or other external factors. ValueAct is generally one of the largest independent shareholders at each of its core company investments and works in a constructive manner with management and/or the company’s board to implement strategies in an attempt to generate a return substantially independent of the market. ValueAct initially invested in our company in 2004 and increased its ownership various times during the period after its initial investment. ValueAct currently owns approximately 67.1% of the equity interests of Holdings.

Centerbridge is an SEC-registered investment advisor with approximately $19 billion in capital under management as of March 31, 2013. Centerbridge focuses on private equity and credit investments. The Centerbridge funds that are invested in our company are Delaware limited partnerships. Certain affiliated Centerbridge funds initially invested in our company in 2011. Centerbridge currently owns approximately 32.6% of the equity interests of Holdings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We are a wholly-owned subsidiary of Holdings and all of the capital stock of Holdings is owned by an investor group that includes ValueAct, Centerbridge, our management investors, our outside directors and certain former management investors and directors. The following table sets forth certain information regarding the beneficial ownership as of June 7, 2013 by (i) each person or entity who owns more than 5% of the outstanding securities of Holdings, (ii) each member of the Board and each of our named executive officers and (iii) all members of the Board and all of our executive officers as a group. To our knowledge, each of such stockholders has sole voting and investment power as to the stock shown unless otherwise noted. Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulation promulgated under the Exchange Act.

Name of Beneficial Owner	Number of Shares		Options(1)	Total	Percentage(2)
Greater than 5% Stockholders:
ValueAct Capital Master Fund, L.P	995,430	(3)	—	995,430	67.1%
Centerbridge Capital Partners, L.P.	483,803	(4)	—	483,803	32.6%
Named Executive Officers and Directors:
Robert D. Monson	1,115		33,387	34,502	2.3%
Kevin P. Callaghan	672		11,382	12,054	*
Marcia H. Kendrick	184		8,609	8,793	*
Jay H. Golding	641	(5)	4,611	5,252	*
Randall A. Sides	176		4,672	4,848	*
David A. Richard	—		3,579	3,579	*
John E. Jackson	513		641	1,154	*
Dalton J. Boutte	193		400	593	*
Allison A. Bennington	—		—	—	—
Ryan M. Birtwell	—		—	—	—
Kyle N. Cruz	—		—	—	—
Daniel R. Ossnoss	—		—	—	—
Gregory P. Spivy	—		—	—	—
Executive officers and directors as a group (15 persons)	3,494		68,197	71,691	4.62	%(6)

*	Indicates less than 1%.
(1)	Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days of June 7, 2013.
(2)	Based on 1,484,154 outstanding shares of Holdings as of June 7, 2013.
(3)	A total of 995,430 shares are owned directly by ValueAct Capital Master Fund, L.P. and may be deemed to be beneficially owned by (i) VA Partners I, LLC as General Partner of ValueAct Capital Master Fund L.P.; (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund, L.P.; (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P.; (iv) ValueAct Holdings, L.P. as the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC and as the majority owner of the membership interests of VA Partners I, LLC; and (v) ValueAct Holdings GP, LLC as General Partner of ValueAct Holdings, L.P. Jeffrey W. Ubben, George F. Hamel, Jr. and G. Mason Morfit are members of the Management Board of ValueAct Holdings GP, LLC and disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(4)	A total of 483,803 share are deemed beneficially owned by Centerbridge Capital Partners, L.P., including (i) 481,906 shares owned by Centerbridge Capital Partners II, L.P. and (ii) 1,897 shares owned by Centerbridge Capital Partners SBS II, L.P.
(5)	Shares held by Golding Brothers 1996 Partners, Ltd. Mr. Golding owns a 100% interest in the general partner of Golding Brothers 1996 Partners, Ltd. The limited partnership interests are 99% owned in trust for the benefit of lineal descendants of Mr. Golding with the remaining 1% owned by the general partner.
(6)	Includes options to purchase an aggregate of 68,197 shares of common stock that are currently exercisable or exercisable within 60 days of June 7, 2013.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has several written policies applicable to the review and approval of related party transactions. Pursuant to the Company’s Audit Committee Charter, the Audit Committee reviews reports and disclosures of insider and affiliated party transactions. The Company’s Code of Ethics and Business Conduct provides that no officer, director or employee of the Company or a family member of such officer, director or employee shall personally benefit, directly or indirectly, or derive any other personal gain from any business transaction or activity of the Company, except when the transaction or activity has been fully disclosed to and approved in writing by the Audit Committee.

Director Independence

Applying the New York Stock Exchange’s independence standard in Section 303A of the Listed Company Manual, Messrs. Boutte, Golding and Jackson each met the applicable independence standard. When making an independence determination, the Board endeavors to consider all relevant facts and circumstances.

Securities Holders Agreement

In May 2011, Centerbridge purchased a minority interest in Holdings (the “Minority Interest Purchase”). In connection with the Minority Interest Purchase, Holdings, ValueAct, Centerbridge and each of the named management investors entered into the Amended and Restated Securities Holders Agreement (the “Securities Holders Agreement”), which contains certain agreements described below with respect to the capital stock and corporate governance of Holdings.

Governance Provisions

The Securities Holders Agreement provides that each stockholder agrees that it shall take all action necessary to ensure that the board of directors of Holdings (the “Holdings Board”) is composed of ten directors.

The Securities Holders Agreement designates the initial members of the Holdings Board and provides that (A) while ValueAct’s ownership percentage in Holdings is greater than or equal to (i) 50%, ValueAct is entitled to designate five members of the Holdings Board (one of whom shall be the chairman of the Holdings Board and two of whom shall be individuals not employed by or affiliated with ValueAct or its affiliates or Holdings); (ii) 40% but less than 50%, ValueAct is entitled to designate four members of the Holdings Board (two of whom shall be individuals not employed by or affiliated with ValueAct or its affiliates or Holdings); (iii) 25% but less than 40%, ValueAct is entitled to designate three members of the Holdings Board (one of whom shall be an individual not employed by or affiliated with ValueAct or its affiliates or Holdings); (iv) 10% but less than 25%, ValueAct shall be entitled to designate two members of the Holdings Board; and (v) 5% but less than 10%, ValueAct shall be entitled to designate one member of the Holdings Board; (B) while Centerbridge’s ownership percentage in Holdings is greater than or equal to (i) 25%, Centerbridge is entitled to designate three members of the Holdings Board (one of whom shall be an individual not employed by or affiliated with Centerbridge or its affiliates or Holdings), provided that for so long as Centerbridge has not transferred any shares, Centerbridge shall be entitled to elect three members of the Holdings Board and clauses (ii) and (iii) of this clause (B) shall not apply; (ii) 10% but less than 25%, Centerbridge is entitled to designate two members of the Holdings Board; (iii) 5% but less than 10%, Centerbridge is entitled to designate one member of Holdings Board; and (C) the management investors as a group are entitled to designate two members of the Holdings Board, one of whom shall be the Chief Executive Officer of Holdings. The Securities Holders Agreement provides that each stockholder agrees that it will not vote any of its stock in favor of the removal of any member of the Holdings Board as designated above unless the stockholder entitled to designate such member of Holdings Board shall have consented to such removal in writing. The Securities Holders Agreement also provides that the Board shall consist of directors designated by the stockholders in proportion to their right to designate members of Holdings Board. No stockholder shall consent in writing or vote or cause to be voted any shares of Holdings common stock currently or in the future owned or controlled by it in favor of any amendment, repeal, modification, alteration or rescission of, or the adoption of any provision in the certificate of incorporation or bylaws of Holdings inconsistent with certain provisions of the Securities Holders Agreement unless the Holdings Board (including at least one member of the Holdings Board designated by Centerbridge) consents in writing thereto.

Pursuant to the Amended and Restated Certificate of Incorporation of Holdings filed on May 23, 2011, so long as ValueAct’s ownership percentage in Holdings is greater than or equal to 50%: (i) the chairman of the Holdings Board is entitled to cast three votes on every matter presented to the Holdings Board for consideration; (ii) each of the directors who are employed by or affiliated with ValueAct, its affiliates or Holdings, is entitled to cast two votes on every matter presented to the Holdings Board for consideration; and (iii) all other directors are entitled to cast one vote each on every matter presented to the Holdings Board for consideration.

Centerbridge has veto rights over certain material activities and transactions for so long as it maintains a 15% ownership percentage.

Approved Sale

So long as ValueAct ownership percentage in Holdings is greater than or equal to 50%, ValueAct shall have the right, by delivery of a written notice to Holdings and Centerbridge, to elect to require that Holdings be sold to a person or group that is not an affiliate of ValueAct, whether by merger, consolidation, sale of outstanding capital stock, sale of all or substantially all of its assets or otherwise, or consummate an initial public offering, in each case, if such transaction is effected prior to the fourth anniversary of the Minority Interest Purchase, certain financial conditions have been satisfied, and each stockholder will be obligated to consent to, vote for and raise no objections against, and will waive dissenters and appraisal rights (if any) with respect to, such approved sale, and, as applicable, will sell, exchange, redeem, agree to cancel or otherwise dispose of its securities, options, warrants or other rights relating to Holdings on the terms and conditions approved by ValueAct.

Requested Sale

Following the fifth anniversary of the Minority Interest Purchase, so long as Centerbridge and its affiliates own at least 50% of the common stock purchased in the Minority Interest Purchase, Centerbridge shall have the right, by delivery of a written notice to Holdings and ValueAct, to elect to require that Holdings be sold to a person or group that is not an affiliate of Centerbridge, whether by merger, consolidation, sale of outstanding capital stock, sale of all or substantially all of its assets or otherwise, or consummate an initial public offering, and each stockholder will be obligated to consent to, vote for and raise no objections against, and will waive dissenters and appraisal rights (if any) with respect to, such approved sale, and, as applicable, will sell, exchange, redeem, agree to cancel or otherwise dispose of its securities, options, warrants or other rights relating to Holdings on the terms and conditions approved by Centerbridge.

Right of First Offer

In the event that ValueAct or Centerbridge desires (i) to sell any common stock of Holdings to a third party or (ii) to cause Holdings to effect an Approved Sale or a Requested Sale (other than a public offering), as applicable, both of which are defined in the Securities Holders Agreement and described above, ValueAct or Centerbridge, as applicable, must provide the other party with the first opportunity to purchase such shares or acquire Holdings on the same terms and conditions applicable to the third party.

Call and Put Options

If a management investor of Holdings is no longer an employee or director, as applicable, of Holdings or any of its subsidiaries for any reason, all of the securities held by that management investor (whether held directly by the management investor or by one or more of his or her affiliates or permitted transferees, other than

Holdings, ValueAct or a ValueAct Affiliate, Centerbridge or a Centerbridge affiliate), will be subject to repurchase by ValueAct and Centerbridge, in the first instance, and Holdings, in the second instance, at their option, pursuant to certain terms and conditions set forth in the Securities Holders Agreement. If the repurchase option is not exercised with regard to all applicable securities consisting of common stock or other shares of capital stock of Holdings following a termination, then all, but not less than all, of such remaining securities consisting of common stock or other shares of capital stock of Holdings held by such management investor will be required to be repurchased by ValueAct and Centerbridge, on a pro-rata basis (based upon their respective ownership percentages in Holdings at the time of repurchase), if so elected by such holder (which option may only be exercised with respect to all such securities held by the holder), pursuant to certain terms and conditions set forth in the Securities Holders Agreement.

Tag-along rights

After the first anniversary of the Minority Interest Purchase, neither ValueAct nor Centerbridge nor their respective permitted transferees or assignees, shall sell or otherwise effect the transfer of any common stock or other securities of Holdings, in either one or a series of transactions, to a third-party other than a permitted transferee unless the other stockholders of Holdings at such time are offered an opportunity to participate ratably in such transaction on the same terms as are to be received by the selling stockholder.

Corporate Opportunity

To the fullest extent permitted by any applicable law, the doctrine of corporate opportunity, or any other analogous doctrine, does not apply with respect to ValueAct or Centerbridge or their respective affiliates or representatives, including any directors of Holdings designated by such persons with respect to their relationship with Holdings and its subsidiaries. ValueAct, Centerbridge and any of their respective representatives shall have the right to engage in business activities, whether or not in competition with Holdings, any of its subsidiaries or their respective business activities, without consulting any other stockholder, and ValueAct and Centerbridge do not have any obligation to any other stockholder with respect to any opportunity to acquire property or make investments at any time.

Transfer Restrictions

Generally, no stockholder or permitted transferee other than ValueAct and Centerbridge may transfer, other than in connection with a redemption of shares of common stock or securities of Holdings, unless such transfer is to a person approved in advance in writing by the Holdings Board, and such transfer complies with the notice and other covenants and representations requirements contained in the Securities Holders Agreement.

Each of Centerbridge and ValueAct may in certain circumstances without prior approval of the other, assign their rights under the Securities Holders Agreement in connection with certain material transfers of shares of common stock of Holdings.

Registration Rights Agreement

In connection with the Minority Interest Purchase, Holdings, ValueAct, Centerbridge and each of the management investors named therein entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which became effective upon consummation of the Minority Interest Purchase. Pursuant to the Registration Rights Agreement, if at any time after an initial public offering of Holdings common stock, Holdings proposes or is required to register any offer or sale of the common stock of Holdings under the Securities Act (subject to certain exceptions), Holdings shall give at least 30 days’ prior written notice to all holders of registrable securities. Upon written request by holders within 20 days of such notice, Holdings shall use its best efforts to effect the registration under the Securities Act of the offer and sale of all registrable securities which Holdings has been so requested to register by such security holders, to the extent required to permit the public distribution of such registrable securities subject to such requests and subject to customary cutback provisions; provided, however, that (i) if, any time after giving written notice of its intention to register the offer and sale of shares of common stock and prior to the effective date of the registration statement filed in connection with such registration, Holdings shall determine for any reason not to register the common stock of Holdings, Holdings shall give written notice of such determination to each holder of registrable securities and, thereupon, shall be relieved of its obligation to register any offer and sale of registrable securities in connection with such registration; (ii) if a registration undertaken shall involve an underwritten offering, any holder of registrable securities requesting to be included in such registration may elect, in writing at least 20 days prior to the effective date of the registration statement filed in connection with such registration, not to register the offer and sale of such holder’s registrable securities in connection with such registration; and (iii) if, at any time after a period of 180 days or a shorter period as specified in the Registration Rights Agreement, the sale of the securities has not been completed, Holdings may withdraw from the registration on a pro rata basis (based on the number of registrable securities requested by each holder of registrable securities to be subject to such registration) of the offer and sale of the registrable securities of which Holdings has been requested to register and which have not been sold.

Pursuant to the Registration Rights Agreement, after an initial public offering of Holdings common stock, each of ValueAct and Centerbridge, so long as it, together with its affiliates, holds at least 15% of the outstanding common stock of Holdings, is entitled to make a written request to Holdings for registration with the SEC under and in accordance with the provisions of the Securities Act of the offer and sale of all or a part of the registrable securities owned by it, subject to customary cutback provisions. Each of ValueAct and Centerbridge is entitled to three effective demand registrations, provided that Holdings shall not be required to effect a demand registration within 180 days of the effective date of any demand registration. Additionally, after completion of Holdings’ initial public offering, subject to the availability of a registration by Holdings on Form S-3 (or any successor form), each of ValueAct and Centerbridge, so long as it together with its affiliates holds at least 15% of the outstanding common stock of Holdings, has the right at any time, and from time to time, to request, in connection with the delivery of a demand registration request, that Holdings prepare and file with the SEC a “shelf” registration statement on the appropriate form for an offering to be made, covering the registrable securities requested to be included therein, on a continuous or delayed basis pursuant to Rule 415 under the Securities Act (or any successor rule or similar provision then in effect) in the manner or manners designed by ValueAct or Centerbridge, as applicable.

Employment Agreements

For a description of the terms of our employment agreements with Messrs. Monson, Callaghan, Sides and Richard and Ms. Kendrick, see “Executive Compensation—Potential Payments upon Termination of Employment or Change in Control.”

Advisory Agreement

In connection with the Minority Interest Purchase, ValueAct Capital Management, L.P. (“ValueAct Capital Management”), Centerbridge Advisors II, L.L.C. (“Centerbridge Advisors”), the Company and Holdings entered into an Amended and Restated Advisory Agreement (the “Advisory Agreement”), dated May 23, 2011, pursuant to which ValueAct Capital Management and Centerbridge Advisors may provide financial, advisory and consulting services to the Company. There are no minimum levels of service required to be provided pursuant to the Advisory Agreement. The services that may be provided include executive and management services, support and analysis of financing alternatives and assistance with various finance functions. In exchange for these services, Holdings, ValueAct Capital Management and Centerbridge Advisors will be reimbursed for all of their reasonable out-of-pocket expenses. None of Holdings, ValueAct Capital Management or Centerbridge Advisors are liable for any losses, liabilities or damages under the Advisory Agreement unless resulting from their gross negligence, willful misconduct or bad faith. The Advisory Agreement has an initial term of ten years and automatically renews for successive one-year terms, subject to termination by ValueAct Capital Management or

Centerbridge Advisors upon written notice 90 days prior to the expiration of the initial term or any extension thereof, in which case the Advisory Agreement shall terminate with respect to such requesting party only. The Advisory Agreement shall automatically terminate in its entirety upon the consummation of an initial public offering of Holdings and as to either ValueAct Capital Management or Centerbridge Advisors if such party’s ownership percentage in Holdings is less than 5%. The Advisory Agreement includes customary indemnification provisions in favor of ValueAct Capital Management and Centerbridge Advisors.

Other Related Party Transactions

Holdings does not maintain a cash account. Consequently, we make payments, as needed, on Holdings’ behalf for corporate expenditures such as taxes and share repurchases from employees who have left our employment and who held equity instruments in Holdings. In the quarter ended March 31, 2013 and the years ended December 31, 2012 and 2011, we made payments of approximately $246,000, $13,000 and $755,000 respectively on behalf of Holdings. We received $50,000 from Holdings in 2011 which was applied toward the outstanding balance. The balance due from Holdings as of March 31, 2013 and December 31, 2012 and 2011 was $1,120,000, $874,000 and $861,000, respectively.

We own 20% of Wandoo Energy LLC (“Wandoo”), a privately owned oil and gas prospecting company. We received $552,000, $67,000 and $40,000 in 2012, 2011 and 2010, respectively, in cash dividends from Wandoo. In 2011, we received $335,000 for a licensing agreement with Texoz E&P, Inc., a wholly owned subsidiary of Texon Petroleum Ltd. (“Texon”). Texon was formed in 2006 as a spinoff from Wandoo. We received shares and stock options in Texon in connection with its formation. As of December 31, 2012, we have sold all of Texon shares and stock options that had a strike price below market price prior to their expiration.

DESCRIPTION OF OTHER INDEBTEDNESS

The following description of some important terms of some of our indebtedness is not complete and does not contain all the information that may be important to you. For a more complete understanding of our indebtedness, we encourage you to obtain and read the agreements and documents governing this indebtedness, which we will provide to you upon your request. See “Where You Can Find More Information.”

Credit Facility

On May 25, 2011, we entered into the Credit Facility, which provides us with the ability to borrow up to $30.0 million. The Credit Facility provides a $30.0 million revolving credit facility with a Canadian sublimit of $5.0 million, subject to borrowing base limitations based on our seismic data assets and eligible accounts receivable, each as defined in the Credit Facility, calculated on a monthly basis. U.S. borrowings under the Credit Facility bear interest at a rate per annum equal to, at our option, either (a) the LIBOR rate plus 3.50% or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 1/2 of 1%, (ii) the three-month LIBOR rate plus 1% and (iii) the prime rate of Wells Fargo Bank, National Association, plus 2.50%. Canadian borrowings under the Credit Facility bear interest based on a Canadian base rate, as defined in the Credit Facility. In addition, we are required to pay an unused line fee of 0.50% per annum in respect of any unutilized commitments under the Credit Facility. The Credit Facility expires on May 25, 2016. The Credit Facility contains certain affirmative and negative covenants and requires that we maintain minimum excess availability (as defined in the Credit Facility) of $10.0 million or, if such excess availability is not maintained, then our fixed charge coverage ratio (as defined in the Credit Facility) may not be less than 1.00 to 1.00. As of March 31, 2013, no amounts were outstanding under the Credit Facility and there was $20.0 million of availability.

Note Payable

We are party to a note payable to a former executive with a remaining principal balance of $12,000 as of March 31, 2013, with payments of $6,000 per month being due until May 2013. The note is non-interest bearing and is guaranteed by Olympic Seismic Ltd.

DESCRIPTION OF THE NEW NOTES

In this Description of the New Notes, the term “Issuer” refers only to Seitel, Inc., and any successor obligor to Seitel, Inc. on the Notes, and not to any of its Subsidiaries.

The Issuer issued the old notes and will issue the new notes described in this prospectus under an Indenture, dated March 20, 2013 (the “Indenture”), among the Issuer, the Guarantors and Deutsche Bank Trust Company Americas as trustee (the “Trustee”). The old notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. The notes offered hereby are referred to in this prospectus as the “new notes.” The old notes and the new notes are referred to together as the “Notes.” The terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following is a summary of the material terms and provisions of the Notes. The following summary does not purport to be a complete description of the Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Indenture. You can find definitions of certain terms used in this description under the heading “—Certain Definitions.”

Principal, Maturity and Interest

The Notes will mature on April 15, 2019. The Notes will bear interest at the rate shown on the cover page of this prospectus, payable on April 15, and October 15 of each year, commencing on October 15, 2013, to Holders of record at the close of business on April 1 and October 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

The Notes will be issued in registered form, without coupons, and in denominations of $2,000 and integral multiples of $1,000.

An aggregate principal amount of Notes equal to $250.0 million is being issued in this offering. The Issuer may issue additional Notes having identical terms and conditions to the Notes being issued in this offering, except for issue date, issue price and first interest payment date, in an unlimited aggregate principal amount (the “Additional Notes”), subject to compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness”, and as a result, may not be fungible with or treated as the same issue as the Notes offered hereby for United States federal income tax purposes. Additional Notes may also have different CUSIP numbers. Any Additional Notes will be part of the same issue as the Notes being issued in this offering and will be treated as one class with the Notes being issued in this offering, including for purposes of voting and offers to purchase. For purposes of this “Description of the New Notes,” except for the covenant described under “—Certain Covenants—Limitation on Indebtedness,” references to the Notes include Additional Notes, if any.

Methods of Receiving Payments on the Notes

If a Holder has provided wire transfer instructions to the Issuer at least 10 Business Days prior to the applicable payment date, the Issuer will make all payments on such Holder’s Notes by wire transfer of immediately available funds to the account specified in those instructions. Otherwise, payments on the Notes will be made at the office or agency of the paying agent (the “Paying Agent”) and registrar (the “Registrar”) for the Notes within the City and State of New York unless the Issuer elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Ranking

The Notes will be general unsecured unsubordinated obligations of the Issuer. The Notes will rank senior in right of payment to all future obligations of the Issuer that, by their terms, are expressly subordinated in right of payment to the Notes and pari passu in right of payment with all existing and future unsecured obligations of the Issuer that are not so subordinated. Each Note Guarantee (as defined below) will be a general unsecured obligation of the Guarantor thereof and will rank senior in right of payment to all future obligations of such Guarantor that, by their terms, are expressly subordinated in right of payment to such Note Guarantee and pari passu in right of payment with all existing and future unsecured obligations of such Guarantor that are not so subordinated.

The Notes and each Note Guarantee will be effectively subordinated to secured Indebtedness of the Issuer and the applicable Guarantor to the extent of the value of the assets securing such Indebtedness. The Credit Agreement is secured by substantially all of the assets of the Issuer and its domestic and foreign Subsidiaries.

The Notes will also be structurally subordinated to all existing and future obligations, including Indebtedness, of any Unrestricted Subsidiaries and Foreign Subsidiaries, none of which will provide Note Guarantees. Claims of creditors of these Subsidiaries, including trade creditors, will generally have priority as to the assets of these Subsidiaries over the claims of the Issuer and the holders of the Issuer’s Indebtedness, including the Notes.

As of March 31, 2013, we and the Guarantors had approximately $253.0 million of total Indebtedness, $3.0 million of which was secured Indebtedness. In addition, as of such date, we and the Guarantors had $20.0 million of additional secured borrowing availability under the Credit Agreement. Although the Indenture will contain limitations on the amount of additional secured Indebtedness that the Issuer and the Restricted Subsidiaries may incur, under certain circumstances, the amount of this Indebtedness could be substantial. See “—Certain Covenants—Limitation on Indebtedness” and “—Limitation on Liens.”

Note Guarantees

The Issuer’s obligations under the Notes and the Indenture will be jointly and severally guaranteed (the “Note Guarantees”) by each existing and future Domestic Subsidiary that is a Wholly-Owned Restricted Subsidiary (other than Immaterial Subsidiaries) and guarantees U.S. Indebtedness under a Credit Facility (each, a “Guarantor”).

Not all of our Subsidiaries will guarantee the Notes. Unrestricted Subsidiaries, Foreign Subsidiaries and Subsidiaries that do not guarantee U.S. Indebtedness under a Credit Facility will not be Guarantors under the Indenture. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, these non-guarantor Subsidiaries will be required to pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us. The non-guarantor Subsidiaries generated $18.6 million, or 36% of our consolidated revenues and had net income of $2.3 million for the quarter ended March 31, 2013 and owned 41% of our consolidated assets as of March 31, 2013. As of March 31, 2013, our non-guarantor subsidiaries had $25.3 million of consolidated liabilities (excluding intercompany liabilities).

As of the date of the Indenture, all of our Subsidiaries (including Foreign Subsidiaries) except for Seitel LLC will be “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “Certain Covenants—Limitation on Designation of Unrestricted Subsidiaries,” the Issuer will be permitted to designate any of its Subsidiaries as “Unrestricted Subsidiaries.” The effect of designating a Subsidiary as an “Unrestricted Subsidiary” will be that:

•	an Unrestricted Subsidiary will not be subject to many of the restrictive covenants in the Indenture;

•

a Subsidiary that previously had been a Guarantor but which is subsequently designated an Unrestricted Subsidiary will be released from its Note Guarantee and its obligations under the Indenture and the Registration Rights Agreement; and

•

the assets, income, cash flows and other financial results of an Unrestricted Subsidiary will not be consolidated with those of the Issuer for purposes of calculating compliance with any of the restrictive covenants contained in the Indenture, including those relating to the incurrence of Indebtedness and those relating to the making of loans, investments, advances and the payment of dividends or other distributions.

The obligations of each Guarantor under its Note Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any guarantees under the Credit Agreement) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under U.S. federal or state law. Each Guarantor that makes a payment for distribution under its Note Guarantee is entitled to a contribution from each other Guarantor in a pro rata amount based on the percentage that the adjusted net assets of such Guarantor bears to the aggregate adjusted net assets of all Guarantors.

A Guarantor shall be released from its obligations under its Note Guarantee and its obligations under the Indenture and the Registration Rights Agreement:

(1) upon (a) a sale or other disposition (including by way of consolidation or merger) of the Equity Interests of such Guarantor or (b) the sale or disposition of all or substantially all the assets of the Guarantor, in the case of each of clauses (a) and (b) to a Person other than to the Issuer or a Restricted Subsidiary (and in the case of clause (b) provided that such Guarantor would not be required to continue to provide a Note Guarantee of the Notes as a result of being an Immaterial Subsidiary) and as otherwise permitted by the Indenture;

(2) if such Guarantor is designated as an Unrestricted Subsidiary or otherwise ceases to be a Restricted Subsidiary, in each case in accordance with the provisions of the Indenture, upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary, respectively;

(3) upon defeasance or discharge of the Notes, as provided in “—Defeasance” and “—Satisfaction and Discharge;”

(4) to the extent that such Guarantor becomes an Immaterial Subsidiary; or

(5) to the extent such Guarantor is also a guarantor or borrower of Indebtedness issued in the United States under a Credit Facility and, at the time of release of its Guarantee, has been released from its guarantee of, and all pledges and security, if any, granted in connection with such Credit Facility (except a release by or as a result of a payment thereon) and does not guarantee any Indebtedness of the Issuer or any of the other Guarantors.

Optional Redemption

Ordinary Redemption

The Issuer may redeem the Notes, in whole or in part, at any time on or after April 15, 2016. The redemption price for the Notes (expressed as a percentage of principal amount) will be as follows, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on April 15 of any year set forth below:

Year	Redemption Price
2016	104.750%
2017	102.375%
2018 and thereafter	100.000%

At any time prior to April 15, 2016, the Notes may also be redeemed by or on behalf of the Issuer, in whole, or in part, at the Issuer’s option (a “Make-Whole Redemption”), at a price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the date of redemption pursuant to such Make-Whole Redemption (the “Make-Whole Redemption Date”).

Redemption with Proceeds of Certain Equity Offerings

At any time prior to April 15, 2016, the Issuer may, on any one or more occasions, redeem up to 35% of the original aggregate principal amount of the Notes issued under the Indenture with the net cash proceeds of one or more Equity Offerings at a redemption price (expressed as a percentage of principal amount) of 109.500% of their principal amount plus accrued and unpaid interest to the redemption date; provided that not less than 65% of the original aggregate principal amount of the Notes originally issued on the Issue Date remains outstanding immediately after each such redemption and notice of any such redemption is mailed within 90 days of each such Equity Offering.

Selection and Notice of Redemption

Selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national security exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $2,000 or less shall be redeemed in part. Selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable or by lot, (subject to the procedures of The Depository Trust Company (“DTC”)), unless that method is otherwise prohibited.

Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the date of redemption to each Holder of Notes to be redeemed at its registered address. The notice of redemption that relates to that Note will state the portion of the principal amount of the Note to be redeemed. In the case of certificated Notes, a new Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the Holder of the Note upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuer has deposited with the Paying Agent for the Notes funds in satisfaction of the redemption price (including accrued and unpaid interest on the Notes to be redeemed) pursuant to the Indenture.

Any redemption and notice of redemption may, at the Issuer’s discretion, be subject to the satisfaction of one or more conditions precedent (including, in the case of a redemption related to an Equity Offering, the consummation of such Equity Offering).

Change of Control

Upon the occurrence of any Change of Control, unless the Issuer has previously or concurrently delivered a redemption notice with respect to all the outstanding Notes as described under “—Optional Redemption,” each Holder will have the right to require that the Issuer offer to purchase that Holder’s Notes for a cash price (the “Change of Control Purchase Price”) equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to but excluding the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following any Change of Control, the Issuer will mail, or cause to be mailed, to the Holders a notice (or deliver a notice pursuant to the procedures of the DTC):

(1) describing the transaction or transactions that constitute the Change of Control;

(2) offering to purchase, pursuant to the procedures required by the Indenture and described in the notice (a “Change of Control Offer”), on a date specified in the notice (which shall be a Business Day not earlier than 30 days nor later than 60 days from the date the notice is mailed) and for the Change of Control Purchase Price, all Notes properly tendered by such Holder pursuant to such Change of Control Offer; and

(3) describing the procedures that Holders must follow to accept the Change of Control Offer.

The Change of Control Offer is required to remain open for at least 20 Business Days or for such longer period as is required by law.

The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the date of purchase.

If a Change of Control Offer is made, there can be no assurance that the Issuer will have sufficient assets to satisfy the repayment of outstanding Indebtedness under the Credit Agreement and to pay for all or any of the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. The terms of the Credit Agreement deem a Change of Control as an event of default and also prohibit the consummation of a Change of Control. The terms of other agreements governing our future Indebtedness may contain similar provisions. Upon the occurrence of a Change of Control, we could seek to refinance the Indebtedness under the Credit Agreement or obtain a waiver from the lenders thereunder. We cannot assure you, however, that in the event of a Change of Control the Issuer will be able to obtain the consents necessary to consummate a Change of Control Offer from the lenders under agreements governing outstanding Indebtedness, including the Credit Agreement, which may prohibit the offer or refinance our Indebtedness on commercially reasonable or other terms acceptable to us, if at all.

The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable to the transaction giving rise to the Change of Control. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Issuer purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Issuer’s obligation to make a Change of Control Offer will be satisfied if a third party makes the Change of Control Offer in the manner and at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

With respect to any disposition of assets, the phrase “all or substantially all” as used in the Indenture (including as set forth under the definition of “Change of Control” and “—Certain Covenants—Limitation on Mergers, Consolidations, Etc.” below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders have the right to require the Issuer to purchase Notes.

The Issuer will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue of this compliance.

Certain Covenants

Overview

In the Indenture, the Issuer will agree to covenants that limit its and its Restricted Subsidiaries’ ability, among other things, to:

•	incur additional Indebtedness and issue certain preferred stock;

•	pay certain dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

•	place limitations on distributions from Restricted Subsidiaries;

•	issue or sell capital stock of Restricted Subsidiaries;

•	guarantee indebtedness;

•	sell or exchange assets;

•	enter into transactions with affiliates;

•	create certain liens;

•	engage in unrelated businesses; and

•	consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries on a consolidated basis.

Covenant Suspension

During any period of time (the “Suspension Period”) that the Notes have Investment Grade Ratings from the Required Rating Agencies, the Issuer and the Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

•	“—Limitation on Indebtedness,”

•	“—Limitation on Layering Indebtedness,”

•	“—Limitation on Restricted Payments,”

•	“—Limitation on Dividend and Other Restrictions Affecting Restricted Subsidiaries,”

•	“—Limitation on Transactions with Affiliates,”

•	“—Limitation on Asset Sales,” and

•	Clause (3) of the first paragraph and the fourth paragraph of “—Limitation on Mergers, Consolidations, Etc.,”

(collectively, the “Suspended Covenants”). In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence and, subsequently, a Required Rating Agency withdraws its rating or downgrades the rating assigned to the Notes so that the Notes no longer have Investment Grade Ratings from the Required Rating Agencies, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to any incurrences, actions or other events undertaken by the Issuer or any Restricted Subsidiary from that time forward, and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal or downgrade will be calculated in accordance with the terms of the covenant described below under “—Limitation on Restricted Payments” as though such covenant had been in effect during the entire period of time from the Issue Date. No Default, Event of Default or breach of any kind shall be deemed to exist under the Indenture, the Notes or the Note Guarantees with respect to the Suspended Covenants based on, and neither the

Issuer nor any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period, or any actions taken at any time pursuant to any contractual obligation arising prior to the end of a Suspension Period (the last day of a Suspension Period, a “Reversion Date”), regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period.

During any time that the Suspended Covenants are not in effect, the Issuer and its Restricted Subsidiaries will continue to be subject to all other obligations under the Notes and the Indenture and the Issuer will not be permitted to designate any of its Subsidiaries as Unrestricted Subsidiaries.

On the last day of a Suspension Period, a “Reversion Date”, all Indebtedness incurred during the Suspension Period will be classified to have been Incurred pursuant to the first paragraph of “—Limitation on Indebtedness” or one of the clauses set forth in the second paragraph of “—Limitation on Indebtedness” (to the extent such Indebtedness would be permitted to be incurred thereunder as of the Reversion Date and after giving effect to the Indebtedness incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness would not be so permitted to be incurred pursuant to the first and second paragraphs of “—Limitation on Indebtedness,” such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (2) of the second paragraph of “—Limitation on Indebtedness.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Limitation on Restricted Payments” will be made as though the covenants described under “—Limitation on Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of “—Limitation on Restricted Payments.”

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Indebtedness

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, incur any Indebtedness (other than the Notes and the Note Guarantees existing on the Issue Date and the related Guarantees thereof and Indebtedness existing on the Issue Date); provided, however, that the Issuer may incur Indebtedness (including, without limitation, Acquired Indebtedness) and any Restricted Subsidiary that is a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) if, after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, (a) the Consolidated Interest Coverage Ratio would be greater than 2.0:1 and (b) the Consolidated Debt Ratio would be less than or equal to 3.0:1 (the “Ratio Exception”).

Notwithstanding the above, the Issuer and any Restricted Subsidiary (except as specified below) shall be permitted to incur each and all of the following (the “Permitted Indebtedness”):

(1) Indebtedness of the Issuer and any Restricted Subsidiary under a Credit Facility in an aggregate amount at any time outstanding not to exceed the greater of (x) $50.0 million and (y) 85% of the net book value of trade accounts receivable of the Issuer and its Restricted Subsidiaries on a consolidated basis at such time;

(2) Indebtedness of the Issuer and the Restricted Subsidiaries to the extent outstanding on the Issue Date (other than Indebtedness referred to in clause (1) above, and after giving effect to the intended use of proceeds of the Notes);

(3) Indebtedness under Hedging Obligations not for the purpose of speculation;

(4) Indebtedness of the Issuer owed to a Restricted Subsidiary and Indebtedness of any Restricted Subsidiary owed to the Issuer or any other Restricted Subsidiary; provided, however, that (a) upon any such

Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Issuer or a Restricted Subsidiary, the Issuer or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (4) and (b) if the Issuer or any Guarantor is the obligor on such Indebtedness and the payee is not the Issuer or a Guarantor Subsidiary, such Indebtedness must be expressly subordinated, in right of payment to the Notes, in the case of the Issuer, or the Note Guarantee, in the case of a Guarantor;

(5) Indebtedness in respect of (a) indemnity, judgment, tax, bid, performance or surety bonds issued for the account of the Issuer or any Restricted Subsidiary in the ordinary course of business, and Indebtedness in respect of bankers’ acceptances, workers’ compensation claims, or appeal bonds and payment obligations in connection with self-insurance of similar obligations, including guarantees or obligations of the Issuer or any Restricted Subsidiary with respect to letters of credit in respect of any of the foregoing (in each case other than for an obligation for money borrowed); (b) customer deposits and advance payments received in the ordinary course of business from customers for goods or services purchased in the ordinary course of business; (c) letters of credit, bankers’ acceptances, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations incurred in the ordinary course of business and (d) any customary cash management, cash pooling or netting or setting off arrangements in the ordinary course of business;

(6) Purchase Money Indebtedness incurred by the Issuer or any Restricted Subsidiary, and Refinancing Indebtedness thereof, in an aggregate amount not to exceed at any time outstanding $15.0 million;

(7) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(8) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(9) Refinancing Indebtedness with respect to Indebtedness incurred pursuant to the Ratio Exception or clauses (1), (2), (6), (10), (12) or (14);

(10) Indebtedness of the Issuer, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in a Change of Control Offer or (B) deposited to defease the Notes as described under “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge”;

(11) Guarantees of the Notes and Guarantees of Indebtedness of the Issuer or any of its Restricted Subsidiaries by the Issuer or any other Restricted Subsidiary of the Issuer that was incurred in compliance with the Indenture;

(12) the incurrence or issuance by the Issuer or any Guarantor of Acquired Indebtedness of Persons that are acquired by the Issuer or any Restricted Subsidiary (including by way of merger or consolidation) in accordance with the terms of the Indenture; provided that such Indebtedness is not incurred in contemplation of such acquisition or merger; provided further that the Consolidated Interest Coverage Ratio immediately after giving effect to such incurrence or issuance would be equal to or greater than the Consolidated Interest Coverage Ratio immediately prior to such incurrence or issuance;

(13) indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business or assets of the Issuer or any Restricted Subsidiary or Equity Interests of a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Equity Interests for the purpose of financing or in contemplation of any such acquisition; provided that (a) any amount of such obligations included on the face of the balance sheet of the Issuer or any Restricted Subsidiary shall not be permitted under this clause (13) and (b) in the case of a disposition, the maximum aggregate liability in respect of all such obligations outstanding under this clause (13) shall at no time exceed the gross proceeds actually received by the Issuer and the Restricted Subsidiaries in connection with such disposition;

(14) Indebtedness in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this clause (14) and then outstanding, will not exceed 100% of the Net Available Proceeds received by the Issuer from the issuance or sale (other than to a Restricted Subsidiary) of its Equity Interests (other than Disqualified Equity Interests) or otherwise contributed to the equity (other than through the issuance of Disqualified Equity Interests) of the Issuer, in each case, subsequent to the Issue Date; provided, however, that (i) any such Net Available Proceeds that are so received or contributed shall not increase the amount available for making Restricted Payments to the extent the Issuer and its Restricted Subsidiaries incur Indebtedness in reliance thereon and (ii) any Net Available Proceeds that are so received or contributed shall be excluded for purposes of incurring Indebtedness pursuant to this clause (14) to the extent the Issuer or any of its Restricted Subsidiaries make a Restricted Payment;

(15) Indebtedness consisting of promissory notes issued by the Issuer or any of its Subsidiaries to any current or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent entities (or permitted transferees, assigns, estates, or heirs of such employee, director or consultant), to finance the purchase or redemption of Equity Interests of the Issuer or any of its direct or indirect parent entities that is permitted by the covenant described below under “—Limitation on Restricted Payments,” provided that such promissory notes must be expressly subordinated in right of payment to the prior payment in full in cash of all obligations then due with respect to the Notes, in the case of the Issuer, or the Guarantees, in the case of a Guarantor;

(16) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case incurred in the ordinary course of business; and

(17) additional Indebtedness of the Issuer or additional Indebtedness or Preferred Stock of any Restricted Subsidiary in an aggregate amount or liquidation preference, together with any Refinancing Indebtedness thereof, not to exceed $25.0 million at any time outstanding (which Indebtedness may, but need not be incurred, in whole or in part, under any Credit Facility); provided that the aggregate amount of Indebtedness Incurred pursuant to this clause (17) by Restricted Subsidiaries that are not Guarantors shall not exceed $15.0 million at any time outstanding.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, this covenant, (x) in the event that Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (17) above or is entitled to be incurred pursuant to the Ratio Exception, the Issuer shall, in its sole discretion, classify such item of Indebtedness and may divide and classify such Indebtedness in more than one of the types of Indebtedness described, except that Indebtedness incurred under any Credit Facility on the Issue Date shall be deemed to have been incurred under clause (1) above, and may later reclassify any item of Indebtedness described in clauses (1) through (17) above as having been incurred pursuant to any type of Indebtedness described in the first and second paragraphs of this covenant so long as such Indebtedness is permitted to be incurred pursuant to such provision at the time of reclassification. Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness.

The amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined on the basis of GAAP. In addition, for purposes of determining any particular amount of Indebtedness under this covenant, guarantees, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included so long as incurred by a Person that could have incurred such Indebtedness.

Notwithstanding any other provision of this “Limitation on Indebtedness” covenant, the maximum amount of Indebtedness that may be outstanding pursuant to this “Limitation on Indebtedness” covenant will be deemed not to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Equity Interests in the form of additional shares of the same class of Disqualified Equity Interests will be deemed not to be an incurrence of Indebtedness for purposes of this covenant.

Limitation on Layering Indebtedness

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated in right of payment to any other Indebtedness of the Issuer or of such Restricted Subsidiary, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate in right of payment to the Notes or the Note Guarantee of such Restricted Subsidiary, to the same extent and in the same manner as such Indebtedness is subordinated in right of payment to such other Indebtedness of the Issuer or such Restricted Subsidiary, as the case may be.

For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Issuer or any Restricted Subsidiary (i) by virtue of being unsecured or secured by a junior priority lien, (ii) by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them or (iii) by virtue of the fact that there are distinctions between categories of Indebtedness that exist by reason of any Liens or Guarantees arising or created in respect of some but not all such Indebtedness.

Limitation on Restricted Payments

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment:

(1) a Default shall have occurred and be continuing or shall occur as a consequence thereof;

(2) the Issuer cannot incur $1.00 of additional Indebtedness pursuant to the Ratio Exception; or

(3) the amount of such Restricted Payment, when added to the aggregate amount of all other Restricted Payments made after the Issue Date (other than Restricted Payments made pursuant to clause (2), (3), (6), (7), (8), (10), (11), (12), (13), (14) or (16) of the next paragraph), exceeds the sum (the “Restricted Payments Basket”) of (without duplication):

(a) 50% of Consolidated Net Income for the period (taken as one accounting period) commencing on the first day of the fiscal quarter in which the Issue Date occurs to and including the last day of the first full fiscal quarter ended immediately prior to the date of such calculation for which consolidated financial statements are available (or, if such Consolidated Net Income shall be a deficit, minus 100% of such aggregate deficit), plus

(b) 100% of the aggregate net cash proceeds and the Fair Market Value of property and marketable securities received by the Issuer either (x) as contributions to the capital of the Issuer after the Issue Date (other than Excluded Contributions) or (y) from the issuance and sale of Qualified Equity Interests after the Issue Date, other than (A) any such proceeds which are used to redeem Notes in accordance with the third paragraph under the caption “—Optional Redemption” or (B) any such proceeds or assets received from a Subsidiary of the Issuer, plus

(c) the aggregate amount by which Indebtedness (other than any Subordinated Indebtedness) permitted by the Indenture to be incurred by the Issuer or any Restricted Subsidiary subsequent to the Issue Date is reduced on the Issuer’s consolidated balance sheet upon the conversion or exchange (other than by a Subsidiary of the Issuer) into Qualified Equity Interests (less the amount of any cash, or the fair value of assets, distributed by the Issuer or any Restricted Subsidiary upon such conversion or exchange), plus

(d) in the case of the disposition or repayment of or return on (including but not limited to payments of interest on Indebtedness, dividends, repayments of loans or advances, other transfers of assets or releases of any guarantees) any Investment that was treated as a Restricted Payment made after the Issue Date, an amount (to the extent not included in the computation of Consolidated Net Income) equal to the lesser of (i) 100% of the aggregate amount received by the Issuer or any Restricted Subsidiary in cash, marketable securities or other property (in each case valued at the Fair Market Value thereof) as the return of capital with respect to such Investment and (ii) the amount of such Investment that was treated as a Restricted Payment, in either case, less the cost of the disposition of such Investment, plus

(e) In the event that the Issuer and/or any Restricted Subsidiary has made Investments (the “Initial Investments”) in a Person that were previously treated as Restricted Payments and the Issuer or such Restricted Subsidiary makes a subsequent Investment (the “Subsequent Investment”) in such Person that, as a consequence of or in connection with the Subsequent Investment, results in such Person becoming a Restricted Subsidiary, an amount equal to the lesser of (i) the Fair Market Value of the Initial Investments immediately prior to the consummation of the Subsequent Investment, and (ii) the amount of the Initial Investments to the extent such Investments reduced the Restricted Payments Basket and were not previously repaid or otherwise reduced, plus

(f) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the lesser of (i) the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary immediately following such Redesignation, and (ii) the aggregate amount of the Issuer’s Investments in such Subsidiary to the extent such Investments reduced the Restricted Payments Basket and were not previously repaid or otherwise reduced, plus

(g) $25.0 million.

The foregoing provisions will not prohibit:

(1) the payment by the Issuer or any Restricted Subsidiary of any dividend within 60 days after the date of declaration thereof, if on the date of declaration the payment would have complied with the provisions of the Indenture or the redemption, repurchase or retirement of Indebtedness if, at the date of any irrevocable redemption notice, such payment would have complied with the provisions of the Indenture;

(2) the redemption of any Equity Interests of the Issuer or any Restricted Subsidiary in exchange for, or out of the proceeds of a sale made within 120 days of, Qualified Equity Interests or capital contribution to the Issuer;

(3) the redemption of Subordinated Indebtedness of the Issuer or any Restricted Subsidiary (a) in exchange for, or out of the proceeds of a sale made within 120 days of, Qualified Equity Interests, (b) in exchange for, or out of the proceeds of a sale made within 120 days of, Refinancing Indebtedness permitted to be incurred under the “Limitation on Indebtedness” covenant and the other terms of the Indenture or (c) out of the proceeds of a capital contribution to the Issuer;

(4) the repurchase, redemption or other acquisition of Equity Interests of the Issuer or any of its Subsidiaries from employees, former employees, consultants, directors or former directors of the Issuer or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), and any dividend payment or other distribution by the Issuer or any Restricted Subsidiary to a Parent utilized for the repurchase, redemption or other acquisition of any Equity Interests of such Parent held by employees, former employees, directors or former directors of a Parent or its Subsidiaries or permitted transferees, heirs or estates of such employees, former employees, directors or former directors pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of a Parent of the Issuer under which such individuals purchase or sell, or are granted the option to purchase or sell, such Equity Interests; provided, however, that the aggregate amount of such repurchases and other acquisitions shall not exceed $5.0 million in any calendar year (it being understood, however, that unused amounts permitted to be paid pursuant to this proviso are available to be carried over, but only to the next calendar year);

(5) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Preferred Stock of the Issuer or a Restricted Subsidiary made by exchange for or out of the proceeds of a sale made within 120 days of Preferred Stock of the Issuer or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be incurred pursuant to the covenant described under “—Limitation on Indebtedness” above;

(6) repurchases of Equity Interests deemed to occur upon the exercise of stock options or warrants if the Equity Interests represent a portion of the exercise price thereof;

(7) payments or distributions, to dissenting stockholders required by applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets of the Issuer that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Issuer;

(8) Investments acquired as a capital contribution to the Issuer, or in exchange for, or out of the proceeds of a sale made within 120 days of, Qualified Equity Interests;

(9) the payment (A) by the Issuer or any Restricted Subsidiary to a Parent, which payment is used by a Parent, following an initial Public Equity Offering by a Parent, to pay dividends of up to 6% of the net cash proceeds received by a Parent in such Public Equity Offering (or any subsequent Public Equity Offering) that are contributed to the Issuer by such Person, in any form other than Disqualified Equity Interests or Indebtedness, or (B) by the Issuer, following an initial Public Equity Offering by the Issuer, to pay dividends of up to 6% of the net cash proceeds received by the Issuer in such initial Public Equity Offering (or any subsequent Public Equity Offering by the Issuer);

(10) Permitted Payments to Parent;

(11) the declaration and payment of regularly scheduled or accumulated dividends to holders of (i) any class or series of Disqualified Equity Interests of the Issuer or any Restricted Subsidiary or (ii) Preferred Stock of a Restricted Subsidiary, in each case, which Disqualified Equity Interests or Preferred Stock were issued after the Issue Date in accordance with the terms of the Indenture;

(12) upon the occurrence of a Change of Control and within 60 days after completion of a Change of Control Offer in accordance with the terms of the Indenture (including the purchase of all Notes tendered), any purchase or redemption of Subordinated Indebtedness or Disqualified Equity Interests of the Issuer that is required to be repurchased or redeemed pursuant to the terms thereof as a result of a Change of Control, at a purchase price not greater than 101% of the outstanding principal amount or liquidation preference thereof (plus accrued and unpaid interest or accumulated dividends thereon);

(13) Restricted Payments in an amount not to exceed the aggregate amount of Excluded Contributions;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness or Disqualified Equity Interests pursuant to the provisions similar to those described under the caption “—Limitation on Asset Sales,” provided that a Net Proceeds Offer has been made in accordance with the terms of the Indenture and all Notes tendered by Holders in connection with such offers, as applicable, have been repurchased, redeemed or acquired for value;

(15) dividends or other distributions of Equity Interests of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries; and

(16) other Restricted Payments in an aggregate amount with all other Restricted Payments described in this clause (16) not to exceed $16.5 million.

For purposes of determining compliance with this “Limitation on Restricted Payments” covenant, (x) the amount, if other than in cash, of any Restricted Payment shall be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a board resolution and (y) in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including, without limitation, the first paragraph of this “Limitation on Restricted Payments” covenant, the Issuer, in its sole discretion, may order and classify, and from time to time may reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of such reclassification.

Limitation on Dividend and Other Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions on or in respect of its Equity Interests;

(b) make loans or advances or pay any Indebtedness or other obligation owed to the Issuer or any other Restricted Subsidiary; or

(c) transfer any of its assets to the Issuer or any other Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill requirements to) loans or advances made to the Issuer or any Restricted Subsidiary to other Indebtedness incurred by the Issuer or any Restricted Subsidiary shall not be deemed to constitute such an encumbrance or restriction.

The provisions of the preceding paragraph will not prohibit:

(1) encumbrances or restrictions existing under or by reason of applicable law, rule, regulation or order;

(2) encumbrances or restrictions existing under the Indenture, the Notes and the Note Guarantees;

(3) non-assignment provisions of any contract or any lease entered into in the ordinary course of business;

(4) encumbrances or restrictions existing under agreements existing on the date of the Indenture (including, without limitation, the Credit Facility) as in effect on that date;

(5) restrictions relating to any Lien permitted under the Indenture imposed by the holder of such Lien;

(6) restrictions imposed under any agreement to sell such assets permitted under the Indenture to any Person pending the closing of such sale, including, but not limited to, with respect to a Restricted Subsidiary, restrictions imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Equity Interests of, or property and assets of, such Restricted Subsidiary;

(7) any instrument governing Acquired Indebtedness (other than Indebtedness incurred in connection with, or in contemplation of the acquisition of, or a merger with, the Person being acquired), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(8) any other agreement governing Indebtedness entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive taken as a whole (determined in good faith by the Issuer) with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date;

(9) customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements entered into in the ordinary course of business that restrict the transfer of (i) ownership interests in such partnership, limited liability company, joint venture or similar Person or (ii) other assets that are the subject of such agreements or documents;

(10) encumbrances or restrictions:

(A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Issuer or any Restricted Subsidiary not otherwise prohibited by the Indenture,

(C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Issuer or any Restricted Subsidiary in any manner material to the Issuer or any Restricted Subsidiary, or

(D) arising under Purchase Money Indebtedness for property acquired in the ordinary course of business;

(11) encumbrances or restrictions contained in (i) Indebtedness of Foreign Subsidiaries permitted to be incurred under the Indenture or (ii) Indebtedness incurred by a Guarantor after the Issue Date in compliance with the Ratio Exception; provided, that the encumbrances and restrictions in any such agreements taken as a whole are no more restrictive in any material respect than those contained in the agreements described in clause (4) of this paragraph; provided further that any such encumbrances or restrictions are ordinary and customary with respect to the type of Indebtedness being incurred under the relevant circumstances and do not, in the good faith judgment of the Board of Directors of the Issuer, materially impair the Issuer’s ability to make payment on the Notes when due;

(12) any encumbrance or restriction pursuant to the Hedging Obligations; and

(13) any encumbrances or restrictions imposed by any amendment, refinancing, extension, renewal or replacement of or with respect to the agreements, contracts, instruments or obligations referred to in clauses (1) through (12) above; provided that such amendments, refinancings, extensions, renewals or replacements are, in the good faith judgment of the Issuer’s Board of Directors, no more materially restrictive taken as a whole with respect to such encumbrances and restrictions than those prior to such amendment, refinancing, extension, renewal or replacement.

Nothing contained in this “Limitation on Dividend and Other Restrictions Affecting Restricted Subsidiaries” covenant shall prevent the Issuer or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (2) restricting the sale or other disposition of property or assets of the Issuer or any of its Restricted Subsidiaries that secure Indebtedness of the Issuer or any of its Restricted Subsidiaries.

Limitation on Transactions with Affiliates

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, in one transaction or a series of related transactions, sell, lease, transfer or otherwise dispose of any of its assets to, or purchase any assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer or of any Restricted Subsidiary (an “Affiliate Transaction”) involving aggregate value in excess of $5.0 million, unless:

(1) such Affiliate Transaction is on terms that, taken as a whole, are materially no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time (or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor) on an arm’s-length basis by the Issuer or that Restricted Subsidiary from a Person that is not an Affiliate of the Issuer or that Restricted Subsidiary; and

(2) with respect to any Affiliate Transaction involving an aggregate amount in excess of $15.0 million, a Secretary’s Certificate which sets forth and authenticates a resolution that has been adopted by the Board of Directors with respect to such transaction, approving such Affiliate Transaction.

Any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in clause (2) of this paragraph if such Affiliate Transaction is approved by a majority of the Disinterested Directors, if any.

The foregoing restrictions shall not apply to:

(1) transactions exclusively between or among (a) the Issuer and one or more Restricted Subsidiaries or (b) Restricted Subsidiaries; provided, in each case, that no Affiliate of the Issuer (other than another Restricted Subsidiary) owns Equity Interests of any such Restricted Subsidiary;

(2) director, officer and employee compensation (including bonuses) and other benefits (including retirement, health, stock option and other benefit plans and issuances of securities related thereto) and indemnification arrangements, in each case, approved by the Issuer’s Board of Directors or an officer;

(3) the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to or the funding of, employment arrangements, stock options and stock ownership plans or similar employee benefit plans approved by the Board of Directors and loans to employees of the Issuer and its Subsidiaries which are approved by the Board of Directors;

(4) any Permitted Investments or any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant;

(5)(x) any agreement in effect on the Issue Date and disclosed in or expressly contemplated by the Offering Memorandum, as in effect on the Issue Date or any date that it is disclosed in the Offering Memorandum that such agreement shall become effective or as thereafter amended or replaced in any manner, that, taken as a whole, is not more disadvantageous to the Holders or the Issuer taken as a whole in any material respect than such agreement as it was in effect on the Issue Date or (y) any transaction pursuant to any agreement referred to in the immediately preceding clause (x);

(6) any transaction with a joint venture or similar entity which would constitute an Affiliate Transaction solely because the Issuer or a Restricted Subsidiary owns an equity interest in or otherwise controls such joint venture or similar entity; provided that no Affiliate of the Issuer or any of its Subsidiaries other than the Issuer or a Restricted Subsidiary shall have a beneficial interest in such joint venture or similar entity;

(7) transactions with Affiliates that are customers, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services, in each case which are in the ordinary course of business and otherwise in compliance with the terms of the Indenture;

(8)(a) the existence of, or the performance by the Issuer or any Restricted Subsidiary of their obligation, if any, or obligations of the Issuer under the terms of, any subscription, registration rights or stockholders agreements, partnership agreement or limited liability company agreement to which the Issuer or any Restricted Subsidiary is a party, and (b) issuances or sales of Equity Interests of the Issuer or options (in each case, other than Disqualified Equity Interests), warrants or other rights to acquire such Equity Interests and the granting of registration and other customary rights in connection therewith or any contribution to capital of the Issuer or any Restricted Subsidiary;

(9) any financial advisory, financing, underwriting or placement services or any other investment banking, banking or similar services involving the Issuer and any of its Restricted Subsidiaries (including without limitation any payments in cash, Equity Interests or other consideration made by the Issuer or any of its Restricted Subsidiaries in connection therewith) on the one hand and the Permitted Holders and any of their Affiliates, on the other hand, which services (and payments and other transactions in connection therewith) are approved as fair to the Issuer or such Restricted Subsidiary by a majority of the disinterested members of the Board of Directors or, if there is only one disinterested member of the Board of Directors with respect to such transaction, such member;

(10) transactions with Persons in their capacity as holder of Indebtedness or Equity Interests of the Issuer or any Restricted Subsidiary where such Persons are treated no more favorably than holders of such Indebtedness or Equity Interests generally;

(11) payment to any Permitted Holder of all reasonable out of pocket expenses incurred by such Permitted Holder in connection with its direct or indirect investment in the Issuer and its Subsidiaries;

(12) transactions in which the Issuer or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the preceding paragraph;

(13) any purchases by the Issuer’s Affiliates of Indebtedness or Disqualified Equity Interests of the Issuer or any of its Restricted Subsidiaries; and

(14)(a) any transaction with an Affiliate of the Issuer or of a Restricted Subsidiary where the only consideration paid by the Issuer or any Restricted Subsidiary is Qualified Equity Interests, or (b) the issuance or sale of any Qualified Equity Interests.

Limitation on Liens

The Issuer shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien (an “Initial Lien”) of any nature whatsoever (other than a Permitted Lien) against any assets of the Issuer or any Restricted Subsidiary (including Equity Interests of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom (other than Permitted Liens), which Lien secures any Indebtedness, unless contemporaneously therewith:

(1) in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Note Guarantee, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2) in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Note Guarantee, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien.

Any Lien created for the benefit of the Holders of the Notes and the Note Guarantees, as applicable, pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on Asset Sales

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(1) the Issuer or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets included in such Asset Sale; and

(2) at least 75% of the total consideration received in such Asset Sale consists of cash or Cash Equivalents.

For purposes of clause (2), the following shall be deemed to be cash:

(a) the amount (without duplication) of any liabilities (other than Subordinated Indebtedness, a contingent obligation or Indebtedness owed to the Issuer or any Affiliate of the Issuer) of the Issuer or such Restricted Subsidiary that is expressly assumed by the transferee in such Asset Sale and with respect to which the Issuer or such Restricted Subsidiary, as the case may be, is irrevocably and unconditionally released by the holder of such Indebtedness,

(b) the amount of any obligations received from such transferee that are within 180 days converted by the Issuer or such Restricted Subsidiary to cash (to the extent of the cash actually so received),

(c) the Fair Market Value of (i) any assets (other than securities) received by the Issuer or any Restricted Subsidiary to be used by it in a Permitted Business, (ii) Equity Interests in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Person by the Issuer or (iii) a combination of (i) and (ii); and

(d) any combination of the consideration specified in the foregoing clauses (a) through (c).

If at any time any non-cash consideration received by the Issuer or any Restricted Subsidiary, as the case may be, pursuant to clause (b) above in connection with any Asset Sale is repaid or converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then the date of such repayment, conversion or disposition shall be deemed to constitute the date of an Asset Sale hereunder and the Net Available Proceeds thereof shall be applied in accordance with this covenant.

If the Issuer or any Restricted Subsidiary engages in an Asset Sale, the Issuer or such Restricted Subsidiary shall, no later than 365 days following the consummation thereof, apply all or any of the Net Available Proceeds therefrom to:

(1) repay, prepay or repurchase any Indebtedness under any secured Credit Facility or Indebtedness of a Subsidiary that has not guaranteed the Notes, in each case, owing to a Person other than a Parent, the Issuer or any Affiliate of a Parent (except to an Affiliate of a Parent solely in its capacity as a lender under the Credit Agreement);

(2) repay any Indebtedness which was secured solely by the assets sold in such Asset Sale;

(3)(A) invest all or any part of the Net Available Proceeds thereof in the purchase of assets (other than securities) to be used by the Issuer or any Restricted Subsidiary in a Permitted Business, (B) acquire Equity Interests (other than Disqualified Equity Interests) in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the consummation of such acquisition or (C) a combination of (A) and (B); and/or

(4) a combination of the repayment and reinvestment permitted by the foregoing clauses (1) through (3).

Pending the final application of any Net Available Proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest the Net Available Proceeds in any manner that is not prohibited by this Indenture.

The amount of Net Available Proceeds not applied or invested or committed to be applied or invested within the 365-day period as provided in the paragraph above and remaining unapplied, uninvested and uncommitted at the end of such 365-day period will constitute “Excess Proceeds.”

When the aggregate amount of Excess Proceeds equals or exceeds $15.0 million, the Issuer will be required to make an offer to purchase from all Holders on a pro rata basis and, if applicable, redeem (or make an offer to purchase) any Pari Passu Indebtedness of the Issuer the provisions of which require the Issuer to redeem such Indebtedness with the proceeds from any Asset Sales (or offer to do so), in an aggregate principal amount of Notes and such Pari Passu Indebtedness equal to the amount of such Excess Proceeds as follows:

(1) the Issuer will (a) make an offer to purchase (a “Net Proceeds Offer”) to all Holders in accordance with the procedures set forth in the Indenture, and (b) redeem (or make an offer to purchase) any such other Pari Passu Indebtedness, pro rata in proportion to the respective principal amounts of the Notes and such other Indebtedness required to be redeemed, the maximum principal amount of Notes and Pari Passu Indebtedness that may be redeemed out of the amount (the “Payment Amount”) of such Excess Proceeds;

(2) the offer price for the Notes will be payable in cash in an amount equal to 100% of the principal amount of the Notes tendered pursuant to a Net Proceeds Offer, plus accrued and unpaid interest thereon, if any, to the date such Net Proceeds Offer is consummated (the “Offered Price”), in accordance with the procedures set forth in the Indenture and the redemption or purchase price for such Pari Passu Indebtedness (the “Pari Passu Indebtedness Price”) shall be as set forth in the related documentation governing such Indebtedness;

(3) if the aggregate Offered Price of Notes validly tendered and not withdrawn by Holders thereof exceeds the pro rata portion of the Payment Amount allocable to the Notes, Notes to be purchased will be selected on a pro rata basis; and

(4) upon completion of such Net Proceeds Offer in accordance with the foregoing provisions, the Excess Proceeds subject to such Net Proceeds Offer will no longer be deemed to be Excess Proceeds.

To the extent that the sum of the aggregate Offered Price of Notes tendered pursuant to a Net Proceeds Offer and the aggregate Pari Passu Indebtedness Price paid to the holders of such Pari Passu Indebtedness is less than the Payment Amount relating thereto (such shortfall constituting a “Net Proceeds Deficiency”), the Issuer may use the Net Proceeds Deficiency, or a portion thereof, for general corporate purposes, subject to the provisions of the Indenture.

The Issuer will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Limitation on Asset Sales” provisions of the Indenture, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Limitation on Asset Sales” provisions of the Indenture by virtue of such compliance.

Limitation on Designation of Unrestricted Subsidiaries

The Board of Directors may designate (a “Designation”) any Restricted Subsidiary (including, without limitation, any newly acquired or newly formed Subsidiary of the Issuer) to be an Unrestricted Subsidiary unless such Subsidiary owns any Equity Interests of, or owns or holds any Lien on any property of, the Issuer or any Restricted Subsidiary; provided that (A) any Guarantee by the Issuer or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an incurrence of such Indebtedness and an “Investment” by the Issuer or such Restricted Subsidiary at the time of such designation, (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant, and (C) if applicable, the incurrence of Indebtedness and the Investment referred to in clause (A) of this paragraph would be permitted under the “Limitation on Indebtedness” and “Limitation on Restricted Payments” covenants.

If, at any time, any Unrestricted Subsidiary fails to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of the Subsidiary and any Liens on assets of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date and, if the Indebtedness is not permitted to be incurred under the covenant described under “—Limitation on Additional Indebtedness” or the Lien is not permitted under the covenant described under “—Limitation on Liens,” the Issuer shall be in default of the applicable covenant.

The Issuer may redesignate an Unrestricted Subsidiary as a Restricted Subsidiary (a “Redesignation”) only if:

(1) no Default shall have occurred and be continuing at the time of and after giving effect to such Redesignation; and

(2) all Liens, Indebtedness and Investments of such Unrestricted Subsidiary outstanding immediately following such Redesignation would, if incurred or made at such time, have been permitted to be incurred or made for all purposes of the Indenture.

All Designations and Redesignations must be evidenced by an Officers’ Certificate of the Issuer delivered to the Trustee certifying compliance with the foregoing provisions.

Limitation on Mergers, Consolidations, Etc.

The Issuer will not, directly or indirectly, in a single transaction or a series of related transactions, (a) consolidate or merge with or into another Person (other than a merger with an Affiliate solely for the purpose of and with the effect of changing the Issuer’s jurisdiction of incorporation to another State of the United States), or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of the Issuer or the Issuer and the Restricted Subsidiaries (taken as a whole) or (b) adopt a Plan of Liquidation unless, in either case:

(1) either:

(a) the Issuer will be the surviving or continuing Person; or

(b) the Person formed by or surviving such consolidation or merger or to which such sale, lease, conveyance or other disposition shall be made (or, in the case of a Plan of Liquidation, any Person to which assets are transferred) (collectively, the “Successor”) is an entity organized and existing under the laws of any State of the United States of America or the District of Columbia, and the Successor expressly assumes, by supplemental indenture, all of the obligations of the Issuer under the Notes, the Indenture and the Registration Rights Agreement; provided that at any time the Successor is a Person other than a corporation, there shall be a co-issuer of the Notes that is a corporation that satisfies the requirements of this clause (1) (b) of this covenant;

(2) immediately prior to and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, no Default shall have occurred and be continuing; and

(3) immediately after and giving effect to such transaction and the assumption of the obligations set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, either (a) the Issuer or the Successor, as the case may be, could incur $1.00 of additional Indebtedness pursuant to the Ratio Exception or (b) the Consolidated Interest Coverage Ratio would not be less than it was immediately prior to giving effect to such transaction.

For purposes of this covenant, any Indebtedness of the Successor which was not Indebtedness of the Issuer immediately prior to the transaction shall be deemed to have been incurred in connection with such transaction.

For the avoidance of doubt, this covenant shall not apply to any action taken by the Issuer not involving any other Person (other than in its capacity as a regulatory or legal authority and other than an Affiliate of the Issuer) resulting in the conversion of the Issuer from a corporation to a limited liability company or a limited partnership organized and validly existing under the laws of the United States of America or any jurisdiction thereof, provided that upon consummation of any such conversion there shall be a co-issuer of the Notes that is a corporation that satisfies the requirements of clauses (1) and (2) of the first paragraph of this covenant.

Except as provided in the fifth paragraph under the caption “—Note Guarantees,” no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person unless:

(1) either:

(a) such Guarantor will be the surviving or continuing Person; or

(b) the Person formed by or surviving any such consolidation or merger is another Guarantor or assumes, by supplemental indenture, all of the obligations of such Guarantor under the Note Guarantee of such Guarantor, and the Indenture;

(2) immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and

(3) the Issuer will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such transaction and such supplemental indenture comply with the applicable provisions of the Indenture, that all conditions precedent in the Indenture relating to such transaction have been satisfied and that such supplemental indenture is enforceable.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Issuer, will be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

The foregoing requirements of this covenant shall not apply to (x) a consolidation or merger of any Guarantor with and into the Issuer or any other Guarantor, so long as the Issuer or such Guarantor, as applicable, survives such consolidation or merger, (y) the sale, exchange or transfer, to any Person not a Subsidiary of the Issuer, of all of the Issuer’s and each Restricted Subsidiary’s Equity Interest in, or all or substantially all of the assets of, a Guarantor in compliance with the “Limitation on Asset Sales” covenant, or (z) a reincorporation or conversion of a Guarantor if such reincorporated entity or entity resulting from such conversion succeeds to the liabilities of such Guarantor and in the good faith determination of the Board of Directors of the Guarantor, whose determination shall be evidenced by a board resolution, any such transaction shall not have as one of its purposes the evasion of the foregoing limitations of this covenant.

Upon any consolidation, combination or merger of the Issuer or a Guarantor, or any transfer of all or substantially all of the assets of the Issuer in accordance with the foregoing, in which the Issuer or such Guarantor is not the continuing obligor under the Notes or its Note Guarantee, the surviving entity formed by such consolidation or into which the Issuer or such Guarantor is merged or to which the conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Issuer or such Guarantor under the Indenture, the Notes and the Note Guarantees with the same effect as if such surviving entity had been named therein as the Issuer or such Guarantor and, except in the case of a conveyance, transfer or lease, the Issuer or such Guarantor, as the case may be, will be released from the obligation to pay the principal of and interest on the Notes or in respect of its Note Guarantee, as the case may be, and all of the Issuer’s or such Guarantor’s other obligations and covenants under the Notes, the Indenture and its Note Guarantee, if applicable.

Notwithstanding the foregoing, any Restricted Subsidiary that is not a Guarantor may consolidate with, merge with or into or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to the Issuer or another Restricted Subsidiary.

Additional Note Guarantees

If, after the Issue Date, (a) the Issuer or any Restricted Subsidiary shall acquire or create another Subsidiary (other than a Subsidiary that has been designated an Unrestricted Subsidiary or any Foreign Subsidiary or Immaterial Subsidiary), (b) any Unrestricted Subsidiary that is not a Foreign Subsidiary is redesignated a Restricted Subsidiary or (c) the Issuer otherwise elects to have any Restricted Subsidiary become a Guarantor, then, in each such case, the Issuer shall cause such Restricted Subsidiary to:

(1) execute and deliver to the Trustee (a) a supplemental indenture pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuer’s obligations under the Notes and the Indenture and (b) a notation of guarantee in respect of its Note Guarantee; and

(2) deliver to the Trustee one or more Opinions of Counsel and an Officers’ Certificate that such supplemental indenture (a) has been duly authorized, executed and delivered by such Restricted Subsidiary and (b) constitutes a valid and legally binding obligation of such Restricted Subsidiary in accordance with its terms.

Reports

Whether or not required by the SEC, so long as any Notes are outstanding, from and after the date of effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement, the Issuer will furnish to the Holders of Notes upon request and the Trustee and file electronically with the SEC (unless the SEC will not accept such filing) through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system), in each case within the time periods applicable to the Issuer under Section 13(a) or 15(d) of the Exchange Act (whether or not the Issuer is then subject to such Sections):

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Issuer were required to file these Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Issuer’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Issuer were required to file these reports.

In addition, the Issuer has agreed that, at all times prior to the earlier of the date of effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement, the Issuer shall, at its cost, deliver to each Holder of the Notes all of the information and reports substantially equivalent to those referred to in clauses (1) and (2) above within the time periods applicable to the Issuer under Section 13(a) or 15(d) of the Exchange Act (whether or not the Issuer is then subject to such Sections). The Issuer and the Guarantors have agreed that, for so long as any Notes remain outstanding, the Issuer will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any Parent provides a Note Guarantee and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC, the reports, information and other documents required to be filed and furnished to Holders pursuant to this covenant may, at the option of the Issuer, be filed by and be those of such Parent rather than the Issuer.

Events of Default

Each of the following is an “Event of Default”:

(1) failure by the Issuer to pay interest on any of the Notes when it becomes due and payable and the continuance of any such failure for 30 days;

(2) failure by the Issuer to pay the principal on any of the Notes when it becomes due and payable, whether at stated maturity, upon redemption, upon purchase, upon acceleration or otherwise;

(3) failure by the Issuer to comply with any of its agreements or covenants described above under “—Certain Covenants—Limitation on Mergers, Consolidations, Etc.,” or in respect of its obligations to make a Change of Control Offer as described under “—Change of Control”;

(4) failure by the Issuer to comply with any other agreement or covenant in the Indenture and continuance of this failure for 60 consecutive days after notice of the failure has been given to the Issuer by the Trustee or by the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding;

(5) default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness for borrowed money of the Issuer or any Restricted Subsidiary, whether such Indebtedness now exists or is incurred after the Issue Date, which default:

(a) is caused by a failure to pay at final (but not any interim) fixed maturity principal on such Indebtedness and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default, or

(b) results in the acceleration of such Indebtedness prior to its express final maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration, and in each case, the principal amount of such Indebtedness, together with any other Indebtedness with respect to which an event described in clause (a) or (b) has occurred and is continuing, aggregates $16.5 million or more;

(6) one or more final judgments or orders that exceed $16.5 million in the aggregate (net of amounts covered by insurance or bonded pursuant to an executed written agreement) for the payment of money have been entered by a court or courts of competent jurisdiction against the Issuer or any Restricted Subsidiary and there shall be any period of 60 consecutive days following entry of the final judgment or order during which a stay of enforcement of such final judgments or orders, by reason of a pending appeal or otherwise, shall not be in effect;

(7) the Issuer or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(a) commences a voluntary case,

(b) consents to the entry of an order for relief against it in an involuntary case,

(c) consents to the appointment of a Custodian of it or for all or substantially all of its assets, or

(d) makes a general assignment for the benefit of its creditors;

(8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a) is for relief against the Issuer or any Significant Subsidiary as a debtor in an involuntary case,

(b) appoints a Custodian of the Issuer or any Significant Subsidiary or a Custodian for all or substantially all of the assets of the Issuer or any Significant Subsidiary, or

(c) orders the liquidation of the Issuer or any Significant Subsidiary, and the order or decree remains unstayed and in effect for 60 consecutive days; or

(9) any Note Guarantee of any Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its Note Guarantee (other than by reason of release of a Guarantor from its Note Guarantee in accordance with the terms of the Indenture and the Note Guarantee).

If an Event of Default (other than an Event of Default specified in clause (7) or (8) above with respect to the Issuer) shall have occurred and be continuing under the Indenture, the Trustee, by written notice to the Issuer, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding by written notice to the Issuer and the Trustee, may declare all amounts owing under the Notes to be due and payable immediately. Upon such declaration of acceleration, the aggregate principal of and accrued and unpaid interest on the outstanding Notes shall immediately become due and payable; provided that after any such acceleration the Holders of a majority in aggregate principal amount of such outstanding Notes may rescind and annul such acceleration and its consequences and waive all past Defaults if all Events of Default, other than the nonpayment of accelerated principal and interest, have been cured or waived as provided in the Indenture and such rescission would not conflict with any judgment or decree based on such acceleration. Notwithstanding the foregoing, in the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) above shall be remedied or cured by the Issuer, the relevant Guarantor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness or the Indebtedness that gave rise to such Event of Default shall have been paid in full within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (7) or (8) with respect to the Issuer occurs, all outstanding Notes shall become due and payable without any further action or notice.

The Trustee shall, within 30 days after the occurrence of any Default with respect to the Notes, give the Holders notice of all uncured Defaults thereunder known to it; provided, however, that, except in the case of an Event of Default in payment with respect to the Notes or a Default in complying with “—Certain Covenants—Limitation on Mergers, Consolidations, Etc.,” the Trustee shall be protected in withholding such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders.

No Holder will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless the Trustee:

(1) has failed to act for a period of 60 days after receiving written notice of a continuing Event of Default by such Holder and a request to act by Holders of at least 25% in aggregate principal amount of Notes outstanding;

(2) has been offered indemnity satisfactory to it in its reasonable judgment; and

(3) has not received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request.

However, such limitations do not apply to a suit instituted by a Holder of any Note for enforcement of payment of the principal of or interest on such Note on or after the due date thereof (after giving effect to the grace period specified in clause (1) of the first paragraph of this “—Events of Default” section).

The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture and, upon any Officer of the Issuer becoming aware of any Default, the Issuer shall notify the Trustee of any Default and what action the Issuer is taking or proposes to take with respect thereto.

Legal Defeasance and Covenant Defeasance

The Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Legal Defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by the Notes and the Note Guarantees, and the Indenture shall cease to be of further effect as to all outstanding Notes and Note Guarantees, except as to

(1) rights of Holders to receive payments in respect of the principal of and interest on the Notes when such payments are due from the trust funds referred to below,

(2) the Issuer’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trust, duties, indemnities and immunities of the Trustee, and the Issuer’s obligation in connection therewith, and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors released with respect to most of the covenants under the Indenture, except as described otherwise in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default. In the event Covenant Defeasance occurs, certain Events of Default (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) will no longer apply. Covenant Defeasance will not be effective until such bankruptcy, receivership, rehabilitation and insolvency events no longer apply. The Issuer may exercise its Legal Defeasance option regardless of whether it previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without reinvestment) in the opinion of a nationally recognized firm of independent public accountants selected by the Issuer, to pay the principal of and interest on the Notes on the stated date for payment or on the redemption date of the principal or installment of principal of or interest on the Notes,

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States confirming that:

(a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling, or

(b) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon this opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Legal Defeasance and, assuming no subsequent change in applicable law, will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred,

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and, assuming no subsequent change in applicable law, will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred,

(4) no Default shall have occurred and be continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit),

(5) the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or a default under any other material agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound (other than any such Default or default resulting solely from the borrowing of funds to be applied to such deposit),

(6) the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by it with the intent of preferring the Holders over any other of its creditors or with the intent of defeating, hindering, delaying or defrauding any other of its creditors or others, and

(7) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that the conditions provided for in, in the case of the Officers’ Certificate, clauses (1) through (6) and, in the case of the opinion of counsel, clauses (2) and/or (3) and (5) of this paragraph have been complied with.

If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the Notes when due, then our obligations and the obligations of Guarantors under the Indenture will be revived and no such defeasance will be deemed to have occurred.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Notes, which shall survive until all Notes have been canceled) as to all outstanding Notes when either

(1) all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from this trust) have been delivered to the Trustee for cancellation, or

(2)(a) all Notes not delivered to the Trustee for cancellation otherwise have become due and payable pursuant to an optional redemption notice or otherwise, or will become due and payable within one year, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in trust sufficient to pay and discharge the entire Indebtedness (including all principal and accrued interest) on the Notes not theretofore delivered to the Trustee for cancellation,

(b) the Issuer has paid all sums payable by it under the Indenture, and

(c) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be.

In addition, the Issuer must deliver an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

Transfer and Exchange

A Holder will be able to register the transfer of, or exchange, Notes only in accordance with the provisions of the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. Without the prior consent of the Issuer, the Registrar is not required (1) to register the transfer of or exchange any Note selected for redemption, (2) to register the transfer of or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or (3) to register the transfer or exchange of a Note between a record date and the next succeeding interest payment date.

The Notes will be issued in registered form and the registered Holder will be treated as the owner of such Note for all purposes.

Amendment, Supplement and Waiver

Subject to certain exceptions, the Indenture or the Notes may be amended with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of at least a majority in principal amount of the Notes then outstanding, and any existing Default under, or compliance with any provision of, the Indenture may be waived (other than any continuing Default in the payment of the principal or interest on the Notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of a majority in principal amount of the Notes then outstanding; provided that without the consent of each Holder affected, no amendment or waiver may:

(1) reduce, or change the maturity of, the principal of any Note;

(2) reduce the rate of or extend the time for payment of interest on any Note;

(3) reduce any premium payable upon optional redemption of the Notes or change the date on which any Notes are subject to redemption (other than provisions relating to the purchase of Notes described above under “—Change of Control” and “—Certain Covenants—Limitation on Asset Sales,” except that if a Change of Control has occurred, no amendment or other modification of the obligation of the Issuer to make a Change of Control Offer relating to such Change of Control shall be made without the consent of each Holder of the Notes affected);

(4) make any Note payable in money or currency other than that stated in the Notes;

(5) modify or change any provision of the Indenture or the related definitions to affect the ranking of the Notes or any Note Guarantee in a manner that adversely affects the Holders (it being understood that the ranking of the Notes and Note Guarantees shall not, for the purposes of this clause (5), be deemed to be affected by the granting of any collateral to secure any other Indebtedness of the Issuer or any Guarantor);

(6) reduce the percentage of Holders necessary to consent to an amendment or waiver to the Indenture or the Notes;

(7) waive a default in the payment of principal of or premium or interest on any Notes (except a rescission of acceleration of the Notes by the Holders thereof as provided in the Indenture and a waiver of the payment default that resulted from such acceleration);

(8) impair the rights of Holders to receive payments of principal of or interest on the Notes on or after the due date therefor or to institute suit for the enforcement of any payment on the Notes;

(9) release any Guarantor that is a Significant Subsidiary from any of its obligations under its Note Guarantee or the Indenture, except as permitted by the Indenture; or

(10) make any change in these amendment and waiver provisions.

Notwithstanding the foregoing, the Issuer and the Trustee may amend the Indenture, the Note Guarantees or the Notes without the consent of any Holder to cure any ambiguity, defect or inconsistency, to evidence and provide for the acceptance of appointment by a successor trustee, to provide for uncertificated Notes in addition to or in place of certificated Notes, to comply with the provisions set forth under “—Certain Covenants—Limitation on Mergers, Consolidations, Etc.,” or “—Certain Covenants—Additional Note Guarantees,” to release any Guarantor from any of its obligations under its Note Guarantee or the Indenture (to the extent permitted by the Indenture), to make any change that in the good faith opinion of the Board of Directors of the Issuer does not materially adversely affect the rights of any Holder, to conform the text of the Indenture or the Notes to any provision of this Description of the New Notes, in the case of the Indenture, to comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act, make such provisions as necessary (as determined in good faith by the Issuer) for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture, to provide for any Restricted Subsidiary to provide a Guarantee in accordance with the Covenant described under “—Certain Covenants—Limitation on Indebtedness,” to add Guarantees with respect to the Notes, to add security to or for the benefit of the Notes, or to confirm and evidence the release, termination, discharge or retaking of any Guarantee or Lien with respect to or securing the Notes when such release, termination, discharge or retaking is provided for under the Indenture, or to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation, to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor will have any liability for any obligations of the Issuer under the Notes or the Indenture or of any Guarantor under its Note Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws. It is the view of the SEC that this type of waiver is against public policy.

Concerning the Trustee

Deutsche Bank Trust Company Americas is the Trustee under the Indenture and has been appointed by the Issuer as Registrar and Paying Agent with regard to the Notes. The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain assets received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict within 90 days, apply to the SEC for permission to continue, or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.

Governing Law

The Indenture, the Notes and the Note Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

“Acquired Indebtedness” means (1) with respect to any Person that becomes a Restricted Subsidiary after the Issue Date, Indebtedness of such Person and its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary and (2) with respect to the Issuer or any Restricted Subsidiary, any Indebtedness of a Person (other than the Issuer or a Restricted Subsidiary) existing at the time such Person is merged with or into the Issuer or a Restricted Subsidiary, or Indebtedness expressly assumed by the Issuer or any Restricted Subsidiary in connection with the acquisition of an asset or assets from another Person.

“Acquisition Revenue” means, for any period, the amount of revenue (whether received in the form of cash or non-cash consideration) of the Issuer and its Restricted Subsidiaries recognized related to the creation of new seismic data surveys to the extent of the portion of the costs of such newly created surveys funded or underwritten by clients.

“Additional Interest” has the meaning set forth in the Registration Rights Agreement.

“Affiliate” of any Person means any other Person which directly or indirectly controls or is controlled by, or is under direct or indirect common control with, the referent Person. For purposes of the covenant described under “—Certain Covenants—Limitation on Transactions with Affiliates,” Affiliates shall be deemed to include, with respect to any Person, any other Person (1) which beneficially owns or holds, directly or indirectly, 10% or more of any class of the Voting Stock of the referent Person, (2) of which 10% or more of the Voting Stock is beneficially owned or held, directly or indirectly, by the referent Person or (3) with respect to an individual, any immediate family member of such Person. For purposes of this definition, “control” of a Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“amend” means to amend, supplement, restate, amend and restate or otherwise modify, including successively, and “amendment” shall have a correlative meaning.

“Applicable Premium” means, with respect to a Note on any Make-Whole Redemption Date, the excess of (A) the present value (discounted semi-annually) at such Make-Whole Redemption Date of (1) the redemption price of such Note on April 15, 2016 (as set forth in the first paragraph under “—Optional Redemption”) plus (2) all required remaining scheduled interest payments due on such Notes through April 15, 2016, computed using a discount rate equal to the Treasury Rate plus 50 basis points over (B) the principal amount of such Note on such Make-Whole Redemption Date. Calculation of the Applicable Premium will be made by the Issuer or on behalf of the Issuer by such Person as the Issuer shall designate.

“asset” means any asset or property.

“Asset Sale” means any sale, issuance, conveyance, transfer, lease, assignment or other disposition by the Issuer or any Restricted Subsidiary to any Person other than the Issuer or any Restricted Subsidiary (including by means of a Sale and Leaseback Transaction or a merger or consolidation) (collectively, for purposes of this definition, a “transfer”), in one transaction or a series of related transactions, of any assets of the Issuer or any of its Restricted Subsidiaries other than in the ordinary course of business. For purposes of this definition, the term “Asset Sale” shall not include:

(1) transfers of cash or Cash Equivalents;

(2) transfers of assets (including Equity Interests) that are governed by, and made in accordance with, the covenant described under “—Certain Covenants—Limitation on Mergers, Consolidations, Etc.”;

(3) transfers constituting Permitted Investments and Restricted Payments permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(4) the creation or realization of any Permitted Lien;

(5) transfers of damaged, worn-out or obsolete equipment or assets that, in the Issuer’s reasonable judgment, are no longer used or useful in the business of the Issuer or its Restricted Subsidiaries;

(6) licenses and Non-Monetary Exchanges of inventory or data assets in the ordinary course of business and consistent with past practice, sales or grants of licenses or sublicenses to use the inventory, patents, trade secrets, know-how and other intellectual property, and licenses, leases or subleases of other assets, of the Issuer or any Restricted Subsidiary to the extent in the ordinary course of business and consistent with past practice or not materially interfering with the business of Issuer and the Restricted Subsidiaries;

(7) sales or other dispositions of inventory, receivables and other current assets (other than any seismic data library assets);

(8) the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(9) any other transfer or series of related transfers that, but for this clause (9), would be Asset Sales, if the aggregate Fair Market Value of the assets transferred in such transaction or any such series of related transactions does not exceed $2.5 million;

(10) foreclosure, condemnation or any similar action with respect to any property or other assets;

(11) any disposition of Equity Interests, Indebtedness or other securities of an Unrestricted Subsidiary;

(12) to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a similar business;

(13) any financing transaction with respect to property constructed, acquired, replaced, repaired or improved (including any reconstruction, refurbishment, renovation and/or development of real property) by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Leaseback Transactions and asset securitizations, permitted by the Indenture; and

(14) any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind.

“Attributable Indebtedness”, when used with respect to any Sale and Leaseback Transaction, means, as at the time of determination, the present value (discounted at a rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in any such Sale and Leaseback Transaction.

“Bankruptcy Law” means Title 11 of the United States Code, as amended, or any similar federal or state law for the relief of debtors.

“Board of Directors” means, with respect to any Person, (i) in the case of any corporation, the board of directors of such Person, (ii) in the case of any limited liability company, the sole manager or the board of managers of such Person, as applicable (or the sole member or members holding a majority of the membership interests of such Person, as applicable, if such Person has elected not to be managed by any manager), (iii) in the case of any partnership, the Board of Directors of the general partner of such Person and (iv) in any other case, the functional equivalent of the foregoing or, in each case, other than for purposes of the definition of “Change of Control,” any duly authorized committee of such body.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.

“Capitalized Lease” means a lease required to be capitalized for financial reporting purposes in accordance with GAAP.

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a Capitalized Lease, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Equivalents” means:

(1) securities or other marketable obligations issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), in each case, maturing within one year of the date of acquisition thereof, unless such obligations are deposited by the Issuer (x) to defease any Indebtedness of (y) in a collateral or escrow account or similar arrangement to prefund the payment of interest on any Indebtedness;

(2) demand and time deposits and certificates of deposit or acceptances, maturing within one year of the date of acquisition thereof, of any financial institution that is organized under the laws of the United States of America, any state thereof or Canada or any province thereof, having combined capital and surplus and undivided profits of not less than $100.0 million (or the equivalent thereof in Canadian currency) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) commercial paper maturing within one year from the date of acquisition thereof issued by a corporation that is not the Issuer or an Affiliate of the Issuer, and is organized under the laws of any State of the United States of America, the District of Columbia or Canada and rated at least A-1 by S&P or at least P-1 by Moody’s;

(4) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with any commercial bank meeting the specifications of clause (2) above;

(5) securities with maturities of one year or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s; and

(6) investments in money market or other mutual funds at least 95% of whose assets comprise securities or other investments of the types described in clauses (1) through (5) above.

“Centerbridge” means Centerbridge Partners, L.P. and its Affiliates and successors.

“Change of Control” means the occurrence of any of the following events:

(1) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issue Date), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Issuer;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Issuer was approved by a vote of the majority of the directors of the Issuer then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Issuer; or

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or other business combination transaction), in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole to a Person, other than a Restricted Subsidiary or one or more Permitted Holders.

For purposes of this definition, (i) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement and (ii) any holding company whose only significant asset is Equity Interests of the Issuer shall not itself be considered a “person” or “group” for purposes of clause (1) or (2) above.

“Consolidated Debt Ratio” means, for any period, the ratio of (A) Consolidated Total Indebtedness to (B) Consolidated EBITDA of the Issuer for the most recently ended four fiscal quarters immediately preceding the calculation date for which financial statements are available, in each case with such pro forma adjustments to Consolidated Total Indebtedness and Consolidated EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Consolidated Interest Coverage Ratio.

“Consolidated EBITDA” means, for any period, the Consolidated Net Income for such period plus:

(1) Consolidated Interest Expense to the extent such expense was deducted in computing Consolidated Net Income (plus amounts excluded from Consolidated Interest Expense pursuant to clauses (A)-(E) thereof), plus

(2) provision for taxes based on income or profits or capital paid or accrued during and deducted and not added back in such period when computing Consolidated Net Income, plus

(3) the amount of Permitted Tax Payments to Parent to the extent such amounts were deducted in computing Consolidated Net Income, plus

(4) depreciation expense to the extent such expense was deducted in computing Consolidated Net Income, plus

(5) amortization expense to the extent such expense was deducted in computing Consolidated Net Income, plus

(6) the Deferred Revenue Amount to the extent such amounts were deducted in computing Consolidated Net Income, less

(7) Acquisition Revenue to the extent such amounts increased Consolidated Net Income, less

(8) Non-Monetary Exchanges to the extent such transactions increased Consolidated Net Income, less

(9) the Data Selection Amount to the extent such amounts increased Consolidated Net Income, less

(10) recognition of revenue previously deferred because such data was not available for delivery to the extent such amounts increased Consolidated Net Income, plus

(11) any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes and any Credit Facility and (ii) any amendment or other modification of the Notes or Credit Facility, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(12) any payments, fees and other expenses permitted under clause (10) of the second paragraph of the “Limitation on Restricted Payments” covenant, but only with respect to paragraphs (1) and (2) of the definition of “Permitted Payments to Parent.” plus

(13) all other non-cash items (including non-cash asset impairment charges) to the extent such items were deducted in computing Consolidated Net Income (other than amortization of pre-paid cash expenses and items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all other non-cash items increasing Consolidated Net Income (other than items which represent the reversal of an accrual or reserve for anticipated cash charges in any prior period), plus

(14) the amount of management, monitoring, consulting and advisory fees (including termination fees) and related indemnities and expenses paid or accrued in such period to a Permitted Holder to the extent otherwise permitted hereunder; plus

(15) the amount of net cost savings projected by the Issuer in good faith to be realized as a result of specified actions either taken or initiated prior to or during such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized or expected to be realized prior to or during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable, (y) such actions have been taken or initiated no later than 12 months after the Issue Date and (z) the aggregate amount of such cost savings does not exceed 10% of Consolidated EBITDA for the Issuer and its Restricted Subsidiaries for such period (calculated prior to giving any effect to any adjustment pursuant to this clause (vii)); plus

(16) any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of the Issuer (other than Disqualified Equity Interests) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments;” plus

(17) any net loss included in the consolidated financial statements due to the application of Accounting Standard Codification Topic 810; plus

(18) net realized losses from Hedging Obligations or embedded derivatives that require similar accounting treatment and the application of Accounting Standard Codification Topic 815 and related pronouncements.

“Consolidated Interest Coverage Ratio” means the ratio of (x) Consolidated EBITDA during the most recent four consecutive full fiscal quarters for which financial statements are available (the “Four-Quarter Period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the “Transaction Date”), to (y) Consolidated Interest Expense for the Four-Quarter Period.

In the event that the Issuer or any Restricted Subsidiary incurs, assumes, Guarantees, redeems, defeases, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Equity Interests or Preferred Stock subsequent to the commencement of the period for which the Consolidated Interest Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Consolidated Interest Coverage Ratio is made (the “Consolidated Interest Coverage Ratio Calculation Date”), then the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, defeasance, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Equity Interests or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation shall not give effect to any Indebtedness incurred on such determination date pursuant to the provisions described in the second paragraph under “—Certain Covenants—Limitation on Indebtedness.”

For purposes of making the computation referred to above, any Investment, acquisitions, dispositions, mergers, consolidations and disposed operations that have been made by the Issuer or any of its Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Consolidated Interest Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed or discontinued operations (and the change in any associated fixed charge obligations and the change in Consolidated EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed or discontinued operation that would have required adjustment pursuant to this definition, then the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

“Consolidated Interest Expense” for any period means the sum, without duplication, of the total interest expense of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP and including without duplication,

(1) imputed interest on Capitalized Lease Obligations and Attributable Indebtedness,

(2) commissions, discounts and other fees and charges owed with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings,

(3) the net costs associated with Hedging Obligations,

(4) the interest portion of any deferred payment obligations,

(5) all other non-cash interest expense (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), and

(6) capitalized interest, and excluding

(A) accretion or accrual of discounted liabilities other than Indebtedness;

(B) any expenses resulting from the discounting of any Indebtedness in connection with the application of purchase accounting in connection with any acquisition;

(C) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses;

(D) any expenses of commitment or other financing fees; and

(E) interest with respect to Indebtedness of any Parent of such person appearing upon the balance sheet of such Person solely by reason of push-down accounting under GAAP.

For purposes of this definition, imputed interest on Capitalized Lease Obligations and Attributable Indebtedness shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For the avoidance of doubt, no item, cost or expense that is subject to clauses (1)-(6) hereof shall also be deemed excluded by clauses (A)-(E) hereof.

“Consolidated Net Income” for any period means the net income (or loss) of the Issuer and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication:

(1) the net income (or loss) of any Person (other than a Restricted Subsidiary) in which any Person other than the Issuer and the Restricted Subsidiaries has an ownership interest; provided that Consolidated Net Income shall be increased by cash or Cash Equivalents that have actually been distributed to the Issuer or any of its Restricted Subsidiaries during such period (as a dividend or other distribution or return on investment or otherwise) or could have been so distributed, as reasonably determined by an Officer of the Issuer (subject, in the case of a dividend or other distribution or return on investment to a Restricted Subsidiary, to the limitations contained in clause (3) below);

(2) except to the extent includible in the consolidated net income of the Issuer pursuant to the foregoing clause (1), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary or is merged into or consolidated with the Issuer or any Restricted Subsidiary or (b) the assets of such Person are acquired by the Issuer or any Restricted Subsidiary;

(3) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” the net income of any Restricted Subsidiary during such period to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that income is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary during such period (other than (a) restrictions that have been waived or otherwise released, (b) restrictions pursuant to any Credit Facility, the Notes or the Indenture, and (c) any amendment restatement or modification of the agreements listed in subclause (b) of this clause (3) that would otherwise comply with clause (13) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Dividend and Other Restrictions Affecting Restricted Subsidiaries,” except that the Issuer’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed or that could have been distributed by such Restricted Subsidiary during such period to the Issuer or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause);

(4) in the case of a successor to the Issuer by consolidation, merger or transfer of its assets, any income (or loss) of the successor prior to such merger, consolidation or transfer of assets;

(5) gains and losses due to fluctuations in currency values and the related tax effects according to GAAP (including unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person and any unrealized foreign exchange gains or losses relating to translation of assets and liabilities denominated in foreign currencies and any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of the Issuer or any Restricted Subsidiary owing to the Issuer or any Restricted Subsidiary);

(6) unrealized gains and losses with respect to Hedging Obligations;

(7) the cumulative effect of any change in accounting principles;

(8) any extraordinary, exceptional, unusual, or nonrecurring gain, loss, charge or any charges, expenses (including any after-tax effect of income (loss) from the early extinguishment or cancellation of Indebtedness or Hedging Obligations or other derivative instruments);

(9) income or loss attributable to discontinued operations (as defined by GAAP) (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

(10)(x) (x) any non-cash impairment charges resulting from the application of Accounting Standards Codification Topics 350 and 360 and (y) the impact resulting from the change in asset or liability valuations required by Accounting Standards Codification Topic 805 (and related accounting pronouncements and conventions);

(11)(i) non-cash compensation charges relating to stock appreciation rights, stock options, restricted stock grants or other equity-incentive programs and (ii) any non-cash deemed finance charges in respect of any pension liabilities or other provisions;

(12)(i) the amortization of any premiums, fees or expenses incurred in connection with the Transactions and (ii) all deferred financing costs written off and premiums paid or other expenses incurred directly in connection with any early extinguishment of Indebtedness and any net gain (loss) from any write-off or forgiveness of Indebtedness;

(13) the amount of any restructuring charges or reserves and costs and expenses in connection with retention, severance, termination of future lease commitments and costs and expenses to consolidate facilities and relocate employees;

(14) any goodwill or other intangible asset impairment charge or write-off; and

(15) any net unrealized gains and losses resulting from Hedging Obligations or embedded derivatives that require similar accounting treatment and the application of Accounting Standards Codification Topic 815 and related pronouncements.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and the Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments, and (2) the aggregate amount of all outstanding Disqualified Equity Interests of the Issuer and all Preferred Stock of the Restricted Subsidiaries, with the amount of such Disqualified Equity Interests and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and their Maximum Fixed Repurchase Prices, in each case, determined on a consolidated basis and in the amount reflected on the face of a balance sheet prepared in accordance with GAAP.

For purposes hereof, (a) the “Maximum Fixed Repurchase Price” of any Disqualified Equity Interests or Preferred Stock means the price at which such Disqualified Equity Interests or Preferred Stock could be redeemed or repurchased by the Issuer thereof in accordance with its terms or, if such Disqualified Equity Interests or Preferred Stock cannot be so redeemed or repurchased, the Fair Market Value of such Disqualified Equity Interests or Preferred Stock, in each case, determined on any date on which Consolidated Total Indebtedness shall be required to be determined and (b) the amount of Indebtedness under any revolving Credit Facility shall be computed based upon the average balance of such Indebtedness at the end of each month during such period).

“Credit Agreement” means the Credit Agreement, dated as of May 25, 2011, as amended by Amendment No. 1 to Credit Agreement, dated as of November 28, 2011 and Amendment No. 2 to Credit Agreement, dated as of March 1, 2013, by and among Seitel and Olympic Seismic Ltd., a corporation incorporated under the laws of the Province of Alberta, Canada, as borrowers, the lenders party thereto, Wells Fargo Capital Finance, LLC, as U.S. Agent, Wells Fargo Capital Finance Corporation Canada, as Canadian Agent, and the other parties thereto from time to time, including, without limitation, any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, modified, amended and restated, renewed, refunded, replaced or refinanced from time to time (including, without limitation, to increase the amount of available borrowings thereunder or to add additional borrowers or guarantors thereunder).

“Credit Facility” means one or more debt facilities or subfacilities (including, without limitation, the Credit Agreement) providing for revolving credit loans, term loans or letters of credit (including any notes, guarantees, collateral and security documents, instruments and agreements executed in connection therewith (including Hedging Obligations related to the Indebtedness incurred thereunder)), in each case as such facilities may be amended, amended and restated, supplemented, modified, refinanced, replaced or otherwise restructured, in whole or in part from time to time (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Issuer as additional borrowers or guarantors thereunder) with respect to all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders.

“Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

“Data Selection Amount” for any period means the amount of revenue of the Issuer and the Restricted Subsidiaries recognized for accounting purposes by reason of selections of data from the data library by customers during such period.

“Default” means (1) any Event of Default or (2) any event, act or condition that, after notice or the passage of time or both, would be an Event of Default.

“Deferred Revenue Amount” for any period means the amount of revenue of the Issuer and the Restricted Subsidiaries for such period that is non-refundable, but not recognized for accounting purposes due to the fact that either (i) data selections from the data library relating to such revenue have not yet been made or (ii) the agreement pursuant to which such revenue is earned relates to data that is not yet available.

“Designation” has the meaning given to this term in the covenant described under “—Certain Covenants—Limitation on Designation of Unrestricted Subsidiaries.”

“Disinterested Directors” means, with respect to any Affiliate Transaction, a member of the Board of Directors of the Issuer having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of the Board of Directors of the Issuer shall be deemed not to have such a financial interest by reason of such member’s holding Equity Interests of the Issuer or any options, warrants or other rights in respect of such Equity Interests.

“Disqualified Equity Interests” of any Person means any class of Equity Interests of such Person that, by its terms, or by the terms of any related agreement or of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, whether or not at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the date which is 91 days after the final maturity date of the Notes; provided, however, that any class of Equity Interests of such Person that, by its terms, authorizes such Person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Equity Interests that are not Disqualified Equity Interests, and that is not convertible, puttable or exchangeable for Disqualified Equity Interests or Indebtedness, will not be deemed to be Disqualified Equity Interests so long as such Person satisfies its obligations with respect thereto solely by the delivery of Equity Interests that are not Disqualified Equity Interests; provided further, however, that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests is convertible, exchangeable or exercisable) the right to require the Issuer to redeem such Equity Interests upon the occurrence of a change in control occurring prior to the final maturity date of the Notes shall not constitute Disqualified Equity Interests if the change in control provisions applicable to such Equity Interests are no more favorable to such holders than the provisions described under “—Change of Control” and “—Certain Covenants—Limitation on Asset Sales,” respectively, and such Equity Interests specifically provide that the Issuer will not redeem any such Equity Interests pursuant to such provisions prior to the Issuer’s purchase of the Notes as required pursuant to the provisions described under “—Change of Control” and “—Certain Covenants—Limitation on Asset Sales,” respectively.

“Equity Interests” of any Person means (1) any and all shares or other equity interests (including common stock, Preferred Stock, limited liability company interests and partnership interests) in such Person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person, but excluding any debt securities convertible into Equity Interests.

“Equity Offering” means (x) a sale of Equity Interests of the Issuer or Parent (other than Disqualified Equity Interests), or (y) the sale of Equity Interests or other securities, the proceeds of which are contributed to the equity (other than through the issuance of Disqualified Equity Interests) of the Issuer or Parent or any of their respective Restricted Subsidiaries, in the case of (x) and (y) other than to the Issuer or a Restricted Subsidiary.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Contributions” means cash, Cash Equivalents, property or assets (valued at their Fair Market Value as determined in good faith by the Issuer) received by the Issuer as capital contributions to the equity (other than through the issuance of Disqualified Equity Interests) of the Issuer after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary) of Equity Interests (other than Disqualified Equity Interests) of the Issuer, to the extent designated as an Excluded Contribution pursuant to an Officers’ Certificate of the Issuer.

“Fair Market Value” means, with respect to any asset, the price that would be negotiated (after taking into account any liabilities relating to such asset) in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by the Board of Directors of the Issuer or a duly authorized committee thereof, whose determination shall be conclusive if evidenced by a resolution of the Board of Directors.

“Foreign Subsidiary” means any Subsidiary of the Issuer that is an entity which is a controlled foreign corporation under Section 957 of the Internal Revenue Code.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the Issue Date.

“guarantee” means a direct or indirect guarantee by any Person of any Indebtedness of any other Person and includes any obligation, direct or indirect, contingent or otherwise, of such Person: (1) to purchase or pay (or advance or supply funds for the purchase or payment of) Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise); or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); “guarantee,” when used as a verb, and “guaranteed” have correlative meanings.

“Guarantors” means each Restricted Subsidiary (other than any Foreign Subsidiary) of the Issuer on the Issue Date, and each other Person that is required to, or at the election of the Issuer does, become a Guarantor by the terms of the Indenture after the Issue Date, in each case, until such Person is released from its Note Guarantee in accordance with the terms of the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person under swap, cap, collar, forward purchase or similar agreements or arrangements dealing with interest rates, currency exchange rates or commodity prices, either generally or under specific contingencies.

“Holder” means any registered holder, from time to time, of the Notes.

“Immaterial Subsidiary” means any Restricted Subsidiary that (i) has not guaranteed any other Indebtedness of the Issuer and (ii) has Total Assets together with all other Immaterial Subsidiaries (as determined in accordance with GAAP) and Consolidated EBITDA of less than 5.0% of the Issuer’s Total Assets and Consolidated EBITDA (measured, in the case of Total Assets, at the end of the most recent fiscal period for which internal financial statements are available and, in the case of Consolidated EBITDA, for the four quarters ended most recently for which internal financial statements are available, in each case measured on a pro forma basis giving effect to any acquisitions or depositions of Issuer, division or lines of business since such balance sheet date or the start of such four quarter period, as applicable, and on or prior to the date of acquisition of such Subsidiary).

“incur” means, with respect to any Indebtedness or Obligation, incur, create, issue, assume, guarantee or otherwise become, directly or indirectly, liable, contingently or otherwise, with respect to such Indebtedness or Obligation; provided that (1) the Indebtedness of a Person existing at the time such Person became a Restricted Subsidiary shall be deemed to have been incurred by such Restricted Subsidiary and (2) neither the accrual of interest nor the accretion of original issue discount or the accretion or accumulation of dividends on any Equity Interests shall be deemed to be an incurrence of Indebtedness.

“Indebtedness” of any Person at any date of determination means, without duplication:

(1) all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions;

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than 12 months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except trade payables (including but not limited to accounts payable or any other indebtedness or monetary obligation to trade creditors) and accrued expenses incurred by such Person in the ordinary course of business in connection with obtaining goods, materials or services;

(5) the maximum fixed redemption or repurchase price of all Disqualified Equity Interests of such Person, less accrued dividends, if any;

(6) all Capitalized Lease Obligations of such Person;

(7) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(8) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Issuer or its Subsidiaries that is guaranteed by the Issuer or the Issuer’s Subsidiaries shall be counted only once in the calculation of the amount of Indebtedness of the Issuer and its Subsidiaries on a consolidated basis;

(9) all Attributable Indebtedness;

(10) to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

(11) all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person;

provided, in the case of the foregoing clauses (1), (2) and (6) of this definition of “Indebtedness”, if and only to the extent that the obligations in such clauses would appear as liabilities on a balance sheet prepared in accordance with GAAP.

The amount of any Indebtedness which is incurred at a discount to the principal amount at maturity thereof as of any date is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such Person for any such contingent obligations at such date and, in the case of clause (7), the lesser of (a) the Fair Market Value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (b) the amount of the Indebtedness secured. For purposes of clause (5), the “maximum fixed redemption or repurchase price” of any Disqualified Equity Interests that do not have a fixed redemption or repurchase price shall be calculated in accordance with the terms of such Disqualified Equity Interests as if such Disqualified Equity Interests were redeemed or repurchased on any date on which an amount of Indebtedness outstanding shall be required to be determined pursuant to the Indenture. Money borrowed and set aside at the time of the incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be “Indebtedness” so long as such money is held to secure the payment of such interest.

Indebtedness shall not include (x) any liability for federal, state, or local or other taxes, or (y) performance, surety or appeal bonds provided in the ordinary course of business.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the reasonable judgment of the Issuer’s Board of Directors, qualified to perform the task for which it has been engaged and disinterested and independent with respect to the Issuer and its Affiliates.

“Initial Purchasers” means Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC.

“interest” means, with respect to the Notes, interest and Additional Interest, if any, on the Notes.

“Investment Grade Ratings” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, subject in each case to the proviso included in the definition of “Required Rating Agencies.”

“Investments” of any Person means:

(1) all direct or indirect investments by such Person in any other Person in the form of loans, advances or capital contributions or other credit extensions constituting Indebtedness of such other Person, and any guarantee of Indebtedness of any other Person;

(2) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Equity Interests or other securities of any other Person (other than any such purchase that constitutes a Restricted Payment of the type described in clause (2) of the definition thereof);

(3) all other items that would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP (including, if required by GAAP, purchases of assets outside the ordinary course of business); and

(4) the Designation of any Subsidiary as an Unrestricted Subsidiary.

Except as otherwise expressly specified in this definition, the amount of any Investment (other than an Investment made in cash) shall be the Fair Market Value thereof on the date such Investment is made. If the Issuer or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary, or any Restricted Subsidiary issues any Equity Interests, in either case, such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary, the Issuer shall be deemed to have made an Investment on the date of any such sale or other disposition equal to the Fair Market Value of the Equity Interests of and all other Investments in such Restricted Subsidiary retained. Notwithstanding the foregoing, purchases or redemptions of Equity Interests of the Issuer shall be deemed not to be Investments.

“Issue Date” means March 20, 2013.

“Lien” means, with respect to any asset, any mortgage, deed of trust, lien (statutory or other), pledge, lease, easement, restriction, covenant, charge, security interest or other encumbrance of any kind or nature in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Net Available Proceeds” means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents, net of

(1) brokerage commissions and other fees and expenses (including fees, discounts and expenses of legal counsel, accountants and investment banks, consultants and Initial Purchasers) of such Asset Sale;

(2) provisions for taxes payable as a result of such Asset Sale (after taking into account any available tax credits or deductions and any tax sharing arrangements);

(3) amounts required to be paid to any Person (other than the Issuer or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale or having a Lien thereon;

(4) payments of unassumed liabilities (not constituting Indebtedness) relating to the assets sold at the time of, or within 30 days after the date of, such Asset Sale; and

(5) appropriate amounts to be provided by the Issuer or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any adjustment in the sale price of such asset or assets or liabilities associated with such Asset Sale and retained by the Issuer or any Restricted Subsidiary, as the case may be, immediately after such Asset Sale, including pensions and other postemployment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers’ Certificate delivered to the Trustee; provided, however, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Available Proceeds.

“Non-Monetary Exchange” means the grant by the Issuer or any Restricted Subsidiary to a customer of a non-exclusive license to selected data from the data library in exchange for ownership of separate seismic data supplied by such customer.

“Obligation” means any principal, interest, penalties, fees, indemnification, reimbursements, costs, expenses, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the final offering memorandum of the Issuer relating to the old notes dated March 15, 2013.

“Officer” means any of the following of the Issuer: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President (to the extent an officer of the Issuer), the Treasurer or the Secretary.

“Officers’ Certificate” means a certificate signed by two Officers.

“Parent” means Seitel Holdings, Inc., or any other direct or indirect parent company of the Issuer.

“Pari Passu Indebtedness” means any Indebtedness of the Issuer or any Guarantor that ranks pari passu in right of payment with the Notes or the Note Guarantees, as applicable.

“Permitted Business” means (a) the business of Seitel and its Subsidiaries engaged in on the Issue Date and (b) any business or other activities that are related, ancillary or complementary to or a reasonable extension, development or expansion of, any such business.

“Permitted Holders” means any of (a) ValueAct Capital Master Fund, L.P., ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P., ValueAct Capital International, Ltd. and its successor ValueAct Capital International I, L.P., ValueAct Capital International II, L.P., VA Partners, LLC, ValueAct Capital Management, LLC or any of their respective Affiliates (collectively, the “ValueAct Entities”), (b) Centerbridge or any of its Affiliates (collectively, the “Centerbridge Entities”), (c) any present or former managing director, director, general partner, member, limited partner, officer, stockholder or employee of any ValueAct Entity and/or Centerbridge Entity, (d) any present or former officers and directors of the Issuer any direct or indirect parent or Affiliate thereof, (e) any (x) spouse, lineal descendant (in each case, natural or adopted), siblings, or ancestors of the Persons in clause (b) and (c) above, and (y) estate or trust, the beneficiaries of which, or corporation, partnership, limited liability corporation or other entity, the stockholders, partners, members, owners or Persons holding a controlling interest of which, consist of one or more Persons referred to in the immediately preceding clause (x), (f) any Parent of the Issuer that directly or indirectly is the beneficial owner of 100% of the issued and outstanding Equity Interests of the Issuer and (g) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members and any Affiliate of such group.

“Permitted Investment” means:

(1) Investments by the Issuer or any Restricted Subsidiary in (a) any Restricted Subsidiary or (b) in any Person that will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into, or transfer or convey all or substantially all its assets to, the Issuer or a Restricted Subsidiary;

(2) Investments in the Issuer by any Restricted Subsidiary;

(3) loans and advances to directors, employees and officers of the Issuer and the Restricted Subsidiaries for bona fide business purposes and to purchase Equity Interests of the Issuer not in excess of $1.0 million at any one time outstanding;

(4) Hedging Obligations incurred pursuant to clause (3) of the second paragraph under the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(5) cash and Cash Equivalents;

(6) receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms, provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(7) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(8) Investments made by the Issuer or any Restricted Subsidiary as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under “—Certain Covenants—Limitation on Asset Sales”;

(9) lease, utility, prepaid expenses and other similar deposits in the ordinary course of business;

(10) stock, obligations, securities or other Investments received in settlement of debts or other obligations, created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in satisfaction of judgments;

(11) Investments of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Issuer or at the time such Person merges or consolidates with the Issuer or any of its Restricted Subsidiaries, in either case, in compliance with the Indenture; provided that such Investments were not made by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Issuer or such merger or consolidation;

(12) obligations of one or more officers or other employees of the Issuer or any of its Restricted Subsidiaries in connection with such officer’s or employee’s acquisition of Equity Interests of a Parent or Equity Interests of the Issuer so long as no cash or other assets are paid by the Issuer or any of its Restricted Subsidiaries to such officers or employees pursuant to any such obligations;

(13) Investments existing on the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing as of the Issue Date (excluding any such extension, modification or renewal involving additional advances, contributions or other investments of cash or property or other increases thereof unless it is (a) a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms, as of the Issue Date, of the original Investment so extended, modified or renewed or (b) required by the terms of a joint venture agreement as in existence on the Issue Date);

(14) Guarantees of Indebtedness of the Issuer or a Restricted Subsidiary permitted under the “—Certain Covenants—Limitation on Indebtedness” covenant and performance guarantees in the ordinary course of business;

(15) commission, payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(16) an Investment in an Unrestricted Subsidiary consisting solely of an Investment in another Unrestricted Subsidiary;

(17) repurchases of the Notes and if issued, any Additional Notes;

(18) any Investment to the extent made using Equity Interests of the Issuer (other than Disqualified Equity Interests) or Equity Interests of any Parent as consideration;

(19) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses or leases of intellectual property, in any case, in the ordinary course of business and in accordance with the Indenture;

(20) Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited by the Indenture;

(21) Investments consisting of licensing of intellectual property pursuant to joint marketing arrangements with other Persons;

(22) contributions to a “rabbi” trust for the benefit of employees or other grantor trust subject to claims of creditors in the case of a bankruptcy of the Issuer; and

(23) other Investments (including, without limitation, Investments in joint ventures but excluding Investments in Unrestricted Subsidiaries) in an aggregate amount not to exceed $15.0 million at any one time outstanding (with each Investment being valued as of the date made and without regard to subsequent changes in value); provided that, in the event of an Investment in any Person that is not a Restricted Subsidiary, such Person shall not use the proceeds of such Investment to purchase, redeem, retire or otherwise acquire for value any shares of Equity Interests of the Issuer.

The amount of Investments outstanding at any time pursuant to clause (23) above shall be deemed to be reduced:

(a) upon the disposition or repayment of or return on any Investment made pursuant to clause (23) above, by an amount equal to the return of capital with respect to such Investment to the Issuer or any Restricted Subsidiary (to the extent not included in the computation of Consolidated Net Income), less the cost of the disposition of such Investment and net of taxes; and

(b) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, by an amount equal to the lesser of (x) the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary immediately following such Redesignation, and (y) the aggregate amount of Investments in such Subsidiary that increased (and did not previously decrease) the amount of Investments outstanding pursuant to clause (23) above.

“Permitted Liens” means the following types of Liens:

(1) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Issuer or the Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(5) judgment Liens not giving rise to an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which the proceedings may be initiated has not expired;

(6) easements, rights-of-way, zoning restrictions and other similar charges, restrictions or encumbrances in respect of real property or immaterial imperfections of title which do not, in the aggregate, impair in any material respect the ordinary conduct of the business of the Issuer and the Restricted Subsidiaries taken as a whole;

(7) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other assets relating to such letters of credit and products and proceeds thereof;

(8) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Issuer or any Restricted Subsidiary (including surety bonds incurred in the ordinary course of business), including rights of offset and setoff;

(9) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more of accounts maintained by the Issuer or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

(10) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Issuer and its Restricted Subsidiaries, taken as a whole;

(11) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(12) Liens securing all of the Notes and Liens securing any Note Guarantee;

(13) Liens existing on the Issue Date;

(14) Liens in favor of the Issuer or a Restricted Subsidiary;

(15) Liens securing (a) Indebtedness under any Credit Facility incurred pursuant to clause (1) of the second paragraph of the “—Limitation on Indebtedness” covenant and (b) Hedging Obligations relating to Indebtedness permitted to be incurred under the Indenture and (c) Indebtedness incurred under clause (10)(B) of the second paragraph of the “—Limitation on Indebtedness” covenant.

(16) Liens securing Purchase Money Indebtedness and Capitalized Lease Obligations; provided that such Liens shall not extend to any asset other than the specified asset being financed and additions and improvements thereon;

(17) Liens securing Acquired Indebtedness (other than Indebtedness incurred in connection with, or in contemplation of, the acquisition of, or a merger with, the Person being acquired) permitted to be incurred under the Indenture; provided that the Liens do not extend to assets not subject to such Lien at the time of acquisition (other than improvements thereon) and are no more favorable to the lienholders than those securing such Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Issuer or a Restricted Subsidiary;

(18) Liens on assets or Equity Interests of a Person existing at the time such Person is acquired or merged with or into or consolidated with the Issuer or any Restricted Subsidiary (and not created in anticipation or contemplation thereof);

(19) Liens to secure Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (13), (16), (17) and (18); provided that in the case of Liens securing Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (16), (17) and (18), such Liens do not extend to any additional assets (other than improvements thereon and replacements thereof);

(20) Liens on assets of a Restricted Subsidiary that is not a Guarantor;

(21) Liens to secure Attributable Indebtedness and/or that are incurred pursuant to the Indenture; provided that any such Lien shall not extend to or cover any assets of the Issuer or any Restricted Subsidiary other than the assets which are the subject of the Sale and Leaseback Transaction in which the Attributable Indebtedness is incurred;

(22) Liens on cash set aside at the time of the incurrence of any Indebtedness, or government securities purchased with such cash, in either case, to the extent that such cash or government securities pre-fund the payment of interest on such Indebtedness and are held in a collateral or escrow account or similar arrangement to be applied for such purpose;

(23) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(24) Liens on or sales of receivables;

(25) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Issuer or any of its Restricted Subsidiaries in the normal course of business in accordance with the past practices of the Issuer and its Restricted Subsidiaries prior to the Issue Date;

(26) Liens encumbering property or assets being created, constructed or developed arising from progress or partial payments by a customer of the Issuer or its Restricted Subsidiaries relating to such property or assets;

(27) Liens on assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets or securities if such sale is otherwise permitted by the Indenture;

(28) Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement permitted hereunder;

(29) Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Permitted Investments to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to sell any property in an asset sale permitted under the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock,” in each case, solely to the extent such Investment or asset sale, as the case may be, would have been permitted on the date of the creation of such Lien; and

(30) Liens incurred in the ordinary course of business of the Issuer or any Restricted Subsidiary with respect to obligations (other than Indebtedness) that do not in the aggregate exceed $15.0 million at any one time outstanding.

“Permitted Payments to Parent” means:

(1) Permitted Tax Payments to Parent;

(2)(a) the payment by the Issuer to any Affiliate of the Issuer of management fees of not more than $1.5 million or (b) the reimbursement to any such Affiliate of related expenses of not more than $1.0 million, in the case of (a) or (b), in the aggregate in any calendar year;

(3) payments, directly or indirectly, to a Parent if the proceeds are used to pay general corporate and overhead expenses (including, without limitation, in respect of administrative, legal and accounting services) incurred in the ordinary course of its business as a holding company of the Issuer and its Subsidiaries; and

(4) payments, directly or indirectly, to a Parent if the proceeds are used to pay reasonable and customary directors fees payable to, and indemnity provided on behalf of, the Board of Directors of such Parent, indemnity provided on behalf of officers of Parent, and customary reimbursement of travel and similar expenses incurred in the ordinary course of business.

“Permitted Tax Payments to Parent” means payments, directly or indirectly, to a Parent to be used by a Parent to pay (x) consolidated, combined or similar federal, state and local taxes payable by a Parent and directly attributable to (or arising as a result of) the operations of the Issuer and its Subsidiaries and (y) franchise or similar taxes and fees of a Parent required to maintain such Parent’s corporate or other existence and other taxes; provided that:

(a) for so long as the Issuer is the only direct subsidiary of a Parent, (i) the amount of such dividends, distributions or advances paid shall not exceed the amount (x) that is the lesser of (1) the amount that would be due with respect to a consolidated, combined or similar federal, state or local tax return that included the Issuer and its Subsidiaries for which the Issuer would be the corporate parent and (2) the net amount of the relevant tax that a Parent actually owes to the relevant taxing authority, plus (y) the actual amount of such franchise or similar taxes and fees of a Parent required to maintain such Parent’s corporate or other existence; and (ii) such payments are used by a Parent for such purposes within 60 days of the receipt of such payment; and

(b) if there is any direct subsidiary of a Parent other than the Issuer, the amount of such dividends, distributions or advances paid shall not exceed the amount that would be due with respect to a consolidated, combined or similar federal, state or local tax return that included the Issuer and its Subsidiaries for which the Issuer would be the corporate parent.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

“Plan of Liquidation” with respect to any Person, means a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise): (1) the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety; and (2) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition of all or substantially all of the remaining assets of such Person to holders of Equity Interests of such Person.

“Preferred Stock” means, with respect to any Person, any and all preferred or preference stock or other equity interests (however designated) of such Person whether now outstanding or issued after the Issue Date.

“principal” means, with respect to the Notes, the principal of, and premium, if any, on the Notes.

“Public Equity Offering” means an underwritten primary public offering of common stock of Parent or the Issuer pursuant to (x) applicable Canadian securities laws or (y) an effective registration statement under the Securities Act, other than public offerings of common stock of a Parent or the Issuer registered on Form S-4 or Form S-8.

“Purchase Money Indebtedness” means Indebtedness, including Capitalized Lease Obligations, of the Issuer or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price of property, plant or equipment (including, without limitation, acquisitions of the Equity Interests of a Person that becomes a Restricted Subsidiary, to the extent of the Fair Market Value of the real or personal property so acquired, plus goodwill associated therewith) used in the business of the Issuer or any Restricted Subsidiary or the cost of installation, construction or improvement thereof; provided, however, that (1) the amount of such Indebtedness shall not exceed such purchase price or cost and (2) such Indebtedness shall be incurred not later than 120 days after such acquisition of such asset by the Issuer or such Restricted Subsidiary or such installation, construction or improvement.

“Qualified Equity Interests” means Equity Interests of the Issuer other than Disqualified Equity Interests; provided that such Equity Interests shall not be deemed Qualified Equity Interests to the extent sold or owed to a Subsidiary of the Issuer or financed, directly or indirectly, using funds (1) borrowed from the Issuer or any Subsidiary of the Issuer until and to the extent such borrowing is repaid or (2) contributed, extended, guaranteed or advanced by the Issuer or any Subsidiary of the Issuer (including, without limitation, in respect of any employee stock ownership or benefit plan).

“redeem” means to redeem, repurchase, purchase, defease, retire, discharge or otherwise acquire or retire for value (including the payment of any premium or payment of accrued interest); and “redemption” shall have a correlative meaning; provided that this definition shall not apply for purposes of the third paragraph under the caption “—Optional Redemption.”

“Redesignation” has the meaning given to such term in the covenant described under “—Certain Covenants—Limitation on Designation of Unrestricted Subsidiaries.”

“refinance” means to refinance, repay, prepay, replace, renew or refund.

“Refinancing Indebtedness” means Indebtedness of the Issuer or a Restricted Subsidiary or Preferred Stock of a Restricted Subsidiary incurred or issued in exchange for, or the proceeds of which are used, within 120 days of such issuance or receipt of such proceeds, to redeem, refund, defease or refinance in whole or in part, any Indebtedness of the Issuer or any Restricted Subsidiary or Preferred Stock of a Restricted Subsidiary (the “Refinanced Indebtedness”); provided that:

(1) the principal amount (or accreted value, in the case of Indebtedness issued at a discount) or liquidation preference of the Refinancing Indebtedness does not exceed the principal amount (or accreted value, as the case may be) or liquidation preference of the Refinanced Indebtedness plus the amount of accrued and unpaid interest or accumulated and unpaid dividends on the Refinanced Indebtedness, any premium paid to the holders of the Refinanced Indebtedness and reasonable expenses incurred in connection with the incurrence of the Refinancing Indebtedness;

(2) the obligor of Refinancing Indebtedness does not include any Person (other than the Issuer or any Guarantor) that is not an obligor of the Refinanced Indebtedness;

(3) if the Refinanced Indebtedness was subordinated in right of payment to the Notes or the Note Guarantees, as the case may be, then such Refinancing Indebtedness, by its terms, is subordinate in right of payment to the Notes or the Note Guarantees, as the case may be, at least to the same extent as the Refinanced Indebtedness;

(4) the Refinancing Indebtedness has a final stated maturity either (a) no earlier than the final stated maturity of the Refinanced Indebtedness being repaid or amended or (b) after the maturity date of the Notes; and

(5) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Refinanced Indebtedness being repaid that is scheduled to mature on or prior to the maturity date of the Notes.

“Registered Exchange Offer” has the meaning set forth in the Registration Rights Agreement.

“Registration Rights Agreement” means the registration rights agreement dated as of the Issue Date among the Issuer, the Guarantors and Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, as Initial Purchasers.

“Required Rating Agencies” means both Moody’s and S&P or their respective successors; provided that if either Moody’s or S&P (or their respective successors) is no longer conducting business or is no longer rating companies in the Issuer’s industry generally, then Required Rating Agencies means either Moody’s or S&P (or their respective successors), as applicable.

“Restricted Payment” means any of the following:

(1) the declaration or payment of any dividend or any other distribution on Equity Interests of the Issuer or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Equity Interests of the Issuer or any Restricted Subsidiary held by Persons other than the Issuer or any of its Restricted Subsidiaries, including, without limitation, any payment in connection with any merger or consolidation involving the Issuer but excluding (a) dividends or distributions payable solely in Qualified Equity Interests or through accretion or accumulation of such dividends on such Equity Interests and (b) in the case of Restricted Subsidiaries, dividends or distributions payable to the Issuer or to a Restricted Subsidiary and pro rata dividends or distributions payable to minority stockholders of any Restricted Subsidiary;

(2) the redemption of any Equity Interests of the Issuer or any Restricted Subsidiary, including, without limitation, any payment in connection with any merger or consolidation involving the Issuer but excluding any such Equity Interests held by the Issuer or any Restricted Subsidiary;

(3) any Investment other than a Permitted Investment; or

(4) any voluntary or optional principal repayment, or voluntary or optional redemption, of any Subordinated Indebtedness (in each case, other than intercompany Indebtedness owed to the Issuer or a Guarantor) prior to the scheduled maturity or prior to any scheduled repayment of principal, sinking fund payment, or amortization or other installment payment, as the case may be, in respect of such Subordinated Indebtedness (other than the redemption of any Subordinated Indebtedness in anticipation of satisfying a scheduled maturity, sinking fund, principal or amortization or other installment obligation, in each case due within 180 days of the date of such redemption).

“Restricted Payments Basket” has the meaning given to such term in the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc., and its successors.

“Sale and Leaseback Transaction” means with respect to any Person an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party, providing for the leasing by such Person of any asset of such Person which has been or is being sold or transferred by such Person to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such asset.

“SEC” means the U.S. Securities and Exchange Commission.

“Secretary’s Certificate” means a certificate signed by the Secretary or an Assistant Secretary of the Issuer.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shelf Registration Statement” has the meaning set forth in the Registration Rights Agreement.

“Significant Subsidiary” means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (1) for the most recent fiscal year of the Issuer, accounted for more than 10% of the consolidated revenues of the Issuer and the Guarantors or (2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Issuer and the Guarantors, all as set forth on the most recently available consolidated financial statements of the Issuer for such fiscal year provided that, in the case of clause (9) of the provisions described under “—Amendment, Supplement and Waiver,” any reference in this definition to 10% shall be substituted with a reference to 5%.

“Subordinated Indebtedness” means (a) with respect to the Issuer, any Indebtedness of the Issuer that is by its terms subordinated in right of payment to the Notes and (b) with respect to any Guarantor, any Indebtedness of such Guarantor that is by its terms subordinated in right of payment to its Note Guarantee.

“Subsidiary” means, with respect to any Person:

(1) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors thereof are at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

Unless otherwise specified, “Subsidiary” refers to a Subsidiary of the Issuer.

“Total Assets” means, with respect to any Person, as of any date, the total consolidated assets of such Person and its Subsidiaries, without giving effect to any amortization of the amount of intangible assets since the Issue Date, as shown on the most recent internal balance sheet of such Person available as of such date, prepared in accordance with GAAP.

“Transactions” means the transactions contemplated by (i) the offering of the Notes and (ii) the redemption of the Issuer’s 9.75% Senior Notes due 2014.

“Treasury Rate” means with respect to a Make-Whole Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to either, at the sole discretion of the Issuer, (a) such Make-Whole Redemption Date or (b) the date a notice of redemption is delivered (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) as determined by the Issuer, most nearly equal to the period from such Make-Whole Redemption Date to April 15, 2016; provided, however, that if the period from such Make-Whole Redemption Date to April 15, 2016 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Unrestricted Subsidiary” means (1) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in accordance with the covenant described under “—Certain Covenants—Limitation on Designation of Unrestricted Subsidiaries” and (2) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct noncallable obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“ValueAct” means ValueAct Capital Master Fund, L.P. and its Affiliates and successors.

“Voting Stock” with respect to any Person, means securities of any class of Equity Interests of such Person entitling the holders thereof (whether at all times or for only so long as no senior class of stock or other relevant equity interest has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

“Weighted Average Life to Maturity” when applied to any Indebtedness at any date means the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Restricted Subsidiary” means a Restricted Subsidiary of which 100% of the Equity Interests (except for directors’ qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) are owned directly by the Issuer or through one or more Wholly-Owned Restricted Subsidiaries.

BOOK-ENTRY, DELIVERY AND FORM OF SECURITIES

The certificates representing the notes will be issued in fully registered form without interest coupons.

Notes sold in reliance on Rule 144A will initially be represented by permanent global notes in fully registered form without interest coupons, or Restricted Global Notes, and will be deposited with the trustee as a custodian for The Depositary Trust Company, or DTC, and registered in the name of a nominee of DTC.

Notes sold in offshore transactions to non-U.S. persons in reliance on Rule 903 of Regulation S under the Securities Act will initially be represented by temporary global notes in fully registered form without interest coupons, or Temporary Regulation S Global Notes, and will be deposited with the trustee as custodian for DTC, as depositary, and registered in the name of a nominee of DTC. Each Temporary Regulation S Global Note will be exchangeable for a single permanent global note, or a Permanent Regulation S Global Note, after the expiration of the “distribution compliance period” (as defined in Regulation S) and the certification required by Regulation S. Prior to such time, a beneficial interest in a Temporary Regulation S Global Note may be transferred to a person who takes delivery in the form of an interest in the Restricted Global Note only upon receipt by the trustee of a written certification from the transferor to the effect that such transfer is being made to a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A. Beneficial interests in a Restricted Global Note may be transferred to a person who takes delivery in the form of an interest in a Regulation S Global Note whether before, on or after such time, only upon receipt by the trustee of a written certification to the effect that such transfer is being made in accordance with Regulation S.

Any beneficial interest in a Regulation S Global Note or a Restricted Global Note that is transferred to a person who takes delivery in the form of an interest in a Restricted Global Note or a Regulation S Global Note, respectively, will, upon transfer, cease to be an interest in the type of global note previously held and become an interest in the other type of global note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other type of global note for as long as it remains such an interest.

The global notes (and any notes issued in exchange therefor) will be subject to certain restrictions on transfer set forth therein and in the Indenture and will bear the legend regarding such restrictions set forth under the heading “Transfer Restrictions” herein. Subject to such restrictions, QIBs or non-U.S. purchasers may elect to take physical delivery of their certificates, or a certificated security, which are instead of holding their interests through the global notes (and which are then ineligible to trade through DTC), which are collectively referred to herein as the Non-Global Purchasers. Upon the transfer to a QIB of any certificated security initially issued to a Non-Global Purchaser, such certificated security will, unless the transferee requests otherwise or the global notes have previously been exchanged in whole for certificated securities, be exchanged for an interest in the global notes. For a description of the restrictions on transfer of certificated securities and any interest in the global notes, see “Transfer Restrictions.”

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the Initial Purchasers, and ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC, or “participants,” or to persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in the system, or indirectly through organizations which are participants in the system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the Indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the Indenture.

Payments of the principal of, premium (if any), and interest (including additional interest) on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest (including additional interest) on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the Indenture, DTC will exchange the global notes for certificated securities, which it will distribute to its participants and which will be legended as set forth under the heading “Transfer Restrictions.”

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly as indirect participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall be issued in exchange for beneficial interests in the global notes (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global notes and we do not appoint a successor depositary within 90 days.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of U.S. federal income tax considerations relevant to the exchange of old notes for new notes pursuant to the exchange offer, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to United States holders subject to special rules, such as banks, financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, partnerships or other pass-through entities or investors in such entities, holders who are U.S. persons and whose functional currency is not the U.S. dollar, tax-exempt organizations, real estate investment trusts and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion applies only to holders that exchange old notes for new notes pursuant to the exchange offer.

No rulings from the IRS have or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of old notes for new notes or that any such position would not be sustained. Holders of notes should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws, and any tax treaties.

Exchange Pursuant to the Exchange Offer

The exchange of the old notes for the new notes in the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes, because the new notes will not be considered to differ materially in kind or extent from the old notes. Accordingly, the exchange of old notes for new notes will not be a taxable event to holders for U.S. federal income tax purposes. Moreover, the new notes will have the same tax attributes as the old notes exchanged therefor and the same tax consequences to holders as the old notes have to holders, including the same adjusted tax basis and holding period.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new notes offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York.

INDEPENDENT AUDITORS

The consolidated financial statements of Seitel, Inc. and its subsidiaries as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012, included in this prospectus have been audited by BKD, LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports and other information with the SEC. You may read and copy any document we have filed at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s Internet site at http://www.sec.gov.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, who makes a written or oral request, a copy of any and all of the documents referred to herein, which are summarized in this prospectus, by writing or calling us at the following address or telephone number:

SEITEL, INC.

10811 South Westview Circle Drive

Suite 100, Building C

Houston, Texas 77043

Attention: Corporate Secretary

Telephone: (713) 881-8900

INCORPORATION OF DOCUMENTS BY REFERENCE

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information that we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents.

We incorporate by reference the documents listed below and any documents subsequently filed with the SEC by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished and not filed with the SEC), from the date of this prospectus until we have sold all of the Notes to which this prospectus relates or the offering is otherwise terminated:

•	our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 22, 2013;

•	our Amendment to the Annual Report on Form 10-K/A for the year ended December 31, 2012, filed with the SEC on April 24, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 10, 2013; and

•	our Current Reports on Form 8-K filed on March 7, 2013, March 21, 2013 and April 4, 2013.

INDEX TO CONSOLIDATED FINANCIAL INFORMATION

Audited Consolidated Financial Statements

Unaudited Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholder

Seitel, Inc. and Subsidiaries

Houston, Texas

We have audited the accompanying consolidated balance sheets of Seitel, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seitel, Inc. and Subsidiaries, as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Houston, Texas

February 22, 2013

SEITEL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2012	2011
ASSETS
Cash and cash equivalents	$61,891	$74,894
Receivables
Trade, less allowance for doubtful accounts of $737 and $1,043, respectively	61,195	51,306
Notes and other, less allowance for doubtful accounts of $988 and $1,501, respectively	2,143	4,322
Due from Seitel Holdings, Inc. (Note K)	874	861
Seismic data library (Note B)	1,069,921	872,674
Less: Accumulated amortization	(889,804)	(751,980)

Net seismic data library	180,117	120,694
Property and equipment	18,279	16,921
Less: Accumulated depreciation and amortization	(13,461)	(11,882)

Net property and equipment	4,818	5,039
Investment in marketable securities	—	262
Prepaid expenses, deferred charges and other	10,774	10,244
Intangible assets, net (Note C)	20,828	26,814
Goodwill (Note C)	208,020	205,838
Deferred income taxes (Note D)	84	56

TOTAL ASSETS	$550,744	$500,330

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable	$37,521	$36,593
Accrued liabilities	19,569	16,856
Employee compensation payable	5,693	7,101
Income taxes payable	4,134	1,464
Debt (Note E)
Senior Notes	275,000	275,000
Notes payable	29	95
Obligations under capital leases (Note F)	3,113	3,161
Deferred revenue (Note A)	52,857	48,845
Deferred income taxes (Note D)	2,470	1,375

TOTAL LIABILITIES	400,386	390,490

COMMITMENTS AND CONTINGENCIES (Note G)
STOCKHOLDER’S EQUITY
Common stock, par value $.001 per share; 100 shares authorized, issued and outstanding at December 31, 2012 and December 31, 2011	—	—
Additional paid-in capital	398,772	398,011
Retained deficit	(272,135)	(309,185)
Accumulated other comprehensive income	23,721	21,014

TOTAL STOCKHOLDER’S EQUITY	150,358	109,840

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$550,744	$500,330

The accompanying notes are an integral part of these consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2012	2011	2010
REVENUE	$240,458	$218,008	$175,556
EXPENSES:
Depreciation and amortization	139,754	142,963	175,592
Cost of sales	464	100	97
Selling, general and administrative	29,088	31,649	31,831

	169,306	174,712	207,520

INCOME (LOSS) FROM OPERATIONS	71,152	43,296	(31,964)
Interest expense	(29,143)	(35,246)	(41,094)
Interest income	132	479	558
Foreign currency exchange gains (losses)	681	(726)	441
Loss on early extinguishment of debt	—	(7,912)	—
Gain on sale of marketable securities	230	2,467	4,188
Other income	780	250	446

Income (loss) before income taxes	43,832	2,608	(67,425)
Provision (benefit) for income taxes	6,782	392	(4,008)

NET INCOME (LOSS)	$37,050	$2,216	$(63,417)

The accompanying notes are an integral part of these consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,
	2012	2011	2010
Net income (loss)	$37,050	$2,216	$(63,417)
Unrealized losses on securities held as available for sale, net of tax:
Unrealized net holding gains (losses) arising during the period	(32)	(373)	4,117
Less: Reclassification adjustment for realized gains included in earnings	(230)	(2,467)	(4,188)
Foreign currency translation adjustments	2,969	(3,037)	6,948

Comprehensive income (loss)	$39,757	$(3,661)	$(56,540)

The accompanying notes are an integral part of these consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income
	Shares	Amount
Balance, December 31, 2009	100	$—	$274,331	$(247,984)	$20,014
Amortization of stock-based compensation costs	—	—	3,157	—	—
Net loss	—	—	—	(63,417)	—
Foreign currency translation adjustments	—	—	—	—	6,948
Unrealized gains on securities held as available for sale, net of tax	—	—	—	—	4,117
Reclassification adjustment for realized gains on securities held as available for sale included in earnings, net of tax	—	—	—	—	(4,188)

Balance, December 31, 2010	100	—	277,488	(311,401)	26,891
Investment by Parent, net	—	—	120,070	—	—
Amortization of stock-based compensation costs	—	—	453	—	—
Net income	—	—	—	2,216	—
Foreign currency translation adjustments	—	—	—	—	(3,037)
Unrealized losses on securities held as available for sale, net of tax	—	—	—	—	(373)
Reclassification adjustment for realized gains on securities held as available for sale included in earnings, net of tax	—	—	—	—	(2,467)

Balance, December 31, 2011	100	—	398,011	(309,185)	21,014
Amortization of stock-based compensation costs	—	—	761	—	—
Net income	—	—	—	37,050	—
Foreign currency translation adjustments	—	—	—	—	2,969
Unrealized losses on securities held as available for sale, net of tax	—	—	—	—	(32)
Reclassification adjustment for realized gains on securities held as available for sale included in earnings, net of tax	—	—	—	—	(230)

Balance, December 31, 2012	100	$—	$398,772	$(272,135)	$23,721

The accompanying notes are an integral part of these consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Reconciliation of net income (loss) to net cash provided by operating activities:
Net income (loss)	$37,050	$2,216	$(63,417)
Depreciation and amortization	139,754	142,963	175,592
Loss on early extinguishment of debt	—	7,912	—
Deferred income tax provision (benefit)	1,222	(289)	(4,053)
Foreign currency exchange losses (gains)	(681)	726	(441)
Amortization of deferred financing costs	2,044	1,999	1,753
Amortization of debt premium	—	(56)	(98)
Amortization of stock-based compensation	761	453	3,157
Amortization of favorable facility lease	393	290	276
Increase (decrease) in allowance for doubtful accounts	(461)	12	1,524
Non-cash other income	(208)	(98)	(124)
Non-cash revenue	(8,518)	(9,514)	(9,864)
Gain on sale of marketable securities	(230)	(2,467)	(4,188)
Increase in receivables	(8,365)	(20,277)	(7,285)
Decrease (increase) in other assets	(43)	(471)	(156)
Increase in deferred revenue	6,520	11,108	12,811
Increase (decrease) in accounts payable and other liabilities	2,243	(7,684)	3,393

Net cash provided by operating activities	171,481	126,823	108,880

Cash flows from investing activities:
Cash invested in seismic data	(183,244)	(126,979)	(49,465)
Cash paid to acquire property, equipment and other	(1,422)	(2,121)	(527)
Net proceeds from sale of marketable securities	230	2,467	4,188
Cash from sale of property, equipment and other	90	122	86
Advances to Seitel Holdings, Inc.	(13)	(755)	(9)
Repayment from Seitel Holdings, Inc.	—	50	—

Net cash used in investing activities	(184,359)	(127,216)	(45,727)

Cash flows from financing activities:
Contributed capital	—	125,000	—
Repayment of 9.75% Senior Notes	—	(131,094)	—
Repayment of 11.75% Senior Notes	—	(2,000)	—
Principal payments on notes payable	(66)	(59)	(54)
Principal payments on capital lease obligations	(212)	(164)	(146)
Borrowings on line of credit	—	737	10
Payments on line of credit	—	(737)	(10)
Costs of debt and equity transactions	—	(6,338)	(65)

Net cash used in financing activities	(278)	(14,655)	(265)

Effect of exchange rate changes	153	(29)	813

Net increase (decrease) in cash and cash equivalents	(13,003)	(15,077)	63,701
Cash and cash equivalents at beginning of period	74,894	89,971	26,270

Cash and cash equivalents at end of period	$61,891	$74,894	$89,971

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$27,099	$37,981	$39,440
Income taxes, net of refunds received	$2,258	$7,979	$(53)
Supplemental schedule of non-cash investing and financing activities:
Additions to seismic data library	$3,376	$10,215	$10,545
Capital lease obligations incurred	$95	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

NOTE A—BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization: On February 14, 2007, Seitel Acquisition Corp. (“Acquisition Corp.”) was merged with and into Seitel, Inc. (the “Company”), pursuant to a merger agreement between the Company, Acquisition Corp. and Seitel Holdings, Inc. (“Holdings”) dated October 31, 2006 (the “Merger”). Pursuant to the merger agreement, the Company continued as the surviving corporation and became a privately owned corporation and wholly-owned subsidiary of Holdings. Holdings is an investment entity in which ValueAct Capital Master Fund, L.P. (“ValueAct Capital”) owns a majority interest. In May 2011, Centerbridge Capital Partners II, L.P. and Centerbridge Capital Partners SBS II, L.P. (together with Centerbridge Capital Partners II, L.P., “Centerbridge”) purchased a minority interest in Holdings.

Nature of Operations: The Company owns an extensive library of proprietary onshore and offshore seismic data that it offers for license to oil and gas companies. The Company’s library includes a vast amount of data across both unconventional plays and conventional oil and gas basins. Unconventional plays are those that cannot be produced at economic flow rates, nor in economic volumes without the use of advanced stimulation techniques, usually for reasons of low permeability. The more common of these advanced stimulation techniques are horizontal drilling and hydraulic fracturing or any others that would enhance recovery rates. Included in these unconventional resources are heavy oil, tar sands, shale gas and oil, gas hydrates and coalbed methane. The Company has leading seismic market positions in key North American unconventional plays, including oil and liquids-rich plays such as the Eagle Ford/Woodbine, Utica/Marcellus and Niobrara/Bakken in the United States and Montney and Cardium in Canada. The majority of the Company’s conventional seismic data covers onshore regions within North America with the remainder covering offshore United States. To support its seismic data licensing business and its clients, the Company maintains warehouse and electronic storage facilities in Houston, Texas and Calgary, Alberta, Canada and offers, through its Seitel Solutions business unit (“Solutions”), the ability to access and interact, via a standard web browser and the Internet, with the seismic data library owned and marketed by the Company.

Basis of Presentation: The accompanying consolidated financial statements include the accounts of the Company and the accounts of its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the amounts in the prior year’s financial statements to conform to the current year’s presentation.

The Company presents its consolidated balance sheets on an unclassified basis. The portion of seismic data library costs to be amortized during the next year cannot be classified as a current asset due to Securities and Exchange Commission (“SEC”) guidance. Classification of all of these costs as noncurrent would be misleading to the reader because it would not indicate the level of assets expected to be converted into cash in the next year.

Use of Estimates and Assumptions: The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain information that is used in the preparation of the Company’s financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is not otherwise capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and the Company must exercise significant judgment.

The most difficult, subjective and complex estimates and assumptions that deal with the greatest amount of uncertainty are related to the Company’s accounting for its seismic data library and goodwill.

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s accounting for its seismic data library requires it to make significant subjective estimates and assumptions relative to future sales and cash flows from such library. These cash flows impact amortization rates, as well as potential impairment charges. Any changes in the Company’s estimates or underlying assumptions will impact the Company’s income from operations prospectively from the date changes are made. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, the carrying value of the seismic data library may be subject to higher prospective amortization rates, additional straight-line amortization or impairment losses.

In a portion of its seismic data library activities, the Company engages in certain non-monetary exchanges and records a data library asset for the seismic data received and recognizes revenue on the transaction in accordance with its policies on revenue recognition. These transactions are valued at the fair value of the data received by the Company or licenses or services granted by the Company, whichever is more readily determinable. The Company’s estimate of the value of these transactions is highly subjective and based, in large part, on data sales transactions between the Company and a limited number of customers over a limited time period.

When required to perform the two-step goodwill impairment test, the Company estimates the fair value of the reporting unit using discounted cash flow analysis which requires significant judgments and estimates about the future performance of the Company. If these projected cash flows change materially, the Company may be required to record impairment losses relative to goodwill.

Actual results could differ materially from the estimates and assumptions that the Company uses in the preparation of its financial statements. To the extent management’s estimates and assumptions change in the future, the effect on the Company’s reported results could be significant to any particular reporting period.

Revenue Recognition:

Revenue from Data Acquisition

The Company generates revenue when it creates a new seismic survey that is initially licensed by one or more of its customers to use the resulting data. The payments for the initial licenses are sometimes referred to as underwriting or prefunding. Customers make periodic payments throughout the creation period, which generally correspond to costs incurred and work performed. These payments are non-refundable. The Company considers the contracts signed up to the time the Company makes a firm commitment to create the new seismic survey as underwriting. Any subsequent licensing of the data while it is in progress is considered a resale license (see “Revenue from Non-Exclusive Data Licenses”).

Underwriting revenue is recognized throughout the creation period using the proportional performance method based upon costs incurred and work performed to date as a percentage of total estimated costs and work required. Management believes that this method is the most reliable and representative measure of progress for its data creation projects. On average, the duration of the data creation process is approximately one year. Under these contracts, the Company creates new seismic data designed in conjunction with its customers and specifically suited to the geology of the area using the most appropriate technology available.

The Company outsources the substantial majority of the work required to complete data acquisition projects to third party contractors. The Company’s payments to these third party contractors comprise the substantial majority of the total estimated costs of the project and are paid throughout the creation period. A typical survey includes specific activities required to complete the survey, each of which has value to the customers. Typical activities, that often occur concurrently, include:

•	permitting for land access, mineral rights, and regulatory approval;

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	surveying;

•	drilling for the placement of energy sources;

•	recording the data in the field; and

•	processing the data.

The customers paying for the initial licenses receive legally enforceable rights to any resulting product of each activity described above. The customers also receive access to and use of the newly acquired, processed data.

The customers’ access to and use of the results of the work performed and of the newly acquired, processed data is governed by a license agreement, which is a separate agreement from the acquisition contract. The Company’s acquisition contracts require the customer either to have a license agreement in place or to execute one at the time the acquisition contract is signed. The Company maintains sole ownership of the newly acquired data, which is added to its library, and is free to license the data to other customers.

Revenue from Non-Exclusive Data Licenses

The Company recognizes a substantial portion of its revenue from licensing of data once it is available for delivery. These are sometimes referred to as resale licensing revenue, post-acquisition license sales or shelf sales.

These sales fall under the following four basic forms of non-exclusive license contracts.

•

Specific license contract—The customer licenses and selects data from the data library, including data currently in progress, at the time the contract is entered into and holds this license for a long-term period.

•

Library card license contract—The customer initially receives only access to data. The customer may then select specific data, from the collection of data to which it has access, to hold long-term under its license agreement. The length of the selection periods under the library card contracts is limited in time and varies from customer to customer.

•

Review and possession license contract—The customer obtains the right to review a certain quantity of data for a limited period of time. During the review period, the customer may select specific data from that available for review to hold long-term under its license agreement. Any data not selected for long-term licensing must be returned to the Company at the end of the review period.

•	Review only license contract—The customer obtains rights to review a certain quantity of data for a limited period of time, but does not obtain the right to select specific data to hold long-term.

The Company’s non-exclusive license contracts specify the following:

•	that all customers must also execute a master license agreement that governs the use of all data received under the Company’s non-exclusive license contracts;

•	the specific payment terms, generally ranging from 30 days to 12 months, and that such payments are non-cancelable and non-refundable;

•	the actual data that is accessible to the customer; and

•

that the data is licensed in its present form, where is and as is and the Company is under no obligation to make any enhancements, modifications or additions to the data unless specific terms to the contrary are included.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue from the non-exclusive licensing of seismic data is recognized when the following criteria are met:

•	the Company has an arrangement with the customer that is validated by a signed contract;

•	the sales price is fixed and determinable;

•	collection is reasonably assured;

•	the customer has selected the specific data or the contract has expired without full selection;

•	the data is currently available for delivery; and

•	the license term has begun.

Copies of the data are available to the customer immediately upon request.

For licenses that have been invoiced for which payment is due or has been received, but have not met the aforementioned criteria, the revenue is deferred along with the related direct costs (primarily sales commissions). This normally occurs under the library card, review and possession or review only license contracts because the data selection may occur over time. Additionally, if the contract allows licensing of data that is not currently available or enhancements, modifications or additions to the data are required per the contract, revenue is deferred until such time that the data is available.

Revenue from Non-Monetary Exchanges

In certain cases, the Company will take ownership of a customer’s seismic data or revenue interest (collectively referred to as “data”) in exchange for a non-exclusive license to selected seismic data from the Company’s library and, in some cases, services provided by Solutions. In connection with specific data acquisition contracts, the Company may choose to receive both cash and ownership of seismic data from the customer as consideration for the underwriting of new data acquisition. In addition, the Company may receive advanced data processing services on selected existing data in exchange for a non-exclusive license to selected data from the Company’s library. These exchanges are referred to as non-monetary exchanges. A non-monetary exchange for data always complies with the following criteria:

•	the data license delivered is always distinct from the data received;

•	the customer forfeits ownership of its data; and

•	the Company retains ownership in its data.

In non-monetary exchange transactions, the Company records a data library asset for the seismic data received or processed at the time the contract is entered into or the data is completed, as applicable, and recognizes revenue on the transaction in equal value in accordance with its policy on revenue from data licenses, which is, when the data is selected by the customer, or revenue from data acquisition, as applicable, or as services are provided by Solutions. The data license to the customer is in the form of one of the four basic forms of contracts discussed above. These transactions are valued at the fair value of the data received or delivered, whichever is more readily determinable.

Fair value of the data exchanged is determined using a multi-step process as follows:

•

First, the Company considers the value of the data or services received from the customer. In determining the value of the data received, the Company considers the age, quality, current demand and future marketability of the data and, in the case of 3D seismic data, the cost that would be required to create the data. In addition, the Company applies a limitation on the value it assigns per square mile

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on the data received. In determining the value of the services received, the Company considers the cost of such similar services that it could obtain from a third party provider.

•

Second, the Company determines the value of the license granted to the customer. Typically, the range of cash transactions by the Company for licenses of similar data during the prior six months are evaluated. In evaluating the range of cash transactions, the Company does not consider transactions that are disproportionately high or low.

Due to the Company’s revenue recognition policies, revenue recognized on non-monetary exchange transactions may not occur at the same time the seismic data acquired is recorded as an asset. The activity related to non-monetary exchanges was as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Seismic data library additions	$3,376	$10,215	$10,545
Revenue recognized on specific data licenses or selections of data	3,046	7,169	7,187
Revenue recognized related to acquisition contracts	5,452	2,274	2,677
Revenue recognized related to Solutions	20	71	—

Revenue from Solutions

Revenue from Solutions is recognized as the services for reproduction and delivery of seismic data are provided to customers.

Trade Receivables: The Company extends credit to various companies in the oil and gas industry for the licensing of seismic data, which results in a concentration of credit risk. This concentration of credit risk may be affected by changes in economic or other conditions and may accordingly impact the Company’s overall credit risk. However, management believes that the risk is mitigated by the number, size, reputation, and diversified nature of the companies to which they extend credit. Historical credit losses incurred on receivables by the Company have not been significant relative to sales. The Company determines the adequacy of its allowance for doubtful accounts based on a periodic review of specific receivables for which revenue has been recognized.

In certain transactions, the Company may permit a customer to make payments on receivables over a period of time. If such payments extend beyond one year from the transaction date, the Company discounts such receivable and recognizes interest income over the term of the payments.

The Company includes taxes, such as sales tax or goods and services tax, as required, on certain invoices to its customers in order to remit payment to applicable governmental authorities. Tax amounts charged to our customers are excluded from revenues.

Major Customers: No single customer accounted for 10% or more of revenue for the years ended December 31, 2012 and 2010. One customer accounted for approximately 11% of revenue for the year ended December 31, 2011.

Property and Equipment: Property and equipment consists primarily of computer equipment, leasehold improvements and furniture and fixtures stated at historical cost through February 13, 2007, at which time the Company adjusted its property and equipment to fair value in accordance with purchase accounting. Subsequent additions are stated at historical cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, the majority of which are three to five years. Leasehold

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the term of the underlying lease. Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $1.1 million, $2.2 million, and $2.1 million, respectively.

Marketable Equity Securities: Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company’s marketable securities are categorized as available-for-sale and are carried at fair value, with unrealized holding gains and losses, net of taxes, reflected in accumulated other comprehensive income included in stockholder’s equity until realized. Due to the Company having a full valuation allowance on its deferred tax asset, no income tax expense (benefit) was recognized and recorded to comprehensive income (loss) in the three years ended December 31, 2012. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

During the three years ended 2012, the Company sold its marketable equity securities through a series of transactions. Proceeds from the sales were $0.2 million, $2.5 million and $4.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total realized gains were equal to proceeds received. As of December 31, 2011, total unrealized gains on marketable securities were $0.3 million.

Debt Issue Costs: Debt issue costs related to the Company’s senior notes and revolving credit facility are included in prepaid expenses, deferred charges and other assets in the consolidated balance sheets. Such costs are amortized over the scheduled maturities of the debt. As of December 31, 2012 and 2011, unamortized debt issue costs were $2.4 million and $4.4 million, respectively.

Goodwill and Other Intangible Assets: Goodwill is the excess of purchase price over the fair value of the net assets of acquired businesses. The Company does not amortize goodwill and indefinite-lived intangibles but, at least annually, evaluates whether goodwill and indefinite-lived intangibles are impaired. Goodwill is considered impaired if the carrying amount of the reporting unit exceeds its estimated fair value. The Company conducts a qualitative goodwill impairment assessment as of October 1 of each year by examining relevant events and circumstances which could have a negative impact on its goodwill such as macroeconomic conditions, industry and market conditions, cost factors that have a negative effect on earnings and cash flows, overall financial performance, and other relevant entity-specific events. If after assessing the totality of events or circumstances described above, the Company determines that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the two-step goodwill test is performed. The two-step goodwill impairment test is also performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If it is necessary to perform an analysis to determine if the Company’s goodwill is impaired, the Company utilizes discounted cash flow analysis, which requires significant judgments and estimates about future operations, to develop the Company’s estimates of fair value.

The cost of intangible assets with determinable lives is amortized to reflect the pattern of economic benefits consumed, on a straight-line basis, over the estimated periods benefited, ranging from 6 to 10 years.

Income Taxes: The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded for the future income consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities, and are measured using enacted tax rates and laws.

The Company regularly evaluates valuation allowances established for deferred tax assets for which future realization is uncertain. In assessing the realizability of deferred tax assets at December 31, 2012 and 2011, the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The Company considers the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment.

The Company and all of its U.S. subsidiaries file a consolidated federal income tax return. The Company does not provide U.S. taxes on the undistributed earnings of its foreign subsidiaries whose earnings are intended to be permanently reinvested in foreign operations. At December 31, 2012, there were no accumulated net earnings of non-U.S. subsidiaries.

Foreign Currency Translation: For subsidiaries that have functional currency which is deemed to be other than the U.S. dollar, asset and liability accounts are translated at period-end exchange rates and revenue and expenses are translated at the current exchange rates as of the dates on which they are recognized. Resulting translation adjustments are included in accumulated other comprehensive income in stockholder’s equity. Accumulated translation gains were $23.7 million and $20.8 million at December 31, 2012 and 2011, respectively. Cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. Any gains or losses realized on transactions or monetary assets or liabilities in currencies other than the functional currency are included in net income (loss) in the current period. Transaction gains (losses) totaled $0.7 million, $(0.7) million and $0.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Stock-Based Compensation: The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

Employee Benefit Plans: The Company maintains savings plans in the United States and Canada that allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. The Company matches a percentage of the employee contributions up to certain limits. Savings plan expense amounted to $0.5 million, $0.5 million and $0.4 million and for the years ended December 31, 2012, 2011 and 2010, respectively.

Recent Accounting Pronouncements: In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, “Presentation of Comprehensive Income” requiring entities to report components of other comprehensive income in either a single continuous statement or in two separate but consecutive statements of net income and other comprehensive income. This ASU does not change the items that must be reported in comprehensive income, how these items are measured, or when these items must be classified to net income. The Company has provided the required financial reporting presentation pursuant to ASU 2011-05 herein.

In July 2012, the FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” The ASU was issued to simplify the testing of indefinite-lived intangible assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The standard permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Accounting Standards Codification Subtopic 350-30, “Intangibles-Goodwill and Other-General Intangibles Other than Goodwill.” An entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. This ASU is effective for the Company beginning in fiscal year 2013. The Company does not expect the standard to have a significant impact on its financial statements or financial statement disclosures.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This ASU does not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income (“AOCI”) by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. This standard is effective prospectively for the Company beginning January 1, 2013. The Company is evaluating the effect, if any, the adoption of ASU 2013-02 will have on its consolidated financial statements.

NOTE B—SEISMIC DATA LIBRARY

The Company’s seismic data library consists of seismic surveys that are offered for license to customers on a non-exclusive basis. Costs associated with creating, acquiring or purchasing the seismic data library are capitalized and amortized principally on the income forecast method subject to a straight-line amortization period of four years, applied on a quarterly basis at the individual survey level.

The following table sets forth a summary of the net book value of the Company’s seismic data library (in thousands):

	As of December 31,
	2012	2011
U.S. Onshore:
Unconventional 3D	$94,553	$43,106
Conventional 3D	8,628	21,166
Canadian:
Unconventional 3D	76,335	55,738
Conventional 3D	294	513
2D	126	171
U.S. Offshore	181	—

Total	$180,117	$120,694

At December 31, 2012 and 2011, approximately 26% and 34%, respectively, of the net book value of the seismic data library were projects in progress.

Costs of Seismic Data Library

For purchased seismic data, the Company capitalizes the purchase price of the acquired data.

For data received through a non-monetary exchange, the Company capitalizes an amount equal to the fair value of the data received by the Company or the fair value of the license granted to the customer, whichever is more readily determinable. See Note A for discussion of the process used to determine fair value.

For newly created data, the capitalized costs include costs paid to third parties for the acquisition of data and related permitting, surveying and other activities associated with the data creation activity. In addition, the Company capitalizes certain internal costs related to processing the created data. Such costs include salaries and

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

benefits of the Company’s processing personnel and certain other costs incurred for the benefit of the processing activity. The Company believes that the internal processing costs capitalized are not greater than, and generally are less than, those that would be incurred and capitalized if such activity were performed by a third party. Capitalized costs for internal data processing were $3.0 million, $1.9 million and $1.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Data Library Amortization

The Company amortizes its seismic data library investment using the greater of the amortization that would result from the application of the income forecast method subject to a minimum amortization rate or a straight-line basis over the useful life of the data. With respect to each survey in the data library, the straight-line policy is applied from the time such survey is available for licensing to customers on a non-exclusive basis.

The Company applies the income forecast method by forecasting the ultimate revenue expected to be derived from a particular data library component over the estimated useful life of each survey comprising part of such component. This forecast is made by the Company annually and reviewed quarterly. If, during any such review, the Company determines that the ultimate revenue for a library component is expected to be significantly different than the original estimate of total revenue for such library component, the Company revises the amortization rate attributable to future revenue from each survey in such component. The lowest amortization rate the Company applies using the income forecast method is 70%. In addition, in connection with the forecast reviews and updates, the Company evaluates the recoverability of its seismic data library investment, and if required, records an impairment charge with respect to such investment. See discussion on “Seismic Data Library Impairment” below.

Amortization expense totaled $132.8 million, $135.0 million and $167.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. The actual aggregate rate of amortization as a percentage of total seismic revenue was 57%, 63% and 98% for the same periods, respectively. The actual aggregate rate of amortization depends on the specific seismic surveys licensed and selected by the Company’s customers during the period and the amount of straight-line amortization recorded. The income forecast amortization rates can vary by component and, as of January 1, 2013, the amortization rate utilized under the income forecast method is 70% for all components. Additionally, certain seismic surveys have been fully amortized; consequently, no amortization expense is required on revenue recorded for these seismic surveys.

The greater of the income forecast or straight-line amortization policy is applied quarterly on a cumulative basis at the individual survey level. Under this policy, the Company first records amortization using the income forecast method. The cumulative amortization recorded for each survey is then compared with the cumulative straight-line amortization. If the cumulative straight-line amortization is higher for any specific survey, additional amortization expense is recorded, resulting in accumulated amortization being equal to the cumulative straight-line amortization for such survey. This requirement is applied regardless of future-year revenue estimates for the library component of which the survey is a part and does not consider the existence of deferred revenue with respect to the library component or to any survey.

Seismic Data Library Impairment

The Company evaluates its seismic data library investment by grouping individual surveys into components based on its operations and geological and geographical trends, resulting in the following data library segments for purposes of evaluating impairments: (I) North America 3D onshore comprised of the following components: (a) Texas Gulf Coast, (b) Eastern Texas, (c) Southern Louisiana/Mississippi, (d) Northern Louisiana, (e) Rocky

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mountains, (f) Utica/Marcellus in Pennsylvania, Ohio and West Virginia, (g) Panhandle Plays in North Texas/Oklahoma, (h) other United States, (i) Montney in British Columbia and Alberta, (j) Horn River in British Columbia, (k) Cardium in Alberta and (l) other Canada; (II) United States 2D; (III) Canada 2D; (IV) Gulf of Mexico offshore; and (V) international data outside North America. The Company believes that these library components constitute the lowest levels of independently identifiable cash flows.

The Company evaluates its seismic data library investment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company considers the level of sales performance in each component compared to projected sales, as well as industry conditions, among others, to be key factors in determining when its seismic data investment should be evaluated for impairment. In evaluating sales performance of each component, the Company generally considers five consecutive quarters of actual performance below forecasted sales to be an indicator of potential impairment.

The impairment evaluation is based first on a comparison of the undiscounted future cash flows over each component’s remaining estimated useful life with the carrying value of each library component. If the undiscounted cash flows are equal to or greater than the carrying value of such component, no impairment is recorded. If undiscounted cash flows are less than the carrying value of any component, the forecast of future cash flows related to such component is discounted to fair value and compared with such component’s carrying amount. The difference between the library component’s carrying amount and the discounted future value of the expected revenue stream is recorded as an impairment charge.

For purposes of evaluating potential impairment losses, the Company estimates the future cash flows attributable to a library component by evaluating, among other factors, historical and recent revenue trends, oil and gas prospectivity in particular regions, general economic conditions affecting its customer base and expected changes in technology and other factors that the Company deems relevant. The cash flow estimates exclude expected future revenues attributable to non-monetary data exchanges and future data creation projects.

The estimation of future cash flows and fair value is highly subjective and inherently imprecise. Estimates can change materially from period to period based on many factors, including those described in the preceding paragraph. Accordingly, if conditions change in the future, the Company may record impairment losses relative to its seismic data library investment, which could be material to any particular reporting period.

The Company did not have any impairment charges during the three years ended December 31, 2012.

NOTE C—GOODWILL AND OTHER INTANGIBLES

The Company performs an annual assessment of the recoverability of goodwill as of October 1 each year. Additionally, the Company assesses goodwill for impairment whenever events or changes in circumstances indicate that such carrying values may not be recoverable. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. After assessing the totality of events and circumstances for the qualitative impairment assessment at October 1, 2012, the Company determined that performing the two-step goodwill impairment test was unnecessary and no goodwill impairment was recognized. Additionally, the Company incurred no impairment as a result of the annual tests in prior years. There were no events or changes in circumstances that indicated that an impairment was more likely than not during interim periods in 2012, 2011, or 2010. However, there can be no assurance that goodwill and indefinite lived intangibles will not be impaired at any time in the future.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows (in thousands):

	December 31,
	2012	2011
Balance beginning of year	$205,838	$208,050
Translation adjustments	2,182	(2,212)

Balance end of year	$208,020	$205,838

The recorded carrying amount will change at each balance sheet date due to the impact of foreign currency fluctuations. The following is a summary of the Company’s intangible assets other than goodwill (in thousands):

	Weighted Average Amortization Period	December 31, 2012	December 31, 2011
Amortized intangible assets:
Cost:
Favorable facility lease	6 years	$—	$1,752
Customer relationships	10 years	44,669	44,397
Internally developed software	7 years	9,346	9,143

		54,015	55,292

Accumulated Amortization:
Favorable facility lease	6 years	—	(1,367)
Customer relationships	10 years	(26,243)	(21,644)
Internally developed software	7 years	(7,844)	(6,367)

		(34,087)	(29,378)

Net book value		19,928	25,914

Indefinite-lived intangible assets:
Trade names		900	900

Total intangible assets at net book value		$20,828	$26,814

The Company’s trade name assets have an indefinite life and are not amortized, but are reviewed annually on October 1 and tested for impairment. The trade names were determined to have indefinite lives due to the length of time the trade names have been in place. The Company’s current intentions are to maintain the trade names indefinitely. All other intangible assets are amortized on a straight-line basis over their expected useful lives. As of December 31, 2012, the weighted average amortization period for these intangible assets was 9.5 years.

Amortization expense for the Company’s intangible assets was $6.2 million, $6.1 million, and $6.0 million during the years ended December 31, 2012, 2011 and 2010, respectively. Estimated future amortization expense is as follows: fiscal year ending 2013 -$5.8 million, fiscal year ending 2014—$4.6 million, fiscal year ending 2015—$4.5 million, fiscal year ending 2016—$4.5 million and fiscal year ending 2017—$0.5 million.

The Company evaluates the remaining useful life of these intangible assets on an annual basis. The Company also reviews for recoverability when events or changes in circumstances indicate the carrying values may not be recoverable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE D—INCOME TAXES

Income Tax Expense (Benefit)

Income (loss) before income taxes is comprised of the following (in thousands):

	Year Ended December 31,
	2012	2011	2010
U.S.	$22,020	$330	$(53,038)
Foreign	21,812	2,278	(14,387)

	$43,832	$2,608	$(67,425)

The provision (benefit) for income taxes is comprised of the following (in thousands):

	Year Ended December 31,
	2012	2011	2010
Current:
Federal	$342	$—	$—
State	1,093	(713)	—
Foreign	4,125	1,394	45

	5,560	681	45

Deferred:
Federal	—	(1)	(369)
State	(28)	270	1
Foreign	1,250	(558)	(3,685)

	1,222	(289)	(4,053)

Tax provision (benefit):
Federal	342	(1)	(369)
State	1,065	(443)	1
Foreign	5,375	836	(3,640)

	$6,782	$392	$(4,008)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The differences between the U.S. Federal income taxes computed at the statutory rate (35%) and the Company’s income taxes for financial reporting purposes are as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Statutory Federal income tax	$15,341	$913	$(23,599)
Change in unrecognized tax benefits	189	235	83
State income tax, less Federal benefit	128	(193)	—
Foreign investment in U.S. property	1,094	—	—
Tax difference on foreign earnings	(2,258)	(245)	949
Change in foreign taxes	2	156	64
Canadian withholding tax	(30)	26	45
Change in valuation allowance	(7,666)	(513)	18,050
Tax credits	(401)	(366)	(384)
Non-deductible expenses	342	280	233
Other, net	41	99	551

Income tax provision (benefit)	$6,782	$392	$(4,008)

Deferred Tax Asset/Liability

The components of the net deferred income tax asset (liability) reflected in the Company’s consolidated balance sheets at December 31, 2012 and 2011 were as follows (in thousands):

	Deferred Tax Assets (Liabilities)
	December 31,
	2012	2011
Deferred tax assets:
Deferred revenue	$1,044	$2,158
Depreciation and amortization	19,378	18,941
Alternative minimum tax credit carryforward	2,124	1,782
Net operating loss carryforwards	75,873	84,413
Research and development tax credit carryforward	1,078	1,055
Accrued expenses and other	8,572	8,349

Total deferred tax assets	108,069	116,698

Deferred tax liabilities:
Depreciation and amortization	(2,791)	(973)
Intangible assets	(6,595)	(8,315)
Unrealized gain on marketable securities	—	(92)
Deferred expenses and other	(577)	(571)

Total deferred tax liabilities	(9,963)	(9,951)

Valuation allowance:
Beginning balance	(108,066)	(107,490)
Decrease (increase) during the period	7,574	(576)

Total valuation allowance	(100,492)	(108,066)

Net deferred tax liability	$(2,386)	$(1,319)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes have been classified in the Consolidated Balance Sheet as:

Deferred income tax asset	$84	$56
Deferred income tax liability	(2,470)	(1,375)

Net deferred income tax liability	$(2,386)	$(1,319)

During 2012, the Company’s valuation allowance provided against its U.S. net deferred tax asset decreased by $8.2 million primarily due to utilization of net operating loss carryforwards to offset current taxable income generated in 2012. Additionally, during 2012, the Company’s valuation allowance provided against its state deferred tax asset increased by $0.6 million due to the uncertainty of recovery of the deferred tax asset. During 2011, the Company’s valuation allowance provided against its U.S. net deferred tax asset increased by $0.6 million primarily related to U.S. net operating losses incurred in 2011 for which utilization is uncertain and the change in deferred taxes on unrealized gain on marketable securities.

As of December 31, 2012, the Company has a U.S. Federal net operating loss (“NOL”) carryforward of approximately $199.0 million which can be used to offset U.S. income taxes payable in future years. This U.S. NOL carryforward will expire in periods beginning 2025 through 2031. As of December 31, 2012, the Company has an alternative minimum tax (AMT) credit carryforward of approximately $2.1 million which can be used to offset regular U.S. Federal income taxes payable in future years and which has an indefinite carryforward period. As of December 31, 2012, the Company has a Colorado state NOL carryforward of $2.8 million which can be used to offset Colorado state income taxes payable in future years. This state NOL carryforward will expire in periods beginning 2027 through 2033 and has annual usage limitations in tax years 2012 and 2013.

As of December 31, 2012, the Company has Canadian NOL carryforwards of approximately $0.3 million (Canadian) which can be used to offset Canadian income taxes payable in future years. These Canadian NOL carryforwards will expire in 2029.

In February 2006, Olympic Seismic Ltd. (“Olympic”), a wholly-owned subsidiary of the Company, was notified by Canada Revenue Agency (“CRA”) that CRA was going to perform an audit of certain aspects of Olympic’s tax returns for the years 2003 and 2004. In February 2009, CRA notified the Company that the audit was expanded to include years from 2005 through 2007. In April 2011, the Company received notification that CRA concluded their audits, disallowing Olympic’s deductions for certain royalties payable to the Company’s U.S. entities for years 2003 to 2007. Olympic and the Company object to and are appealing the audit results. As a condition to appeal the audit results, Olympic was required to pay $7.6 million (Canadian) to CRA and did so in May 2011 and made an additional $0.1 million payment in the third quarter of 2011. These payments, which included amounts for taxes, penalties and interest assessed by CRA, have been shown as income tax payments in the Consolidated Statement of Cash Flows because the amounts paid can be applied interchangeably to the amounts which may ultimately be due to CRA. As of December 31, 2012, the appeal process has not been concluded. The Company has recorded liabilities associated with potential adjustments that may occur as a result of the appeal based on management’s assessment of the probability of the outcome of the appeal, net of certain payments made to CRA. See “Uncertain Tax Benefits” below.

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Uncertain Tax Benefits

The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes,” which prescribes a minimum recognition threshold a tax position must meet before being recognized in the financial statements. A reconciliation of the beginning and ending gross unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Balance at beginning of year	$6,016	$6,151	$5,545
Additions based on prior year tax positions	—	—	310
Foreign currency translation	134	(135)	296

Balance at end of year	$6,150	$6,016	$6,151

As of December 31, 2012, approximately $6.2 million of the total unrecognized tax benefits would impact the effective income tax rate, if recognized in future periods. In addition, as of December 31, 2012, the Company has recorded $5.9 million in related assets which are fully offset with a valuation allowance.

Uncertain tax positions are reflected as income tax assets and liabilities. Income tax-related interest and penalty expenses are recorded as a component of income tax expense. As of December 31, 2012, we had $0.7 million of accrued interest and $1.0 million of accrued penalties. As of December 31, 2011, we had $0.5 million of accrued interest and $1.0 million of accrued penalties. Income tax expense (benefit) for the years ended December 31, 2012, 2011 and 2010 included $0.2 million, $0.2 million and $(0.2) million, respectively, related to interest and penalties on unrecognized tax benefits.

With few exceptions, the Company is no longer subject to U.S. Federal, state and local, or non-U.S. income tax examinations by tax authorities for years prior to 2008, 2008 and 2005, respectively.

NOTE E—DEBT

The following is a summary of the Company’s debt (in thousands):

	December 31,
	2012	2011
9.75% Senior Notes	$275,000	$275,000
Credit Facility	—	—
Note payable to former executive	29	95

	$275,029	$275,095

9.75% Senior Unsecured Notes: On February 14, 2007, the Company issued, in a private placement, $400.0 million aggregate principal amount of 9.75% senior notes due 2014 (the “9.75% Senior Notes”). The proceeds from the 9.75% Senior Notes were used to partially fund the transactions in connection with the Merger. As required by their terms, the 9.75% Senior Notes were exchanged for senior notes of like amounts and terms in a publicly registered exchange offer in August 2007. On July 1, 2011, the Company redeemed $125.0 million aggregate principal amount of the 9.75% Senior Notes outstanding in accordance with the terms and conditions of the indenture governing the 9.75% Senior Notes. The redemption price was equal to 104.875% of the principal amount of the notes, plus accrued and unpaid interest. Accordingly, the Company recorded a loss on early extinguishment of debt of $7.9 million, which included the write-off of unamortized issue expenses, for the year ended December 31, 2011. The remaining notes mature on February 15, 2014. Interest is payable in cash, semi-

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

annually in arrears on February 15 and August 15 of each year. As of December 31, 2012 and 2011, accrued interest totaled $10.1 million and was included in accrued liabilities on the Consolidated Balance Sheet. The 9.75% Senior Notes are unsecured and are guaranteed by substantially all of the Company’s domestic subsidiaries on a senior basis. The 9.75% Senior Notes contain restrictive covenants which limit the Company’s ability to, among other things, incur additional indebtedness, pay dividends and complete mergers, acquisitions and sales of assets.

Upon a change of control (as defined in the indenture), each holder of the 9.75% Senior Notes will have the right to require the Company to offer to purchase all of such holder’s notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest.

Credit Facility: On May 25, 2011, the Company entered into a credit agreement (the “Credit Facility”) with Wells Fargo Capital Finance, LLC (the “U.S. Lender”) and Wells Fargo Capital Finance Corporation Canada (the “Canadian Lender,” and collectively with the U.S. Lender, the “Lenders”). The Credit Facility provides a $30.0 million revolving credit facility with a Canadian sublimit of $5.0 million, subject to borrowing base limitations. The Credit Facility expires on November 15, 2013, which date will be extended upon the occurrence of certain refinancing of the Company’s 9.75% Senior Notes. Each existing and future direct and indirect wholly-owned domestic subsidiary of the Company (collectively, the “U.S. Guarantors”) is a guarantor of payment of the U.S. obligations under the Credit Facility and each future direct and indirect wholly-owned Canadian subsidiary of Olympic is a guarantor of payment of the Canadian obligations under the Credit Facility.

The borrowings under the Credit Facility are secured by a perfected first priority lien and security interest (subject to certain exceptions) in favor of the U.S. Lender in all present and future assets and equity of the Company and each U.S. Guarantor and 65% of the equity in Olympic, and borrowings by Olympic are secured by a perfected first priority lien and security interest (subject to certain exceptions) in favor of the Canadian Lender in all present and future assets of Olympic. The Credit Facility has a variable interest rate depending on certain factors.

The Credit Facility contains affirmative and negative covenants, representations and warranties, borrowing conditions, events of default and remedies for the Lenders. The aggregate loan or any individual loan made under the Credit Facility may be prepaid at any time subject to certain restrictions. The Credit Facility is also subject to the payment of upfront, letter of credit, administrative and certain other fees. The Credit Facility requires the payment of an unused line fee of 0.5% per annum payable in arrears.

Note Payable: The Company is party to a note payable to a former executive with remaining payments of $6,000 per month until May 2013. The note is non-interest bearing and is guaranteed by Olympic.

Aggregate Maturities: The aggregate maturities of the Company’s debt are: $29,000 in 2013 and $275.0 million in 2014.

NOTE F—LEASE OBLIGATIONS

Assets recorded under capital lease obligations of $3.8 million and $3.7 million at December 31, 2012 and 2011, respectively, are included in property and equipment. Accumulated depreciation related to such assets was $1.5 million and $1.2 million at December 31, 2012 and 2011, respectively. Depreciation on the assets recorded under capital leases is included in depreciation expense.

The Company leases office space under operating leases, some of which include renewal options. Rental expense for the years ended December 31, 2012, 2011 and 2010 was approximately $1.8 million, $1.7 million, and $1.7 million, respectively. The Company received income from subleases of approximately $0.3 million in each of the years ended December 31, 2012, 2011 and 2010.

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments for the five years subsequent to December 31, 2012, thereafter and in the aggregate are as follows (in thousands):

	Capital Leases	Operating Leases
2013	$446	$1,010
2014	446	696
2015	430	672
2016	412	471
2017	440	53
Thereafter	1,970	—

Total minimum lease payments	4,144	$2,902

Less amount representing interest	(1,031)

Present value of net minimum lease payments	$3,113

Capital leases are comprised mostly of a sale leaseback agreement entered into by Olympic in 2002 on a building and land located in Calgary, Alberta, Canada. The term of the lease is 20-years with remaining lease payments of: $409,500 (Canadian dollars) in years 11-15 and $452,340 (Canadian dollars) in years 16-20.

NOTE G—COMMITMENTS AND CONTINGENCIES

The Company is involved from time to time in ordinary, routine claims and lawsuits incidental to its business. In the opinion of management, uninsured losses, if any, resulting from the ultimate resolutions of these matters should not be material to the Company’s financial position, results of operations or cash flows. However, it is not possible to predict or determine the outcomes of the legal actions brought against it or by it, or to provide an estimate of all additional losses, if any, that may arise. At December 31, 2012, the Company has recorded the estimated amount of potential exposure it may have with respect to litigation and claims. Such amounts are not material to the financial statements.

NOTE H—STOCK-BASED COMPENSATION

The Company maintains various stock-based compensation plans administered by the board of directors of Holdings, the Company’s parent, for the benefit of the Company’s key employees and non-employee directors as discussed below.

Total stock-based compensation cost recognized and included in selling, general and administrative expenses was $0.8 million, $0.5 million and $3.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company has not recognized any tax benefits related to stock based compensation for the three years ended December 31, 2012.

Restricted Stock Units

In April 2008, Holdings adopted the 2008 Restricted Stock and Restricted Stock Unit Plan which is designed to provide incentives to present and future employees of the Company through the grant of restricted stock and restricted stock unit awards. The 2008 Restricted Stock and Restricted Stock Unit Plan authorizes the issuance of up to 25,000 shares of Holdings’ common stock pursuant to such grants. The restricted stock units are convertible into common shares of Holdings within 30 days of one of the following events: termination of employment, death, disability or upon a change in control of the Company. During the years ended December 31,

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2012, 2011 and 2010, 106, 221 and 241 restricted stock units, respectively, were converted into shares of Holdings. A total of 22,659 restricted shares were available for grant at December 31, 2012.

Stock Options

2007 Non-Qualified Stock Option Plan

In February 2007, Holdings adopted the 2007 Non-Qualified Stock Option Plan (the “2007 Option Plan”) in order to provide an equity component to management compensation following the Merger. The board of directors of Holdings may issue options to purchase up to 105,200 shares of Holdings’ common stock.

The options issued under the 2007 Stock Option Plan contain only service condition requirements. The issuances in 2007 through 2010 and the issuances in 2012 vest 25 percent on each anniversary of the grant date for four years provided the employee has provided continued service. The 2011 issuances vest 20 percent on each anniversary of the grant date for five years provided the employee has provided continued service. The options provide for certain acceleration of vesting and cancellation of options under different circumstances, such as a change in control, death, disability and termination of service. The Company recognizes compensation expense for these options on a straight-line basis over the requisite service period for each separate vesting portion of the option as if the option was, in substance, multiple options (graded vesting). The options expire 10 years after the date of grant. Upon exercise of the options, shares will be issued from authorized but unissued shares of Holdings. A total of 9,859 shares of Holdings common stock were available for grant as options at December 31, 2012.

2012 Non-Qualified Stock Option Plan

In May 2012, Holdings adopted the 2012 Non-Qualified Stock Option Plan (the “2012 Option Plan”) to provide incentives to present and future employees of the Company through the grant of Holdings’ common stock options. The board of directors of Holdings may issue options to purchase up to 48,605 shares of Holdings’ common stock.

The options issued in 2012 under the 2012 Stock Option Plan provide for the options to be vested in three different tranches:

•	one-third of the total grant vests 20 percent on each anniversary of the grant date for five years provided the employee has provided continued service (service condition)

•	one-third of the total grant vests on a 2.0X event, as defined in the applicable stock option agreement (market and performance conditions)

•	one-third of the total grant vests on a 2.5X event, as defined in the applicable stock option agreement (market and performance conditions)

The options provide for certain acceleration of vesting and cancellation of options under different circumstances, such as a change in control, death, disability and termination of service. For the portion of the options that vest only based upon a service condition, the Company recognizes compensation expense using graded vesting over the requisite service period. For the options containing market and performance conditions, the Company defers all stock-based compensation until the consummation of the performance condition. The options expire 10 years after the date of grant. Upon exercise of the options, shares will be issued from authorized but unissued shares of Holdings. A total of 5,105 shares of Holdings common stock were available for grant under the 2012 Stock Option Plan at December 31, 2012.

The Company estimated the fair value of the options on each grant date by using the Monte Carlo simulation method for the portion of the options that contain both a market and a performance condition and the

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Black-Scholes option pricing method for options (or the portion of the options) that contain only a service condition. The assumptions used in the option valuation models are outlined in the following table:

	Year Ended December 31,
	2012	2011	2010
Weighted average grant date fair value per share	$95.25	$123.29	$47.15
Weighted average assumptions used:
Expected volatility	45%	45%	45%
Expected life (in years)	6.47	6.50	6.63
Risk-free interest rate	1.70%	2.36%	3.23%
Expected dividend yield	—	—	—

The computation of the expected volatility assumptions used in the option valuation models was based on historical volatilities and implied volatilities of peer companies. The Company utilized the volatilities of peer companies due to its lack of extensive history. The expected life was used for options valued using the Black-Scholes option pricing method. The Company used the “simplified” method prescribed in SEC Staff Accounting Bulletin (“SAB”) No. 110, for companies that do not have adequate historical data. The risk-free interest rate was based on the U.S. Treasury yield at the time of grant. The expected dividend yield of 0% was based on the fact that the Company does not currently pay dividends, nor does it intend to pay a dividend in the future.

In May 2010, the Company cancelled and reissued all of its then outstanding stock options in order to reduce the exercise price of the options to $193.13. The vesting conditions and the expiration dates were not changed from the original grant of each option. The modification affected 16 employees and 2 non-employee directors who had a total of 86,135 options outstanding as of the modification date. The incremental compensation cost as a result of the modified exercise price was $1.3 million, of which $0.9 million was expensed immediately for vested options at the date of modification. The remaining $0.4 million incremental cost along with the remaining unrecognized compensation cost prior to the modification is being recognized using the graded vesting attribution method over the remaining vesting periods of stock options. The incremental compensation cost as a result of the re-pricing was calculated as the difference in the fair value of the stock options immediately before the re-pricing and the fair value of the stock options at the new exercise price. The fair value was estimated using the Black-Scholes option pricing method. The assumptions used in the model are outlined in the following table:

	Prior to Re-pricing	After Re-pricing
Weighted average grant date fair value per share	$21.43	$36.74
Weighted average assumptions used:
Expected volatility	45%	45%
Expected life (in years)	5.97	4.97
Risk free interest rate	3.01%	2.60%
Expected dividend yield	—	—

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes stock option activity during the years ended December 31, 2012, 2011 and 2010 (shares in thousands):

	Year Ended December 31, 2012		Year Ended December 31, 2011		Year Ended December 31, 2010
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of period	84	$193.91	91	$193.13	92	$392.07
Granted	45	$258.37	1	$258.37	91	$193.13
Exercised	—	$—	(8)	$193.13	—	$—
Cancelled	—	$—	—	$—	(91)	$392.09
Forfeited	—	$—	—	$—	(1)	$389.42

Outstanding at end of period(1)	129	$216.62	84	$193.91	91	$193.13

Options exercisable at end of period(2)	80	$193.29	76	$193.13	62	$193.13

Available for grant at end of period	15		12		13

(1)	Stock options outstanding at December 31, 2012 have a weighted average remaining contractual term of 6.2 years.
(2)	Exercisable stock options at December 31, 2012 have a weighted average remaining contractual term of 4.4 years.

As of December 31, 2012, the total future compensation cost related to non-vested options not yet recognized in the Consolidated Statement of Operations was $3.8 million, of which $2.4 million is attributable to vesting upon contingent events and $1.4 million is attributable to time-based vesting. The compensation costs associated with time-based vesting will be recognized using graded vesting over a weighted average period of 3.5 years. The Company did not receive any cash from option exercises during the three years ended December 31, 2012.

NOTE I—STOCKHOLDER’S EQUITY

In May 2011, Centerbridge purchased a minority interest in Holdings for $125.0 million. Concurrently with the closing of this transaction, Holdings contributed $125.0 million to the Company. Holdings incurred approximately $4.9 million in professional fees associated with this transaction, which are reflected as a reduction to Holdings’ contribution to the Company. The funds received were used to redeem $125.0 million of the Company’s 9.75% Senior Notes in July 2011.

NOTE J—FAIR VALUE MEASUREMENTS

Authoritative guidance on fair value measurements provides a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of the Company’s assets and liabilities, market data or assumptions are used that the Company believes market participants would use in pricing an asset or liability,

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

including assumptions about risk when appropriate. The Company’s assets that are measured at fair value on a recurring basis include the following (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
At December 31, 2012:
Cash equivalents	$61,272	$61,272	$—	$—
At December 31, 2011:
Cash equivalents	$74,421	$74,421	$—	$—
Investment in stock options related to equity securities	262	—	262	—

The Company had no transfers of assets between any of the above levels during the years ended December 31, 2012 or 2011.

Cash equivalents include treasury bills and money market funds that invest in United States government obligations and a Canadian dollar investment account, all with original maturities of three months or less. The original costs of these assets approximate fair value due to their short-term maturity.

Investment in stock options related to equity securities are measured at fair value using the Black-Scholes option pricing model based on observable market inputs such as stock prices, interest rates and expected volatility assumptions. Based on these inputs, these assets are classified within Level 2 of the valuation hierarchy.

During the year ended December 31, 2012, the Company sold a portion of its investment in stock options for proceeds totaling $0.2 million. The remaining stock options expired unexercised in May 2012.

Other Financial Instruments:

Based upon the rates available to the Company, the fair value of the 9.75% Senior Notes and the note payable to a former executive approximated $274.6 million as of December 31, 2012, compared to the book value of $275.0 million. The quoted market price of the 9.75% Senior Notes was $274.6 million at December 31, 2012. The fair value of the 9.75% Senior Notes and the note payable to a former executive approximated $273.0 million as of December 31, 2011, compared to the book value of $275.1 million. The quoted market price of the 9.75% Senior Notes was $272.9 million at December 31, 2011. The fair value for the Company’s most significant debt balance, the 9.75% Senior Notes, was estimated using Level 1 inputs whereas the estimate of fair value for the note payable to a former executive was calculated using Level 2 inputs.

NOTE K—RELATED PARTY TRANSACTIONS

Holdings does not maintain a cash account. Consequently, the Company makes payments, as needed, on Holdings’ behalf for corporate expenditures such as taxes and share repurchases for employees that have left the Company and who held equity instruments in Holdings. The Company receives payments on the outstanding balance only when Holdings receives cash from stock issuances. In 2012, 2011 and 2010, the Company made payments of approximately $13,000, $755,000 and $9,000, respectively on behalf of Holdings. The Company received $50,000 from Holdings in 2011 which was applied toward the outstanding balance. The balance due from Holdings as of December 31, 2012 and 2011 was $874,000 and $861,000, respectively.

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company owns 20% of Wandoo Energy LLC (“Wandoo”), a privately owned oil and gas prospecting company. The Company’s Chief Operating Officer serves as the Company’s representative on the board of directors of Wandoo. The Company received $552,000, $67,000 and $40,000 in 2012, 2011 and 2010, respectively, in cash dividends from Wandoo. Additionally, Wandoo reimbursed the Company in 2010 for $133,000 in geophysical consulting services previously paid to Wandoo’s president in 2005 and 2006. In 2011, the Company received $335,000 for a licensing agreement with Texoz E&P, Inc., a wholly-owned subsidiary of Texon Petroleum Ltd. (“Texon”). Texon was formed in 2006 as a spinoff from Wandoo. The Company received shares and stock options in Texon in connection with its formation. As of December 31, 2012, the Company has sold all of its Texon shares and stock options that had a strike price below market price prior to their expiration.

NOTE L—STATEMENT OF CASH FLOW INFORMATION

Cash and cash equivalents at December 31, 2012 and December 31, 2011 included $651,000 and $122,000, respectively of restricted cash related to collateral on seismic operations bonds. The balances at December 31, 2012 and December 31, 2011 also included $125,000 (Canadian) of restricted cash posted as security against Company issued credit cards for Olympic.

For purposes of the statement of cash flows, the Company considers all highly liquid investments or debt instruments with an original maturity of three months or less to be cash equivalents. The Company maintains its day-to-day operating cash and temporary excess cash with various banking institutions that, in turn, invest in time deposits and U.S. Treasury bills.

Income taxes paid during 2012, 2011 and 2010 were $3.2 million, $8.1 million and $15,000, respectively. In 2012, 2011 and 2010, the Company received income tax refunds of $1.0 million, $0.1 million, and $68,000, respectively.

The Company had non-cash additions to its seismic data library comprised of the following (in thousands):

	Year Ended December 31,
	2012	2011	2010
Non-monetary exchanges related to resale licensing revenue	$1,554	$7,609	$4,000
Non-monetary exchanges from underwriting of new data acquisition	4,122	2,687	3,222
Other non-monetary exchanges	—	98	124
Completion of data in progress from prior non-monetary exchanges	142	—	3,199
Less: Non-monetary exchanges for data in progress	(2,442)	(179)	—

Total non-cash additions to seismic data library	$3,376	$10,215	$10,545

Non-cash revenue consisted of the following (in thousands):

	Year Ended December 31,
	2012	2011	2010
Acquisition revenue on underwriting from non-monetary exchange contracts	$5,452	$2,274	$2,677
Licensing revenue from specific data licenses and selections on non-monetary exchange contracts	3,046	7,169	7,187
Solutions revenue recognized from non-monetary exchange contracts	20	71	—

Total non-cash revenue	$8,518	$9,514	$9,864

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE M—INDUSTRY SEGMENTS

The Company operates in one business segment, which is made up of seismic data acquisition, seismic data licensing, seismic data processing and seismic reproduction service.

Geographic information for the periods presented was as follows (in thousands):

	United States	Canada	Total
Year Ended December 31, 2012
Revenue	$157,381	$83,077	$240,458
Assets(1)	102,212	82,723	184,935
Year Ended December 31, 2011
Revenue	$152,792	$65,216	$218,008
Assets(1)	65,156	60,577	125,733
Year Ended December 31, 2010
Revenue	$129,888	$45,668	$175,556
Assets(1)	76,121	35,429	111,550

(1)	Assets include net seismic data library and net property and equipment.

The Company’s revenues may be divided into two major categories: (i) acquisition and licensing of seismic data and (ii) reproduction and delivery of seismic data and other services. Revenue by type of service for the periods presented was as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Acquisition and licensing of seismic data	$234,785	$213,656	$171,778
Reproduction and delivery of seismic data and other services	5,673	4,352	3,778

Total revenue	$240,458	$218,008	$175,556

NOTE N—SUPPLEMENTAL GUARANTORS CONSOLIDATING CONDENSED FINANCIAL INFORMATION

On February 14, 2007, the Company completed a private placement of 9.75% Senior Notes in the aggregate principal amount of $400.0 million. As of December 31, 2012, $275.0 million aggregate principal amount remains outstanding. The Company’s payment obligations under the 9.75% Senior Notes are jointly and severally guaranteed by certain of its 100% owned U.S. subsidiaries (“Guarantor Subsidiaries”). All subsidiaries of the Company that do not guaranty the 9.75% Senior Notes are referred to as Non-Guarantor Subsidiaries.

The consolidating condensed financial statements are presented below and should be read in connection with the Condensed Consolidated Financial Statements of the Company. Separate financial statements of the Guarantor Subsidiaries are not presented because (i) the Guarantor Subsidiaries are wholly-owned and have fully and unconditionally guaranteed the 9.75% Senior Notes on a joint and several basis, and (ii) the Company’s management has determined such separate financial statements are not material to investors.

The following consolidating condensed financial information presents the consolidating condensed balance sheets as of December 31, 2012 and December 31, 2011, and the consolidating condensed statements of operations, statements of comprehensive income (loss) and statements of cash flows for the years ended

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2012, 2011 and 2010 of (a) the Company; (b) the Guarantor Subsidiaries; (c) the Non-Guarantor Subsidiaries; (d) elimination entries; and (e) the Company, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries on a consolidated basis.

Investments in subsidiaries are accounted for on the equity method. The principal elimination entries eliminate investments in subsidiaries, intercompany balances, intercompany transactions and intercompany sales.

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED BALANCE SHEET

As of December 31, 2012

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
ASSETS
Cash and cash equivalents	$—	$60,533	$1,358	$—	$61,891
Receivables
Trade, net	—	43,806	17,389	—	61,195
Notes and other, net	—	9	2,134	—	2,143
Due from Seitel Holdings, Inc.	—	874	—	—	874
Intercompany receivables (payables)	75,688	(49,827)	(25,861)	—	—
Investment in subsidiaries	332,819	432,870	1,590	(767,279)	—
Net seismic data library	—	100,087	80,030	—	180,117
Net property and equipment	—	2,125	2,693	—	4,818
Prepaid expenses, deferred charges and other	2,644	5,122	3,008	—	10,774
Intangible assets, net	900	13,250	6,678	—	20,828
Goodwill	—	107,688	100,332	—	208,020
Deferred income taxes	—	84	—	—	84

TOTAL ASSETS	$412,051	$716,621	$189,351	$(767,279)	$550,744

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable and accrued liabilities	$10,049	$38,179	$14,555	$—	$62,783
Income taxes payable	336	900	2,898	—	4,134
Senior Notes	275,000	—	—	—	275,000
Notes payable	29	—	—	—	29
Obligations under capital leases	—	81	3,032	—	3,113
Deferred revenue	—	45,320	7,537	—	52,857
Deferred income taxes	—	—	2,470	—	2,470

TOTAL LIABILITIES	285,414	84,480	30,492	—	400,386

STOCKHOLDER’S EQUITY
Common stock	—	—	—	—	—
Additional paid-in capital	398,772	—	—	—	398,772
Parent investment	—	764,752	156,918	(921,670)	—
Retained deficit	(272,135)	(132,611)	(21,780)	154,391	(272,135)
Accumulated other comprehensive income	—	—	23,721	—	23,721

TOTAL STOCKHOLDER’S EQUITY	126,637	632,141	158,859	(767,279)	150,358

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$412,051	$716,621	$189,351	$(767,279)	$550,744

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED BALANCE SHEET

As of December 31, 2011

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
ASSETS
Cash and cash equivalents	$—	$61,612	$13,282	$—	$74,894
Receivables
Trade, net	—	32,129	19,177	—	51,306
Notes and other, net	520	1,606	2,196	—	4,322
Due from Seitel Holdings, Inc.	—	861	—	—	861
Intercompany receivables (payables)	95,955	(78,614)	(17,341)	—	—
Investment in subsidiaries	272,268	416,322	1,448	(690,038)	—
Net seismic data library	—	63,259	57,435	—	120,694
Net property and equipment	—	1,897	3,142	—	5,039
Investment in marketable securities	—	262	—	—	262
Prepaid expenses, deferred charges and other	4,409	5,078	757	—	10,244
Intangible assets, net	900	16,462	9,452	—	26,814
Goodwill	—	107,688	98,150	—	205,838
Deferred income taxes	—	56	—	—	56

TOTAL ASSETS	$374,052	$628,618	$187,698	$(690,038)	$500,330

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable and accrued liabilities	$10,050	$23,563	$26,937	$—	$60,550
Income taxes payable	81	—	1,383	—	1,464
Senior Notes	275,000	—	—	—	275,000
Notes payable	95	—	—	—	95
Obligations under capital leases	—	—	3,161	—	3,161
Deferred revenue	—	33,340	15,505	—	48,845
Deferred income taxes	—	—	1,375	—	1,375

TOTAL LIABILITIES	285,226	56,903	48,361	—	390,490

STOCKHOLDER’S EQUITY
Common stock	—	—	—	—	—
Additional paid-in capital	398,011	—	—	—	398,011
Parent investment	—	764,752	156,913	(921,665)	—
Retained deficit	(309,185)	(193,299)	(38,328)	231,627	(309,185)
Accumulated other comprehensive income	—	262	20,752	—	21,014

TOTAL STOCKHOLDER’S EQUITY	88,826	571,715	139,337	(690,038)	109,840

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$374,052	$628,618	$187,698	$(690,038)	$500,330

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2012

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
REVENUE	$—	$157,324	$84,435	$(1,301)	$240,458
EXPENSES:
Depreciation and amortization	—	88,724	51,030	—	139,754
Cost of sales	—	446	18	—	464
Selling, general and administrative	2,117	17,607	10,665	(1,301)	29,088

	2,117	106,777	61,713	(1,301)	169,306

INCOME (LOSS) FROM OPERATIONS	(2,117)	50,547	22,722	—	71,152
Interest expense, net	(21,542)	(6,015)	(1,454)	—	(29,011)
Foreign currency exchange gains (losses)	—	(4)	685	—	681
Gain on sale of marketable securities	—	230	—	—	230
Other income	21	759	—	—	780

Income (loss) before income taxes and equity in income of subsidiaries	(23,638)	45,517	21,953	—	43,832
Provision for income taxes	—	1,377	5,405	—	6,782
Equity in income of subsidiaries	60,688	16,548	—	(77,236)	—

NET INCOME	$37,050	$60,688	$16,548	$(77,236)	$37,050

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF COMPREHENSIVE INCOME

For the Year Ended December 31, 2012

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Net income	$37,050	$60,688	$16,548	$(77,236)	$37,050
Unrealized losses on securities held as available for sale, net of tax:
Unrealized net holding losses arising during the period	—	(32)	—	—	(32)
Less: Reclassification adjustment for realized gains included in earnings	—	(230)	—	—	(230)
Foreign currency translation adjustments	—	—	2,969	—	2,969

Comprehensive income	$37,050	$60,426	$19,517	$(77,236)	$39,757

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
REVENUE	$—	$152,759	$66,644	$(1,395)	$218,008
EXPENSES:
Depreciation and amortization	—	92,106	50,857	—	142,963
Cost of sales	—	88	12	—	100
Selling, general and administrative	1,503	19,626	11,915	(1,395)	31,649

	1,503	111,820	62,784	(1,395)	174,712

INCOME (LOSS) FROM OPERATIONS	(1,503)	40,939	3,860	—	43,296
Interest expense, net	(14,124)	(19,805)	(838)	—	(34,767)
Foreign currency exchange gains (losses)	—	4	(730)	—	(726)
Loss on early extinguishment of debt	(7,912)	—	—	—	(7,912)
Gain on sale of marketable securities	—	2,467	—	—	2,467
Other income	4	67	179	—	250

Income (loss) before income taxes and equity in income of subsidiaries	(23,535)	23,672	2,471	—	2,608
Provision (benefit) for income taxes	—	(418)	810	—	392
Equity in income of subsidiaries	25,751	1,661	—	(27,412)	—

NET INCOME	$2,216	$25,751	$1,661	$(27,412)	$2,216

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the Year Ended December 31, 2011

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Net income	$2,216	$25,751	$1,661	$(27,412)	$2,216
Unrealized losses on securities held as available for sale, net of tax:
Unrealized net holding losses arising during the period	—	(373)	—	—	(373)
Less: Reclassification adjustment for realized gains included in earnings	—	(2,467)	—	—	(2,467)
Foreign currency translation adjustments	—	(1)	(3,036)	—	(3,037)

Comprehensive income (loss)	$2,216	$22,910	$(1,375)	$(27,412)	$(3,661)

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2010

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
REVENUE	$—	$131,417	$47,892	$(3,753)	$175,556
EXPENSES:
Depreciation and amortization	—	126,593	48,999	—	175,592
Cost of sales	—	87	10	—	97
Selling, general and administrative	3,219	19,612	12,753	(3,753)	31,831

	3,219	146,292	61,762	(3,753)	207,520

LOSS FROM OPERATIONS	(3,219)	(14,875)	(13,870)	—	(31,964)
Interest expense, net	(20,115)	(20,173)	(248)	—	(40,536)
Foreign currency exchange gains	—	24	417	—	441
Gain on sale of marketable securities	—	4,188	—	—	4,188
Other income	2	319	125	—	446

Loss before income taxes and equity in loss of subsidiaries	(23,332)	(30,517)	(13,576)	—	(67,425)
Benefit for income taxes	—	(328)	(3,680)	—	(4,008)
Equity in loss of subsidiaries	(40,085)	(9,896)	—	49,981	—

NET LOSS	$(63,417)	$(40,085)	$(9,896)	$49,981	$(63,417)

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF COMPREHENSIVE LOSS

For the Year Ended December 31, 2010

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Net loss	$(63,417)	$(40,085)	$(9,896)	$49,981	$(63,417)
Unrealized gains on securities held as available for sale, net of tax:
Unrealized net holding gains arising during the period	—	4,117	—	—	4,117
Less: Reclassification adjustment for realized gains included in earnings	—	(4,188)	—	—	(4,188)
Foreign currency translation adjustments	—	1	6,947	—	6,948

Comprehensive loss	$(63,417)	$(40,155)	$(2,949)	$49,981	$(56,540)

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Cash flows from operating activities:
Net cash provided by (used in) operating activities	$(27,325)	$133,731	$65,075	$—	$171,481

Cash flows from investing activities:
Cash invested in seismic data	—	(100,280)	(82,964)	—	(183,244)
Cash paid to acquire property, equipment and other	—	(1,278)	(144)	—	(1,422)
Net proceeds from sale of marketable securities	—	230	—	—	230
Cash from sale of property, equipment and other	—	90	—	—	90
Advances to Seitel Holdings, Inc.	—	(13)	—	—	(13)

Net cash used in investing activities	—	(101,251)	(83,108)	—	(184,359)

Cash flows from financing activities:
Principal payments on notes payable	(66)	—	—	—	(66)
Principal payments on capital lease obligations	—	(14)	(198)	—	(212)
Intercompany transfers	27,391	(33,541)	6,150	—	—

Net cash provided by (used in) financing activities	27,325	(33,555)	5,952	—	(278)

Effect of exchange rate changes	—	(4)	157	—	153

Net decrease in cash and cash equivalents	—	(1,079)	(11,924)	—	(13,003)
Cash and cash equivalents at beginning of period	—	61,612	13,282	—	74,894

Cash and cash equivalents at end of period	$—	$60,533	$1,358	$—	$61,891

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2011

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Cash flows from operating activities:
Net cash provided by (used in) operating activities	$(39,324)	$120,404	$45,743	$—	$126,823

Cash flows from investing activities:
Cash invested in seismic data	—	(68,145)	(58,834)	—	(126,979)
Cash paid to acquire property, equipment and other	—	(1,856)	(265)	—	(2,121)
Net proceeds from sale of marketable securities	—	2,467	—	—	2,467
Cash from sale of property, equipment and other	—	121	1	—	122
Advances to Seitel Holdings, Inc.	—	(755)	—	—	(755)
Repayment from Seitel Holdings, Inc.	—	50	—	—	50

Net cash used in investing activities	—	(68,118)	(59,098)	—	(127,216)

Cash flows from financing activities:
Contributed capital	125,000	—	—	—	125,000
Repayment of 9.75% Senior Notes	(131,094)	—	—	—	(131,094)
Repayment of 11.75% Senior Notes	(2,000)	—	—	—	(2,000)
Principal payments on notes payable	(59)	—	—	—	(59)
Principal payments on capital lease obligations	—	—	(164)	—	(164)
Borrowings on line of credit	—	—	737	—	737
Payments on line of credit	—	—	(737)	—	(737)
Costs of debt and equity transactions	(6,268)	—	(70)	—	(6,338)
Intercompany transfers	53,745	(65,745)	12,000	—	—

Net cash provided by (used in) financing activities	39,324	(65,745)	11,766	—	(14,655)

Effect of exchange rate changes	—	3	(32)	—	(29)

Net decrease in cash and cash equivalents	—	(13,456)	(1,621)	—	(15,077)
Cash and cash equivalents at beginning of period	—	75,068	14,903	—	89,971

Cash and cash equivalents at end of period	$—	$61,612	$13,282	$—	$74,894

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Cash flows from operating activities:
Net cash provided by (used in) operating activities	$(39,719)	$115,561	$33,038	$—	$108,880

Cash flows from investing activities:
Cash invested in seismic data	—	(33,287)	(16,178)	—	(49,465)
Cash paid to acquire property, equipment and other	—	(380)	(147)	—	(527)
Net proceeds from sale of marketable securities	—	4,188	—	—	4,188
Cash from sale of property, equipment and other	—	86	—	—	86
Advances to Seitel Holdings, Inc.	—	(9)	—	—	(9)
Return of capital from subsidiary	—	4,501	(4,501)	—	—

Net cash used in investing activities	—	(24,901)	(20,826)	—	(45,727)

Cash flows from financing activities:
Principal payments on notes payable	(54)	—	—	—	(54)
Principal payments on capital lease obligations	—	—	(146)	—	(146)
Borrowings on line of credit	—	—	10	—	10
Payments on line of credit	—	—	(10)	—	(10)
Costs of debt and equity transactions	(65)	—	—	—	(65)
Intercompany transfers	39,838	(39,838)	—	—	—

Net cash provided by (used in) financing activities	39,719	(39,838)	(146)	—	(265)

Effect of exchange rate changes	—	25	788	—	813

Net decrease in cash and cash equivalents	—	50,847	12,854	—	63,701
Cash and cash equivalents at beginning of period	—	24,221	2,049	—	26,270

Cash and cash equivalents at end of period	$—	$75,068	$14,903	$—	$89,971

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE O—QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2012 and 2011:

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
	(In thousands)
2012
Revenue	$72,547	$46,028	$51,556	$70,327
Operating income	24,974	8,335	8,904	28,939
Net income	14,706	1,270	1,129	19,945

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
	(In thousands)
2011
Revenue	$59,496	$35,545	$52,208	$70,759
Operating income	9,501	4,335	10,506	18,954
Net income (loss)	511	(5,026)	(5,111)	11,842

SEITEL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	(Unaudited) March 31, 2013	December 31, 2012
ASSETS
Cash and cash equivalents	$25,544	$61,891
Receivables
Trade, net of allowance for doubtful accounts of $352 and $737, respectively	43,595	61,195
Notes and other, net of allowance for doubtful accounts of $988	2,101	2,143
Due from Seitel Holdings, Inc.	1,120	874
Seismic data library, net of accumulated amortization of $911,781 and $889,804, respectively	197,221	180,117
Property and equipment, net of accumulated depreciation and amortization of $13,755 and $13,461, respectively	4,651	4,818
Prepaid expenses, deferred charges and other	11,040	10,774
Intangible assets, net of accumulated amortization of $35,214 and $34,087, respectively	19,255	20,828
Goodwill	205,974	208,020
Deferred income taxes	84	84

TOTAL ASSETS	$510,585	$550,744

LIABILITIES AND STOCKHOLDER’S EQUITY
LIABILITIES
Accounts payable and accrued liabilities	$53,122	$62,783
Income taxes payable	972	4,134
Debt
Senior Notes	250,000	275,000
Notes payable	12	29
Obligations under capital leases	2,990	3,113
Deferred revenue	51,348	52,857
Deferred income taxes	2,896	2,470

TOTAL LIABILITIES	361,340	400,386

COMMITMENTS AND CONTINGENCIES
STOCKHOLDER’S EQUITY
Common stock, par value $.001 per share; 100 shares authorized, issued and outstanding at March 31, 2013 and December 31, 2012	—	—
Additional paid-in capital	398,998	398,772
Retained deficit	(270,397)	(272,135)
Accumulated other comprehensive income	20,644	23,721

TOTAL STOCKHOLDER’S EQUITY	149,245	150,358

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$510,585	$550,744

The accompanying notes are an integral part of these condensed consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2013	2012
REVENUE	$51,351	$72,547
EXPENSES:
Depreciation and amortization	29,338	39,384
Cost of sales	39	97
Selling, general and administrative	7,387	8,092

	36,764	47,573

INCOME FROM OPERATIONS	14,587	24,974
Interest expense, net	(9,315)	(7,219)
Foreign currency exchange gains (losses)	(647)	411
Loss on early extinguishment of debt	(1,504)	—
Other income	1	81

Income before income taxes	3,122	18,247
Provision for income taxes	1,384	3,541

NET INCOME	$1,738	$14,706

The accompanying notes are an integral part of these condensed consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2013	2012
Net income	$1,738	$14,706
Unrealized gains on securities held as available for sale, net of tax	—	85
Foreign currency translation adjustments	(3,077)	2,556

Comprehensive income (loss)	$(1,339)	$17,347

The accompanying notes are an integral part of these condensed consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY (Unaudited)

(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income
	Shares	Amount
Balance, December 31, 2012	100	$—	$398,772	$(272,135)	$23,721
Amortization of stock-based compensation costs	—	—	226	—	—
Net income	—	—	—	1,738	—
Foreign currency translation adjustments	—	—	—	—	(3,077)

Balance, March 31, 2013	100	$—	$398,998	$(270,397)	$20,644

The accompanying notes are an integral part of these condensed consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2013	2012
Cash flows from operating activities:
Reconciliation of net income to net cash provided by operating activities:
Net income	$1,738	$14,706
Depreciation and amortization	29,338	39,384
Loss on early extinguishment of debt	1,504	—
Deferred income tax provision	523	1,065
Foreign currency exchange losses (gains)	647	(411)
Amortization of deferred financing costs	502	492
Amortization of stock-based compensation	226	73
Amortization of favorable facility lease	—	72
Non-cash revenue	(635)	(2,115)
Decrease (increase) in receivables	17,520	(1,092)
Decrease (increase) in other assets	287	(543)
Increase (decrease) in deferred revenue	(1,146)	985
Decrease in accounts payable and other liabilities	(15,092)	(7,534)

Net cash provided by operating activities	35,412	45,082

Cash flows from investing activities:
Cash invested in seismic data	(40,132)	(56,420)
Cash paid to acquire property, equipment and other	(336)	(250)
Advances to Seitel Holdings, Inc.	(246)	(4)

Net cash used in investing activities	(40,714)	(56,674)

Cash flows from financing activities:
Issuance of 9 1/2% Senior Notes	250,000	—
Repayment of 9.75% Senior Notes	(275,000)	—
Principal payments on notes payable	(17)	(16)
Principal payments on capital lease obligations	(62)	(42)
Costs of debt transactions	(5,822)	—

Net cash used in financing activities	(30,901)	(58)

Effect of exchange rate changes	(144)	171

Net decrease in cash and cash equivalents	(36,347)	(11,479)
Cash and cash equivalents at beginning of period	61,891	74,894

Cash and cash equivalents at end of period	$25,544	$63,415

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$18,253	$13,475
Income taxes, net of refunds received	$3,770	$1,462
Supplemental schedule of non-cash investing and financing activities:
Additions to seismic data library	$2,716	$709

The accompanying notes are an integral part of these condensed consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)

March 31, 2013

NOTE A-BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements of Seitel, Inc. and its subsidiaries (the “Company”) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Certain reclassifications have been made to the amounts in the prior year’s financial statements to conform to the current year’s presentation. In preparing the Company’s financial statements, a number of estimates and assumptions are made by management that affect the accounting for and recognition of assets, liabilities, revenues and expenses. Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for any other quarter of 2013 or for the year ending December 31, 2013. The condensed consolidated balance sheet of the Company as of December 31, 2012 has been derived from the audited balance sheet of the Company as of that date. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

NOTE B-REVENUE RECOGNITION

Revenue from Data Acquisition

The Company generates revenue when it creates a new seismic survey that is initially licensed by one or more of its customers to use the resulting data. The payments for the initial licenses are sometimes referred to as underwriting or prefunding. Customers make periodic payments throughout the creation period, which generally correspond to costs incurred and work performed. These payments are non-refundable. The Company considers the contracts signed up to the time the Company makes a firm commitment to create the new seismic survey as underwriting. Any subsequent licensing of the data while it is in progress is considered a resale license (see “Revenue from Non-Exclusive Data Licenses”).

Underwriting revenue is recognized throughout the creation period using the proportional performance method based upon costs incurred and work performed to date as a percentage of total estimated costs and work required. Management believes that this method is the most reliable and representative measure of progress for its data creation projects. On average, the duration of the data creation process is approximately one year. Under these contracts, the Company creates new seismic data designed in conjunction with its customers and specifically suited to the geology of the area using the most appropriate technology available.

The Company outsources the substantial majority of the work required to complete data acquisition projects to third party contractors. The Company’s payments to these third party contractors comprise the substantial majority of the total estimated costs of the project and are paid throughout the creation period. A typical survey includes specific activities required to complete the survey, each of which has value to the customers. Typical activities, that often occur concurrently, include:

•	permitting for land access, mineral rights, and regulatory approval;

•	surveying;

•	drilling for the placement of energy sources;

•	recording the data in the field; and

•	processing the data.

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

The customers paying for the initial licenses receive legally enforceable rights to any resulting product of each activity described above. The customers also receive access to and use of the newly acquired, processed data.

The customers’ access to and use of the results of the work performed and of the newly acquired, processed data is governed by a license agreement, which is a separate agreement from the acquisition contract. The Company’s acquisition contracts require the customer either to have a license agreement in place or to execute one at the time the acquisition contract is signed. The Company maintains sole ownership of the newly acquired data, which is added to its library, and is free to license the data to other customers.

Revenue from Non-Exclusive Data Licenses

The Company recognizes a substantial portion of its revenue from licensing of data once it is available for delivery. These are sometimes referred to as resale licensing revenue, post-acquisition license sales or shelf sales.

These sales fall under the following four basic forms of non-exclusive license contracts.

•

Specific license contract—The customer licenses and selects data from the data library, including data currently in progress, at the time the contract is entered into and holds this license for a long-term period.

•

Library card license contract—The customer initially receives only access to data. The customer may then select specific data, from the collection of data to which it has access, to hold long-term under its license agreement. The length of the selection periods under the library card contracts is limited in time and varies from customer to customer.

•

Review and possession license contract—The customer obtains the right to review a certain quantity of data for a limited period of time. During the review period, the customer may select specific data from that available for review to hold long-term under its license agreement. Any data not selected for long-term licensing must be returned to the Company at the end of the review period.

•	Review only license contract—The customer obtains rights to review a certain quantity of data for a limited period of time, but does not obtain the right to select specific data to hold long-term.

The Company’s non-exclusive license contracts specify the following:

•	that all customers must also execute a master license agreement that governs the use of all data received under the Company’s non-exclusive license contracts;

•	the specific payment terms, generally ranging from 30 days to 12 months, and that such payments are non-cancelable and non-refundable;

•	the actual data that is accessible to the customer; and

•

that the data is licensed in its present form, where is and as is and the Company is under no obligation to make any enhancements, modifications or additions to the data unless specific terms to the contrary are included.

Revenue from the non-exclusive licensing of seismic data is recognized when the following criteria are met:

•	the Company has an arrangement with the customer that is validated by a signed contract;

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FINANCIAL STATEMENTS (Unaudited)—(Continued)

•	the sales price is fixed and determinable;

•	collection is reasonably assured;

•	the customer has selected the specific data or the contract has expired without full selection;

•	the data is currently available for delivery; and

•	the license term has begun.

Copies of the data are available to the customer immediately upon request.

For licenses that have been invoiced for which payment is due or has been received, but have not met the aforementioned criteria, the revenue is deferred along with the related direct costs (primarily sales commissions). This normally occurs under the library card, review and possession or review only license contracts because the data selection may occur over time. Additionally, if the contract allows licensing of data that is not currently available or enhancements, modifications or additions to the data are required per the contract, revenue is deferred until such time that the data is available.

Revenue from Non-Monetary Exchanges

In certain cases, the Company will take ownership of a customer’s seismic data or revenue interest (collectively referred to as “data”) in exchange for a non-exclusive license to selected seismic data from the Company’s library and, in some cases, services provided by Seitel Solutions (“Solutions”). In connection with specific data acquisition contracts, the Company may choose to receive both cash and ownership of seismic data from the customer as consideration for the underwriting of new data acquisition. In addition, the Company may receive advanced data processing services on selected existing data in exchange for a non-exclusive license to selected data from the Company’s library. These exchanges are referred to as non-monetary exchanges. A non-monetary exchange for data always complies with the following criteria:

•	the data license delivered is always distinct from the data received;

•	the customer forfeits ownership of its data; and

•	the Company retains ownership in its data.

In non-monetary exchange transactions, the Company records a data library asset for the seismic data received or processed at the time the contract is entered into or the data is completed, as applicable, and recognizes revenue on the transaction in equal value in accordance with its policy on revenue from data licenses, which is, when the data is selected by the customer, or revenue from data acquisition, as applicable, or as services are provided by Solutions. The data license to the customer is in the form of one of the four basic forms of contracts discussed above. These transactions are valued at the fair value of the data received or delivered, whichever is more readily determinable.

Fair value of the data exchanged is determined using a multi-step process as follows:

•

First, the Company considers the value of the data or services received from the customer. In determining the value of the data received, the Company considers the age, quality, current demand and future marketability of the data and, in the case of 3D seismic data, the cost that would be required to create the data. In addition, the Company applies a limitation on the value it assigns per square mile on the data received. In determining the value of the services received, the Company considers the cost of such similar services that it could obtain from a third party provider.

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FINANCIAL STATEMENTS (Unaudited)—(Continued)

•

Second, the Company determines the value of the license granted to the customer. Typically, the range of cash transactions by the Company for licenses of similar data during the prior six months are evaluated. In evaluating the range of cash transactions, the Company does not consider transactions that are disproportionately high or low.

Due to the Company’s revenue recognition policies, revenue recognized on non-monetary exchange transactions may not occur at the same time the seismic data acquired is recorded as an asset. The activity related to non-monetary exchanges was as follows (in thousands):

	Three Months Ended March 31,
	2013	2012
Seismic data library additions	$2,716	$709
Revenue recognized on specific data licenses or selections of data	578	827
Revenue recognized related to acquisition contracts	57	1,268
Revenue recognized related to Solutions	—	20

Revenue from Solutions

Revenue from Solutions is recognized as the services for reproduction and delivery of seismic data are provided to customers.

NOTE C-SEISMIC DATA LIBRARY

The Company’s seismic data library consists of seismic surveys that are offered for license to customers on a non-exclusive basis. Costs associated with creating, acquiring or purchasing the seismic data library are capitalized and amortized principally on the income forecast method subject to a straight-line amortization period of 4 years, applied on a quarterly basis at the individual survey level.

Costs of Seismic Data Library

For purchased seismic data, the Company capitalizes the purchase price of the acquired data.

For data received through a non-monetary exchange, the Company capitalizes an amount equal to the fair value of the data received by the Company or the fair value of the license granted to the customer, whichever is more readily determinable. See Note B – Revenue Recognition – Revenue from Non-Monetary Exchanges for discussion of the process used to determine fair value.

For newly created data, the capitalized costs include costs paid to third parties for the acquisition of data and related permitting, surveying and other activities associated with the data creation activity. In addition, the Company capitalizes certain internal costs related to processing the created data. Such costs include salaries and benefits of the Company’s processing personnel and certain other costs incurred for the benefit of the processing activity. The Company believes that the internal processing costs capitalized are not greater than, and generally are less than, those that would be incurred and capitalized if such activity were performed by a third party. Capitalized costs for internal data processing were $0.9 million and $0.6 million for the three months ended March 31, 2013 and 2012, respectively.

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

Data Library Amortization

The Company amortizes its seismic data library investment using the greater of the amortization that would result from the application of the income forecast method subject to a minimum amortization rate or a straight-line basis over the useful life of the data. With respect to each survey in the data library, the straight-line policy is applied from the time such survey is available for licensing to customers on a non-exclusive basis.

The Company applies the income forecast method by forecasting the ultimate revenue expected to be derived from a particular data library component over the estimated useful life of each survey comprising part of such component. This forecast is made by the Company annually and reviewed quarterly. If, during any such review, the Company determines that the ultimate revenue for a library component is expected to be significantly different than the original estimate of total revenue for such library component, the Company revises the amortization rate attributable to future revenue from each survey in such component. The lowest amortization rate the Company applies using the income forecast method is 70%. In addition, in connection with the forecast reviews and updates, the Company evaluates the recoverability of its seismic data library investment, and if required, records an impairment charge with respect to such investment. See discussion on “Seismic Data Library Impairment” below.

The actual aggregate rate of amortization depends on the specific seismic surveys licensed and selected by the Company’s customers during the period and the amount of straight-line amortization recorded. The income forecast amortization rates can vary by component and, as of April 1, 2013, is 70% for all components. For those seismic surveys which have been fully amortized, no amortization expense is required on revenue recorded.

The greater of the income forecast or straight-line amortization policy is applied quarterly on a cumulative basis at the individual survey level. Under this policy, the Company first records amortization using the income forecast method. The cumulative amortization recorded for each survey is then compared with the cumulative straight-line amortization. If the cumulative straight-line amortization is higher for any specific survey, additional amortization expense is recorded, resulting in accumulated amortization being equal to the cumulative straight-line amortization for such survey. This requirement is applied regardless of future-year revenue estimates for the library component of which the survey is a part and does not consider the existence of deferred revenue with respect to the library component or to any survey.

Seismic Data Library Impairment

The Company evaluates its seismic data library investment by grouping individual surveys into components based on its operations and geological and geographical trends, resulting in the following data library segments for purposes of evaluating impairments: (I) North America 3D onshore comprised of the following components: (a) Texas Gulf Coast, (b) Eastern Texas, (c) Southern Louisiana/Mississippi, (d) Northern Louisiana, (e) Rocky Mountains, (f) Utica/Marcellus in Pennsylvania, Ohio and West Virginia, (g) Panhandle Plays in North Texas/Oklahoma, (h) other United States, (i) Montney in British Columbia and Alberta, (j) Horn River in British Columbia, (k) Cardium in Alberta and (l) other Canada; (II) United States 2D; (III) Canada 2D; (IV) Gulf of Mexico offshore; and (V) international data outside North America. The Company believes that these library components constitute the lowest levels of independently identifiable cash flows.

The Company evaluates its seismic data library investment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company considers the level of sales performance in each component compared to projected sales, as well as industry conditions, among others,

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NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

to be key factors in determining when its seismic data investment should be evaluated for impairment. In evaluating sales performance of each component, the Company generally considers five consecutive quarters of actual performance below forecasted sales to be an indicator of potential impairment.

The impairment evaluation is based first on a comparison of the undiscounted future cash flows over each component’s remaining estimated useful life with the carrying value of each library component. If the undiscounted cash flows are equal to or greater than the carrying value of such component, no impairment is recorded. If undiscounted cash flows are less than the carrying value of any component, the forecast of future cash flows related to such component is discounted to fair value and compared with such component’s carrying amount. The difference between the library component’s carrying amount and the discounted future value of the expected revenue stream is recorded as an impairment charge.

For purposes of evaluating potential impairment losses, the Company estimates the future cash flows attributable to a library component by evaluating, among other factors, historical and recent revenue trends, oil and gas prospectivity in particular regions, general economic conditions affecting its customer base and expected changes in technology and other factors that the Company deems relevant. The cash flow estimates exclude expected future revenues attributable to non-monetary data exchanges and future data creation projects.

The estimation of future cash flows and fair value is highly subjective and inherently imprecise. Estimates can change materially from period to period based on many factors, including those described in the preceding paragraph. Accordingly, if conditions change in the future, the Company may record impairment losses relative to its seismic data library investment, which could be material to any particular reporting period.

The Company did not have any impairment charges during the three months ended March 31, 2013 or 2012.

NOTE D-DEBT

The following is a summary of the Company’s debt (in thousands):

	March 31, 2013	December 31, 2012
9 1/2% Senior Notes	$250,000	$—
9.75% Senior Notes	—	275,000
Credit Facility	—	—
Note payable to former executive	12	29

	$250,012	$275,029

9 1/2% Senior Unsecured Notes: On March 20, 2013, the Company issued, in a private placement, $250.0 million aggregate principal amount of 9 1/2% senior notes (the “9 1/2% Senior Notes”). The proceeds from the 9 1/2% Senior Notes, together with $29.8 million cash on hand, were used to satisfy and discharge the 9.75% senior notes due 2014 (the “9.75% Senior Notes”), including accrued interest of $4.8 million. The 9 1/2% Senior Notes mature on April 15, 2019. Interest is payable in cash, semi-annually on April 15 and October 15 of each year, commencing on October 15, 2013. The 9 1/2% Senior Notes are unsecured and are guaranteed by substantially all of the Company’s significant domestic subsidiaries on a senior basis. The 9 1/2% Senior Notes contain restrictive covenants which limit the Company’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends and make other restricted payments, engage in transactions with affiliates, and complete mergers, acquisitions and sales of assets.

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NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

The Company is obligated to use its reasonable best efforts to offer to exchange the 9 1/2% Senior Notes under the Securities Act or otherwise register the resale of such notes no later than 240 days after their issuance. If this requirement is not met, then the annual interest on the 9 1/2% Senior Notes will increase by (1) 0.25 percentage points for the first 90 days following the end of such period and (2) 0.25 percentage points at the beginning of each subsequent 90-day period up to a maximum of 1.0 percentage point.

From time to time on or before April 15, 2016, the Company may redeem up to 35% of the aggregate principal amount of the 9 1/2% Senior Notes with the net proceeds of equity offerings at a redemption price equal to 109.50% of the principal amount, plus accrued and unpaid interest. Upon a change of control (as defined in the indenture), each holder of the 9 1/2% Senior Notes will have the right to require the Company to offer to purchase all of such holder’s notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest.

9.75% Senior Unsecured Notes: The Company had $275.0 million aggregate principal amount of its 9.75% Senior Notes outstanding until these notes were satisfied and discharged in connection with the issuance of the 9 1/2% Senior Notes. On March 20, 2013, the noteholders were issued a notice of redemption and the 9.75% Senior Notes were redeemed at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest through April 18, 2013. In accordance with the terms and conditions of the indenture governing the 9.75% Senior Notes, this payment satisfied and discharged the entire indebtedness under the 9.75% Senior Notes. Accordingly, the Company recorded a loss on early extinguishment of debt of $1.5 million, which included the write-off of unamortized issue expenses, for the three months ended March 31, 2013.

Credit Facility: On May 25, 2011, the Company entered into a credit agreement (the “Credit Facility”) with Wells Fargo Capital Finance, LLC (the “U.S. Lender”) and Wells Fargo Capital Finance Corporation Canada (the “Canadian Lender,” and collectively with the U.S. Lender, the “Lenders”). The Credit Facility provides a $30.0 million revolving credit facility with a Canadian sublimit of $5.0 million, subject to borrowing base limitations. The Credit Facility expires on May 25, 2016, which represents an extended date upon the March 2013 amendment to the Credit Facility and closing of the 9 1/2% Senior Notes. Each existing and future direct and indirect wholly-owned domestic subsidiary of the Company (collectively, the “U.S. Guarantors”) is a guarantor of payment of the U.S. obligations under the Credit Facility and Olympic Seismic Ltd. (“Olympic”), a wholly-owned subsidiary of the Company, and each future direct and indirect wholly-owned Canadian subsidiary of the Company (such subsidiaries together with Olympic, the “Canadian Guarantors”) are guarantors of payment of the Canadian obligations under the Credit Facility.

The borrowings under the Credit Facility are secured by a perfected first priority lien and security interest (subject to certain exceptions) in favor of the U.S. Lender in all present and future assets and equity of the Company and each U.S. Guarantor and 65% of the equity in Olympic, and borrowings by Olympic are secured by a perfected first priority lien and security interest (subject to certain exceptions) in favor of the Canadian Lender in all present and future assets of Olympic and each Canadian Guarantor. The Credit Facility has a variable interest rate depending on certain factors.

The Credit Facility contains affirmative and negative covenants, representations and warranties, borrowing conditions, events of default and remedies for the Lenders. The aggregate loan or any individual loan made under the Credit Facility may be prepaid at any time subject to certain restrictions. The Credit Facility is also subject to the payment of upfront, letter of credit, administrative and certain other fees.

Note Payable: The Company is party to a note payable to a former executive with remaining payments of $6,000 per month until May 2013. The note is non-interest bearing and is guaranteed by Olympic.

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NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

NOTE E-FAIR VALUE MEASUREMENTS

Authoritative guidance on fair value measurements provides a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of the Company’s assets and liabilities, market data or assumptions are used that the Company believes market participants would use in pricing an asset or liability, including assumptions about risk when appropriate. The Company’s assets that are measured at fair value on a recurring basis include the following (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
At March 31, 2013:
Cash equivalents	$25,397	$25,397	$—	$—
At December 31, 2012:
Cash equivalents	$61,272	$61,272	$—	$—

The Company had no transfers of assets between any of the above levels during the three months ended March 31, 2013 or March 31, 2012.

Cash equivalents include money market funds that invest in United States government obligations and a Canadian dollar investment account, all with original maturities of three months or less. The original costs of these assets approximate fair value due to their short-term maturity.

Other Financial Instruments:

Debt – In March 2013, the Company refinanced the $275.0 million outstanding principal amount of its 9.75% Senior Notes due 2014 with the issuance of $250.0 million 9 1/2% Senior Notes due 2019. Based upon the rates available to the Company, the fair value of the 9 1/2% Senior Notes and the note payable to a former executive approximated $251.3 million as of March 31, 2013, compared to the book value of $250.0 million. The quoted market price of the 9 1/2% Senior Notes was $251.3 million at March 31, 2013. The fair value of the 9.75% Senior Notes and the note payable to a former executive approximated $274.6 million as of December 31, 2012, compared to the book value of $275.0 million. The quoted market price of the 9.75% Senior Notes was $274.6 million at December 31, 2012. The fair value for the Company’s most significant debt balance, the 9 1/2% Senior Notes (at March 31, 2013) and 9.75% Senior Notes (at December 31, 2012), was estimated using Level 1 inputs whereas the estimate of fair value for the note payable to a former executive was calculated using Level 2 inputs.

NOTE F-STATEMENT OF CASH FLOW INFORMATION

Cash and cash equivalents at March 31, 2013 and December 31, 2012 include $651,000 of restricted cash related to collateral on seismic operations bonds. The balances at March 31, 2013 and December 31, 2012 also include $125,000 (Canadian) of restricted cash posted as security against Company issued credit cards for Olympic.

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

The Company had non-cash additions to its seismic data library comprised of the following for the periods indicated (in thousands):

	Three Months Ended March 31,
	2013	2012
Non-monetary exchanges related to resale licensing revenue	$324	$709
Completion of data in progress from prior non-monetary exchanges	2,392	—

Total non-cash additions to seismic data library	$2,716	$709

Non-cash revenue consisted of the following for the periods indicated (in thousands):

	Three Months Ended March 31,
	2013	2012

Acquisition revenue on underwriting from non-monetary exchange contracts	$57	$1,268
Licensing revenue from specific data licenses and selections on non-monetary exchange contracts	578	827
Solutions revenue recognized from non-monetary exchange contracts	—	20

Total non-cash revenue	$635	$2,115

NOTE G-COMMITMENTS AND CONTINGENCIES

The Company is involved from time to time in ordinary, routine claims and lawsuits incidental to its business. In the opinion of management, uninsured losses, if any, resulting from the ultimate resolutions of these matters should not be material to the Company’s financial position, results of operations or cash flows. However, it is not possible to predict or determine the outcomes of the legal actions brought against it or by it, or to provide an estimate of all additional losses, if any, that may arise. At March 31, 2013, the Company has recorded the estimated amount of potential exposure it may have with respect to litigation and claims. Such amounts are not material to the financial statements.

NOTE H-RECENT ACCOUNTING PRONOUNCEMENTS

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This ASU does not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income (“AOCI”) by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. This standard was effective prospectively for the Company beginning January 1, 2013 and did not have an effect on its financial statements or financial statement disclosures.

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NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

NOTE I-SUPPLEMENTAL GUARANTORS CONSOLIDATING CONDENSED FINANCIAL INFORMATION

On March 20, 2013, the Company completed a private placement of 9 1/2% Senior Notes in the aggregate principal amount of $250.0 million. The Company’s payment obligations under the 9 1/2% Senior Notes are jointly and severally guaranteed by substantially all of the Company’s significant 100% owned U.S. subsidiaries (“Guarantor Subsidiaries”). All subsidiaries of the Company that do not guaranty the 9 1/2% Senior Notes are referred to as Non-Guarantor Subsidiaries.

The consolidating condensed financial statements are presented below and should be read in connection with the Condensed Consolidated Financial Statements of the Company. Separate financial statements of the Guarantor Subsidiaries are not presented because (i) the Guarantor Subsidiaries are wholly-owned and have fully and unconditionally guaranteed the 9 1/2% Senior Notes on a joint and several basis, and (ii) the Company’s management has determined such separate financial statements are not material to investors.

The following consolidating condensed financial information presents the consolidating condensed balance sheets as of March 31, 2013 and December 31, 2012, and the consolidating condensed statements of income, statements of comprehensive income and statements of cash flows for the three months ended March 31, 2013 and March 31, 2012 of (a) the Company; (b) the Guarantor Subsidiaries; (c) the Non-Guarantor Subsidiaries; (d) elimination entries; and (e) the Company, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries on a consolidated basis.

Investments in subsidiaries are accounted for on the equity method. The principal elimination entries eliminate investments in subsidiaries, intercompany balances, intercompany transactions and intercompany sales.

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

CONSOLIDATING CONDENSED BALANCE SHEET

As of March 31, 2013

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
ASSETS
Cash and cash equivalents	$—	$25,308	$236	$—	$25,544
Receivables
Trade, net	—	27,026	16,569	—	43,595
Notes and other, net	—	33	2,068	—	2,101
Due from Seitel Holdings, Inc.	—	1,120	—	—	1,120
Intercompany receivables (payables)	26,878	437	(27,315)	—	—
Investment in subsidiaries	344,582	434,764	1,587	(780,933)	—
Net seismic data library	—	114,478	82,743	—	197,221
Net property and equipment	—	2,003	2,648	—	4,651
Prepaid expenses, deferred charges and other	7,376	3,047	617	—	11,040
Intangible assets, net	900	12,447	5,908	—	19,255
Goodwill	—	107,688	98,286	—	205,974
Deferred income taxes	—	84	—	—	84

TOTAL ASSETS	$379,736	$728,435	$183,347	$(780,933)	$510,585

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable and accrued liabilities	$720	$37,613	$14,789	$—	$53,122
Income taxes payable	403	569	—	—	972
Senior Notes	250,000	—	—	—	250,000
Notes payable	12	—	—	—	12
Obligations under capital leases	—	73	2,917	—	2,990
Deferred revenue	—	46,681	4,667	—	51,348
Deferred income taxes	—	—	2,896	—	2,896

TOTAL LIABILITIES	251,135	84,936	25,269	—	361,340

STOCKHOLDER’S EQUITY
Common stock	—	—	—	—	—
Additional paid-in capital	398,998	—	—	—	398,998
Parent investment	—	764,752	156,918	(921,670)	—
Retained deficit	(270,397)	(121,253)	(19,484)	140,737	(270,397)
Accumulated other comprehensive income	—	—	20,644	—	20,644

TOTAL STOCKHOLDER’S EQUITY	128,601	643,499	158,078	(780,933)	149,245

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$379,736	$728,435	$183,347	$(780,933)	$510,585

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

CONSOLIDATING CONDENSED BALANCE SHEET

As of December 31, 2012

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
ASSETS
Cash and cash equivalents	$—	$60,533	$1,358	$—	$61,891
Receivables
Trade, net	—	43,806	17,389	—	61,195
Notes and other, net	—	9	2,134	—	2,143
Due from Seitel Holdings, Inc.	—	874	—	—	874
Intercompany receivables (payables)	75,688	(49,827)	(25,861)	—	—
Investment in subsidiaries	332,819	432,870	1,590	(767,279)	—
Net seismic data library	—	100,087	80,030	—	180,117
Net property and equipment	—	2,125	2,693	—	4,818
Prepaid expenses, deferred charges and other	2,644	5,122	3,008	—	10,774
Intangible assets, net	900	13,250	6,678	—	20,828
Goodwill	—	107,688	100,332	—	208,020
Deferred income taxes	—	84	—	—	84

TOTAL ASSETS	$412,051	$716,621	$189,351	$(767,279)	$550,744

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable and accrued liabilities	$10,049	$38,179	$14,555	$—	$62,783
Income taxes payable	336	900	2,898	—	4,134
Senior Notes	275,000	—	—	—	275,000
Notes payable	29	—	—	—	29
Obligations under capital leases	—	81	3,032	—	3,113
Deferred revenue	—	45,320	7,537	—	52,857
Deferred income taxes	—	—	2,470	—	2,470

TOTAL LIABILITIES	285,414	84,480	30,492	—	400,386

STOCKHOLDER’S EQUITY
Common stock	—	—	—	—	—
Additional paid-in capital	398,772	—	—	—	398,772
Parent investment	—	764,752	156,918	(921,670)	—
Retained deficit	(272,135)	(132,611)	(21,780)	154,391	(272,135)
Accumulated other comprehensive income	—	—	23,721	—	23,721

TOTAL STOCKHOLDER’S EQUITY	126,637	632,141	158,859	(767,279)	150,358

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$412,051	$716,621	$189,351	$(767,279)	$550,744

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF INCOME

For the Three Months Ended March 31, 2013

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
REVENUE	$—	$33,120	$18,575	$(344)	$51,351
EXPENSES:
Depreciation and amortization	—	18,009	11,329	—	29,338
Cost of sales	—	38	1	—	39
Selling, general and administrative	285	4,463	2,983	(344)	7,387

	285	22,510	14,313	(344)	36,764

INCOME (LOSS) FROM OPERATIONS	(285)	10,610	4,262	—	14,587
Interest expense, net	(7,831)	(1,065)	(419)	—	(9,315)
Foreign currency exchange losses	—	—	(647)	—	(647)
Loss on early extinguishment of debt	(1,504)	—	—	—	(1,504)
Other income	—	1	—	—	1

Income (loss) before income taxes and equity in income of subsidiaries	(9,620)	9,546	3,196	—	3,122
Provision for income taxes	—	484	900	—	1,384
Equity in income of subsidiaries	11,358	2,296	—	(13,654)	—

NET INCOME	$1,738	$11,358	$2,296	$(13,654)	$1,738

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the Three Months Ended March 31, 2013

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Net income	$1,738	$11,358	$2,296	$(13,654)	$1,738
Foreign currency translation adjustments	—	—	(3,077)	—	(3,077)

Comprehensive income (loss)	$1,738	$11,358	$(781)	$(13,654)	$(1,339)

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF INCOME

For the Three Months Ended March 31, 2012

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
REVENUE	$—	$39,128	$33,764	$(345)	$72,547
EXPENSES:
Depreciation and amortization	—	20,848	18,536	—	39,384
Cost of sales	—	86	11	—	97
Selling, general and administrative	253	5,016	3,168	(345)	8,092

	253	25,950	21,715	(345)	47,573

INCOME (LOSS) FROM OPERATIONS	(253)	13,178	12,049	—	24,974
Interest expense, net	(2,246)	(4,710)	(263)	—	(7,219)
Foreign currency exchange gains	—	—	411	—	411
Other income	1	80	—	—	81

Income (loss) before income taxes and equity in income of subsidiaries	(2,498)	8,548	12,197	—	18,247
Provision for income taxes	—	260	3,281	—	3,541
Equity in income of subsidiaries	17,204	8,916	—	(26,120)	—

NET INCOME	$14,706	$17,204	$8,916	$(26,120)	$14,706

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended March 31, 2012

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Net income	$14,706	$17,204	$8,916	$(26,120)	$14,706
Unrealized gains on securities held as available for sale, net of tax	—	85	—	—	85
Foreign currency translation adjustments	—	—	2,556	—	2,556

Comprehensive income	$14,706	$17,289	$11,472	$(26,120)	$17,347

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2013

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Cash flows from operating activities:
Net cash provided by (used in) operating activities	$(17,861)	$42,050	$11,223	$—	$35,412

Cash flows from investing activities:
Cash invested in seismic data	—	(27,629)	(12,503)	—	(40,132)
Cash paid to acquire property, equipment and other	—	(192)	(144)	—	(336)
Advances to Seitel Holdings, Inc.	—	(246)	—	—	(246)

Net cash used in investing activities	—	(28,067)	(12,647)	—	(40,714)

Cash flows from financing activities:
Issuance of 9 1/2% Senior Notes	250,000	—	—	—	250,000
Repayment of 9.75% Senior Notes	(275,000)	—	—	—	(275,000)
Principal payments on notes payable	(17)	—	—	—	(17)
Principal payments on capital lease obligations	—	(8)	(54)	—	(62)
Costs of debt transactions	(5,822)	—	—	—	(5,822)
Intercompany transfers	48,700	(49,200)	500	—	—

Net cash provided by (used in) financing activities	17,861	(49,208)	446	—	(30,901)

Effect of exchange rate changes	—	—	(144)	—	(144)

Net decrease in cash and cash equivalents	—	(35,225)	(1,122)	—	(36,347)
Cash and cash equivalents at beginning of period	—	60,533	1,358	—	61,891

Cash and cash equivalents at end of period	$—	$25,308	$236	$—	$25,544

SEITEL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2012

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Cash flows from operating activities:
Net cash provided by (used in) operating activities	$(13,179)	$27,843	$30,418	$—	$45,082

Cash flows from investing activities:
Cash invested in seismic data	—	(19,645)	(36,775)	—	(56,420)
Cash paid to acquire property, equipment and other	—	(201)	(49)	—	(250)
Advances to Seitel Holdings, Inc.	—	(4)	—	—	(4)

Net cash used in investing activities	—	(19,850)	(36,824)	—	(56,674)

Cash flows from financing activities:
Principal payments on notes payable	(16)	—	—	—	(16)
Principal payments on capital lease obligations	—	—	(42)	—	(42)
Intercompany transfers	13,195	(13,195)	—	—	—

Net cash provided by (used in) financing activities	13,179	(13,195)	(42)	—	(58)

Effect of exchange rate changes	—	—	171	—	171

Net decrease in cash and cash equivalents	—	(5,202)	(6,277)	—	(11,479)
Cash and cash equivalents at beginning of period	—	61,612	13,282	—	74,894

Cash and cash equivalents at end of period	$—	$56,410	$7,005	$—	$63,415

Until October 8, 2013 (90 days after the date of this prospectus), all dealers effecting transactions in the notes, whether or not participating in the original distribution, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

$250,000,000

SEITEL, INC.

PROSPECTUS

OFFER TO EXCHANGE

ALL OUTSTANDING

9 1/2% Senior Notes due 2019 and

Related Subsidiary Guarantees

for

9 1/2% Senior Notes due 2019 and

Related Subsidiary Guarantees

July 10, 2013